
10011626


30th
INVACARE
Yes, you can.
Anniversary


SEC MAIL
PROCESSING
RECEIVED
APR 07 2010
WASH. D.C.
200
SECTION

Invacare Corporation
One Invacare Way
Elyria, Ohio 44035

April 7, 2010

To the Shareholders of

INVACARE CORPORATION:

This year's Annual Meeting of Shareholders will be held at 10:00 A.M. (EDT), on Thursday, May 20, 2010, at the Lorain County Community College, Spitzer Conference Center, Grand Room, 1005 North Abbe Road, Elyria, Ohio. We will be reporting on Invacare's activities and you will have an opportunity to ask questions about its operations.

We hope that you are planning to attend the annual meeting personally and we look forward to seeing you. **Whether or not you expect to attend in person, the return of the enclosed proxy as soon as possible would be greatly appreciated and will ensure that your shares will be represented at the annual meeting. If you do attend the annual meeting, you may, of course, withdraw your proxy should you wish to vote in person.**

On behalf of the Board of Directors and management of Invacare Corporation, I would like to thank you for your continued support and confidence.

Sincerely yours,

A. MALACHI MIXON, III
Chairman and
Chief Executive Officer


INVACARE
Yes, you can.
Anniversary

Invacare Corporation

Notice of Annual Meeting of Shareholders To Be Held On May 20, 2010

The Annual Meeting of Shareholders of Invacare Corporation (the "Company") will be held at the Lorain County Community College, Spitzer Conference Center, Grand Room, 1005 North Abbe Road, Elyria, Ohio on Thursday, May 20, 2010, at 10:00 A.M. (EDT), for the following purposes:

1. To elect four directors to the class whose three-year term will expire in 2013;
2. To approve and adopt an amendment to the Company's Code of Regulations to declassify the Board of Directors and provide for the annual election of directors;
3. To reaffirm approval of the Invacare Corporation Executive Incentive Bonus Plan;
4. To ratify the appointment of Ernst & Young LLP as the Company's independent auditors for its 2010 fiscal year; and
5. To transact any other business as may properly come before the annual meeting.

Holders of common shares and Class B common shares of record as of the close of business on Thursday, March 26, 2010 are entitled to vote at the annual meeting. It is important that your shares be represented at the annual meeting. For that reason, we ask that you promptly sign, date and mail the enclosed proxy card in the return envelope provided. Shareholders who attend the annual meeting may revoke their proxy and vote in person.

By Order of the Board of Directors,

Anthony C. LaPlaca
Secretary

April 7, 2010

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 20, 2010:

The Proxy Statement and the 2009 Annual Report are also available at www.invacare.com/annualreport.


INVACARE
Yes, you can.
Anniversary

Invacare Corporation

Proxy Statement
For the Annual Meeting of Shareholders
May 20, 2010

Why am I receiving these materials?

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors of Invacare for use at the Annual Meeting of Shareholders to be held on May 20, 2010 and any adjournments or postponements that may occur. The time, place and purposes of the annual meeting are set forth in the Notice of Annual Meeting of Shareholders, which accompanies this proxy statement. This proxy statement is being mailed to shareholders on or about April 7, 2010.

Who is paying for this proxy solicitation?

The Company will pay the expense of soliciting proxies, including the cost of preparing, assembling and mailing the notice, proxy statement and proxy. In addition to the solicitation of proxies by mail, Invacare's directors, officers or employees, without additional compensation, may make solicitations personally and by telephone. The Company may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

Who is entitled to vote?

Only shareholders of record at the close of business on March 26, 2010, the record date for the meeting, are entitled to receive notice of and to vote at the annual meeting. On this record date, there were 31,288,416 common shares and 1,097,516 Class B common shares outstanding and entitled to vote.

How many votes do I have?

On each matter to be voted on, you have one vote for each outstanding common share you own as of March 26, 2010 and ten votes for each outstanding Class B common share you own as of March 26, 2010.

How do I vote?

If you are a shareholder of record, you can vote in person at the annual meeting or you can vote by signing and mailing in your proxy card in the enclosed envelope. If you are a shareholder of record, the proxy holders will vote your shares based on your directions.

If you sign and return your proxy card, but do not properly direct how your shares should be voted on a proposal, the proxy holders will vote "**FOR**" each of the director nominees named in proposal 1, "**FOR**" proposals 2, 3 and 4, and will use their discretion on any other proposals and other matters that may be brought before the annual meeting.

If you hold common shares through a broker or nominee, you may vote in person at the annual meeting only if you have obtained a signed proxy from your broker or nominee giving you the right to vote your shares.

How do I vote my common shares held in the Invacare Retirement Savings Plan?

If you are a participant in the Invacare Retirement Savings Plan, the voting instruction card should be used to vote the number of common shares that you are entitled to vote under the plan. If you do not vote timely, your shares will not be counted.

What are the voting recommendations of the Board of Directors?

Our Board of Directors recommends that you vote:

- "**For**" the election of the four nominated directors to the class whose three-year term will expire in 2013;
- "**For**" the amendment to the Company's Code of Regulations to declassify the Board of Directors and provide for the annual election of directors;
- "**For**" reaffirming approval of the Invacare Corporation Executive Incentive Bonus Plan; and
- "**For**" ratifying the appointment of Ernst & Young LLP as the Company's independent auditors for its 2010 fiscal year.

What vote is required to approve each proposal?

Except as otherwise provided by Invacare's amended and restated articles of incorporation or code of regulations, or required by law, holders of common shares and Class B common shares will at all times vote on all matters, including the election of directors, together as one class. The holders of common shares and Class B common shares will vote together as one class on all three proposals described in this proxy statement. No holder of shares of any class has cumulative voting rights in the election of directors.

- Election of Directors (Proposal No. 1). The nominees receiving the greatest number of votes will be elected. A proxy card marked "Withhold Authority" with respect to the election of one or more directors will not be voted with respect to the director or directors indicated. Abstentions and broker non-votes will not be voted for or against or withheld from the election of directors and will not be counted for purposes of determining the number of votes cast in the election of directors. However, please note that our majority voting director resignation procedures under our Code of Regulations require any director nominee who receives a greater number of votes marked "Withhold Authority" than marked "For" his or her election in an uncontested election of directors to promptly tender his or her resignation to the Board following certification of the shareholder vote. Under our procedures, the Governance Committee, or another committee

comprised entirely of independent directors or the Board of Directors, will, within 90 days following the certification of the shareholder vote, consider, and the Board will determine, whether to accept the resignation. The Board's determination and explanation of its decision will be promptly disclosed in a press release or Form 8-K submitted to the SEC.

- Approval and adoption of an amendment to the Company's Code of Regulations to declassify the Board of Directors and provide for the annual election of directors (Proposal No. 2). The approval and adoption of an amendment to the Company's Code of Regulations to declassify the Board of Directors and provide for the annual election of directors requires both (1) the affirmative vote of the holders of record entitled to exercise a majority of the total voting power of the Company and (2) the affirmative vote of the holders of a majority of disinterested shares voted on the proposal. A proxy card marked as "Abstain" with respect to this proposal will not be voted. Accordingly, if you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes also will have the same effect as a vote "Against" this proposal.

  For purposes of the above vote, "disinterested" shares means voting shares beneficially owned by any person not an interested shareholder or an affiliate or associate of an interested shareholder. An interested shareholder, with respect to the Company, means a person, other than the Company, a subsidiary of the Company, any employee stock ownership or benefit plan of the Company or a subsidiary of the Company, or any trustee or fiduciary with respect to any such plan acting in such capacity, who is the beneficial owner of a sufficient number of shares of the Company that, when added to all other shares of the Company in respect of which that person may exercise or direct the exercise of voting power, would entitle that person, directly or indirectly, alone or with others, including affiliates and associates of that person, to exercise or direct the exercise of ten percent (10%) of the voting power of the Company in the election of directors after taking into account all of that person's beneficially owned shares that are not currently outstanding.

- Reaffirming approval of the Invacare Corporation Executive Incentive Bonus Plan (Proposal No. 3). The reaffirmation of the Invacare Corporation Executive Incentive Bonus Plan requires the affirmative vote of the holders of a majority of the votes cast on the proposal. Abstentions and broker non-votes will not be voted for or against the reaffirmation of approval of the plan and will not be counted in the number of votes cast on the proposal.

- Ratification of Auditors (Proposal No. 4). Ratification of the appointment of Ernst & Young LLP as the Company's independent auditors requires the affirmative vote of the holders of a majority of the votes cast on the proposal. Abstentions and broker non-votes will have not be voted for or against the ratification of the appointment of Ernst & Young LLP and will not be counted in the number of votes cast on the proposal.

What constitutes a quorum?

A quorum of shareholders will be present at the annual meeting if at least a majority of the aggregate voting power of common shares and Class B common shares outstanding on the record date are represented, in person or by proxy, at the annual meeting. On the record date, 42,263,576 votes were represented by outstanding shares; therefore, shareholders representing at least 21,131,789 votes will be required to establish a quorum. Abstentions and broker non-votes will be counted for the purpose of determining the presence of a quorum.

Can I revoke or change my vote after I submit a proxy?

Yes. You can revoke your proxy or change your vote at any time before the proxy is exercised at the annual meeting. This can be done by either submitting another properly completed proxy card with a later date, sending a written notice to our Secretary, or by attending the annual meeting and voting in person. You should be aware that simply attending the annual meeting will not automatically revoke your previously submitted proxy; rather you must notify an Invacare representative at the annual meeting of your desire to revoke your proxy and vote in person.

Can I access the Notice of Annual Meeting, Proxy Statement and the 2009 Annual Report on the Internet?

The Notice of Annual Meeting, Proxy Statement and 2009 Annual Report are available on the Internet at www.invacare.com/annualreport. We also will provide a copy of any of these documents to any shareholder free of charge, upon request by writing to: Shareholder Relations Department, Invacare Corporation, One Invacare Way, P.O. Box 4028, Elyria, Ohio 44036-2125.

If you hold your shares in a bank or brokerage account, your bank or broker may also provide you copies of these documents electronically. Please check the information provided in the proxy materials mailed to you by your bank or broker regarding the availability of this service. Brokerage firms have the authority under the New York Stock Exchange rules to vote shares on certain "routine" matters when their customers do not provide voting instructions. However, on other matters, when the brokerage firm has not received voting instructions from its customers, the brokerage firm cannot vote the shares on that matter and a "broker non-vote" occurs. **Please note that the New York Stock Exchange rules have changed and an uncontested election of directors is no longer considered a routine matter. This means that brokers may not vote your shares on the election of directors if you have not given your broker specific instructions as to how to vote. Please be sure to give specific voting instructions to your broker so that your vote can be counted.**

ELECTION OF DIRECTORS
(Proposal No. 1)

At the annual meeting, four directors will be elected to serve a three-year term until the annual meeting in 2013 or until their successors have been elected and qualified. Each of the nominees is presently a director of Invacare and has indicated his or her willingness to serve another term as a director if elected.

A proposal to amend the Code of Regulations to declassify the Board of Directors, providing instead for the annual election of directors, has been included elsewhere in this proxy statement. If the proposal is approved by the shareholders, it will be effective for our 2011 Annual Meeting of Shareholders. Directors who had been elected previously for three-year terms expiring after the 2011 Annual Meeting of Shareholders would serve the balance of their terms so that no director previously elected to a multi-year term would have his or her term shortened. Under the proposed amendment, the directors elected at the 2010 Annual Meeting of Shareholders would serve a three-year term, and any director elected to fill a vacancy that does not result from a newly created board seat will hold office for the remainder of the full term of the director he or she is replacing. Please see "Proposal No. 2" in this proxy statement.

Below is certain biographical information regarding our directors and director nominees, as well as a discussion of the qualifications that led the Board of Directors to conclude that each director and director nominee should serve as a director of the Company. Each of the individuals listed below has a wealth of knowledge, experience and expertise developed over a lifetime of achievement. In the discussion below, we have not detailed all of the numerous factors considered by the Board, but rather have highlighted the primary qualifications that led the Board to conclude that each of the following individuals should serve as a director. The Board of Directors believes that the current Board composition reflects an appropriately diverse group of individuals with relevant knowledge and experience that greatly benefits the Company.

Nominees for Terms Expiring in 2013

John R. Kasich, 57, has been a director since 2001. Mr. Kasich has served as an associate of Schottenstein Stores Corp. since 2008, after having served as a managing director of Lehman Brothers' investment banking group from 2001 to 2008. He spent 18 years as a member of the House of Representatives of the United States Congress, and served as head of the House Budget Committee from 1995 to 2000. He was the chief architect of the Balanced Budget Act of 1997, which

eliminated the federal budget deficit. As a committee chairman, he was the House's top negotiator with the White House over details of the plan, setting spending limits for all federal government agencies and cutting taxes. Mr. Kasich is a candidate running for election as the Governor of the State of Ohio in 2010. Mr. Kasich serves as a director of Worthington Industries, Inc. (NYSE), Columbus, Ohio, a diversified steel processor that focuses on steel processing and metals-related businesses. Mr. Kasich was also a contributor to the Fox News Channel from 2001 to 2009.

The Board concluded that Mr. Kasich should serve as a director of the Company primarily due to the extensive government know-how he brings to the Board as a former U.S. Congressman. Influencing and adapting to government regulation of the healthcare industry is a critical aspect of Invacare's business and Mr. Kasich, with his background as a member of the U.S. House of Representatives and leader of the House Budget Committee, brings valuable insight to the Board, particularly in strategic planning with respect to government regulatory and reimbursement matters, the Company's governance structure and in providing perspective on the Company's government lobbying activities on behalf of the home healthcare industry.

Dan T. Moore, III, 70, has been a director since 1980. Mr. Moore has been President of Dan T. Moore Co. since 1979 and is Chairman of seven advanced materials manufacturing companies: Flow Polymers, Inc., Soundwich, Inc., Team Wendy LLC, Impact Armor Technologies LLC, Sleep Optima LLC, Tennessee Iron Products and ePIFNI/SONIC. He is a director of Hawk Corporation (NYSE Alternext US), Cleveland, Ohio, a supplier of friction products for brakes, clutches, and transmissions used in aerospace, industrial and specialty applications, and is a director of Park-Ohio Holdings Corp (NASDAQ), Cleveland, Ohio, a provider of supply chain logistics services and a manufacturer of engineered products. Mr. Moore is also a Trustee of The Cleveland Clinic Foundation and Cleveland State University.

The Board concluded that Mr. Moore should serve as a director of the Company primarily due to the leadership capabilities, business acumen and operations experience he has demonstrated over years of managing and serving as a director of numerous manufacturing companies. Mr. Moore is a recognized and successful entrepreneur and a founding investor of Invacare. His skills and experience, coupled with his familiarity with the Company and its operations through his long tenure as a director of the Company, is of particular value to the Board in setting corporate strategy and goals and in evaluating the Company's product and operational challenges and opportunities.

Joseph B. Richey, II, 73, has been a director since 1980. Mr. Richey has been President-Invacare Technologies and Senior Vice President-Electronic and Design Engineering since 1992. Previously, Mr. Richey was Senior Vice President-Product Development from 1984 to 1992, and Senior Vice President and General Manager-North American Operations from September 1989 to September 1992. Mr. Richey is also a member of the Board of Trustees for Case Western Reserve University and The Cleveland Clinic Foundation. From 1987 to July 2009, Mr. Richey served on the Board of Directors of Steris Corporation (NYSE), Mentor, Ohio, a provider of infection prevention and surgical products and services.

The Board concluded that Mr. Richey, a founder of Invacare and the driving force behind the Company's product development for over thirty years, should serve as a director of the Company primarily due to his integral role in the Company's innovation, research and development and product design and planning. Mr. Richey's experience and understanding of the Company's product development capabilities and opportunities provides valuable perspective to the Board in its evaluation of the Company's business operations and prospects, and in the innovation and improvement in the Company's ever-diversifying product lines.

Dale C. LaPorte, 68, has been a director since February 2009. Mr. LaPorte served as Senior Vice President — Business Development and General Counsel of the Company from December 2005 to December 2008. Prior to that, Mr. LaPorte was a partner at Calfee, Halter & Griswold LLP from 1974 to

2005 and served as chairman of that firm from 2000 to 2004. Mr. LaPorte serves as a member of the Board of Trustees of PNC Mutual Funds and the board of directors of Morrison Products, Inc., a manufacturer of air moving equipment for original equipment manufacturers in the heating, ventilation, air conditioning and refrigeration industry.

The Board concluded that Mr. LaPorte should serve as a director of the Company primarily due to his lengthy experience as counsel to the Company, skills in project management, expertise in corporate governance and business development matters, as well as his business acumen and judgment. Mr. LaPorte's skills are a vital asset to the Board, particularly at a time when sound risk management and exemplary governance practices are essential.

Directors whose Terms Will Expire in 2011

Michael F. Delaney, 61, has been a director since 1986. From 1983 to October 2003, Mr. Delaney served as the Associate Director of Development of the Paralyzed Veterans of America, a national veterans' service organization in Washington, D.C. Since October 2003, Mr. Delaney served as Associate Director of Corporate Marketing of the Paralyzed Veterans of America until his retirement on July 31, 2009. In November 2009, Mr. Delaney entered into a consulting agreement with the Department of Defense to provide consulting services to its Congressionally Directed Medical Research Program.

The Board concluded that Mr. Delaney should serve as a director of the Company primarily due to his unique background and experience. Mr. Delaney utilizes a wheelchair and has worked tirelessly for decades on behalf of people with disabilities, provides invaluable insight and perspective to the Board with respect to the Company's products, their use, and possible attributes. He uses his background and training in development and marketing to assist the Company with effective approaches of marketing those products to consumers.

C. Martin Harris, M.D., 53, has been a director since 2003. Since 1996, Dr. Harris has been the Chief Information Officer and Chairman of the Information Technology Division of The Cleveland Clinic Foundation in Cleveland, Ohio and a Staff Physician for The Cleveland Clinic Hospital and The Cleveland Clinic Foundation Department of General Internal Medicine. Additionally, since 2000, he has been Executive Director of e-Cleveland Clinic, a series of e-health clinical programs offered over the internet. Nationally, Dr. Harris serves as the Chairman of the National Health Information Infrastructure (NHII) Task Force of the Healthcare Information and Management Systems Society (HIMSS), the largest information and management systems society in the world. He is also the Chairman of the Foundation Board for the e-Health Initiative, a public policy and advocacy group that encourages the interoperability of information technology in healthcare. Dr. Harris is also on the Board of Directors of Sewtillion Corporation, an Andover, MA healthcare software technology company that is not publicly traded.

The Board concluded that Dr. Harris should serve as a director of the Company primarily due to his experience in the healthcare industry as a physician and leader of healthcare organizations and also his expertise in the use of information technology in the healthcare industry. Dr. Harris is nationally recognized for his leadership in developing and organizing electronic management of medical information, including electronic medical records. Through his work with organizations such as e-Cleveland Clinic and the NHII Task Force, Dr. Harris ensures that the Board, and ultimately the Company, are informed as to the latest developments and trends involving the use of information to enhance healthcare diagnoses, patient outcomes and cost efficiencies. In particular, he is able to assist the Board in staying abreast of developments in technological advances in the home medical equipment industry. Dr. Harris' understanding of information technology developments in the healthcare industry has proven to be instrumental to the Board's management of the Company's own strategy and information technology resources, particularly in connecting the Company's widespread international operations.

Bernadine P. Healy, M.D., 65, has been a director since 1996. Dr. Healy has been a columnist and Health Editor for *U.S. News & World Report* since September 2002. She served on The President's Council of Advisors on Science and Technology (PCAST) from 2001 to 2009 and served as a chair of the Ohio Commission to Reform Medicaid in 2003. Dr. Healy was President and CEO, American Red Cross from September 1999 to December 2001. From 1995 to August 1999, Dr. Healy served as the Dean and Professor of Medicine of the College of Medicine and Public Health of The Ohio State University, Columbus, Ohio. Dr. Healy is a Trustee of the Battelle Memorial Institute in Columbus, Ohio. She also serves as a director of Ashland, Inc. (NYSE), Covington, Kentucky, a specialized chemicals company and The Progressive Corporation (NYSE), Cleveland, Ohio, an automobile insurance company. From 2003 to December 2008, Dr. Healy served as a director of National City Corporation (NYSE), Cleveland, Ohio, a financial holding company, until it was acquired by The PNC Financial Services Group, Inc. in December 2008.

The Board concluded that Dr. Healy should serve as a director of the Company primarily due to her extensive experience across the healthcare industry as a physician and in the numerous capacities detailed above. Dr. Healy, with her background as a physician, regulatory expert, political advisor, educator and leader of various institutions and organizations, brings a wealth of expertise to the Board that is of particular value during this time of relative uncertainty in the healthcare industry. Dr. Healy also is a recognized expert and advocate with respect to the women's healthcare matters, which enhances the Board's perspective on the healthcare industry.

A. Malachi Mixon, III, 69, has been a director since 1979. Mr. Mixon has been Chief Executive Officer since 1979 and Chairman of the Board since 1983 and also served as President until 1996, when Gerald B. Blouch, Chief Operating Officer, was elected as our President. Mr. Mixon serves on the Board of Directors of The Sherwin-Williams Company (NYSE), Cleveland, Ohio, a manufacturer and distributor of coatings and related products. Mr. Mixon also serves as Chairman of the Board of Trustees of The Cleveland Clinic Foundation, Cleveland, Ohio, one of the world's leading academic medical centers. Mr. Mixon also serves on the board of Park-Ohio Holdings Corp (NASDAQ), Cleveland, Ohio, a provider of supply chain logistics services and a manufacturer of highly engineered products. From 1990 to 2007, Mr. Mixon served as a director of The Lamson & Sessions Co. (NYSE), Cleveland, Ohio, a diversified manufacturer and distributor of thermoplastic electrical, consumer, telecommunications and engineered sewer products.

The Board concluded that Mr. Mixon, a founder of Invacare, should serve as a director of the Company primarily due to his role as the Company's Chief Executive Officer, the leader of the Company since its inception and as a nationally recognized and influential medical equipment industry executive. The Board believes that having Mr. Mixon, who is intimately familiar with the Company's capabilities, customers, strategy, position in the industry and with developments within the industry, serving as a director provides the Board with invaluable Company and industry insight. Mr. Mixon has become a leading national spokesman for medical equipment manufacturers and distributors and one of the visionary forces driving strategy and change across the industry. Mr. Mixon's experience, influence and deep knowledge of the Company and its industry provides the Board with the management perspective necessary to successfully oversee the Company and its strategy and business operations.

Directors whose Terms Will Expire in 2012

James C. Boland, 70, has been a director since 1998 and was appointed as Invacare's Lead Director in February 2008. Mr. Boland, prior to his retirement in 2007, served for nine years as President, Chief Executive Officer and Vice Chairman of the Cavaliers Operating Company, LLC (formerly Cavaliers/Gund Arena Company) operator of the Cleveland Cavaliers professional basketball team and Quicken Loans Arena. Prior to his time with the Cavaliers, Mr. Boland served for 22 years as a partner of Ernst & Young LLP in various roles, including Vice Chairman and Regional Managing Partner as well as a member of the firm's Management Committee from 1988 to 1996, and as Vice

Chairman of National Accounts from 1997 to his retirement from the firm in 1998. Mr. Boland also is a director of The Sherwin-Williams Company (NYSE), Cleveland, Ohio, a manufacturer and distributor of coatings and related products, The Goodyear Tire & Rubber Company (NYSE), Akron, Ohio, one of the world's leading manufacturers of tires and rubber products and Developers Diversified Realty Corporation (NYSE), a real estate investment trust. From 2004 to 2005, Mr. Boland served as a director of International Steel Group, Inc. (NYSE), Cleveland, Ohio, a manufacturer and distributor of diversified steel products.

The Board concluded that Mr. Boland should serve as a director of the Company primarily due to his extensive financial and accounting expertise and experience as an independent auditor and director of public companies. Mr. Boland previously managed one of the world's largest independent public accounting firms and serves as an audit committee chair or member of three other public companies, which provides a background and understanding of current accounting, auditing, risk management and governance best practices. His knowledge of accounting principles, financial reporting rules and regulations, evaluating financial results and financial reporting oversight, as well as his experience in managing corporate governance structures, is of particular value to the Board in its evaluation and management of risk, including financial risk and internal controls.

Gerald B. Blouch, 63, has been President and a director of Invacare since November 1996. Mr. Blouch has been Chief Operating Officer since December 1994 and Chairman — Invacare International since December 1993. Previously, Mr. Blouch was President — Homecare Division from March 1994 to December 1994 and Senior Vice President — Homecare Division from September 1992 to March 1994. Mr. Blouch served as Chief Financial Officer of Invacare from May 1990 to May 1993 and Treasurer of Invacare from March 1991 to May 1993.

The Board concluded that Mr. Blouch should serve as a director of the Company primarily due to his over twenty years of experience with the Company, which has given Mr. Blouch a deep knowledge and understanding of the Company and the financial and operational aspects of its business, as well as the competitive environment in which it operates. Mr. Blouch has demonstrated his leadership abilities and his commitment to the Company since he was appointed an executive of Invacare in 1990 and his intimate knowledge of all of the major functional areas of the Company is invaluable to the Board.

William M. Weber, 70, has been a director since 1988. In August 2005, Mr. Weber became President and CEO of Air Enterprises L.L.C., which designs and manufactures custom high end air handling equipment for critical areas in the hospital, drug and educational markets. Mr. Weber also served as a director of Air Enterprises L.L.C. From 1994 to 2005, Mr. Weber was President of Roundcap L.L.C. and a principal of Roundwood Capital L.P., a partnership that invested in public and private companies. From 1968 to 1994, Mr. Weber was President of Weber, Wood, Medinger, Inc., Cleveland, Ohio, a commercial real estate brokerage and consulting firm.

The Board concluded that Mr. Weber should serve as a director of the Company primarily due to his lengthy experience in managing diverse private businesses, and his financial expertise, particularly in analyzing financial information across a wide variety of investment profiles. Mr. Weber's insight with respect to financial and operational matters is particularly valuable to the Board as the Company faces the business challenges posed by current economic conditions. As a founding investor of the Company, Mr. Weber also has great knowledge of and familiarity with Invacare's business and operations. Mr. Weber's financial expertise is of particular value to the Board in evaluating and managing the Company's financial risks and internal controls through his role as Chair of the Audit Committee.

Charles S. Robb, 70, was elected as a director effective March 1, 2010. Mr. Robb served as Lt. Governor of Virginia from 1978 to 1982, as Virginia's 64th governor from 1982 to 1986, and as a

United States Senator from 1989 to 2001. Since leaving the Senate, Senator Robb has been a Distinguished Professor of Law and Public Policy at George Mason University and has served as Chairman of the Board of Visitors at the United States Naval Academy and Co-Chairman of the President's Commission on Intelligence Capabilities of the United States Regarding Weapons of Mass Destruction. He has also been a member of the President's Intelligence Advisory Board, the Secretary of State's International Security Advisory Board and the FBI Director's Advisory Board, as well as the Iraq Study Group and several other national security advisory boards and commissions. He is currently Vice Chairman of the Board of Trustees of the MITRE Corporation, a not-for-profit organization that conducts federally funded research and development.

The Board concluded that Mr. Robb should serve as a director of the Company primarily due to his extensive experience in both state and federal government and in international affairs. This experience is particularly important today as the current administration attempts to reform the healthcare system, potentially having a significant impact on the Company's operations. As the former governor of Virginia and the chairman and/or member of the various organizations listed above, Mr. Robb brings a unique perspective to the Board in its evaluation of the Company's management and organization, and in its role and success during the ongoing evolution of the healthcare industry. Additionally, Senator Robb's international experience will be beneficial to the Board as it oversees the Company's global operations and entry into new markets.

Invacare's Board of Directors recommends that shareholders vote "FOR" the election of the four directors to the class whose three-year term will expire in 2013.

APPROVAL AND ADOPTION OF AMENDMENTS TO THE COMPANY'S CODE OF REGULATIONS TO DECLASSIFY THE BOARD OF DIRECTORS AND PROVIDE FOR THE ANNUAL ELECTION OF DIRECTORS (Proposal No. 2)

Shareholders are being asked to approve an amendment to our Code of Regulations that would declassify the Board of Directors and provide for the annual election of directors beginning at our 2011 Annual Meeting of Shareholders. The Board believes that the proposed Regulations will reinforce the Board's accountability to the shareholders by allowing shareholders to elect the Company's directors on an annual basis. Accordingly, the Board of Directors unanimously recommends that shareholders vote "FOR" this Proposal.

Article III of the current Code of Regulations divides the Board of Directors into three classes with members of each class serving three-year terms. Each director currently serves a three-year term, and directors for one of the three classes are elected each year.

The Board of Directors, following the recommendation of its Governance Committee, unanimously voted to approve, and to recommend to Invacare's shareholders that they approve, a proposal to amend the Code of Regulations to declassify the Board of Directors in stages beginning in 2011, providing instead for the annual election of directors. If the proposal is approved by the shareholders, it will be effective for our 2011 Annual Meeting of Shareholders. Directors who had been elected previously for three-year terms expiring after the 2011 Annual Meeting of Shareholders would serve the balance of their respective terms so that no director previously elected to a multi-year term would have his or her term shortened. Consequently, under the proposed amendments, the first class of directors to be elected to one-year terms would be in 2011. Directors standing for election at the 2012 and 2013 Annual Meetings of Shareholders would be elected to one-year terms so that upon the conclusion of the 2013 Annual Meeting of Shareholders, the declassification of the Board would be complete and all directors would serve a one-year term. The proposed amendment would allow the directors elected at the 2010 annual meeting of shareholders to serve a three-year term, and any director elected to fill a vacancy that does not result from a newly created board seat will hold office for the remainder of the full term of the director he or she is replacing.

Proponents of classified boards assert they promote the independence of directors because directors elected for multi-year terms would be less subject to outside influence. Proponents also believe they provide continuity and stability in the management of the business and affairs of a company since a majority of directors always will have prior experience as directors of the company. This continuity may assist a company in long-term strategic planning. These proponents further assert classified boards may enhance shareholder value by forcing an entity seeking control of a target company to initiate arm's length discussions with the board of a target company because the entity would be unable to replace the entire board in a relatively short period of time.

On the other hand, some investors have stated that the very characteristics of classified boards that promote stability also have an effect of reducing accountability to shareholders because classified boards limit the ability of shareholders to elect all directors on an annual basis. A staggered board structure also may discourage proxy contests in which shareholders have an opportunity to vote for a competing slate of nominees. In addition, opponents of a classified board assert that it may deter some tender offers or substantial purchases of stock that might give shareholders the opportunity to sell their shares at a price in excess of what they would otherwise receive.

At Invacare's 2008 Annual Meeting of Shareholders, a shareholder proposal requesting that the Board of Directors take the necessary steps to declassify the Board and establish the annual election of directors was supported by a majority of the votes cast at the meeting. In 2009, after substantial consideration and discussion with the shareholder proponent, and in light of shareholders' apparent desire to declassify the Board, the Board of Directors committed to submitting and recommending to shareholders a proposal to declassify the Board at the 2010 Annual Meeting of Shareholders. Accordingly, while the Board of Directors still believes there are compelling reasons to maintain a classified board, the Board of Directors has proposed declassifying the Board in furtherance of its goal of ensuring sound corporate governance policies.

The Board of Directors unanimously recommends that shareholders vote "FOR" the adoption of an amendment to the Company's Code of Regulations to declassify the Board of Directors and provide for the annual election of directors.

REAFFIRMING APPROVAL OF THE INVACARE CORPORATION EXECUTIVE INCENTIVE BONUS PLAN (Proposal No. 3)

We are asking our shareholders to reapprove the Invacare Corporation Executive Incentive Bonus Plan (the "Executive Incentive Bonus Plan") in order to ensure the continued deductibility of certain compensation paid under the Executive Incentive Bonus Plan. The Executive Incentive Bonus Plan previously was approved by the Board of Directors and the shareholders in 2005, when it was first implemented, and still remains in effect. On March 9, 2010, the Executive Incentive Bonus Plan was amended to change the definition of a "change in control" of the Company under the plan to conform to the definition of a "change in control" under the Company's Amended and Restated 2003 Performance Plan, which was approved by shareholders at the 2009 Annual Meeting of Shareholders. The complete text of the Executive Incentive Bonus Plan is attached as Appendix B to this proxy statement.

Reason for Seeking Shareholder Reaffirmation of Approval

Section 162(m) of the Internal Revenue Code ("Section 162(m)") limits the Company's tax deduction to $1,000,000 per executive per year for certain compensation paid to each of its chief executive officer and the other four highest compensated executives of the Company at the end of the Company's taxable year (each a "Covered Employee"). In general, the regulations under Section

162(m) exempt from this limitation compensation that is, among other things, calculated based on "objective" performance criteria and awarded under a plan that has received shareholder approval. Further, regulations under the Code require that a plan such as our Executive Incentive Bonus Plan be reapproved by the shareholders at least every five years in order to qualify for this exemption. Five years has passed since the shareholders last approved the Executive Incentive Bonus Plan. Therefore, the Board recommends that shareholders reaffirm their approval of the Executive Incentive Bonus Plan so that the Company may, if all other requirements are met, fully deduct the payment of certain incentive awards to the Covered Employees in compliance with Section 162(m) of the Code.

Executive Incentive Bonus Plan Summary

Purpose. The Executive Incentive Bonus Plan is intended to provide an incentive to the Company's executive officers to improve the Company's operating results and to enable the Company to recruit and retain key officers by making the Company's overall compensation program competitive with compensation programs of other companies with which the Company competes for executive talent.

Administration. The plan is administered by the Compensation and Management Development Committee of the Board of Directors (the "Compensation Committee"), which generally has the authority to determine the manner in which the Executive Incentive Bonus Plan will operate, to interpret the provisions of the plan and to make all determinations under the plan.

Eligibility and Participation. All officers of the Company are eligible to be selected to participate in the Executive Incentive Bonus Plan. The Compensation Committee has the discretion to select those officers who will participate in the plan in any given year. A participant must be employed by the Company on the payment date in order to receive an award under the Executive Incentive Bonus Plan, unless the officer's employment terminated prior to the payment date as a result of death, disability, or retirement. Unless the Compensation Committee determines otherwise, an officer whose employment terminates for any other reason prior to the payment date will not be eligible to receive a bonus award. For 2009, the Compensation Committee determined that the eligible participants under the plan included Messrs. Mixon, Blouch, Gudbranson, Richey and Slangen, as well as the Company's Senior Vice President, General Counsel and Secretary and the Senior Vice President of Human Resources.

Awards under the Executive Incentive Bonus Plan. Awards under the plan are designed to ensure that the compensation of the Company's officers is commensurate with their responsibilities and contribution to the success of the Company based on market levels indicated by compensation data obtained from time to time by the Company or the independent consultant engaged by the Compensation Committee. For each calendar year or other predetermined performance period, the Compensation Committee will establish a target bonus for each eligible officer, payable if a specified performance goal is satisfied for such performance period.

Performance Goals. The performance goal for each performance period will provide for a targeted level or levels of performance using one or more of the following predetermined measurements: stock price, net sales, income from operations, earnings before income tax, earnings per share, cost controls, return on assets, and return on net assets employed. For 2009, the bonus award was based upon satisfaction of an adjusted earnings per share target, as further described in the footnotes to the Grants of Plan-Based Awards table below in the section entitled "Report of the Compensation and Management Development Committee on Executive Compensation."

The performance goal for a performance period is established in writing by the Compensation Committee on or before the latest date permissible to enable the bonus award to qualify as "performance based compensation" under Section 162(m) of the Internal Revenue Code. During this

same time period, the Compensation Committee may adjust or modify the calculation of a performance goal for the performance period in order to prevent the dilution or enlargement of the rights of participants (1) in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event or development; (2) in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting the Company, or the financial statements of the Company, or in response to, or in anticipation of, changes in applicable laws, regulations, accounting principles or business conditions; and (3) in view of the Compensation Committee's assessment of the Company's business strategy, performance of comparable organizations, economic and business conditions, and any other circumstances deemed relevant by the Compensation Committee. The Compensation Committee may establish various levels of bonus depending upon relative performance toward a performance goal.

The target bonus payable to any officer for a performance period is a specified percentage of the officer's compensation for the performance period, but in no event will the bonus payable to any officer for a performance period exceed $5,000,000. This maximum bonus amount was set in part to permit the Executive Incentive Bonus Plan to accommodate continued growth of the Company and also to comply with the requirements of Section 162(m) of the Internal Revenue Code. The Board of Directors believes that this limit will provide the Compensation Committee with sufficient flexibility to reward exceptional contributions toward the Company's success. As described in the Compensation Discussion and Analysis elsewhere in this proxy statement, the Compensation Committee currently seeks to give each executive officer an opportunity to earn an annual cash bonus if the target is achieved that would result in total annual cash compensation to the executive officer that approximates the 75th market percentile of compensation paid by other employers with which the Company may compete for executive talent.

In the event of a change in control of the Company, the amount payable to each eligible participant in the plan at the time of such change in control would be equal to the greater of (1) the target bonus that would have been paid if the performance goal for the calendar year in which the change in control occurs had been achieved, or (2) the bonus that would have been paid to the participant if the performance goal that was actually achieved during the portion of the calendar year which occurs prior to the change in control is annualized for the entire calendar year.

If the Board of Directors or any appropriate committee has determined that any fraud or intentional misconduct by a participant in the Executive Incentive Bonus Plan was a significant contributing factor to the Company having to restate all or a portion of its financial statement(s), the Board or committee may take, in its discretion, such actions as it deems necessary to remedy the misconduct and prevent its recurrence. In determining what remedies to pursue, the Board or committee will take into account all relevant factors, including whether the restatement was the result of fraud or intentional misconduct. The Board may, to the extent permitted by applicable law, in all appropriate cases, require reimbursement of any bonus or incentive compensation paid to the participant for any fiscal period commencing on or after January 1, 2008 if and to the extent that (1) the amount of incentive compensation was calculated based upon the achievement of certain financial results that were subsequently reduced due to a restatement, (2) the participant engaged in any fraud or intentional misconduct that significantly contributed to the need for the restatement, and (3) the amount of the bonus or incentive compensation that would have been awarded to the participant had the financial results been properly reported would have been lower than the amount actually awarded. In addition, the Board may terminate the participant's employment, authorize legal action, or take such other action to enforce the participant's obligations to the Company as it may deem appropriate in view of all the facts surrounding the particular case.

Amendment and Termination. The Company reserves the right, exercisable by the Compensation Committee, to amend the Executive Incentive Bonus Plan at any time and in any respect, or to terminate the plan in whole or in part at any time and for any reason. Amendments will be

subject to the approval of the Company's shareholders in such manner and with such frequency as is required under Section 162(m) of the Internal Revenue Code.

New Plan Benefits. The amount payable to an officer under the Executive Incentive Bonus Plan is subject to discretion as to the target amount, the performance goals selected and whether the amount resulting from achievement of such goal will actually be paid. The amount that will be paid in the future to any eligible officer is not presently determinable. The table below shows, for the individual groups described, bonuses earned under the Executive Incentive Bonus Plan in fiscal 2009. These awards are not necessarily indicative of awards that we may make in the future:

Name and Position	Fiscal 2009 Bonus Dollar Value
A. Malachi Mixon, III Chairman and Chief Executive Officer	1,327,200
Gerald B. Blouch President and Chief Operating Officer	791,160
Robert K. Gudbranson Chief Financial Officer	304,650
Joseph B. Richey, II President — Invacare Technologies and Senior Vice President — Electronics and Design Engineering	391,500
Louis F.J. Slangen Senior Vice President — Global Sales and Marketing	358,200
Executive Group(1)	3,550,993
Non-Executive Director Group(2)	None
Non-Executive Officer Employee Group(2)	None

(1) Executive Group includes Messrs. Mixon, Blouch, Gudbranson, Richey and Slangen and the Company's Senior Vice President, General Counsel and Secretary and Senior Vice President of Human Resources.

(2) Non-employee directors and non-executive officers are not eligible to participate in the plan.

Reaffirmation of Approval of the Executive Incentive Bonus Plan

We believe that the Company's best interests will be served by the reapproval of the Executive Incentive Bonus Plan. The Executive Incentive Bonus Plan will enable the Company to be in a position to preserve, where appropriate, the tax deductability of incentive awards of key executives under the plan.

The Board of Directors unanimously recommends that shareholders vote "FOR" the reaffirmation of approval of the Invacare Corporation Executive Incentive Plan.

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS (Proposal No. 4)

The Audit Committee has appointed Ernst & Young LLP to continue as the Company's independent auditors and to audit its financial statements for the year ended December 31, 2010. The Audit Committee and the Board of Directors are asking you to ratify this appointment. During the year ended December 31, 2009, Ernst & Young LLP served as the Company's principal auditors and provided tax and other services. See "Independent Auditors." Representatives of Ernst & Young LLP are expected to be present at the annual meeting and will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Invacare's Board of Directors unanimously recommends that shareholders vote "FOR" the ratification of the appointment of Ernst & Young LLP as the Company's independent auditors.

SHARE OWNERSHIP OF PRINCIPAL HOLDERS AND MANAGEMENT

Who are the largest holders of Invacare's outstanding common shares and what is their total voting power?

The following table shows, as of February 23, 2010, the beneficial share ownership of each person or group known by Invacare to beneficially own more than 5% of either class of common shares of Invacare:

Name and business address of beneficial owner	Common Shares Beneficially owned		Class B Common Shares Beneficially owned*		Percentage of total voting power beneficially owned
	Number of Shares	Percentage	Number of Shares	Percentage	
A. Malachi Mixon, III .... One Invacare Way, Elyria, Ohio 44035(1)	1,956,719	5.7%	703,912	63.4%	19.9%
Joseph B. Richey, II .... One Invacare Way, Elyria, Ohio 44035(2)	803,993	2.4%	376,262	33.9%	10.3%
Allianz Global Investors of America, L.P. 680 .... Newport Center Drive, Suite 250 Newport Beach, CA 92660(3)(4)	2,085,000	6.3%	—	—	4.7%
Bank of America Corporation ...... 100 North Tryon Street Floor 25, Bank of America Corporate Center Charlotte, NC 28255(3)(5)	1,919,102	5.8%	—	—	4.3%
Dimensional Fund Advisors LP ..... Palisades West, Building One 6300 Bee Cave Road, Austin, TX 78746(3)(6)	1,937,235	5.8%	—	—	4.4%
BlackRock, Inc. .... 40 E. 52nd Street New York, NY 10022(3)(7)	2,651,042	8.0%	—	—	6.0%
Lord, Abbet & Co. .... 90 Hudson Street Jersey City, NJ 07302(3)(8)	1,967,529	5.9%	—	—	4.4%
Whitebox Advisors, LLC .... 3033 Excelsior Boulevard Minneapolis, MN (3)(9)	1,788,536	5.4%	—	—	4.0%
The Vanguard Group, Inc. .... 100 Vanguard Blvd. Malvern, PA 19355(3)(10)	2,029,874	6.1%	—	—	4.6%
AXA Assurances I.A.R.D. Mutuelle and AXA Assurances Vie Mutuelle .... 25, rue Drouot 75009 Paris, France(3)(11)	1,275,192	3.8%	—	—	2.8%

* All holders of Class B common shares are entitled to convert any or all of their Class B common shares to common shares at any time, on a share-for-share basis. In addition, Invacare may not issue any additional Class B common shares unless the issuance is in connection with share dividends on, or share splits of, Class B common shares.

(1) Includes 914,450 common shares that may be acquired upon the exercise of stock options during the 60 days following February 23, 2010. For the purpose of calculating the percentage of outstanding common shares and voting power beneficially owned by Mr. Mixon, the common shares which he had the right to acquire during that period upon the exercise of stock options are considered to be outstanding. The number of shares shown as beneficially owned by Mr. Mixon also includes (i) 18,721 common shares owned by the trustee for Invacare Retirement Savings Plan, (ii) 39,884 common shares owned of record by Mr. Mixon's spouse, (iii) 24,576 common shares owned by the trustee for a 1997 grantor retained annuity trust created by Mr. Mixon, (iv) 24,577 common shares owned by the trustee for a 1997 grantor retained annuity trust created by Mr. Mixon's spouse, (v) 166,000 common shares owned by the trustee for a 2009 grantor retained annuity trust created by Mr. Mixon, and (vi) 166,000 common shares owned by the trustee for a 2009 grantor retained annuity trust created by Mr. Mixon's spouse. Mr. Mixon disclaims beneficial ownership of the shares held by his spouse and the grantor retained annuity trusts created by the reporting person's spouse.

(2) Includes 131,775 common shares, which may be acquired upon the exercise of stock options during the 60 days following February 23, 2010. For the purpose of calculating the percentage of outstanding common shares and voting power beneficially owned by Mr. Richey, the common shares which he had the right to acquire during that period upon the exercise of stock options are considered to be outstanding.

(3) The number of common shares beneficially owned is based upon a Schedule 13G or 13G/A filed by the holder with the SEC to reflect share ownership as of December 31, 2009.

(4) Based solely on a Schedule 13G/A filed February 11, 2010, which reports that Allianz Global Investors of America, L.P. is the parent holding company of Allianz Global Investors Management Partners LLC, Nicholas-Applegate Capital Management LLC, Oppenheimer Capital LLC and NFJ Investment Group LLC. Nicholas-Applegate Capital Management LLC has sole voting and dispositive power over 267,100 shares and NFJ Investment Group LLC has sole voting and dispositive power over 1,817,900 shares.

(5) Bank of America Corporation, Bank of America, NA, Columbia Management Advisors, LLC, IQ Investment Advisors LLC and Merrill Lynch, Pierce, Fenner & Smith, Inc. ("BOA," "BANA," "CMA," "BOAIA," "IQIA" and "MPFS", respectively) have shared voting and dispositive power over the shares. As reported in a Schedule 13G/A filed February 2, 2010, BOA has shared voting power over 1,516,870 of the shares and shared dispositive power over 1,919,102 of the shares. BANA has shared voting power over 1,321,038 of the shares and shared dispositive power over 1,723,270 of the shares. CMA has sole voting power over 1,301,800 of the shares, shared voting power over 6,800 of the shares, sole dispositive power over 1,705,370 of the shares and shared dispositive power over 9,900 shares. BOAIA has shared voting power over 4,438 of the shares. IQIA has shared voting and dispositive power over 3,600 of the shares. MPFS has sole voting and dispositive power over 191,732 of the shares.

(6) Based solely on a Schedule 13G/A filed February 10, 2010, which reports that Dimensional Fund Advisors LP ("DFA") may be deemed to be the beneficial owner of 1,937,235 common shares as a result of acting as investment advisor to or manager of various companies, trusts and accounts (the "DFA Funds"). In its role as investment advisor or manager, DFA possesses sole voting power for 1,898,973 shares and sole dispositive power for 1,937,235 shares that are owned by the DFA Funds. DFA disclaims beneficial ownership of those common shares because they are owned by the DFA Funds.

(7) Based solely on a Schedule 13G filed on January 29, 2010 by BlackRock, Inc., which has sole voting power over 2,651,042 of the shares and sole dispositive power over 2,651,042 of the shares.

(8) Based solely on a Schedule 13G filed on February 12, 2010 by Lord, Abbett & Co. LLC, which has sole voting power over 1,724,729 of the shares and sole dispositive power over 1,967,529 of the shares.

(9) Whitebox Advisors, LLC ("WA"), Whitebox Convertible Arbitrage Advisors, LLC ("WCAA"), Whitebox Convertible Arbitrage Partners, L.P. ("WCAP"), Whitebox Concentrated Convertible Arbitrage Fund , L.P. ("WCCAFLP"), Whitebox Concentrated Convertible Arbitrage Fund, Ltd. ("WCCAFLTD"), Whitebox Combined Advisors, LLC ("WCA"), Whitebox Combined Partners, L.P. ("WCP"), Whitebox Multi-Strategy Fund , L.P. ("WMSFLP"), Whitebox Multi-Strategy Fund, Ltd. ("WMSFLTD"), Whitebox Diversified Convertible Arbitrage Advisors, LLC ("WDCAA"), Whitebox Diversified Convertible Arbitrage Partners, L.P. ("WDCAP"), Whitebox Diversified Convertible Arbitrage Fund, L.P. ("WDCAFLP"), Whitebox Diversified Convertible Arbitrage Fund, Ltd. ("WDCAFLTD"), Pandora Select Advisors, LLC ("PSA"), Pandora Select Partners, L.P. ("PSP"), Pandora Select Fund, L.P. ("PSFLP"), Pandora Select Fund, Ltd. ("PSFLTD"), HFR RVA Combined Master Trust ("HFR") and IAM Mini-Fund 14 Limited ("IAM") have shared voting and dispositive power over the shares as a result of direct or indirect ownership of the Company's 4.125% Convertible Senior Subordinated Debentures due 2027. As reported in a Schedule 13G filed February 9, 2010, WA has shared voting power over 1,788,536 of the shares and shared dispositive power over 1,788,536 of the shares. WCAA, WCAP, WCCAFLP and WCCAFLTD each have shared voting power over 550,617 of the shares and shared dispositive power over 550,617 of the shares, respectively. WCA, WCP, WMSFLP and WMSFLTD each have shared voting power over 854,399 of the shares and shared dispositive power over 854,399 shares, respectively. WDCAA, WDCAP, WDCAFLP and WDCAFLTD each have shared voting power over 19,360 of the shares and shared dispositive power over 19,360 shares, respectively. PSA, PSP, PSFLP and PSFLTD each have shared voting power over 201,662 of the shares and shared dispositive power over 201,662 shares, respectively.

(10) Based solely on a Schedule 13G/A filed on February 5, 2010 by The Vanguard Group, Inc., which has sole voting power over 42,092 of the shares, sole dispositive power over 1,987,782 of the shares and shared dispositive power over 42,092 of the shares.

(11) AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AXA, and AXA Financial, Inc. ("AXAM," "AXAVM," "AXA," and "AXAF," respectively) have shared voting and dispositive power over the shares. As reported in a Schedule 13G/A filed on February 12, 2010, AXAM has sole voting power over 777,689 of the shares and sole dispositive power over 1,275,192 of the shares. AXAVM has sole voting power over 777,689 of the shares and sole dispositive power over 1,275,192 of the shares. AXA has sole voting power over 777,689 of the shares and sole dispositive power over 1,275,192 of the shares. AXAF has sole voting power over 226,987 of the shares and sole dispositive power over 233,167 of the shares.

How many common shares do each of Invacare's directors and executive officers hold and what is their level of total voting power?

The following table sets forth, as of February 23, 2010, the beneficial share ownership of all directors, our Chief Executive Officer and our four other highest paid executive officers and all directors and executive officers as a group:

Name of beneficial owner	Common Shares beneficially owned		Class B Common Shares beneficially owned**		Percentage of total voting power beneficially owned
	Number of shares	Percentage	Number of shares	Percentage	
Gerald B. Blouch(3)	577,361	1.7%	—	—	1.3%
James C. Boland(3)	63,841	*	—	—	*
Michael F. Delaney(3)	35,733	*	—	—	*
Robert K. Gudbranson(3)	40,130	*	—	—	*
C. Martin Harris, M.D.(3)	28,262	*	—	—	*
Bernadine P. Healy, M.D.(3)	51,921	*	—	—	*
John R. Kasich(3)	47,736	*	—	—	*
Dale C. LaPorte(3)	26,609	*	—	—	*
A. Malachi Mixon, III(1)	1,956,719	5.7%	703,912	63.4%	19.9%
Dan T. Moore, III(3)	124,050	*	—	—	*
Joseph B. Richey, II(2)	803,993	2.4%	376,262	33.9%	10.3%
Charles S. Robb(4)	—	—	—	—	—
Louis F.J. Slangen(3)	187,818	*	—	—	*
William M. Weber(3)(5)	96,240	*	—	—	*
All executive officers and Directors as a group (15 persons)(3)	4,072,363	11.6%	1,080,174	97.3%	32.2%

* Less than 1%.

** All holders of Class B common shares are entitled to convert any or all of their Class B common shares to common shares at any time, on a share-for-share basis. In addition, Invacare may not issue any additional Class B common shares unless the issuance is in connection with share dividends on, or share splits of, Class B common shares.

(1) See Footnote 1 to the preceding table.

(2) See Footnote 2 to the preceding table.

(3) The common shares beneficially owned by Invacare's executive officers and directors as a group include an aggregate of 1,860,332 common shares which may be acquired upon the exercise of stock options during the 60 days following February 23, 2010. For the purpose of calculating the percentage of outstanding common shares and voting power beneficially owned by each of Invacare's executive officers and directors, and all of them as a group, common shares which they had the right to acquire upon the exercise of stock options within 60 days of February 23, 2010 are considered to be outstanding. The number of common shares that may be acquired upon the exercise of such stock options for the noted individuals is as follows: Mr. Blouch, 338,175 shares; Mr. Boland, 52,564 shares; Mr. Delaney, 21,636 shares; Mr. Gudbranson, 19,325 shares; Dr. Harris, 25,462 shares; Dr. Healy, 34,086 shares; Mr. Kasich, 44,936 shares; Mr. LaPorte, 1,964 shares; Mr. Mixon, 914,450 shares; Mr. Moore, 29,898 shares; Mr. Richey, 131,795 shares; Mr. Robb, no shares; Mr. Slangen, 146,875 shares; and Mr. Weber, 32,299 shares.

(4) Charles S. Robb was elected as a director of the Company effective March 1, 2010.

(5) All shares are pledged in a margin account.

Section 16(a) Beneficial Ownership Reporting Compliance

The rules of the SEC require us to disclose late filings of reports of stock ownership, and changes in stock ownership, by our directors and executive officers. The Company believes that all of its officers and Directors complied with all filing requirements applicable to them with respect to transactions during the fiscal year ended December 31, 2009, except for the grants of a stock option to purchase 6,071 common shares to Mr. Boland and a stock option to purchase 802 common shares to Mr. Delaney on December 11, 2009, each of which was reported on a Form 4 filed December 16, 2009.

CORPORATE GOVERNANCE

How many times did the Board meet in 2009?

The Board of Directors held four meetings during the fiscal year ended December 31, 2009, including an annual two-day strategic planning meeting. Each director attended at least 75% of the aggregate of (1) the total number of meetings of the Board of Directors held during the period he or she served as a director and (2) the total number of meetings held by committees of the Board on which he or she served. Board members are expected to attend Invacare's annual meeting of shareholders, and each director attended last year's annual shareholders meeting.

The non-management directors meet in executive sessions after the end of each of the regularly scheduled Board meetings. Independent directors meet in executive sessions at least once per year. The Company's Lead Director, who is currently James C. Boland, presides over executive sessions.

What codes of ethics apply to directors, officers and employees?

We have adopted a Code of Business Conduct and Ethics that applies to all directors, officers and employees. We also have adopted a separate Financial Code of Ethics that applies to our Chief Executive Officer (our principal executive officer), our Chief Financial Officer (our principal financial officer and principal accounting officer) and our controller or persons performing similar functions. You can find both codes on our website at www.invacare.com by clicking on the Investor Relations tab and then the Corporate Governance link. We will post any amendments to the codes, as well as any waivers that are required to be disclosed pursuant to the rules of the Securities and Exchange Commission and the New York Stock Exchange, within four business days, on our website.

Has the Board adopted corporate governance guidelines?

The Board has adopted Corporate Governance Guidelines. The Corporate Governance Guidelines contain principles that, along with the charters of the standing committees of the Board of Directors, provide the framework for Invacare's corporate governance. Among other things, the Corporate Governance Guidelines establish principles relating to:

- the composition of the Board of Directors, including independence and other qualification requirements;
- responsibilities and functions of the Board of Directors, such as meeting, orientation and continuing education guidelines;
- responsibilities of the Chairman and Chief Executive Officer and the Lead Director;
- the establishment and functioning of Board committees;
- executive sessions of non-management directors;
- succession planning;

- Board access to management, and evaluation of the Board and the Chief Executive Officer;
- communication and interaction by the Board with shareholders and other interested parties;
- share ownership guidelines for directors and executive officers;
- engagement by an independent committee of the Board with shareholder proponents following a majority vote on a shareholder proposal; and
- periodic self-assessment by the Board and each Board committee.

A copy of the Corporate Governance Guidelines can be found on Invacare's website at www.invacare.com by clicking on the link for Investor Relations.

Who are the current members of the different Board committees?

Director	Audit Committee	Nominating Committee	Compensation and Management Development Committee	Investment Committee	Governance Committee
Gerald B. Blouch					
James C. Boland + ...	*		**		**
Michael F. Delaney		*		*	
C. Martin Harris, M.D.		*			*
Bernadine P. Healy, M.D. ..			*	**	
Dale C. LaPorte				*	
John R. Kasich		**			*
A. Malachi Mixon, III					
Dan T. Moore, III	*	*			
Joseph B. Richey, II					
William M. Weber	**		*		*
Charles S. Robb				*	

* Member
** Chairperson
\+ Lead Director

What are the principal functions of the Board committees?

The Board has an Audit Committee; a Nominating Committee; a Compensation and Management Development Committee; an Investment Committee; and a Governance Committee.

Audit Committee. The Audit Committee assists the Board in monitoring (i) the integrity of Invacare's financial statements, (ii) the independence, performance and qualifications of Invacare's internal and independent auditors, and (iii) Invacare's compliance with legal and regulatory requirements. The specific functions and responsibilities of the Audit Committee are set forth in the Audit Committee Charter adopted by the Board of Directors, a copy of which is available at www.invacare.com by clicking on the Investor Relations tab and then the Corporate Governance link. The Audit Committee met eight times during 2009, including four meetings by teleconference.

Our Board has determined that each member of the Audit Committee satisfies the current independence standards of the New York Stock Exchange listing standards and Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended. The Board also has determined that each of James C. Boland and William M. Weber qualifies as an "audit committee financial expert" as that term is

defined in Item 407(d)(5) of Regulation S-K. As audit committee financial experts, and each of Messrs. Boland and Weber satisfies the New York Stock Exchange accounting and financial management expertise requirements. Mr. Boland currently serves on the audit committees of four publicly-traded companies. The Board has determined that Mr. Boland's simultaneous service on the audit committees of four publicly-traded companies will not impair his ability to effectively serve on Invacare's Audit Committee.

Nominating Committee. The Nominating Committee assists the Board in identifying and recommending individuals qualified to become directors and will consider all qualified nominees recommended by shareholders. Each of the current members of the Nominating Committee is independent within the meaning of the New York Stock Exchange listing standards and Invacare's Corporate Governance Guidelines. The Board of Directors has adopted a charter for the Nominating Committee, which is available at www.invacare.com by clicking on the Investor Relations tab and then the Corporate Governance link. The Nominating Committee met two times during 2009.

Compensation and Management Development Committee. The Compensation and Management Development Committee assists the Board in developing and implementing (i) executive compensation programs that are fair and equitable and that are effective in the recruitment, retention and motivation of executive talent required to successfully meet Invacare's strategic objectives and (ii) a management succession plan that meets Invacare's present and future needs. See "Compensation Discussion and Analysis" below for additional information on the committee and its activities. Each of the current members of the Compensation and Management Development Committee is independent within the meaning of the New York Stock Exchange listing standards and Invacare's Corporate Governance Guidelines. The Board of Directors has adopted a charter for the Compensation and Management Development Committee, which is available at www.invacare.com by clicking on the Investor Relations tab and then the Corporate Governance link. The Compensation and Management Development Committee met three times during 2009.

Investment Committee. The Investment Committee assists the Board in monitoring the investments of the Invacare Retirement Savings Plan and other plans designated by the Board or the Investment Committee. The Board of Directors has adopted a charter for the Investment Committee, which is available at www.invacare.com by clicking on the Investor Relations tab and then the Corporate Governance link. The Investment Committee met two times during 2009.

Governance Committee. The Governance Committee assists the Board on all matters relating to corporate governance of the Company, including, but not limited to, the development and implementation of the Company's corporate governance policies and guidelines. Each of the current members of the Governance Committee is independent within the meaning of the New York Stock Exchange listing standards and Invacare's Corporate Governance Guidelines. The Board of Directors has adopted a charter for the Governance Committee, which is available at www.invacare.com by clicking on the Investor Relations tab and then the Corporate Governance link. The Governance Committee met one time during 2009.

How does the Board manage potential risks?

Risk is inherent in any business and our management is responsible for the day-to-day management of risks that we face. The Board, on the other hand, has responsibility for the oversight of risk management. In its risk oversight role, the Board has the responsibility to evaluate the risk management process to ensure its adequacy and to seek assurances that it is implemented properly by management.

The Board believes that full and open communication between management and the Board of Directors is essential for effective risk management and oversight. Relevant members of senior

management attend the Board's quarterly meetings, as well as Board committee meetings, in order to address any questions or concerns raised by the Board on risk management-related and other matters. At each meeting, the Board of Directors receives presentations from senior management on business operations, financial results and strategic matters, including a quarterly assessment of the sensitivity of the various financial, operational and strategic risks faced by the Company, and discusses our strategies, key challenges, and risks and opportunities.

The Board's committees assist the Board in fulfilling its oversight responsibilities in certain areas of risk. The Audit Committee assists the Board in fulfilling its oversight responsibilities with respect to risk management in the areas of financial reporting, internal controls and compliance with legal and regulatory requirements. Enterprise risk assessment reports are regularly provided by management and our internal auditors to the Audit Committee. The Compensation and Management Development Committee assists the Board in fulfilling its oversight responsibilities with respect to the management of risks arising from our compensation policies and programs and succession planning for executive officers. The Governance Committee assists the Board in fulfilling its oversight responsibilities with respect to the management of risks associated with Board organization and structure, code of conduct, insider trading, conflict of interest policies and corporate governance. The Nominating Committee assists the Board in overseeing the membership and independence of the Board of Directors. While each committee is responsible for evaluating certain risks and overseeing the management of those risks, the entire Board is regularly informed about those risks and committee activities through committee reports.

Does the Board have a Lead Director?

James C. Boland serves as the Lead Director of the Board of Directors. The Lead Director is responsible for coordinating the activities of the independent directors, including the following specific responsibilities:

(i) advising the Chairman and Chief Executive Officer as to an appropriate schedule of Board meetings, seeking to ensure that the independent directors can perform their duties responsibly while not interfering with the flow of Company operations;

(ii) providing the Chairman and Chief Executive Officer with input as to the preparation for the agendas for the Board and Committee meetings;

(iii) advising the Chairman and Chief Executive Officer as to the quality, quantity and timeliness of the flow of information from Company management that is necessary for the independent directors to effectively and responsibly perform their duties; although Company management is responsible for the preparation of materials for the Board, the Lead Director may specifically request the inclusion of certain material;

(iv) interviewing, along with the chair of the Nominating Committee, all Board candidates, and making recommendations to the Nominating Committee and the Board;

(v) assisting the Board and Company officers in assuring compliance with and implementation of the Company's Corporate Governance Guidelines;

(vi) recommending revisions to the Corporate Governance Guidelines as appropriate;

(vii) coordinating and developing the agenda for and moderating executive sessions of the Board's independent directors; acting as principal liaison between the independent directors and the Chairman and Chief Executive Officer on sensitive issues;

(viii) evaluating, along with the members of the Compensation and Management Development Committee, the Chairman and Chief Executive Officer's performance; meeting with the Chairman and Chief Executive Officer to discuss the Board's evaluation;

(ix) discussing with the Chairman and Chief Executive Officer and the Governance Committee the membership of the various Board Committees, as well as selection of the Committee chairs;

(x) responding to the concerns of any directors, whether or not these concerns are discussed with the full Board;

(xi) assisting the Governance Committee in its role in connection with the annual self-evaluation process of the Board and its committees;

(xii) acting as a resource for, and counsel to, the Chairman and Chief Executive Officer; and

(xiii) performing other responsibilities as delegated by the Board.

A description of the responsibilities of the Lead Director also is included as Exhibit C to Invacare's Corporate Governance Guidelines, which is available at www.invacare.com by clicking on the link for Investor Relations.

Why does the Chief Executive Officer serve as the Chairman of the Board?

The Board believes that the Chief Executive Officer is best situated to serve as Chairman because he is the director most familiar with our business and industry. The Board believes that combining the roles of Chief Executive Officer and Chairman of the Board provides an efficient and effective leadership model for Invacare by fostering clear accountability, effective decision-making, and alignment of corporate strategy. The Board's independent directors bring experience, oversight and expertise from outside the Company and industry, while the Chief Executive Officer brings company and industry-specific experience and expertise. One of the key responsibilities of the Board is to develop strategic direction and hold management accountable for the execution of strategy once it is developed. The Board believes the combined role of Chief Executive Officer and Chairman, together with an independent lead director having the duties described above, is in the best interests of shareholders because it strikes an appropriate balance for the Company; with the CEO also serving as Chairman, there is unified leadership and a focus on strategic development and execution, while the Lead Director helps assure independent oversight of management.

How does the Board determine whether non-employee directors are independent?

To be considered independent under the New York Stock Exchange independence criteria under Section 303A (the "NYSE Standards"), the Board of Directors must determine that a director does not have a direct or indirect material relationship with Invacare. The Board of Directors has adopted the following guidelines (set forth in the Corporate Governance Guidelines) to assist it in making such determinations:

A director will be considered independent if he or she, at any time that is considered relevant under the NYSE Standards (subject to any applicable transition rules of the NYSE Standards):

(i) has not been employed by Invacare or its affiliates;

(ii) has not had an immediate family member who has been employed by Invacare or its affiliates as an executive officer;

(iii) has not received, and has not had an immediate family member who has received, more than such annual amount of direct compensation from Invacare as may be considered relevant from time to time under the NYSE Standards, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such deferred compensation is not in any way contingent on continued service);

(iv) has not been a partner of Invacare's present internal or external auditor;

YOUR VOTE IS IMPORTANT

Regardless of whether you plan to attend the Annual Meeting of Shareholders, you can be sure the shares are represented at the meeting by promptly returning your proxy or voting instruction card in the enclosed envelope.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
Form 10-K and The Notice and Proxy Statement are available at www.invacare.com/annualreport.

M22335-P89982

INVACARE CORPORATION
PROXY FOR COMMON SHARES AND CLASS B SHARES
Annual Meeting of Shareholders —May 20, 2010

This proxy is solicited on behalf of the Board of Directors

The undersigned hereby (i) appoints GERALD B. BLOUCH, ROBERT K. GUDBRANSON and ANTHONY C. LAPLACA, and each of them, as Proxy holders and attorneys, with full power of substitution, to appear and vote all the Common Shares and Class B Common Shares of INVACARE CORPORATION (the "Company"), which the undersigned shall be entitled to vote at the Annual Meeting of Shareholders of the Company, to be held at the Lorain County Community College, Spitzer Conference Center, Grand Room, 1005 North Abbe Road, Elyria, Ohio on Thursday, May 20, 2010 at 10:00 A.M. (EDT) and at any adjournments thereof, hereby revoking any and all Proxies heretofore given, and (ii) authorizes and directs said Proxy holders to vote all the Common Shares and Class B Common Shares of the Company represented by this Proxy on the reverse side.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is given, this proxy will be voted "FOR" the election of the four directors nominated by the Board of Directors and "FOR" Proposals 2, 3 and 4. If any other matters properly come before the meeting or any adjournment thereof, the persons named in this proxy will vote the shares represented by this proxy in their discretion.

Continued and to be signed on reverse side

INVACARE CORPORATION
ONE INVACARE WAY
ELYRIA, OH 44035-490
ATTN: BOB STEINDL

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

M22334-P89982 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS CARD IS VALID ONLY WHEN SIGNED AND DATED.

INVACARE CORPORATION

The Board of Directors recommends that you vote FOR the following:

	For All	Withhold All	For All Except	To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.
1. Election of Directors	☐	☐	☐	______________________

Nominees:

01) John R. Kasich
02) Dan T. Moore, III
03) Joseph B. Richey, II
04) Dale C. LaPorte

The Board of Directors recommends you vote FOR the following proposals:

		For	Against	Abstain
2.	Approve and adopt an amendment to the Company's Code of Regulations to declassify the Board of Directors and provide for the annual election of directors	☐	☐	☐
3.	Reaffirm approval of the Invacare Corporation Executive Incentive Bonus Plan	☐	☐	☐
4.	Ratify appointment of Ernst & Young LLP as the Company's independent auditors	☐	☐	☐

NOTE: If any other matters properly come before the meeting or any adjournment thereof, the persons named in this proxy will vote the shares represented by this proxy in their discretion.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

YOUR VOTE IS IMPORTANT

Regardless of whether you plan to attend the Annual Meeting of Shareholders, you can be sure the shares are represented at the meeting by promptly returning your proxy or voting instruction card in the enclosed envelope.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
Form 10-K and The Notice and Proxy Statement are available at www.invacare.com/annualreport.

M22347-P89982

INVACARE CORPORATION
COMMON SHARES AND CLASS B SHARES
VOTING INSTRUCTION CARD
Annual Meeting of Shareholders —May 20, 2010

This Card is solicited on behalf of the trustees of the Invacare Retirement Savings Plan

The undersigned hereby instructs the trustees of the Invacare Retirement Savings Plan to vote the Common Shares and Class B Common Shares of INVACARE CORPORATION (the "Company"), which the undersigned is entitled to vote as a participant in an employee benefit plan which may be funded by the Invacare Retirement Savings Plan at the Annual Meeting of Shareholders of the Company, to be held at the Lorain County Community College, Spitzer Conference Center, Grand Room, 1005 North Abbe Road, Elyria, Ohio on Thursday, May 20, 2010 at 10:00 A.M. (EDT) and at any adjournments thereof. The undersigned authorizes and directs the trustees of the Invacare Retirement Savings Plan to vote all the Common Shares and Class B Common Shares of the Company represented by this Card on the reverse side.

The shares represented by this card, when this card is properly executed, will be voted in the manner directed herein. If no such direction is given, said shares will be voted "FOR" the election of the four directors nominated by the Board of Directors and "FOR" Proposals 2, 3 and 4. If any other matters properly come before the meeting or any adjournment thereof, the trustees will vote the shares represented by this card in their discretion.

Continued and to be signed on reverse side

INVACARE CORPORATION
ONE INVACARE WAY
ELYRIA, OH 44035-490
ATTN: BOB STEINDL

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

M22346-P89982

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS CARD IS VALID ONLY WHEN SIGNED AND DATED.

INVACARE CORPORATION

The Board of Directors recommends that you vote FOR the following:

	For All	Withhold All	For All Except	To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.
1. Election of Directors	☐	☐	☐	____________________

Nominees:

01) John R. Kasich
02) Dan T. Moore, III
03) Joseph B. Richey, II
04) Dale C. LaPorte

The Board of Directors recommends you vote FOR the following proposals:	For	Against	Abstain
2. Approve and adopt an amendment to the Company's Code of Regulations to declassify the Board of Directors and provide for the annual election of directors	☐	☐	☐
3. Reaffirm approval of the Invacare Corporation Executive Incentive Bonus Plan	☐	☐	☐
4. Ratify appointment of Ernst & Young LLP as the Company's independent auditors	☐	☐	☐

NOTE: If any other matters properly come before the meeting or any adjournment thereof, the trustees will vote the shares represented by this proxy in their discretion.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

(v) has not had an immediate family member who has been a partner of Invacare's present internal or external auditor;

(vi) has not had an immediate family member who has been a partner or employee of a present or former internal or external auditor of Invacare who worked on Invacare's audit;

(vii) has not been a partner or employee of a present or former internal or external auditor of Invacare who worked on Invacare's audit;

(viii) has not been employed, and has not had an immediate family member who has been employed, as an executive officer of another company where any of Invacare's present executives serve on that company's compensation committee; and

(ix) has not been an executive officer or an employee of another company, and has not had an immediate family member who has been an executive officer of another company, that does business with Invacare and makes payments to, or receives payments from, Invacare for property or services in an amount that, in the most recent fiscal year, exceeds the greater of $1 million or 2% of such other company's consolidated gross revenues.

Additionally, the following commercial and charitable relationships will be considered immaterial relationships and a director will be considered independent if he or she does not have any of the relationships described in clauses (i) — (ix) above, and:

(i) is not an executive officer of another company, and does not have an immediate family member who is an executive officer of another company, that is indebted to the Company, or to which Invacare is indebted, where the total amount of either company's indebtedness to the other is more than 5% of the total consolidated assets of the other company and exceeds $100,000 in the aggregate; and

(ii) does not serve, and does not have an immediate family member who serves, as an officer, director or trustee of a foundation (other than Invacare's foundation), university, charitable or other not for profit organization, and Invacare's, or Invacare foundation's, annual discretionary charitable contributions (any matching of employee charitable contributions will not be included in the amount of contributions for this purpose) to the organization, in the aggregate, are more than 5% percent of that organization's total annual revenues (or charitable receipts in the event such organization does not generate revenues).

In the event that a director has a relationship of the type described in clauses (i) or (ii) in the immediately preceding paragraph that falls outside of the "safe harbor" thresholds set forth in such clauses (i) and (ii), or if the director had any such relationship during the prior three years that fell outside of such "safe harbor" thresholds, then in any such case, the Board of Directors annually shall determine whether the relationship is material or not, and therefore, whether the director would be independent or not. Invacare will explain in its next proxy statement the basis for any Board of Directors determination that a relationship is immaterial despite the fact that it does not meet the categorical standards of immateriality set forth in clauses (i) and (ii) in the immediately preceding paragraph.

In addition, any director serving on the Audit Committee of Invacare may not be considered independent if he or she directly or indirectly receives any compensation from Invacare other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not in any way contingent on continued service).

The Board examined the transactions and relationships between Invacare and its affiliates and each of the directors, any of their immediate family members and their affiliates. Based on this review, the Board affirmatively determined that each of Messrs. Delaney, Boland, Weber, Kasich, Moore and

Robb and Drs. Harris and Healy is independent and does not have any direct or indirect material relationship with Invacare pursuant to the categorical standards set forth in Invacare's Corporate Governance Guidelines.

How are proposed director nominees identified, evaluated and recommended for nomination?

The Nominating Committee will seek candidates for an open director position by soliciting suggestions from Committee members, the Chairman of the Board, incumbent directors, senior management or others. The Committee also may retain a third-party executive search firm to identify candidates from time to time. Additionally, the Committee will consider any unsolicited recommendation for a potential candidate to the Board from Committee members, the Chairman of the Board, other Board members, management and shareholders. The Committee will accept shareholder recommendations regarding potential candidates for the Board, provided that shareholders send their recommendations to the Chairperson of the Nominating Committee, c/o Executive Officers, Invacare Corporation, One Invacare Way, Elyria, Ohio 44036, with the following information:

- The name and contact information for the candidate;
- A brief biographical description of the candidate, including his or her employment for at least the last five years, educational history, and a statement that describes the candidate's qualifications to serve as a director;
- A statement describing any relationship between the candidate and the nominating shareholder, and between the candidate and any employee, director, customer, supplier, vendor or competitor of Invacare; and
- The candidate's signed consent to be a candidate and to serve as a director if nominated and elected, including being named in Invacare's proxy statement.

Once the Nominating Committee has identified a prospective candidate, the Committee makes a determination whether to conduct a full evaluation of the candidate. This initial determination is based primarily on the Board's need to fill a vacancy or desire to expand the size of the Board, the likelihood that the candidate can meet the Nominating Committee's evaluation criteria set forth below, as well as compliance with all other legal and regulatory requirements. The Nominating Committee will rely on public information about a candidate, personal knowledge of any committee or Board member or member of management regarding the candidate, as well as any information submitted to the Committee by the person recommending a candidate for consideration. The Nominating Committee, after consultation with the Chairman of the Board, will decide whether additional consideration of the candidate is warranted.

If additional consideration is warranted, the Nominating Committee may request the candidate to complete a questionnaire that seeks additional information about the candidate's independence, qualifications, experience and other information that may assist the Committee in evaluating the candidate. The Committee may interview the candidate in person or by telephone and also may ask the candidate to meet with senior management. The Committee then evaluates the candidate against the standards and qualifications set out in the Nominating Committee's charter. While the Board does not maintain a policy regarding the diversity of its members, the Nominating Committee charter specifies that a director should have a range of experience and knowledge relevant to the Company, and that diverse or unique life experiences are a manner in which such relevant experience and knowledge may be gained. The Nominating Committee and the Board believe that the current Board composition reflects an appropriately diverse group of individuals with relevant knowledge and experience that greatly benefits the Company. Additionally, the Nominating Committee shall consider other relevant factors as it deems appropriate (including independence issues and familial or related party relationships).

Before nominating an existing director for re-election at an annual meeting, the Committee will consider:

- The director's value to the Board; and
- Whether the director's re-election would be consistent with Invacare's governance guidelines.

After completing the Nominating Committee's evaluation of new candidates or existing directors whose term is expiring, if the Committee believes the candidate would be a valuable addition to the Board or the existing director is a valued member of the Board, then the Nominating Committee will make a recommendation to the full Board that such candidate or existing director should be nominated by the Board. The Board will be responsible for making the final determination regarding prospective nominees after considering the recommendation of the Committee. These procedures were adhered to with respect to nominees for election at this meeting, who were unanimously recommended by the Nominating Committee and the entire Board of Directors.

How can shareholders and other interested parties communicate with the Board?

Shareholders and other interested parties may communicate their concerns directly to the entire Board or specifically to non-management directors of the Board. Such communications may be confidential or anonymous, if so designated, and may be submitted in writing to the following address: Shareholder Communication, c/o Executive Offices, Invacare Corporation, One Invacare Way, Elyria, Ohio 44036. The status of all outstanding concerns addressed to the entire Board or only to non-management directors will be reported to the Chairman of the Board or to the chair of the Governance Committee, respectively, on a quarterly basis.

Certain Relationships and Related Transactions

The Company has adopted a written policy for the review of transactions with related persons. The policy generally requires review, approval or ratification of transactions involving amounts exceeding $120,000 in which the Company is a participant and in which a director, director-nominee, executive officer, or a significant shareholder of the Company, or an immediate family member of any of the foregoing persons, has a direct or indirect material interest. These transactions must be reported for review by the Governance Committee. Following review, the Governance Committee determines to approve or ratify these transactions, taking into account, among other factors it deems appropriate, whether they are on terms no less favorable to the Company than those available with other unaffiliated parties and the extent of the related person's interest in the transaction. The Chairman of the Governance Committee has the authority to approve or ratify any related party transaction in which the aggregate amount involved is expected to be less than $1,000,000. The policy provides for standing pre-approval of certain related party transactions, even if the amounts involved exceed $120,000, including certain transactions involving: compensation paid to executive officers and directors of the Company; other companies or charitable organizations where the amounts involved do not exceed $1,000,000 or 2% of the organization's total annual revenues or receipts; proportional benefits to all shareholders; rates or charges determined by competitive bids; services as a common or contract carrier or public utility; and banking-related services.

During 2009, Invacare purchased travel services from a third party private aircraft charter company. One of the aircraft available for use by the charter company is owned by an entity owned by Mr. Mixon. Invacare paid approximately $819,000 to the charter company in 2009 for use of the aircraft owned by Mr. Mixon. Invacare has confirmed that the transactions were on terms no less favorable than those Invacare would expect to obtain from unrelated parties.

The relationships described above have been reviewed and ratified in accordance with the Company's policy for review of transactions with related persons.

AUDIT COMMITTEE AND RELATED MATTERS

The following Report of the Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent the Company specifically incorporates this Report by reference therein.

Report of the Audit Committee

The Audit Committee assists the Board of Directors in its oversight and monitoring of:

- the integrity of the Company's financial statements;
- the independence, performance and qualifications of the Company's internal and independent auditors; and
- the Company's compliance with legal and regulatory requirements.

The Audit Committee's activities are governed by a written charter adopted by the Board of Directors which is available on the Company's website (www.invacare.com) by clicking on the Investor Relations tab and then the Corporate Governance link.

Each member of the Audit Committee satisfies the independence requirements set forth in the New York Stock Exchange listing standards and Rule 10A-3 of the Securities Exchange Act of 1934, as amended.

Management has the primary responsibility for the Company's financial statements and the reporting process, including the system of internal and disclosure controls. Ernst & Young LLP, the Company's independent registered public accounting firm for 2009, audited the annual financial statements prepared by management and expressed an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States. Ernst & Young LLP also audited the Company's internal control over financial reporting as of December 31, 2009, and issued an opinion with respect to the Company's internal control over financial reporting as of December 31, 2009.

For many years, the Company engaged a third party to conduct internal audit services and report its analyses, findings and recommendations directly to the Audit Committee. In 2009, the Company hired a Director of Compliance and Internal Audit who, together with this third party, conducts the Company's internal audit processes. During 2009, the Audit Committee met with this third party, the Director of Compliance and Internal Audit and Ernst & Young LLP, with and without management present, to discuss their examinations, their continuing evaluation of the Company's internal and disclosure controls and the overall quality of the Company's internal procedures and controls over financial reporting.

As part of its oversight responsibilities described above, the Audit Committee met and held discussions with management, with Ernst & Young LLP and with its internal auditors relative to the Company's financial reporting. Management represented to the Audit Committee that the Company's financial statements were prepared in accordance with accounting principles generally accepted in the United States, and the Audit Committee reviewed and discussed the audited financial statements with management and Ernst & Young LLP, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of specific judgments and the clarity of disclosures in the financial statements. The Audit Committee also discussed with Ernst & Young LLP such other matters as are required to be discussed with the Audit Committee by Statement on Auditing Standards No. 61, as amended by Statement on Auditing Standards No. 90, (Communication with Audit Committees).

In addition, Ernst & Young LLP provided to the Audit Committee the written disclosures and letter required by PCAOB Ethics and Independence Rule 3526 (Communications With Audit Committees Concerning Independence), and by all relevant professional and regulatory standards, related to the auditors' independence. The Audit Committee discussed with Ernst & Young LLP its independence from the Company and its management and considered the compatibility of non-audit services with the auditors' independence.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board of Directors has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2009 for filing with the Securities and Exchange Commission.

The Audit Committee has appointed Ernst & Young LLP as the Company's independent auditors for its 2010 fiscal year, and the Company is seeking ratification for such appointment at the 2010 Annual Meeting of Shareholders.

AUDIT COMMITTEE

William M. Weber, Chairman
James C. Boland
Dan T. Moore, III

Independent Auditors

The Audit Committee and the Board of Directors have selected Ernst & Young LLP to continue as our independent auditors and to audit the financial statements of Invacare for the fiscal year ending December 31, 2010. The Audit Committee is asking you to ratify this appointment.

Fees for services rendered by Ernst & Young LLP were:

	2009	2008
Audit Fees	$3,414,000	$3,693,000
Audit-Related Fees	15,000	35,000
Tax Fees		
Tax Compliance Services	769,000	521,000
Tax Advisory Services	835,000	366,000
	1,604,000	887,000
All Other Fees	—	—
Total	$5,033,000	$4,615,000

Audit Fees. Fees for audit services include fees associated with the audit of our annual financial statements and review of our quarterly financial statements, including statutory audits required domestically and internationally, and the auditors' attestation report on internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act. Audit fees also include fees associated with providing consents and review of documents filed with the SEC, other services in connection with statutory and regulatory filings or engagements, as well as accounting consultations billed as audit consultations and other accounting and financial reporting consultation and research work necessary to comply with generally accepted auditing standards.

Audit-Related Fees. Audit-related services principally include accounting consultations, audits in connection with proposed or completed acquisitions and advisory assistance.

Tax Fees. Fees for tax services include tax compliance, tax advice and tax planning.

Pre-Approval Policies and Procedures

The Audit Committee has adopted a policy that requires advance approval for all audit, audit-related, tax services, and other services performed by our independent auditors. The policy provides for pre-approval by the Audit Committee of specifically defined audit and non-audit services. Unless the specific service has been previously pre-approved with respect to that year, the Audit Committee must approve the permitted service before the independent auditor is engaged to perform it. The Audit Committee has delegated to the Chairperson of the Audit Committee authority to approve certain permitted services, provided that the Chairperson reports any such decisions to the Audit Committee at its next scheduled meeting. During 2009, no services were provided to the Company by Ernst & Young LLP other than in accordance with the pre-approval policies and procedures described above.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

The Compensation and Management Development Committee of the Board of Directors (the "Compensation Committee") operates under a written charter adopted by the Board of Directors which describes the responsibilities, functions and authority of the Compensation Committee. The full text of the charter is available on the Company's website at www.invacare.com by clicking on the Investor Relations tab and then the Corporate Governance link.

Under its charter, the Compensation Committee is responsible for the approval and administration of the Company's existing and proposed executive compensation plans. Its responsibility includes determining the design of the Company's executive compensation plans, authorizing the awards to be made pursuant to such plans and reviewing and approving annually all significant compensation decisions relating to the Company's executive officers, including the Chairman and Chief Executive Officer (the "CEO") and the other executive officers named in the Summary Compensation Table (together with the CEO, the "Named Executive Officers").

The members of the Compensation Committee are James C. Boland, Chairman, Bernadine P. Healy and William M. Weber. Each of the current members of the Compensation Committee meets the definitions of (i) an "independent" director within the meaning of the New York Stock Exchange listing standards and the Company's Corporate Governance Guidelines, (ii) a "non-employee director" within the meaning of Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, and (iii) an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended.

There were three meetings of the Compensation Committee in 2009.

Compensation Consultant

For the past several years, Towers Watson, which was formerly known as Towers Perrin, has been engaged as an outside independent compensation consultant to advise the Compensation Committee and Company management on Invacare's compensation philosophy and its executive compensation program, which is generally comprised of an annual base salary, cash bonus award and long-term equity incentive awards. Towers Watson is a global, professional services firm that provides human resources consulting services to a large number of the Fortune 1000 U.S. companies. The Compensation Committee has engaged Towers Watson, and Towers Watson's engagement letter has been negotiated and signed by the Chairman of the Compensation Committee.

Towers Watson's primary role is to analyze the competitiveness of, and provide recommendations to the Compensation Committee and management on, the structure and amounts of each element of the annual compensation to be paid to the Company's executives. In order to gauge the competitiveness of Invacare's executive compensation levels, Towers Watson annually reviews survey data from nationally recognized compensation and human resources consulting firms and provides the Compensation Committee with market data regarding annual base salaries, cash bonus awards and long-term incentive awards paid by multi-national, diversified manufacturing companies with revenues between $1.5 billion and $3 billion. Towers Watson uses regression analysis to adjust for differences in company size in determining competitive compensation levels. This analysis helps Towers Watson translate data from companies within the surveys into information that can be more directly compared to the compensation levels for a company comparable in size to Invacare. The companies represented in the market data provided by Towers Watson represent more companies than those in the peer

group in the Company's performance graph, which is included in its Annual Report on Form 10-K. The decision to consider data for companies beyond those in the peer group in Invacare's performance graph in setting executive compensation levels reflects Invacare's view that a broad range of companies of comparable size compete with Invacare for senior executive talent. The Company believes that the use of this survey data helps ensure that it is positioned to attract and retain qualified senior executives in the face of competitive pressures. In addition to survey data, the Compensation Committee is also provided with comparative information prepared by Towers Watson regarding annual base salaries, cash bonus awards and long-term incentive awards for the named executive officers of the group of 22 health care equipment and supply companies of varying sizes both smaller and larger than Invacare listed in the following table. Generally, Invacare's annual revenue approximates the median annual revenue for the companies in the group.

Advanced Medical Optics, Inc.	Hill-Rom Holdings, Inc.	ResMed Inc.
Beckman Coulter, Inc.	Hologic, Inc.	St. Jude Medical, Inc.
Bio-Rad Laboratories, Inc.	Idexx Laboratories, Inc.	STERIS Corporation
C.R. Bard, Inc.	Kinetic Concepts, Inc.	Teleflex Incorporated
CONMED Corporation	Lincare Holdings Inc.	Varian Medical Systems, Inc.
The Cooper Companies, Inc.	Patterson Companies, Inc.	West Pharmaceutical Services, Inc.
DENTSPLY International Inc.	PSS World Medical, Inc.	Zimmer Holdings, Inc.
Edwards Lifesciences Corp.		

During 2009, Towers Watson rendered services to the Compensation Committee in the following areas:

- participation in two meetings of the Compensation Committee; and
- ongoing review, comment, consulting support, advice and/or recommendations related to:
  - selected draft and final materials provided to the members of the Compensation Committee in connection with Compensation Committee meetings during 2009;
  - compensation for the CEO and the other Named Executive Officers, including comparative information for similarly-situated executives at other multinational, diversified manufacturing companies of comparable size, other health care equipment and supply companies of comparable size, as well as larger employers (up to $3 billion in revenue);
  - annual and long-term incentive opportunities;
  - policies and data related to governance and disclosure of executive compensation;
  - possible shareholder proposals and inquiries related to executive compensation; and
  - emerging trends in executive compensation.

Towers Watson does not provide the Company any other consulting or other services outside of those associated with advising the Company on its executive compensation programs. In making its decision to retain Towers Watson for the year 2009, the Compensation Committee considered the level of fees charged by Towers Watson, the quality of services it has provided to Invacare in the past and the anticipated ability of Towers Watson personnel to provide objective and independent assistance and advice to the Compensation Committee and to Company management.

The Compensation Process and the Role of Executives in Establishing Compensation

The Compensation Committee reviews the compensation of Invacare's Named Executive Officers on an annual basis. In preparation for this review, Towers Watson reviews market data from national pay surveys conducted by the leading compensation and human resources consulting firms and

identifies the compensation levels for the 25th, 50th and 75th percentile with respect to base salary, annual bonus opportunities, total cash compensation (salary and annual bonus), long-term incentive compensation and total direct compensation (cash compensation and the estimated value of long-term incentives) data for each executive position. Towers Watson compares the Company's compensation data from the previous year, both as to elements and amounts paid or potential value delivered, with that of the companies included within the pay surveys and in the comparative group of 22 health care equipment and supply companies and reports its findings to the Compensation Committee chair, the Company's CEO and the Senior Vice President of Human Resources. The CEO assesses the performance of each of the Company's other Named Executive Officers and, with the assistance of Towers Watson and the Senior Vice President of Human Resources, provides recommendations to the Compensation Committee as to a proposed structure and targeted amounts of salary, cash bonus awards and equity incentive awards for such executive officers. The CEO also provides the Compensation Committee input regarding suggested performance targets associated with the Company's annual cash bonus program. The CEO does not submit recommendations with respect to his own compensation.

The CEO and the Senior Vice President of Human Resources both attend each meeting of the Compensation Committee to provide insight into the performance of individual executives and the impact of their respective contributions to the Company's overall performance and to make recommendations as to the structure and implementation of elements of executive compensation. The CEO and the Senior Vice President of Human Resources each excuses himself or herself from any discussions of his or her own individual compensation by the Compensation Committee. The Compensation Committee believes that the input of these two executives provides it with information necessary for it to make informed decisions on executive compensation that are consistent with the Company's overall philosophy, which is described in further detail below. The Compensation Committee uses the data derived from the pay surveys and the proxy statements of the comparative group of 22 other health care equipment and supply companies, as well as discussions with Towers Watson, the CEO and the Senior Vice President of Human Resources, to assist in determining whether Invacare's compensation is competitive and reasonable and whether, and to what extent, it would be appropriate to deviate from competitive practices. Following this deliberation, the Compensation Committee exercises its business judgment to determine and approve the compensation for each of the Named Executive Officers. For 2009, the Compensation Committee approved annual salary levels and the terms of the 2009 cash bonus plan at its meeting in March, 2009 and made its determinations regarding long term incentive compensation, including awards of stock options and restricted shares, at its meeting in August, 2009.

General Compensation Philosophy

The Company believes that a compensation program should have the goal of creating long-term value for Invacare's shareholders. Towards this end, Invacare's compensation of key management is designed and implemented to reward its executives for sustained financial and operating performance and leadership excellence, to align their interests with those of the Company's shareholders and to encourage them to remain with the Company for long and productive careers. In addition, in the Company's view, executive compensation should reflect changing market conditions faced by the Company and other participants in the home medical equipment industry, including any such conditions which may be beyond management's control. The Compensation Committee relies upon its judgment in making compensation decisions, after discussing with management its recommendations and reviewing the performance of the Company and the status of its principal markets. It assesses the executives' performance during the year against a variety of factors which may include corporate and personal goals, leadership qualities, operational performance, business responsibilities, career with the Company, current compensation arrangements and long-term potential to enhance shareholder value. Among the factors which may be considered are key financial measurements, strategic objectives,

product improvement and innovation, individual achievements, organizational leadership and high integrity. The Company does not necessarily adhere to rigid formulas or react immediately to short-term changes in business performance. It considers competitive market compensation paid by other companies but strives to incorporate flexibility in its compensation programs and in the assessment process in order to respond to and adjust for the evolving business environment.

The Company's executive compensation program consists of three primary components: base salary, an annual cash bonus and long-term compensation awards in the form of stock or stock option awards, each of which is described in detail later in this Compensation Discussion and Analysis. In general, base salaries and cash bonuses are designed to provide executives with total cash compensation levels (salary plus bonus) that are at or near the 75th percentile of individuals in similar positions at companies included in the survey information and the group of 22 health care equipment and supply companies used by the Company for comparison, if the Company meets demanding annual financial performance objectives. These objectives are established in advance and reflective of the opportunities and challenges present in the Company's industry. In addition, long-term compensation is awarded in the form of stock options and restricted stock grants in order to provide key executives with competitive financial benefits that are linked to the enhancement of shareholder value. These awards normally range from slightly below to equal to the median value of long-term incentives received by executives in similar positions at organizations included within the pay surveys and the comparative group. The Compensation Committee does not have an established policy on the desired mix between fixed and variable, short and long-term, and cash and equity compensation.

The Compensation Committee believes that targeting total cash compensation levels at or near the 75th percentile of the peer and surveyed companies is appropriate as it enhances the retention value of the Company's compensation program, recognizes that the Compensation Committee typically sets demanding annual incentive bonus targets and emphasizes the importance of achieving financial results that create shareholder value. The Compensation Committee believes that granting long-term incentives at or slightly below the median value of incentives received at the peer and surveyed companies drives total compensation toward the median of the peer and surveyed companies and helps manage the Company's dilution and use of authorized equity plan shares, while still maintaining a compensation program that is competitive overall.

The Company also provides its executives with certain other benefits, including the opportunity to participate in a 401(k) retirement savings plan, a non-qualified deferred compensation plan and a supplemental executive retirement plan. Certain compensatory insurance benefits and other perquisites described below and in the Summary Compensation Table also are available to the Company's executives. Each Named Executive Officer also has entered into an agreement with the Company that provides for certain benefits generally payable in the event of a termination following a change of control of the Company. The Company believes these agreements help retain executives and provide for management continuity in the event of an actual or threatened change in control. They also help to ensure that the interests of executives remain aligned with shareholders' interests during a time when their continued employment may be in jeopardy. Finally, they provide some level of income continuity should an executive's employment be terminated without cause. The Company believes that these benefits are an important part of an overall compensation package that helps to attract and retain talented executives.

The Company believes that these various elements of the executive compensation program further the Company's business objectives and the interests of its shareholders by attracting and retaining the talented executive leadership necessary for the growth and success of the Company's business and motivating its executives to exert the maximum possible effort to further the interests of shareholders.

Elements of Compensation

Annual Base Salary

The Company establishes salary levels reflective of the skills, competencies, experience and individual performance an executive brings to his or her position. As a result, changes in salary focus primarily on changes in the executive's responsibilities and an assessment of his or her annual performance against pre-established individual objectives. Important financial performance objectives that are considered by the Compensation Committee in establishing base salary levels (some of which may not be applicable to all executives) include: net sales, income from operations, cost controls, earnings before income tax, earnings per share, return on assets and return on net assets employed. Individual objectives generally focus on the performance of an executive within his or her area of specific responsibility. Operating and individual objectives vary for each executive and typically change from year-to-year. Financial and individual objectives are considered subjectively in the aggregate by the Compensation Committee and the CEO. They are not specifically weighted in assessing performance and determining any changes to base salaries.

In establishing 2009 salary levels for each Named Executive Officer other than the CEO, the Compensation Committee considered data from companies within the surveyed group used by the Company for comparison and the recommendations from the CEO. The Compensation Committee also took into account whether each executive met key financial and individual objectives established at the beginning of each year, and considered each executive's potential future contributions to the Company. The Committee also recognized the particular talents, unique skills, experience, length of service to the Company and depth of industry knowledge of each of these executives. While the Company's financial results for 2008 showed improvement, the global financial crisis of 2008 and early 2009 had led to widespread salary freezes. In light of these factors, the Compensation Committee agreed with the recommendation of the CEO not to increase the salary levels of Messrs. Blouch, Richey and Slangen and to implement a merit increase of 4% to the salary level of Mr. Gudbranson in reflection of his less than full year of service in 2008.

In determining the CEO's base salary for 2009, the Compensation Committee took into account:

- survey results from Towers Watson regarding salaries paid to CEO's of companies included within the pay surveys;
- certain operating and financial performance objectives as described above;
- the implementation of new programs being offered to providers;
- the CEO's continuing role in new product development;
- implementation of the cost reduction program to respond to recent reimbursement pressure and increasing foreign competition, including plant consolidations and improved foreign sourcing,
- the CEO's role as Invacare's principal interface on key provider accounts;
- the CEO's service as the leading spokesperson on behalf of the home medical equipment industry, which has placed the Company in a position to directly and positively impact reimbursement outcomes for Invacare's customers and, thus, positively impact the demand for the Company's products;
- the CEO's continuing commitment to geographic expansion and focus on growth of the respiratory business, as well as his attention to issues of management succession; and
- the CEO's length of service and leadership.

The Compensation Committee considered these accomplishments, as well as the Company's financial results, in light of the global economic recession that affected the Company in 2008 and 2009, and determined that it was appropriate not to increase the CEO's 2009 base salary.

Annual Cash Bonus

Consistent with its philosophy, the Company provides each executive an opportunity to earn an annual cash bonus. The Company believes that annual cash bonuses increase executives' focus on specific short-term corporate financial goals as well as the achievement of specific individual objectives. As a result, cash bonuses balance the objectives of the Company's other pay programs, which focus to a greater extent on individual performance (salaries) and long-term financial results and stock price growth (restricted stock and stock options). Finally, annual bonuses allow the Company to manage fixed compensation costs but still provide executives with competitive cash compensation. The terms of the cash bonus program applicable to our Named Executive Officers are contained in the Invacare Corporation Executive Incentive Bonus Plan (the "Executive Incentive Bonus Plan"), which was approved by the Company's shareholders in 2005 and which is proposed to be reaffirmed by the shareholders at the 2010 Annual Meeting as discussed in Proposal 3, and is further described under the Grants of Plan-Based Awards For Fiscal Year 2009 Table.

The Compensation Committee annually determines the appropriate target bonuses for each Named Executive Officer (as a percentage of the executive's salary) so that total annual cash compensation for such executive officer is targeted to the market's 75th percentile. In determining the target amounts, the Compensation Committee takes into account the cash bonus opportunities established by companies included within the pay surveys. From time to time, the Committee may determine that an executive's individual performance (taking into account the same factors discussed above with respect to base salary) and level of responsibilities warrant a change in the bonus target percentage from the previous level. The Compensation Committee does not take into account awards earned under other reward programs in determining annual bonus opportunities.

In establishing the 2009 bonus programs for Messrs. Blouch, Gudbranson, Slangen and Richey, the Compensation Committee reviewed the incentive categories that have previously been used for each of these four executives and determined to make no change in these percentage categories for 2009. The approved bonus categories for 2009 were 95% of base salary for Mr. Blouch and 75% for each of Messrs. Gudbranson, Slangen and Richey. For the same reasons set forth above relating to the calculation of the CEO's base salary, Mr. Mixon's incentive category for purposes of his 2009 bonus program was set at 100% of base salary.

Each year, the Compensation Committee considers recommendations from the CEO regarding an appropriate objective or objectives which should be satisfied in order for a Named Executive Officer (other than the CEO) to be eligible to receive a cash bonus. In the past, this target has usually been established in terms of a particular level of adjusted earnings per share. The Compensation Committee and senior management believe that adjusted earnings per share represents important bottom-line financial results that investors use to evaluate the Company's stock price. For 2009, the Compensation Committee determined to follow the practice of past years and use an adjusted earnings per share target for the payment of cash bonuses to all of the Named Executive Officers.

In determining an appropriate target for 2009 adjusted earnings per share, the Compensation Committee reviewed the principal terms of the Executive Incentive Bonus Plan and discussed previous years' results under the Executive Incentive Bonus Plan and its predecessor plans. It also took into account the Company's forecasted annual operating plan, which is thoroughly reviewed and discussed by the entire Board of Directors every year at its strategic planning meeting early in the year. Targeted earnings per share before unusual items is generally set at a level which the Compensation Committee

believes is challenging but achievable, and, when achieved, supports paying executives total cash compensation targeted at the 75th percentile for companies within the pay surveys. In the past, the Compensation Committee has usually (although not always) established adjusted earnings per share targets which would reflect a meaningful improvement over the previous year. As a result, the Named Executive Officers earned bonuses in only one of the four years from 2002 through 2005. Because of the impact of external factors, such as changes in reimbursement schedules and foreign competition, on recent financial results, the Compensation Committee adjusted this practice beginning in 2006 to reflect the realities imposed by these external market factors which continue to affect home healthcare. Notwithstanding this change, no bonuses were earned in 2006 because of a failure to meet that year's target. However, bonuses were earned by the Named Executive Officers in 2007 and 2008.

The Compensation Committee, based on its analysis of the status of the Company's business and its recent performance, and on input from the CEO, adopted an adjusted earnings per share threshold of $1.42 and target of $1.48 for 2009. The Compensation Committee determined that no bonuses would be paid under the Executive Incentive Bonus Plan for adjusted earnings per share at or below the threshold amount and that a percentage of the executive's target bonus amount would be paid under the plan for adjusted earnings per share above $1.42 up to $1.55. If adjusted earnings per share of $1.55 or higher were achieved by the Company, the executive bonuses equal to 120% of the executive's target bonus amount would be paid under the plan. The adjusted earnings per share threshold, target and maximum for 2009 represented a 5%, 10% and 15% increase, respectively, from the adjusted earnings per share achieved by the Company for 2008, which the Compensation Committee believes were demanding goals, particularly in light of economic conditions, which would constitute significant improvement in the Company's financial results. Also, consistent with past practice, the Compensation Committee determined that adjusted earnings per share would be calculated in accordance with generally accepted accounting principles but after adjustments for the impact of restructuring charges, amortization of the convertible debt discount, asset write-downs related to investments and intangible assets, write-off of deferred financing fees and tax valuation allowances, and a one-time net tax benefit attributable to new tax laws adopted in the United States during the fourth quarter of 2009. Excluding these items from the Company's earnings per share provides a clearer measurement of the Company's core earnings, and results in the executive receiving bonuses when there are significant improvements in the Company's underlying operating performance. The Compensation Committee concluded that no bonuses in excess of 120% of the target amounts would be paid for 2009 even if the adjusted earnings per share substantially exceeded $1.55. In prior years, if adjusted earnings per share exceeded the targeted level established by the Compensation Committee, the annual cash bonuses were designed to increase on a linear basis to the extent the target level was exceeded, subject to a $5,000,000 limit.

Adjusted earnings per share for 2009 exceeded $1.55. As a result, bonuses equal to 120% of the executive's target bonus for 2009 were paid to each Named Executive Officer in the amounts described in the Summary Compensation Table. The bonus amounts paid to each Named Executive Officer for 2009 were based solely on the calculation of adjusted earnings per share and application of the individual bonus categories described above and not on an assessment of the officer's individual performance.

If the Board of Directors of the Company or any appropriate committee thereof has determined that any fraud or intentional misconduct by a participant in the Executive Incentive Bonus Plan was a significant contributing factor to the Company having to restate all or a portion of its financial statement(s), the Board or committee may take, in its discretion, such actions as it deems necessary to remedy the misconduct and prevent its recurrence. In determining what remedies to pursue, the Board or committee will take into account all relevant factors, including whether the restatement was the result of fraud or intentional misconduct. The Board may, to the extent permitted by applicable law, in all appropriate cases, require reimbursement of any bonus or incentive compensation paid to the

participant for any fiscal period commencing on or after January 1, 2008 if and to the extent that (a) the amount of incentive compensation was calculated based upon the achievement of certain financial results that were subsequently reduced due to a restatement, (b) the participant engaged in any fraud or intentional misconduct that significantly contributed to the need for the restatement, and (c) the amount of the bonus or incentive compensation that would have been awarded to the participant had the financial results been properly reported would have been lower than the amount actually awarded. In addition, the Board may dismiss the participant, authorize legal action, or take such other action to enforce the participant's obligations to the Company as it may deem appropriate in view of all the facts surrounding the particular case.

Long-Term Compensation Awards

The third primary element of the Company's executive compensation program is comprised of long-term compensation awards, which the Company has historically delivered in the form of stock options and restricted stock awards. Under the Company's equity incentive plans approved by shareholders, the Company also may grant awards in the form of other equity and performance-based incentives, as may be deemed appropriate by the Compensation Committee. These awards generally have unlimited potential based on the performance of the Company's stock.

Before 2006, the long-term compensation awards consisted primarily of stock options, with the CEO, the President and the CFO receiving a relatively small portion of their long-term awards in the form of restricted stock. The Company believes the primary benefit of stock options is to motivate executives to increase shareholder value as options only produce rewards to executives if the Company's stock price increases. In addition, options help executives comply with the Company's ownership guidelines by building stock ownership. While restricted stock awards also align executives' interests with those of shareholders and increase stock ownership, they also help in attracting and retaining executive talent. The latter issue had become more important to the Company as it addressed fundamental changes in its industry and their effect on the Company's performance and stock price. Accordingly, management recommended, and the Compensation Committee approved, a change in the basis of long-term compensation awards in 2006. In 2006, 2007 and 2008, one-half of each Named Executive Officer's total long term incentive value was delivered in the form of stock options, with the remaining value delivered in the form of restricted stock which would vest based upon an executive's continued service with the Company. In this manner, the Compensation Committee accomplished its twin goals of providing incentives to increasing shareholder value and retaining key executives. The Compensation Committee also recognized that restricted stock would reduce the dilution to the Company's shareholders as compared with the use of only stock options and also may decrease the Company's expense for long-term compensation awards. In 2009, the Compensation Committee determined to alter the mix of awards somewhat so that 60% of the Named Executive Officers' long term incentive value was delivered in the form of stock options, with the remaining value delivered in the form of restricted stock. The Compensation Committee implemented this change in order to enhance the performance orientation of the Company's long-term compensation awards, while still balancing the need to maintain appropriate retention of key members of senior management.

In 2009, Towers Watson determined the median value of long term compensation awards to executives in similar positions at companies within the pay surveys. The Compensation Committee, consistent with the recommendation of Towers Watson, determined to discount the median values by 15% in granting long term compensation awards to the Named Executive Officers, based on the economic downturn and decline in the Company's stock price that occurred since the granting of awards in 2008. Sixty percent of this value was converted into target stock option grants based on the Black-Scholes option valuation model, the same model used by the Company to determine its accounting cost. Minimum and maximum grant guidelines are developed around target grants according to each Named Executive Officer's salary level, organizational level, reporting relationships

and job responsibilities to maintain internal equity in the grants to participants and to provide the Company with some latitude to recognize individual performance and the participant's role in contributing to the creation of long-term shareholder value. The remaining portion of each Named Executive Officer's target long-term compensation value (40%) is delivered as shares of restricted stock. The estimated value of each restricted share is based on the Company's stock price and the estimated dividends individuals can receive over the vesting period. Outstanding long-term incentive awards granted in prior years and held by an executive officer generally are not considered when the Compensation Committee determines the new long-term compensation to be granted.

Actual long-term compensation awards to each Named Executive Officer in 2009 were based on the subjective judgment of the Compensation Committee. In determining these awards, the Compensation Committee took into account several factors. First, it considered the targeted range of long-term incentive compensation based on Towers Watson's assessment of median long-term incentives awarded to similarly situated executives at companies included within the pay surveys and the discount discussed above. Second, it assessed the Named Executive Officer's performance in 2008 utilizing the same factors considered in setting the executive's base salary levels. The Compensation Committee also considered the capacity remaining available for grant under the Company's 2003 Performance Plan and the relevant market overhang, and whether the awards would be deductible by the Company for tax purposes. Finally, it considered the recommendations of the CEO with respect to awards to each Named Executive Officer other than himself. In making his recommendations, the CEO took into account management's desire to limit the dilutive impact of annual equity awards and the effect of equity compensation on Invacare's financial statements. No particular weight was assigned to any one of these areas. The long-term compensation granted in 2009 to each of the Company's Named Executive Officers, including the CEO, resulted in a value of long-term compensation at the targeted range for each of these individuals. In light of the fact that the base salaries of Messrs. Mixon, Blouch and Slangen had not been increased in 2009 due to the global financial crisis, the Compensation Committee determined to award additional restricted stock grants of comparable value to each of those executives in recognition of their individual efforts over the past year and to further align their interests with those of the shareholders. Awards granted in 2009 to each of the Named Executive Officers are set forth in the Grants of Plan-Based Awards for Fiscal Year 2009 Table. Stock options are issued under the Invacare Corporation 2003 Performance Plan as non-qualified options with an exercise price equal to the Company's closing price on the New York Stock Exchange on the date of grant.

Stock options become exercisable in accordance with a schedule established by the Compensation Committee upon grant. Typically, options become exercisable ratably over a four year period (25% annually) after the date of grant to support executive retention and expire after ten years to reward for long-term stock price appreciation. Restricted stock is generally issued at no cost to the executive and typically vests ratably over four years to strengthen the retention value of the award. The terms of the restricted stock grants provide that the executive shall cover any tax withholding obligation of the Company upon vesting. The Company believes that the retention value of restricted stock awards to executives would be diminished if the executive was required to pay cash to cover this tax withholding obligation, and, therefore, the terms of the restricted stock awards generally allow the executive, subject to certain restrictions, to surrender a portion of the vested shares to the Company to cover such obligation at a value per share equal to the closing price of the Company's common shares as quoted on the New York Stock Exchange on the date of the surrender of shares. Holders of restricted stock are entitled to receive the same dividends on their unvested shares of stock as are declared and paid by the Company to holders of the Company's outstanding common shares. In this manner, executives participate in the total returns (dividends as well as stock price appreciation) delivered to shareholders, which would not be the case if they were awarded only stock options.

In determining the total number of stock options and shares of restricted stock to be awarded each year, the Compensation Committee attempts to strike a reasonable balance between the benefits achieved by incentivizing a wide range of key employees of the Company and the shareholder dilution that results from an equity incentive plan. While the Committee has not set a formal limit on the number of awards which may be granted in any year, over the past five years, the average annual "run rate" of equity awards granted by the Company was 2.2%. For these purposes, "run rate" is defined as the number of equity awards granted in a particular year compared to the total number of outstanding shares. As of December 31, 2009, the Company's outstanding equity awards were 14.3% of total shares outstanding while shares available for future awards under the 2003 Performance Plan amounted to another 9.7% of total shares outstanding. The Compensation Committee believes that the percentage of equity awards outstanding is higher than desired but is principally attributable to the length of the vesting period for equity awards (four years) and the decline in the Company's stock price over the past two years, which resulted in a falloff in the number of stock options which have been exercised. As of December 31, 2009, there were 4,619,528 stock options outstanding under the 2003 Performance Plan and its predecessor plans of which 1,795,853 or 38.9% were exercisable at prices less than the market price of Invacare common shares on that date. In order to reduce the amount of shareholder dilution attributable to grants of equity-based incentives, since 2005, the Compensation Committee has granted top level executives a significant portion of restricted stock in lieu of stock options that would have otherwise been granted to this same group.

The Compensation Committee generally schedules its regular meetings from six to twelve months in advance. The timing of these meetings is dependent primarily on the availability of individual Compensation Committee members and is generally not influenced by the Company's executive officers. In adopting this practice, the Compensation Committee has sought to establish a regular and predictable regimen for the granting of equity incentive awards that minimizes the likelihood of outside influence on the grant process. Until 2006, restricted stock awards to the Company's CEO, President and CFO were typically granted at the March meeting of the Compensation Committee. Stock options to these executives and other employees were typically awarded at the Compensation Committee's meeting in August. In order to simplify the process for determining long-term incentive awards, in 2006, the Compensation Committee granted restricted stock awards to executive officers in March and August and stock options to executive officers and other employees in August. In 2007, 2008 and 2009, the Compensation Committee granted restricted stock and stock options to executive officers and stock options to other employees in August at a meeting that normally takes place approximately three weeks after the Company's regular quarterly earnings press release. The Company does not attempt to time the grants of options or other stock incentives to the release of material non-public information.

In addition to the annual grants described above, equity-based grants also are made occasionally during the course of the year to new hires or to current employees in connection with a promotion. The terms of outstanding stock options or restricted stock also may be amended as part of a termination or retirement package offered to a departing employee. The Compensation Committee has delegated to the CEO, the President, the Chief Financial Officer and the Senior Vice President of Human Resources certain authority with respect to such grants and amendments. First, any two of the four executives may, subject to the approval and ratification of the Compensation Committee, grant stock options or restricted stock to a key employee, other than an employee who would constitute an "executive officer" under Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with an offer of employment to such employee or with a promotion of such employee. Grants are made pursuant to terms and conditions approved by the Compensation Committee generally in connection with stock option or restricted stock grants and are deemed made as of the official start or promotion date of the employee's employment with the Company. In the case of stock options, grants will be made at an exercise price equal to the closing price of the Company's common shares as quoted on the New York Stock Exchange on the date of hire or promotion. Second, any two

of the four executives may, subject to the approval and ratification of the Compensation Committee, amend any outstanding stock option or restricted stock grants made to an employee, other than an employee who would constitute an "executive officer" under Section 16 of the Exchange Act, in connection with a termination or retirement package offered to such employee, which amendments may include acceleration of vesting or extension of the employee's exercise rights up to the final termination date of the stock option or final vesting date of the restricted stock.

The Board of Directors, at the recommendation of the Compensation Committee, recently amended the 2003 Performance Plan to provide the Board of Directors with the discretion to recover any equity compensation awarded to a participant on or after January 1, 2008 if the Board of Directors or any appropriate committee has determined that any fraud or intentional misconduct by the participant was a significant contributing factor to the Company having to restate all or a portion of its financial statement(s). This provision is further described below in the Grants of Plan-Based Awards for Fiscal Year 2009 Table.

Personal Benefits and Perquisites

The Company provided its Named Executive Officers certain perquisites in 2009, which the Compensation Committee believes are commensurate with the types of benefits and perquisites provided to similarly situated executives within other companies of comparable size. The Company believes these benefits are set at a reasonable level, are highly valued by recipients, have limited cost, are part of a competitive reward program and are useful in attracting and retaining qualified executives. They are not tied to individual or Company performance. These perquisites include the payment of premiums on excess liability insurance, an annual physical exam and health screening, and the availability of corporate sporting event tickets for personal use, as described under the Summary Compensation Table, but do not include any gross-ups by the Company for associated tax liability.

The Company currently leases three corporate suites for use at major league baseball, professional football and professional basketball games. It also leases the right to eight courtside seats for professional basketball games. These leases are primarily used for customer meetings and Company entertainment. The right to continue these leases and annually to renew the courtside seats is an asset of the Company and the annual costs of these suites and seats are paid for by the Company. In the event that the Company determines not to renew one or more of the leases or the seat rights, it has granted a right of first refusal to the CEO to assume its rights and obligations with respect to any of the foregoing. Should the CEO decide to exercise his right of first refusal, all subsequent costs associated with the use of the suite and/or seat rights would become the personal obligation of the CEO.

Elements of Post-Termination Compensation

The Company has established the Invacare Retirement Savings Plan, a qualified 401(k) defined contribution plan, for its employees, to which the Company has the discretion to make matching and quarterly contributions on behalf of the employees, including each of the Named Executive Officers. The Company also maintains and pays premiums on behalf of each Named Executive Officer other than the CEO and Mr. Richey under the Invacare Executive Disability Income Plan, and maintains and pays the premiums on behalf of the CEO under a separate disability insurance policy. The Executive Disability Income Plan supplements the coverage provided under the long-term disability plan provided by the Company to all of its employees, providing the executive with total disability coverage of up to 70% of the executive's annual salary. The Company also provides other benefits such as medical, dental and life insurance and disability coverage to each Named Executive Officer in a flexible benefits plan, which also is provided to all other eligible U.S. based employees of the Company. The Company offers these plans to its executives in order to offer benefits that are competitive with benefit plans provided by other companies with which the Company competes for executive talent.

The Company provides its executives with certain post-employment and severance arrangements as summarized below and further described elsewhere in this proxy statement. The Compensation Committee believes the benefits summarized below are vital to the attraction and retention of talented executives and, thus, to the long-term success of the Company. These plans provide executives with the opportunity to address long-term financial planning with a degree of certainty and provide financial stability in the event the executives are impacted by unforeseeable factors that are beyond their control. These plans also address the Company's interest in continuing to motivate executives in the event of corporate instability, such as a change of control or unforeseen industry changes which affect the performance of the Company.

The Company provides its executives with the opportunity to participate in a non-qualified contributory savings plan, which allows the executives to defer compensation above the amount permitted to be contributed to the Invacare Retirement Savings Plan and, thus, provides the executives with additional pre-tax savings opportunities for retirement. In addition to individual deferrals, the Company has the discretion to provide a matching contribution and additional quarterly contribution for participating executives which are similar in percentage to the Company contributions made to employees who participate in the Invacare Retirement Savings Plan. This plan is actually two plans operating effectively as one. Originally established as the Invacare Corporation 401(k) Plus Benefit Equalization Plan (the "401(k) Plus Plan"), the plan continues to be available currently to executives as the Invacare Corporation Deferred Compensation Plus Plan (the "DC Plus Plan"). In order to address the requirements of Code Section 409A, effective January 1, 2005, the Company froze the 401(k) Plus Plan and prohibited further deferrals and contributions to the 401(k) Plus Plan for compensation earned after December 31, 2004. All benefits of the participants earned and vested in the 401(k) Plus Plan as of December 31, 2004 remain preserved under the existing plan provisions. In conjunction with this change, the Company adopted the DC Plus Plan, effective January 1, 2005, to provide its executives with a Section 409A-compliant, non-qualified contributory savings plan going forward. These plans are referred to in this proxy statement collectively as the "DC Plus Plan" and are further described under the Non-Qualified Deferred Compensation Table.

The Company also has established a Supplemental Executive Retirement Plan for certain executive officers to supplement other savings plans offered by the Company and to provide replacement compensation for the executive in retirement. In order to comply with Section 409A of the Internal Revenue Code and to modify certain reductions in benefits which might have applied to executive officers who served in their positions past normal retirement age, the Supplemental Executive Retirement Plan was amended and restated, effective as of December 31, 2008, as the Invacare Corporation Cash Balance Supplemental Executive Retirement Plan, which is referred to in this proxy statement as the "SERP." The purpose of this plan is to provide for basic life and income security needs and recognize career contributions. Prior to amendment, the SERP provided for an annual benefit equal to 50% of a participant's annual base salary and target bonus on the April 1 immediately preceding or coincident with the date of termination. The benefit was reduced if the participant had less than 15 years of service with the Company. The benefit was subject to certain reductions, including the annuitized value of Company contributions on behalf of the participant to the Invacare Retirement Savings Plan and the DC Plus Plan, one-half of the participant's annual Social Security benefit, and other offsets. All of the Named Executive Officers participate in the SERP. In February 2000, the Compensation Committee granted to Messrs. Gerald B. Blouch, President and Chief Operating Officer, and Louis F.J. Slangen, Senior Vice President-Global Sales and Marketing, the maximum level of replacement compensation (50%) in recognition of their valuable service to the Company. As further described below, the offsets described above that would otherwise have been applicable to Mr. Mixon's benefit under the SERP have been waived by the Company in recognition of Mr. Mixon's successful management succession planning and past contributions to the success of the Company. In recognition of the valuable skills and experience he brought to the Company and his prior service as an employee of the Company, and as a further inducement for him to join the Company,

Mr. Gudbranson was credited with five years of service under the SERP when he rejoined the Company in 2008. As amended, the SERP provides a benefit stated as a hypothetical account balance. Under the amended SERP, the Named Executive Officers and the other current participants in the SERP receive, subject to the continuing discretion of the Compensation Committee, annual credits in the amount and for a maximum number of years as specified in their participation agreements. For these participants, the annual credits, together with annual interest credits, are currently intended by the Compensation Committee to result in a benefit at normal retirement age that is substantially equivalent to the benefit that would have been provided at normal retirement age under the SERP prior to amendment and to supplement that benefit with interest credits for those participants who work past normal retirement age. The SERP is further described elsewhere in this proxy statement under the Pension Benefits Table.

Effective January 1, 2005, the Company terminated its sponsored life insurance plan, which had been in place for many years. To replace this benefit, the Company established a Death Benefit Only Plan ("DBO Plan") for its executives other than the CEO. By participating in the DBO Plan, an executive agrees to limit his or her coverage under the Company's other group life insurance plans to a maximum of $50,000. Under the DBO Plan, the executive's designated beneficiary shall receive a benefit equal to three times the executive's highest annual base salary plus target bonus (subject to certain limitations) as in effect on the April 1st preceding or coincident with his or her death if a participant dies while employed by the Company. If a participant dies after attaining age 65 or after his or her employment with the Company is otherwise terminated following a change of control of the Company, a payment equal to his or her highest annual base salary plus target bonus as in effect on the April 1st preceding or coincident with such event will be payable on behalf of the participant. The Company may, in its discretion, pay an additional amount in order to "gross up" the participant for some or all of the income taxes that may result from the benefits described above. The DBO Plan is further described under Other Potential Post-Employment Compensation.

To ensure the continuity of corporate management and the continued dedication of key executives during any period of uncertainty caused by the possible threat of a takeover, the Company entered into change of control severance protection agreements with key executives, including each of the Named Executive Officers. These agreements retain these executives and provide for management continuity in the event of an actual or threatened change-in-control. They also help ensure that executives' interests remain aligned with shareholders' interests during a time when their continued employment may be in jeopardy. The agreements provide for the payment and provision of certain benefits to the executives if there is a change of control of the Company and for additional benefits if there is a termination of the executive's employment with the surviving entity within three years after the change of control. These agreements are further described under Other Potential Post-Employment Compensation.

The Company also has entered into separate agreements with Messrs. Blouch, Gudbranson, Richey and Slangen that provide for the payment of certain severance benefits upon terminations of employment other than terminations following a change of control of the Company. These agreements provide some level of income continuity should an executive's employment be terminated without cause by the Company or by the executive for good reason. These agreements are further described under Other Potential Post-Employment Compensation.

In March, 2000, in recognition of the CEO's more than twenty years of service at that time and the successful financial performance of the Company, the Compensation Committee established a Chairman and CEO Retirement Program. Under the program, upon his retirement, Mr. Mixon is to be provided with a spending account for reimbursement of expenses incurred in an ongoing role as consultant to the Company, and certain other benefits, for five years following his retirement. The Chairman and CEO Retirement Program is further described under Other Post-Employment Compensation.

Compensation Policies

Section 162(m) of the Internal Revenue Code

Section 162(m) of the Internal Revenue Code generally provides that certain compensation in excess of $1 million per year paid to a public company's chief executive officer and any of its four other highest paid executive officers is not deductible to the company unless the compensation qualifies for an exception. Section 162(m) provides an exception to the deductibility limit for "performance-based compensation" if certain requirements are met, including shareholder approval of the material terms of the performance goal. The Company's equity incentive plans and annual cash bonus plan have been submitted to and approved by the Company's shareholders, and the shareholders are being asked to reaffirm their approval of the Invacare Corporation Executive Incentive Bonus Plan at the 2010 Annual Meeting of Shareholders. The Compensation Committee therefore believes that (i) most of the cash bonuses paid to the Named Executive Officers in accordance with the Executive Incentive Bonus Plan, and (ii) grants of stock options to key executives under the Company's equity incentive plans pursuant to the Company's long-term compensation awards qualify for full deductibility under Section 162(m). However, restricted stock grants and certain cash bonus awards paid to key executive officers (other than under the Executive Incentive Bonus Plan) may not qualify for the exception for performance-based compensation. To the extent practicable in view of its compensation philosophy, the Company seeks to structure its executive compensation to satisfy the requirements for the performance-based compensation exception under Section 162(m). Nevertheless, based upon the Company's current compensation structure, the Compensation Committee believes that it is in the best interests of the Company and its shareholders for the Compensation Committee to retain flexibility in awarding incentive compensation in the form of restricted stock grants and cash bonus awards that may not qualify for the exception for performance-based compensation. The Compensation Committee will continue to review and evaluate, as necessary, the impact of Section 162(m) on the Company and intends to make a determination with respect to this issue on an annual basis.

Section 409A of the Internal Revenue Code

Section 409A of the Internal Revenue Code generally provides that arrangements involving the deferral of compensation that do not comply in form and operation with Section 409A or are not exempt from Section 409A are subject to increased tax, penalties and interest. If a deferred compensation arrangement does not comply with or is not exempt from Section 409A, employees may be subject to accelerated or additional tax, or interest or penalties, with respect to the compensation. The Company generally seeks to structure its deferred compensation arrangements with its employees to comply with or qualify for an exemption from Section 409A. The Compensation Committee believes that deferred compensation arrangements that do not comply with Section 409A would be of significantly diminished value to its executives.

Stock Ownership Guidelines

The Company maintains stock ownership guidelines for its Named Executive Officers and other executives for the purpose of aligning the interests of key executives with those of the shareholders of the Company. They also reinforce the primary reason for offering long-term compensation awards.

Moreover, it holds those executives most responsible for creating shareholder value more accountable than other employees. Under the current guidelines of the stock ownership program, executives are expected to own shares equal in value to the following levels:

- CEO — five times base salary
- President and COO — three times base salary

- CFO — two times base salary
- Senior Vice Presidents — two times base salary

Executive officers are expected to reach these levels of ownership over five (5) years, beginning February 28, 2005, or from their hire date thereafter, and maintain such levels afterward. The number of shares required to be held is established by multiplying the applicable executive's salary by the applicable multiple and dividing by the Company's average daily stock price for the previous year. "Stock ownership" is defined to include shares held directly or indirectly by the executive, all unvested restricted stock held by the executive and 30% of the shares underlying unexercised stock options held by the executive that are "in the money" by at least 20%. For purposes of this policy, ownership of the Company's Class B common shares is treated as ownership of common shares. As of December 31, 2009, each of the Named Executive Officers was in compliance with these guidelines.

Derivatives Trading

As part of its policy relating to the trading of Invacare securities by Company insiders, the Company prohibits an insider from trading in any interest or position relating to the future price of the Company securities, such as a put, call or short sale.

Risk Assessment

The Compensation Committee, with the assistance of Towers Watson, is conducting a risk assessment of the Company's compensation policies and practices for its employees, including those related to the executive compensation programs discussed above. The Compensation Committee, in conducting the assessment, analyzed associated risks and considered mitigating factors. Based upon the assessment completed to date, the Compensation Committee believes that the Company's compensation policies and practices do not encourage excessive or unnecessary risk-taking and are not reasonably likely to have a material adverse effect on the Company.

Report of the Compensation and Management Development Committee on Executive Compensation

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with the Company's management. Based on that review and discussion, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K and in the Company's definitive proxy statement prepared in connection with its 2010 Annual Meeting of Shareholders.

COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE

James C. Boland, Chairperson
Bernadine P. Healy, M.D.
William M. Weber

The above Report of the Compensation and Management Development Committee does not constitute soliciting material and should not be deemed filed with the Commission or subject to Regulation 14A or 14C (other than as provided in Item 407 of Regulation S-K) or to the liabilities of Section 18 of the Exchange Act, except to the extent that the Company specifically requests that the information in this Report be treated as soliciting material or specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act. If this Report is incorporated by reference into the Company's Annual Report on Form 10-K, such disclosure will be furnished in such Annual Report on Form 10-K and will not be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act as a result of furnishing the disclosure in this manner.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee was at any time during 2009 or at any other time an officer or employee of the Company or any of its subsidiaries. James C. Boland, Bernadine P. Healy, M.D. and William M. Weber were the non-employee directors who served on the Compensation Committee during 2009.

Summary Compensation Table

The following table presents the total compensation to the Chief Executive Officer, Chief Financial Officer and the three other most highly compensated executive officers of the Company in 2009, 2008 and 2007 (the "Named Executive Officers").

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)(7)	Total ($)
A. Malachi Mixon, III	2009	1,106,000	—	912,279	1,029,895	1,327,200	333,162	135,365(8)	4,843,901
Chairman and Chief	2008	1,106,000	—	1,098,654	807,240	1,106,000	—(6)	144,422(8)	4,262,316
Executive Officer	2007	1,074,450	—	834,592	653,702	1,074,450	973,025	104,495(8)	4,063,220
Gerald B. Blouch	2009	694,000	—	357,171	390,165	791,160	235,821	95,885(10)	2,564,202
President and Chief	2008	694,000	—	384,271	282,720	659,300	721,839	93,841(10)	2,835,971
Operating Officer	2007	674,200	—	336,682	263,410	640,490	707,985	69,848(10)	2,508,172
Robert K. Gudbranson	2009	338,500	—	182,272	214,415	304,650	226,215	45,972(11)	1,312,024
Chief Financial Officer(9)	2008	247,443	—	282,902	335,037	243,750	312,155	27,671(11)	973,977
Joseph B. Richey, II	2009	435,000	—	98,304	115,995	391,500	49,892	38,029(12)	1,128,720
President — Invacare	2008	435,000	—	123,792	90,024	326,250	—(6)	46,072(12)	897,316
Technologies and Senior Vice President — Electronics and Design Engineering	2007	422,200	—	85,356	66,780	316,650	—(6)	32,854(12)	820,164
Louis F.J. Slangen	2009	398,000	—	109,773	115,995	358,200	148,735	53,915(13)	1,184,618
Senior Vice President	2008	398,000	—	123,792	90,024	298,500	363,552	66,370(13)	1,216,416
— Global Sales and Marketing	2007	386,200	—	85,356	66,780	289,650	337,844	46,738(13)	1,108,892

(1) Of the amounts disclosed in this column, the following Named Executive Officers deferred the following portions of such amounts into the DC Plus Plan during 2009: (i) Mr. Mixon: $55,300; (ii) Mr. Blouch: $27,760; (iii) Mr. Gudbranson: $0; (iv) Mr. Richey: $0; and (v) Mr. Slangen: $11,940; during 2008: (i) Mr. Mixon: $65,910; (ii) Mr. Blouch: $20,820; (iii) Mr. Gudbranson: $0; (iv) Mr. Richey: $0; and (v) Mr. Slangen: $15,920; and during 2007: (i) Mr. Mixon: $88,326; (ii) Mr. Blouch: $1,107; and (iii) Mr. Richey: $2,769.

(2) The values reported in this column represent the aggregate grant date fair value, calculated in accordance with ASC 718, *Compensation — Stock Compensation,* of all restricted stock awarded to each officer during the fiscal year. For a summary of the terms of these awards, see the Grants of Plan-Based Awards Table that follows. For a description of the assumptions made in computing the values reported in this column, see "Shareholders' Equity Transactions" in the Notes to Consolidated Financial Statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

(3) The values reported in this column represent the aggregate grant date fair value, calculated in accordance with ASC 718, *Compensation — Stock Compensation,* of all stock options awarded to each officer during the fiscal year. For a summary of the terms of these awards, see the Grants of Plan-Based Awards Table that follows. For a description of the assumptions made in computing the values reported in this column, see "Shareholders' Equity Transactions" in the Notes to Consolidated Financial Statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

(4) The amounts for 2009 in this column represent compensation payable under the Executive Incentive Bonus Plan. For a description of the 2009 bonus opportunities established by the

Compensation Committee under the Executive Incentive Bonus Plan, see footnote (3) to the Grants of Plan-Based Awards Table that follows.

(5) The amounts reported in this column represent the amounts accrued as expense by the Company in 2009, 2008 and 2007 in accordance with the requirements of ASC 715, *Compensation — Retirement Benefits,* as they relate to the change in present value of the accumulated benefit obligation to the named executives under the SERP. No above market or preferential earnings on nonqualified deferred compensation were earned by any officer in 2009, 2008 or 2007.

(6) There were no aggregate changes in the actuarial present value of the accumulated benefits of the SERP's for 2009. Aggregate change in actuarial present value of the accumulated benefits under the SERP for Mr. Mixon in 2008 was a decrease of $134,190. The aggregate change in the actuarial present value of the accumulated benefits under the SERP for Mr. Richey was a decrease of $683,831 in 2008, a decrease of $79,920 in 2007 and a decrease of $58,820 in 2006. These decreases in the SERP benefits were primarily due to the participant's age, the relationship between the rate of change in his annual compensation and the rate projected under the previously-existing benefit calculation factors and due to increasing plan offsets, which reduce SERP benefits. Commencing in 2009, these factors will no longer apply to the executives.

(7) Compensation reported in this column includes (i) the value of dividends earned on outstanding restricted stock awards; (ii) the value of Company contributions made in 2009, 2008 and 2007 on behalf of the officer to the Invacare Retirement Savings Plan and the DC Plus Plan; (iii) the value of premiums paid by the Company under the Company's Executive Disability Income Plan (or, in the case of Mr. Mixon, the premium under a separate disability insurance policy); and (iv) the incremental cost to the Company of perquisites provided by the Company, which include: the payment of premiums on excess liability insurance, an annual physical exam and health screening, and the availability of corporate sporting event tickets for personal use. Perquisites are valued on the basis of the aggregate incremental cost to the Company of providing the perquisite to the applicable officer. The value of personal use of corporate suites or tickets is the price shown on the ticket for the event and does not include annual fees or charges attributable to suite rental or ticket availability.

(8) Other compensation for Mr. Mixon includes (i) in 2009, $14,700 contributed by the Company to the Invacare Retirement Savings Plan and $78,243 contributed by the Company to the DC Plus Plan; (ii) in 2008, $13,800 contributed by the Company to the Invacare Retirement Savings Plan and $94,568 contributed by the Company to the DC Plus Plan; and (iii) in 2007, $13,500 contributed by the Company to the Invacare Retirement Savings Plan and $50,967 contributed by the Company to the DC Plus Plan.

(9) Mr. Gudbranson was hired as Chief Financial Officer effective April 1, 2008.

(10) Other compensation for Mr. Blouch includes (i) in 2009, $14,700 contributed by the Company to the Invacare Retirement Savings Plan and $47,854 contributed by the Company to the DC Plus Plan; (ii) in 2008, $13,800 contributed by the Company to the Invacare Retirement Savings Plan and $54,030 contributed by the Company to the DC Plus Plan; and (iii) in 2007, $13,500 contributed by the Company to the Invacare Retirement Savings Plan and $26,952 contributed by the Company to the DC Plus Plan.

(11) Other compensation for Mr. Gudbranson includes (i) in 2009, $14,700 contributed by the Company to the Invacare Retirement Savings Plan and $10,713 contributed by the Company to the DC Plus Plan; and (ii) in 2008, $10,710 contributed by the Company to the Invacare Retirement Savings Plan.

(12) Other compensation for Mr. Richey includes (i) in 2009, $20,650 contributed by the Company to the DC Plus Plan; (ii) in 2008, $13,800 contributed by the Company to the Invacare Retirement Savings Plan and $22,471 contributed by the Company to the DC Plus Plan; and (iii) in 2007, $13,500 contributed by the Company to the Invacare Retirement Savings Plan and $11,832 contributed by the Company to the DC Plus Plan.

(13) Other compensation for Mr. Slangen includes (i) in 2009, $14,700 contributed by the Company to the Invacare Retirement Savings Plan and $17,961 contributed by the Company to the DC Plus Plan; (ii) in 2008, $13,800 contributed by the Company to the Invacare Retirement Savings Plan and $22,011 contributed by the Company to the DC Plus Plan; and (iii) in 2007, $13,500 contributed by the Company to the Invacare Retirement Savings Plan.

Grants of Plan-Based Awards For Fiscal Year 2009

The following table shows, for the Named Executive Officers, plan-based awards to those officers during 2009, including restricted stock awards and stock option grants, as well as other incentive plan awards.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)				
A. Malachi Mixon, III	8/19/09				44,540(1)			$20.48
	8/19/09					146,500(2)	$20.48	$ 7.03
	3/3/09(3)	110,600	1,106,000	1,327,200				
Gerald B. Blouch	8/19/09				17,440(1)			$20.48
	8/19/09					55,500(2)	$20.48	$ 7.03
	3/3/09(3)	65,930	659,300	791,160				
Robert K. Gudbranson	8/19/09				8,900(1)			$20.48
	8/19/09					30,500(2)	$20.48	$ 7.03
	3/3/09(3)	25,388	253,875	304,650				
Joseph B. Richey, II	8/19/09				4,800(1)			$20.48
	8/19/09					16,500(2)	$20.48	$ 7.03
	3/3/09(3)	32,625	326,250	391,500				
Louis F.J. Slangen	8/19/09				5,360(1)			$20.48
	8/19/09					16,500(2)	$20.48	$ 7.03
	3/3/09(3)	29,850	298,500	358,200				

(1) Restricted shares granted pursuant to the Invacare Corporation 2003 Performance Plan (the "2003 Plan"). These shares vest in 25% increments over four years, commencing November 15, 2010. Dividends accrue and are payable based on the total shares awarded as of the date of grant, irrespective of whether the shares have vested

(2) Stock options to purchase common shares of the Company granted under the 2003 Plan. These options become exercisable in 25% increments over four years, commencing September 30, 2010 and expire on August 19, 2019.

(3) On March 3, 2009, the Compensation Committee established performance goals under the Executive Incentive Bonus Plan for the purpose of providing financial incentives for 2009 to certain key employees, including all of the officers included in the above table. See the "Annual Cash Bonus" discussion in Compensation Discussion and Analysis above for a description of the terms of these awards.

Restricted Stock and Stock Options

Each of the restricted stock awards and stock option grants set forth in the above table was awarded under the 2003 Plan. Under the 2003 Plan, and the restricted stock and option award agreements entered into in connection with the awards, the Compensation Committee may make certain adjustments to the awards and the awards may be terminated or amended, as further described below.

Adjustments. In the event of a recapitalization, stock dividend, stock split, reverse stock split, distribution to shareholders (other than cash dividends), or similar transaction, the Compensation Committee can adjust, in any manner that it deems equitable, the number and class of shares that may be issued under the 2003 Plan and the number and class of shares, and the exercise price, applicable to outstanding awards.

Termination of Awards. The Compensation Committee may cancel any awards if, without the Company's prior written consent, the participant (1) within 18 months after the date such participant terminates employment with the Company, renders services for an organization, or engages in a business, that is (in the judgment of the Compensation Committee) in competition with the Company, or (2) discloses to anyone outside of Invacare, or uses for any purpose other than Invacare's business, any confidential information relating to the Company. In addition, the Compensation Committee may, subject to certain conditions in the 2003 Plan and in its discretion, require the participant to return the economic value of any award that the participant realized or obtained prior to and after such participant engaged in any of the above activities.

Amendment of Awards. The Compensation Committee may, in its discretion, amend the terms of any award under the 2003 Plan, including to waive, in whole or in part, any restrictions or conditions applicable to, or to accelerate the vesting of, any award. This authority is subject to certain restrictions. In particular, the Compensation Committee may not amend an award in a manner that impairs the rights of any participant without his or her consent, or to reprice any stock options or stock appreciation rights at a lower exercise price, unless in accordance with an adjustment in the context of certain transactions described above.

In addition, in the event of a change in control of the Company, as defined in the 2003 Plan, unless the Board of Directors determines otherwise, (1) all outstanding stock options and stock appreciation rights will become fully exercisable, and (2) all restrictions and conditions applicable to restricted stock and other awards exercisable for common shares of the Company will be deemed to have been satisfied. Any other determination by the Board of Directors that is made after the occurrence of the change in control will not be effective unless a majority of the Directors then in office are "continuing directors" and the determination is approved by a majority of the "continuing directors" for this purpose (or is approved by a committee comprised solely of such "continuing directors"). "Continuing directors" are Directors who were in office prior to the change in control or were recommended or elected to succeed "continuing directors" by a majority of the "continuing directors" then in office (or by a committee comprised solely of such "continuing directors" then in office).

If the Board of Directors or any appropriate committee has determined that any fraud or intentional misconduct by a participant in the 2003 Plan was a significant contributing factor to the Company having to restate all or a portion of its financial statement(s), the Board or committee may take, in its discretion, such actions as it deems necessary to remedy the misconduct and prevent its recurrence. In determining what remedies to pursue, the Board or committee will take into account all relevant factors, including whether the restatement was the result of fraud or intentional misconduct. The Board may, to the extent permitted by applicable law, in all appropriate cases, require forfeiture of any equity compensation awarded to the participant for any fiscal period commencing on or after January 1, 2008

if and to the extent that (1) the amount awarded was calculated, or the vesting of the award was, based upon the achievement of certain financial results that were subsequently reduced due to a restatement, (2) the participant engaged in any fraud or intentional misconduct that significantly contributed to the need for the restatement, and (3) the amount or vesting of the equity compensation award that would have been awarded to the participant had the financial results been properly reported would have been lower than the amount actually awarded. In addition, the Board may terminate the participant's employment, authorize legal action, or take such other action to enforce the participant's obligations to the Company as it may deem appropriate in view of all the facts surrounding the particular case.

The above description highlights certain terms and conditions applicable to the restricted stock and option awards set forth in the Grants of Plan-Based Awards Table above. This summary is not a complete description of the 2003 Plan and is qualified in its entirety by reference to the 2003 Plan, and to the form of Stock Option Agreement under the 2003 Plan and the form of Restricted Stock Agreement under the 2003 Plan, which are included as Exhibits 10(y) and 10(x), respectively, to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

Executive Incentive Bonus Plan

The Executive Incentive Bonus Plan was unanimously approved and adopted by the Compensation Committee as of March 2, 2005 and was approved and adopted by the shareholders of the Company on May 25, 2005. See the Compensation Discussion and Analysis for a discussion of awards under the Executive Incentive Bonus Plan during 2009. Please also see the discussion under Proposal 3 in this Proxy Statement for a description of the material terms of the Executive Incentive Bonus Plan.

Outstanding Equity Awards at December 31, 2009

The following table shows, for the Named Executive Officers, outstanding equity awards held by such officers at December 31, 2009.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
A. Malachi Mixon, III	250,000			$23.4375	3/6/10				
	141,300			$25.1250	8/24/10				
	112,800			$ 33.50	10/31/11				
	122,400			$ 36.40	8/21/12				
	137,900			$ 37.70	8/20/13				
	142,000			$ 44.30	8/24/14				
	120,800			$ 41.87	9/8/15				
						3,732(1)	$ 93,076		
						8,800(2)	$ 219,472		
	66,075	22,025(3)		$ 22.66	8/23/16				
						17,600(4)	$ 438,944		
	44,050	44,050(5)		$ 23.71	8/22/17				
						31,950(6)	$ 796,833		
	27,125	81,375(7)		$ 25.79	8/20/18				
						44,540(8)	$1,110,828		
		146,500(9)		$ 20.48	8/19/19				
Gerald B. Blouch	63,300			$25.1250	8/24/10				
	50,600			$ 33.50	10/31/11				
	55,000			$ 36.40	8/21/12				
	58,700			$ 37.70	8/20/13				
	56,300			$ 44.30	8/24/14				
	45,400			$ 41.87	9/8/15				
						2,309(1)	$ 57,586		
						3,550(2)	$ 88,537		
	26,625	8,875(3)		$ 22.66	8/23/16				
						7,100(4)	$ 177,074		
	17,750	17,750(5)		$ 23.71	8/22/17				
						11,175(6)	$ 278,705		
	9,500	28,500(7)		$ 25.79	8/20/18				
						17,440(8)	$ 434,954		
		55,500(9)		$ 20.48	8/19/19				
Robert K. Gudbranson ...	6,875	20.625(10)		$ 22.38	4/1/18				
	5,575	16,725(7)		$ 25.79	8/20/18				
						1,875(11)	$ 46,763		
						6,600(6)	$ 164,604		
		30,500(9)		$ 20.48	8/19/19				
						8,900(8)	$ 221,966		

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Joseph B. Richey, II	21,000			$25.1250	8/24/10				
	15,800			$ 33.50	10/31/11				
	17,000			$ 36.40	8/21/12				
	15,400			$ 37.70	8/20/13				
	25,900			$ 44.30	8/24/14				
	22,400			$ 41.87	9/8/15				
						900(2)	$ 22,446		
	6,750	2,250(3)		$ 22.66	8/23/16				
						1,800(4)	$ 44,892		
	4,500	4,500(5)		$ 23.71	8/22/17				
						3,600(6)	$ 89,784		
	3,025	9,075(7)		$ 25.79	8/20/18				
						4,800(8)	$119,712		
		16,500(9)		$ 20.48	8/19/19				
Louis F.J. Slangen	21,000			$25.1250	8/24/10				
	20,000			$ 33.50	10/31/11				
	21,800			$ 36.40	8/21/12				
	21,500			$ 37.70	8/20/13				
	25,900			$ 44.30	8/24/14				
	22,400			$ 41.87	9/8/15				
						900(2)	$ 22,446		
	6,750	2,250(3)		$ 22.66	8/23/16				
						1,800(4)	$ 44,892		
	4,500	4,500(5)		$ 23.71	8/22/17				
						3,600(6)	$ 89,784		
	3,025	9,075(7)		$ 25.79	8/20/18				
						5,360(8)	$133,678		
		16,500(9)		$ 20.48	8/19/19				

(1) These restricted shares vest on May 1, 2010.

(2) These restricted shares vest on November 15, 2010.

(3) These stock options become exercisable in 25% increments over four years commencing September 30, 2007.

(4) These restricted shares vest in approximate 1/3 increments over three years starting November 15, 2009.

(5) These stock options become exercisable in 25% increments over four years commencing September 30, 2008.

(6) These restricted shares vest in 25% increments over four years commencing November 15, 2009.

(7) These stock options become exercisable in 25% increments over four years commencing September 30, 2009.

(8) These restricted shares vest in 25% increments over four years commencing November 15, 2010.

(9) These stock options become exercisable in 25% increments over four years commencing September 30, 2010.

(10) These stock options become exercisable in 25% increments over four years commencing March 31, 2009.

(11) These restricted shares vest in 25% increments over four years commencing May 15, 2009.

Option Exercises and Stock Vested During Fiscal Year 2009

The following table shows, for the Named Executive Officers, information regarding each exercise of a stock option and each vesting of restricted stock during 2009.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
A. Malachi Mixon, III	176,600	252,980	2,711	$ 40,963
			3,732	$ 56,391
			8,800	$ 209,440
			8,800	$ 209,440
			10,650	$ 253,470
Gerald B. Blouch	175,300	281,117	1,678	$ 25,355
			2,309	$ 34,904
			3,550	$ 84,490
			3,550	$ 84,490
			3,725	$ 88,655
Robert K. Gudbranson	—	—	2,200	$ 52,360
			625	$ 10,031
Joseph B. Richey, II	25,500	41,374	900	$ 21,420
			900	$ 21,420
			1,200	$ 28,560
Louis F.J. Slangen	—	—	900	$ 21,420
			900	$ 21,420
			1,200	$ 28,560

Pension Benefits for Fiscal Year 2009

The following table presents certain information for each of the Named Executive Officers with respect to the SERP.

Name	Plan Name(1)	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)(2)	Payments During Last Fiscal Year ($)(3)
A. Malachi Mixon, III	SERP	29	10,240,350(4)	—
Gerald B. Blouch	SERP	18	4,972,959	93,839
Robert K. Gudbranson	SERP	6(5)	538,369	—
Joseph B. Richey, II	SERP	25	1,533,513	—
Louis F.J. Slangen	SERP	22	2,250,882	—

(1) The SERP is the Company's original Supplemental Executive Retirement Plan, as amended and restated into a cash balance plan which is intended to work in tandem with the original plan to operate effectively as one plan, as further described below under Supplemental Executive Retirement Plan (collectively, the "SERP").

(2) This column presents the actuarial present value of each officer's accumulated benefit under the SERP, computed as of the same pension plan measurement date used for financial statement reporting purposes. For purposes of this calculation, (i) Named Executive Officers are assumed to

have worked until the normal retirement age as defined in the SERP, which is the attainment of age 65 and (ii) Messrs. Mixon and Richey are assumed to have retired at December 31, 2009, at ages 69 and 73, respectively.

(3) Payments during the last fiscal year are equal to taxable distributions made from the executive's account balance under the plan to cover his or her FICA tax obligations due on the vested accrued benefit obligations as of December 31, 2008, and the related income tax on such distributions.

(4) In recognition of Mr. Mixon's successful completion of management succession planning and his past contributions to the Company, in 2000, the Compensation Committee waived the "Company contribution offset" to his SERP balance.

(5) In consideration of his joining the Company in 2008, Mr. Gudbranson was credited with five years of service under the SERP.

Supplemental Executive Retirement Plan

In 1995, the Company established the SERP for certain executive officers to supplement other savings plans offered by the Company so as to provide a specific level of replacement compensation for retirement. In order to comply with Section 409A of the Code, the Supplemental Executive Retirement Plan has been amended and restated, effective as of December 31, 2008, as the Invacare Corporation Cash Balance Supplemental Executive Retirement Plan, which is referred to in this proxy statement as the "SERP."

Prior to amendment, the SERP provided for an annual benefit equal to 50% of a participant's annual base salary and target bonus on the April 1 immediately preceding or coincident with the date of termination. The benefit was reduced if the participant had less than 15 years of service with the Company. As amended, the SERP provides a benefit stated as a hypothetical account balance. Current participants, who were participants in the SERP prior to amendment, receive annual credits in the amount and for a maximum number of years as specified in their participation agreements. For such participants, the annual credits, together with annual interest credits, are currently intended by the Compensation Committee to result in a benefit at normal retirement age that is substantially equivalent to the benefit that would have been provided at normal retirement age under the SERP prior to amendment. Future participants will receive annual credits that are a specified percentage (ranging from 8% to 35%, based on age at date of entry) of their annual base salary and target bonus for each year of employment, plus annual interest credits. The annual credits for such participants will not be made for any year in which the participant's account balance at June 30 is equal to or greater than 3.65 times that year's base salary and target bonus.

Normal retirement age is age 65 or attainment of age 62 with 15 years of service with the Company. Annual interest credits will continue as long as the participant retains an account under the SERP. The interest crediting rate currently is set at 6% per year, compounded annually, but may be changed from time to time by the Compensation Committee. A participant will vest in his benefit in 20% increments over 5 years; however, payment of a participant's benefit generally will be made no earlier than normal retirement age, even if a participant terminates employment with a vested benefit prior to reaching normal retirement age. Also, retirement benefits generally are delayed until at least the later of the seventh month or the January after termination of employment. Upon entry into the SERP, a participant can make an election to receive his benefit, when it is ultimately paid, either in the form of a lump sum payment or in annual installments over a period not to exceed 25 years.

Notwithstanding the foregoing, if a participant's employment is terminated within two years following a "change in control" (as such term is defined in the SERP), the participant's account will become fully vested. In addition, his or her account will be credited with such additional amount as is necessary to bring the balance of the account to an amount equal to 3.65 times the greater of base

salary plus target bonus for the year of termination or the preceding year, discounted from normal retirement age to the date of termination of employment (if earlier) at a rate of 6% compounded annually. Payment of the benefit to such participant shall be made six months after termination of employment. Furthermore, if a participant dies prior to distribution of his or her benefits, a lump sum payment of the greater of his account balance or his base salary and target bonus at the time of death will be paid to his beneficiary within 30 days after death. If a participant's employment is terminated by reason of "disability" (as defined in the SERP), the participant will be entitled to an enhanced retirement benefit of not less than 3.65 times base salary plus target bonus, prorated for less than 15 years of service.

The SERP is a nonqualified plan and, thus, the benefits accrued under this plan would be subject to the claims of the Company's general creditors if the Company were to file for bankruptcy. The benefits will be paid (1) from an irrevocable grantor trust which has been partially funded from the Company's general funds and/or (2) directly from the Company's general funds.

Nonqualified Deferred Compensation for Fiscal Year 2009

The following table presents information for each of the Named Executive Officers regarding contributions, earnings, withdrawals and balances under the DC Plus Plan.

Name	Executive Contributions in 2009 ($)(1)	Company Contributions in 2009 ($)(2)	Aggregate Earnings in 2009 ($)(3)	Aggregate Withdrawals/ Distributions ($)(4)	Aggregate Balance at December 31, 2009 ($)(5)
A. Malachi Mixon, III	55,300	78,243	(710)	(1,700)	736,220
Gerald B. Blouch	27,760	47,854	192,688	(22,307)	1,029,376
Robert K. Gudbranson	—	10,713	—	—	10,712
Joseph B. Richey, II	—	20,650	15,474	(12,405)	84,914
Louis F.J. Slangen	11,940	17,961	260,218	(17,430)	1,627,769

(1) The amounts reported in this column represent the portion of the officer's salary and/or bonus, as reported in the "Salary" and "Non-Equity Incentive Plan Compensation" columns of the Summary Compensation Table, that was deferred into the plan.

(2) The amounts reported in this column have been included with respect to each officer in the "All Other Compensation" column of the Summary Compensation Table above, as described in footnotes (7), (8), (10), (11), (12) and (13) to that Table.

(3) No portion of the amounts reported in this column that represent accrued interest has been included in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the Summary Compensation Table, since none of the amounts reported in this column represent above-market or preferential interest or earnings accrued on the applicable plan. Please see the discussion below under DC Plus Plan for a description of how earnings under the plan are calculated.

(4) The distributions shown for each of Messrs. Mixon, Blouch, Richey and Slangen reflect a transfer to the officer's account under the tax-qualified Invacare Retirement Savings Plan up to the amount allowed by IRS limitations, pursuant to the terms of the DC Plus Plan. The remaining amount of the distributions shown for Messrs. Blouch, Richey and Slangen reflect their election during 2009 to withdraw a portion of the balance of their accounts pursuant to the terms of the plan.

(5) Other than Company contributions (and the earnings thereon) made by the Company on behalf of each Named Executive Officer, the account balances shown in this column are solely attributable to deferrals by the Named Executive Officers of previously earned compensation and the earnings on these amounts.

DC Plus Plan

The DC Plus Plan is a non-qualified contributory savings plan for highly compensated employees. The program is offered to allow participants to defer compensation above the amount allowed in the Invacare Retirement Savings Plan, the Company's qualified retirement plan, and to provide participants with additional pre-tax savings opportunities. The DC Plus Plan is the successor to a prior non-qualified plan, the 401(k) Plus Plan. In 2004, the Company froze what was originally established as the 401(k) Plus Plan and prohibited further deferrals and contributions to that plan for compensation earned after December 31, 2004. It then adopted the DC Plus Plan, effective January 1, 2005, in order to address the requirements of Section 409A of the Code. All benefits of the participants earned and vested in the 401(k) Plus Plan as of December 31, 2004 remain preserved under and subject to the existing plan provisions. These plans are referred to in this proxy statement collectively as the "DC Plus Plan."

The DC Plus Plan allows participants to defer all or any portion of their annual cash bonus compensation and up to 50% of their salary into the plan. The Company has the discretion to provide matching contribution credits on amounts deferred of up to an annual maximum of 2% of salary, in accordance with the matching contribution percentage formula provided under the Retirement Savings Plan, and reduced by the matching contributions under that plan. The Company also has the discretion to provide for quarterly contribution credits in accordance with the quarterly contribution formula under the Retirement Savings Plan, of up to 4% of salary in excess of the qualified plan compensation limit. Participants may allocate contributions among an array of funds representing a full range of risk/return profiles, including Company common shares reflected in phantom share units. Employee deferrals and contributions by the Company for the benefit of each employee are credited with earnings, gains or losses based on the performance of investment funds selected by the employee. Earnings under the DC Plus Plan in 2009 were based on the following underlying funds, which had the following annual returns in 2009: Pacific Select Money Market, 0.17%; PIMCO Managed Bond, 21.01%; PIMCO Inflation Managed Bond, 20.80%; T Rowe Price Equity Series, Inc. Equity Income II, 25.25%; Pacific Select Equity Index (BlackRock), 26.36%; Pacific Select American Growth, 38.86%; Pacific Select Mid-Cap Equity, 39.65%; Pacific Select Mid-Cap Growth, 59.33%; Pacific Select Small Cap Value, 27.18%; Pacific Select Small Cap Growth, 47.44%; Pacific Select International Value, 28.00%; Pacific Select International Large Cap, 33.61%; and Invacare common shares, 61.10%. This array of funds is comparable to the array of funds offered for investment under the Invacare Retirement Savings Plan. Participants do not have any direct interest in or ownership of the funds. Participant's contributions are always 100% vested and employer contributions vest according to a five year graduated scale. Distributions under the DC Plus Plan may be made only upon termination of the participant's employment, death, or hardship, or at a time certain specified by the participant at the time of deferral in accordance with the terms of the plan. In contrast, amounts held under the original 401(k) Plus Plan may still be distributed at any time at the election of the participant, subject to the forfeiture by the participant of 5% of the amount distributed. All distributions under the DC Plus Plan are in the form of cash. Distributions due to termination of employment are made approximately 90 days after termination of employment (or the seventh month after termination of employment in the case of key employees (as that term is defined in the Code)). Distributions are paid in the form of a lump sum, except that a participant may elect to have payment made in installments over a period of up to 15 years if termination occurs after retirement age (age 55 with 10 years of service) and the account is over a minimum amount. Elections to participate in the DC Plus Plan must be made by the employee in accordance with the requirements of the plan and applicable law.

Other Potential Post-Employment Compensation

Severance and Change of Control Benefits

Upon termination of employment for certain reasons (other than a termination following a change of control of the Company) severance benefits may be paid to the Named Executive Officers. The

severance benefits payable to Mr. Blouch are addressed in his Severance Protection Agreement, discussed below, and the severance benefits payable to Messrs. Gudbranson, Richey and Slangen are addressed in the description of each of their respective letter agreements below. Mr. Mixon is not covered under a general severance agreement, but is entitled to receive benefits under a change of control agreement (discussed below under Change of Control Agreements) like all of the other Named Executive Officers and under a Chairman and CEO Retirement Program (discussed below under Chairman and CEO Retirement Program).

Severance Protection Agreement

In 2002, the Company entered into a Severance Protection Agreement with Mr. Blouch. Under the terms of the agreement, if Mr. Blouch's employment is terminated by reason of death or disability, by the Company for cause (as defined in the agreement) or by Mr. Blouch other than for good reason (as defined in the agreement), he or his estate is entitled to receive payment of any compensation and benefits accrued but unpaid at the time of such termination. If Mr. Blouch's employment is terminated by the Company other than for cause or by Mr. Blouch for good reason (but not due to death or disability), he then is entitled to receive the following benefits:

- compensation equal to three times the amount of his then applicable annual base salary, to be paid in a lump sum no later than six months and a day following termination or, if earlier, by the 15th day of the third month following the calendar year in which termination occurred ("Short-term Date");
- 75% of his target bonus for the year in which employment ends, to be paid in a lump sum no later than the Short-term Date;
- any then-outstanding stock option grant or stock award shall immediately vest in full as of the date of termination of employment; and
- the exercise period of any unexercised stock option shall be extended until two years after the date of termination of employment (unless the option expires earlier by its terms). In addition, Mr. Blouch may exercise all options by means of a cashless exercise program, so long as (a) the program is permitted under applicable law, and (b) the Company is not required to recognize additional compensation expense as a result of the exercise.

In accordance with the terms described above, assuming that Mr. Blouch's employment with the Company was terminated by the Company other than for cause or by Mr. Blouch for good reason (but not due to death or disability) as of December 31, 2009, the amounts and/or values of the benefits he would be entitled to receive are as follows: (1) $2,082,000 in respect of three times his applicable base salary; (2) $494,475 in respect of 75% of his applicable target bonus; and (3) $1,752,164 in respect of the present value of acceleration of vesting of outstanding unvested stock option grants and restricted stock awards and of the extension of the exercise periods of outstanding unexercised stock options, for a total of $4,328,639. The agreement also provides that, if applicable, Mr. Blouch would be entitled to a lump sum payment as necessary to "gross up," on an after-tax basis, Mr. Blouch's compensation for all excise taxes and any penalties and interest imposed by Section 4999 of the Code.

The agreement contains provisions which restrict Mr. Blouch's ability to engage in any business that is competitive with the Company's business, or to solicit Company employees, customers or suppliers for a period of two years following the date of termination of his employment or two years after the last payment due to Mr. Blouch pursuant to the severance provisions described above, whichever is later. The agreement also contains provisions requiring Mr. Blouch to maintain the confidentiality of non-public Company information during and after his employment and to assign to the Company any rights that he may have in any intellectual property developed in the course of his employment. The agreement will automatically terminate upon a change in control (as defined in the agreement).

Other Severance Arrangements

The Company has entered into letter agreements with each of Messrs. Gudbranson, Richey and Slangen which provide that, upon a termination of employment other than by the Company for cause, each executive will be entitled to continuation of his then-applicable base salary for one year, to receive a pro rata portion of his target bonus for the year in which his employment ends based on the date of termination, and to continuation of health insurance benefits until the earlier of the end of the severance period or such time as he obtains employment that provides such coverage.

In accordance with the terms described above, assuming that the employment of each of Messrs. Gudbranson, Richey and Slangen was terminated by the Company other than for cause as of December 31, 2009, and assuming that these individuals were not entitled to benefits under their change of control agreements, the amounts and/or values of the benefits they each would be entitled to receive are as follows: (1) Mr. Gudbranson would be entitled to $338,500 in respect of the continuation of his current base salary for one year, $253,875 in respect of his target bonus for the year and $15,757 in respect of the continuation of his current health insurance benefits for one year, for a total of $608,132; (2) Mr. Richey would be entitled to $435,000 in respect of the continuation of his current base salary for one year, $326,250 in respect of his target bonus for the year and $5,548 in respect of the continuation of his current health insurance benefits for one year, for a total of $766,798; and (3) Mr. Slangen would be entitled to $398,000 in respect of the continuation of his current base salary for one year, $298,500 in respect of his target bonus for the year and $10,196 in respect of the continuation of his current health insurance benefits for one year, for a total of $706,696.

The Company also has entered into a technical information and non-competition agreement with each of Messrs. Gudbranson, Richey and Slangen which contain provisions requiring each executive to maintain the confidentiality of non-public Company information during and after his employment and to assign to the Company any rights that he may have in any intellectual property developed in the course of his employment. The agreements also contain provisions which restrict each executive's ability to engage in any business that is competitive with the Company's business, or to solicit Company employees, customers or suppliers for a period of three years following the date of termination of his employment; provided that, if the executive is unable to obtain employment consistent with his training and education solely because of the non-competition provisions of the agreement, the provisions will be effective only for so long as the Company makes monthly payments to the executive equal to his monthly base salary at the time of termination of his employment with the Company (including payment of premiums for health and life insurance as generally provided to the Company's employees).

Change of Control Agreements

The Company has entered into change of control agreements with its executive officers, including each of the Named Executive Officers. The agreements continue through December 31 of each year and are automatically extended in one-year increments unless the Company gives prior notice of termination at least one year in advance. These agreements are intended to ensure the continuity of management and the continued dedication of the executives during any period of uncertainty caused by the possible threat of a takeover. Except for the payments described in the next paragraph, Invacare's change of control agreements are so-called "double trigger" agreements in that they do not provide for benefits unless there is both a change of control of the Company and an executive is terminated without cause (as defined in the agreement) or resigns for good reason (as defined in the agreement) within three years after the change of control.

In the event that there is a change of control of the Company (as defined in the agreement), then on the first anniversary of the change of control, each covered executive (a) who is still employed by

the Company, (b) whose employment was involuntarily terminated after the Change in Control for any reason other than cause (as defined in the agreement), death or disability, or (c) who terminated employment for good reason (as defined in the agreement) is entitled to receive a payment equal to the sum of (x) the highest annual base salary paid by the Company to the executive since the effective date of the agreement; and (y) the higher of the executive's target bonus in the year in which the change of control occurs or the target bonus in the preceding year (such sum being hereinafter referred to as "Base Compensation"). Assuming a change of control of the Company as of December 31, 2009, if each of the Named Executive Officers was entitled to the payment equal to his Base Compensation described in this paragraph, he would be entitled to receive the following: (1) Mr. Mixon: $2,212,000; (2) Mr. Blouch: $1,353,300; (3) Mr. Gudbranson: $592,375; (4) Mr. Richey: $761,250; and (5) Mr. Slangen: $696,500.

In addition, if the executive is terminated without cause (as defined in the agreement) or resigns for good reason (as defined in the agreement) at any time during the three year period following a change of control under the conditions set forth in the agreements, the executive will receive, in addition to accrued but unpaid salary, bonus and vacation pay, the following:

- a lump sum amount equal to two times the executive's Base Compensation;
- a lump sum amount equal to three times the greatest contribution made by the Company to each of the Invacare Retirement Savings Plan and the DC Plus Plan on behalf of the executive for any year in the three years prior to the change of control, as well as a lump sum payment equal to the unvested portion of the executive's account under the Invacare Retirement Savings Plan;
- a lump sum amount equal to the sum of the contributions and interest that were scheduled to be added to the executive's account under the SERP during the three year period immediately following the date of termination of employment if the executive had continued to be employed by the Company for three years after termination of employment, as reflected in the executive's participation agreement under the SERP;
- continuing coverage under the Company's health, life and disability insurance programs (including those available only to executives and those generally available to employees of the Company) for three years after termination of employment; and
- a lump sum payment as necessary to "gross up," on an after-tax basis, the executive's compensation for all excise taxes and any penalties and interest imposed by Sections 4999 and 409A of the Code.

The Company's equity compensation plans, the 401(k) Plus Plan and the DC Plus Plan provide for the following upon a change in control:

- accelerated vesting of all outstanding unvested stock options, so that all options become exercisable in full;
- accelerated vesting of all outstanding restricted stock; and
- immediate vesting of the executive's rights under the 401(k) Plus Plan and the DC Plus Plan.

The change in control agreements also provide for these benefits if the executive is terminated without cause or resigns for good reason within three years after the change in control. Accordingly, the executive would receive the accelerated vesting of these benefits under the change in control agreements upon a qualifying termination of employment if they were not otherwise provided for under the plans at the time of the change of control, as a result of the Board determining not to accelerate vesting or due to an amendment in the terms of the plans. The change in control agreements further provide that all vested options will continue to be exercisable for two years after termination (unless the

option earlier expires by its terms). Finally, the change in control agreements generally provide that the agreements will automatically terminate upon a termination of employment prior to a change in control. However, if an executive is involuntarily terminated or terminates employment for good reason (as defined in the agreement) within the six months before, and primarily in anticipation of, a change in control, then effective as of the date of the change in control, the executive will be vested in and entitled to receive the same benefits to which he would have been entitled to if his termination of employment had occurred after the change in control.

The table below reflects the approximate amounts that would be payable to each Named Executive Officer under the individual change of control agreements assuming that the change of control occurred at December 31, 2009 and that such executive's employment was terminated in a manner triggering payment of the above benefits, including a gross-up for certain taxes in the event that any payments made in connection with a change in control would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, and assuming that no payments would be subject to excise tax or penalties imposed by Section 409A of the Internal Revenue Code.

Name	Lump Sum Severance Amount(1)	Continuing Benefit Plan Coverage(2)	Early Vesting of Stock Options(3)	Early Vesting of Restricted Stock(3)	DBO Plan Coverage(4)	Estimated Tax Gross Up(5)	Total
A. Malachi Mixon, III	$7,645,602	$65,220	$186,547	$626,720	$ —	$ —	$8,524,089
Gerald B. Blouch	$5,283,461	$64,855	$ 71,596	$362,512	$1,353,300	$2,251,556	$9,387,280
Robert K. Gudbranson	$2,281,590	$66,759	$ 49,539	$114,632	$ 592,375	$1,233,721	$4,338,616
Joseph B. Richey, II	$2,513,758	$22,727	$ 20,967	$ 67,620	$ 761,250	$ —	$3,386,322
Louis F. J. Slangen	$2,896,357	$60,291	$ 20,902	$ 70,884	$ 696,500	$1,327,773	$5,072,707

(1) This amount is comprised of (i) a lump sum amount equal to the executive's retention payment (which is equal to his Base Compensation) plus an additional amount equal to two times the executive's Base Compensation (which is $6,636,000 for Mr. Mixon, $4,059,900 for Mr. Blouch, $1,777,125 for Mr. Gudbranson, $2,283,750 for Mr. Richey and $2,089,500 for Mr. Slangen); (ii) a lump sum amount equal to three times the greatest contribution made by the Company on behalf of the executive for any year in the three years prior to the change of control to (A) the Invacare Retirement Savings Plan (which is $44,100 for Messrs. Mixon, Blouch, Richey, Slangen and Gudbranson), (B) the DC Plus Plan (which is $351,081 for Mr. Mixon, $202,266 for Mr. Blouch, $32,139 for Mr. Gudbranson, $93,897 for Mr. Richey and $84,342 for Mr. Slangen), and (iii) a lump sum amount equal to the sum of the contributions and credited interest which were scheduled to be added to the executive's account under the SERP during the three year period following the change of control if the executive had continued in the employ of the Company through the third anniversary of the change of control (which is $614,421 for Mr. Mixon, $977,195 for Mr. Blouch, $428,226 for Mr. Gudbranson, $92,011 for Mr. Richey and $678,415 for Mr. Slangen).

(2) This amount represents the present value of continuing coverage under the Company's health, life and disability insurance programs (including those available only to executives and those generally available to employees of the Company) for three years following the date of termination.

(3) These awards would become vested and the amount shown represents the present value of the acceleration of vesting under Section 4999 of the Internal Revenue Code. The early vesting of stock options would provide no present value as all such stock options are exercisable at exercise prices that are above the closing market price of the Company's common shares as of December 31, 2009.

(4) The amounts in this column are amounts that would be payable to beneficiaries of the Named Executive Officers under the Company's Death Benefit Only Plan if the executive subsequently died following a termination of his employment after a change of control on December 31, 2009. See "Retirement and Other Post-Termination Benefits — Death Benefit Only Plan" below.

(5) The estimated tax gross-up is calculated assuming that a change of control of the Company and termination of the executive's employment occurred at December 31, 2009 and assuming that none of the payments made pursuant to the change of control agreements were made in consideration of past services.

Retirement and Other Post-Termination Benefits

The Company maintains other plans and arrangements with its Named Executive Officers which provide for post-employment benefits upon the retirement or death of the executives, as further described below.

Retirement Plans

The Company's Named Executive Officers are eligible to participate in the SERP and the DC Plus Plan. The SERP and the present value of the accumulated benefits of each Named Executive Officer under the SERP are described elsewhere in this proxy statement under the Pension Benefits Table. The DC Plus Plan and the aggregate account balance of each Named Executive Officer under the plan are described elsewhere in this proxy statement under the Non-Qualified Deferred Compensation Table.

Death Benefit Only Plan

The Company maintains a Death Benefit Only Plan ("DBO Plan") for its senior executives other than the CEO. By participating in the DBO Plan, an executive agrees to limit his or her coverage under the Company's other group life insurance plans to a maximum of $50,000. Under the DBO Plan, subject to certain limitations, if a participant dies while employed by the Company, his or her designated beneficiary shall receive a benefit equal to three times the executive's highest annual base salary plus target bonus as in effect on the April 1st preceding or coincident with his or her death. If a participant dies after attaining age 65 or after his or her employment with the Company is otherwise terminated following a change of control of the Company, a payment equal to his highest annual base salary plus target bonus as in effect on the April 1st preceding or coincident with such event will be payable on behalf of the participant. The Company may, in its discretion, pay an additional amount in order to "gross up" the participant for some or all of the income taxes that may result from the benefits described above. With respect to each Named Executive Officer, if the executive had died on December 31, 2009, the following amounts would have been payable on an after-tax basis under the DBO Plan: (1) $4,059,900 to the beneficiaries of Mr. Blouch; (2) $761,250 to the beneficiaries of Mr. Richey (who is over age 65); (3) $2,089,500 to the beneficiaries of Mr. Slangen; and (4) $1,777,125 to the beneficiaries of Mr. Gudbranson. Upon a change of control of the Company, the Company's obligations under the DBO Plan will be binding on any successor to the Company and the foregoing benefits would be payable to a participant under the DBO Plan in accordance with the terms described above upon the death of the participant following the change of control.

Chairman and CEO Retirement Program

In March 2000, the Company established a retirement program for Mr. Mixon. Under the program, upon his retirement, Mr. Mixon is to be provided with a spending account of $200,000 per year for each of the five years following retirement for reimbursement of office and clerical support, financial and legal planning and other reasonable expenses incurred in an ongoing role as consultant to the Company. If, at the end of any year, any amounts remain in such account, the remaining amounts are to be paid to Mr. Mixon or his beneficiaries. The program further provides that, for each of the five years following his retirement, Mr. Mixon will be reimbursed for the cost of private or first class airfare of up to a maximum of $30,000 per year, the cost of home security expenses of up to $2,000 per year

and the annual premium cost for medical insurance for Mr. Mixon and his spouse that is substantially similar to that maintained by the Company on his behalf prior to his retirement. In addition, during the five years after his retirement, Mr. Mixon will continue to be eligible to participate, at the Company's cost, in such personal umbrella insurance coverage and medical check-up benefit plans as may be maintained by the Company for its senior executives. The program will terminate on the earlier of the fifth anniversary of Mr. Mixon's retirement from the Company or a change of control of the Company as defined under the Change of Control Agreements described above. The Company estimates that, assuming that Mr. Mixon retired from the Company at December 31, 2009, the total amount payable to Mr. Mixon in connection with the foregoing benefits over the five-year period following retirement would be equal to approximately $1,303,080.

Compensation of Directors

Non-employee directors were paid a $40,000 annual retainer in 2009, $2,000 per Board meeting attended and $1,500 per committee meeting attended, or $2,000 per committee meeting for the committee chairperson. If the Board or a committee meets via teleconference, the directors attending the meeting receive one-half of the normal Board or committee meeting attendance fee. The Company's Lead Director received an additional annual retainer of $10,000 in 2009. In 2009, the Chairman of the Audit Committee received an additional annual retainer of $5,000 and the Chairman of the Compensation Committee received an additional annual retainer of $2,500. Upon joining the Board of Directors, a newly-elected director receives a one-time grant of stock options to purchase a number of shares equal to $150,000 divided by the market price of Invacare common shares on the date of grant, vesting over a four-year term. All non-employee directors have historically received annual stock option grants vesting over a four-year term. In 2009, the Compensation Committee determined to grant the non-employee directors restricted stock awards, vesting over a four year term, in lieu of annual stock option grants. In August, 2009, each non-employee director was granted a restricted stock award of 2,800 shares. The Compensation Committee, consistent with its approach in determining the value of long-term equity compensation awards granted to the Named Executive Officers, determined to reduce the value of the annual equity compensation awards granted to the non-employee directors by 15% to 20% as compared to the value of the awards granted to those directors in 2008, based on the economic downturn and decline in the Company's stock price that occurred since the granting of awards in 2008.

Directors are eligible to defer compensation payable by the Company for their services as a director into discounted stock options granted under the 2003 Plan, exercisable at 75% of market value on the date of grant. Of the amounts reflected in the "Fees Earned or Paid in Cash" column in the table below, Mr. Boland deferred $39,750, Mr. Delaney deferred $5,250, and Mr. Weber deferred $37,500 of their 2009 compensation and, as a result, each was issued stock options on December 11, 2008 with an exercise price per share discounted 25% from the closing price per share of the Company's common shares as quoted on the New York Stock Exchange on that date.

2009 Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total
James C. Boland	77,500(3)	57,344	63,650(4)	—	—	—	198,494
Michael F. Delaney	52,500(5)	57,344	8,432(6)	—	—	—	118,276
C. Martin Harris, M.D.	52,500(7)	57,344	—(8)	—	—	—	109,844
Bernadine P. Healy, M.D.	56,500(9)	57,344	—(10)	—	—	—	113,844
Dale C. LaPorte	51,000(11)	57,344	47,855(12)	—	—	—	156,199
John R. Kasich	51,500(13)	57,344	—(14)	—	—	—	108,884
Dan T. Moore, III	57,750(15)	57,344	—(16)	—	—	—	115,094
William M. Weber	71,000(17)	57,344	—(18)	—	—	3,960(19)	132,304
General James L. Jones	1,125(20)	—	—	—	—	—	1,125

(1) The values reported in this column represent the dollar amount of expense, calculated in accordance with ASC 718, *Compensation — Stock Compensation,* to be recognized for financial statement purposes over the respective vesting periods with respect to all restricted stock awarded to each director during 2009. For a summary of the terms of these awards, see the Grants of Plan-Based Awards Table that follows. For a description of the assumptions made in computing the values reported in this column, see "Shareholders' Equity Transactions" in the Notes to Consolidated Financial Statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009

(2) The values reported in this column represent the dollar amount of expense, calculated in accordance with ASC 718, *Compensation — Stock Compensation,* to be recognized for financial statement purposes over the respective vesting periods with respect to all stock options awarded to each director during 2009. For a summary of the terms of these awards, see the Grants of Plan-Based Awards Table that follows. For a description of the assumptions made in computing the values reported in this column, see "Shareholders' Equity Transactions" in the Notes to Consolidated Financial Statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

(3) The fees to Mr. Boland include a $40,000 retainer, a $10,000 additional retainer for his service as Lead Director, a $2,500 additional retainer for his service as Chairman of the Compensation and Management Development Committee, $8,000 for attendance at four Board meetings, $6,000 for attendance at three meetings of the Compensation and Management Development Committee (as committee chairperson), $2,000 for attendance at one meeting of the Governance Committee (as committee chairperson), $6,000 for attendance at four meetings of the Audit Committee and $3,000 for attendance at four teleconference meetings of the Audit Committee. Mr. Boland deferred certain of his 2009 director fees, as further described above.

(4) As of the end of the fiscal year, Mr. Boland held options to buy 67,650 common shares of the Company under the Invacare Corporation 1994 Performance Plan and the Invacare Corporation 2003 Performance Plan. All options were granted between February 4, 2000 and December 11, 2009, at exercise prices between $10.695 to $47.01 per share, will expire between February 4, 2010 and August 20, 2018, and became or will become exercisable between March 31, 2001 and January 1, 2013.

(5) The fees to Mr. Delaney include a $40,000 retainer, $8,000 for attendance at four Board meetings, $3,000 for attendance at two meetings of the Investment Committee and $1,500 for attendance at two teleconference meetings of the Nominating Committee. Mr. Delaney deferred certain of his 2009 director fees, as further described above.

(6) As of the end of the fiscal year, Mr. Delaney held options to buy 31,453 common shares of the Company under the Invacare Corporation 1994 Performance Plan and the Invacare Corporation 2003 Performance Plan. All options were granted between February 4, 2000 and December 11, 2009, at exercise prices between $10.695 to $47.01 per share, will expire between February 4, 2010 and August 20, 2018, and became or will become exercisable between March 31, 2001 and January 1, 2013.

(7) The fees to Dr. Harris include a $40,000 retainer, $8,000 for attendance at four Board meetings, $3,000 for attendance at two meetings of the Investment Committee and $1,500 for attendance at two teleconference meetings of the Nominating Committee.

(8) As of the end of the fiscal year, Dr. Harris held options to buy 33,477 common shares of the Company under the Invacare Corporation 1994 Performance Plan and the Invacare Corporation 2003 Performance Plan. All options were granted between February 5, 2003 and August 20, 2008 at exercise prices between $22.68 to $47.01 per share, will expire between February 15, 2013 and August 20, 2018, and became or will become exercisable between December 31, 2003 and September 30, 2012.

(9) The fees to Dr. Healy include a $40,000 retainer, $8,000 for attendance at four Board meetings, $4,000 for attendance at two meetings of the Investment Committee (as committee chairperson) and $4,500 for attendance at three meetings of the Compensation Management and Development Committee.

(10) As of the end of the fiscal year, Dr. Healy held options to buy 43,101 common shares of the Company under the Invacare Corporation 1994 Performance Plan and the Invacare Corporation 2003 Performance Plan. All options were granted between February 4, 2000 and August 20, 2008, at exercise prices between $19.50 to $47.01 per share, will expire between February 4, 2010 and August 20, 2018, and became or will become exercisable between March 31, 2001 and September 30, 2012.

(11) Mr. LaPorte was elected to the Board of Directors effective February 12, 2009. The fees to Mr. LaPorte include a $40,000 retainer, $8,000 for attendance at four Board meetings, and $3,000 for attendance at two meetings of the Investment Committee.

(12) As of the end of the fiscal year, Mr. LaPorte held options to buy 7,858 common shares of the Company under the Invacare Corporation 2003 Performance Plan. All options were granted on February 12, 2009 at an exercise price of $19.09 per share, will expire on February 13, 2019, and will become exercisable between March 31, 2010 and September 30, 2013.

(13) The fees to Mr. Kasich include a $40,000 retainer, $8,000 for attendance at four Board meetings, $1,500 for attendance at one meeting of the Governance Committee and $2,000 for attendance (as committee chairperson) at two teleconference meetings of the Nominating Committee.

(14) As of the end of the fiscal year, Mr. Kasich held options to buy 52,951 common shares of the Company under the Invacare Corporation 1992 Non-Employee Directors Stock Option Plan, the Invacare Corporation 1994 Performance Plan and the Invacare Corporation 2003 Performance Plan. All options were granted between March 1, 2001 and August 20, 2008, at exercise prices between $18.1875 to $47.01 per share, will expire between February 20, 2011 and August 20, 2018, and became or will become exercisable between December 31, 2001 and September 30, 2012.

(15) The fees to Mr. Moore include a $40,000 retainer, $8,000 for attendance at four Board meetings, $6,000 for attendance at four meetings of the Audit Committee, $2,250 for attendance at three teleconference meetings of the Audit Committee, and $1,500 for attendance at two teleconference meetings of the Nominating Committee.

(16) As of the end of the fiscal year, Mr. Moore held options to buy 38,913 common shares of the Company under the Invacare Corporation 1994 Performance Plan and the Invacare Corporation 2003 Performance Plan. All options were granted between February 4, 2000 and August 20, 2008, at exercise prices between $19.50 to $47.01 per share, will expire between February 4,

2010 and August 20, 2018, and became or will become exercisable between March 31, 2001 and September 30, 2012.

(17) The fees to Mr. Weber include a $40,000 retainer, a $5,000 additional retainer for his service as Chairman of the Audit Committee, $8,000 for attendance at four Board meetings, $4,500 for attendance at three meetings of the Compensation and Management Development Committee, $8,000 for attendance at four meetings of the Audit Committee (as committee chairperson), $4,000 for attendance at four teleconference meetings of the Audit Committee (as committee chairperson) and $1,500 for attendance at one meeting of the Governance Committee. Mr. Weber deferred certain of his 2009 director fees, as further described above.

(18) As of the end of the fiscal year, Mr. Weber held options to buy 41,314 common shares of the Company under the Invacare Corporation 1994 Performance Plan and the Invacare Corporation 2003 Performance Plan. All options were granted between February 4, 2000 and December 11, 2009, at exercise prices between $10.695 to $47.01 per share, will expire between February 4, 2010 and August 20, 2018, and became or will become exercisable between March 31, 2001 and September 30, 2012.

(19) Other compensation includes personal use of corporate suites or tickets to sporting events. See the discussion in footnote 7 to the Summary Compensation Table for a description of the Company's methodology for determining the incremental cost of this perquisite.

(20) General Jones resigned as a director of the Company effective January 19, 2009 as a result of his appointment as the National Security Advisor to President Barack Obama.

Equity Compensation Plan Information

The following table provides information as of December 31, 2009 about our common shares that may be issued upon the exercise of options, warrants and rights granted under all of our existing equity compensation plans, including the Invacare Corporation 2003 Performance Plan, the Invacare Corporation 1994 Performance Plan and the Invacare Corporation 1992 Non-Employee Directors Stock Option Plan.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	4,619,528	$29.28	3,132,623(1)
Equity compensation plans not approved by security holders	3,738(2)	—	—
Total	4,623,266	$29.28	3,132,623

(1) Represents shares available under the Invacare Corporation 2003 Performance Plan. The Invacare Corporation 2003 Performance Plan allows for the granting of no more than 200,000 shares at an exercise price of not less than 75% of the market value on the date the option is granted. All other option grants must be made at not less than the market value on the date the option is granted.

(2) Represents phantom share units in the 401(k) Plus Plan and the DC Plus Plan, which are allocated to participants' accounts at their discretion as their investment choice.

OTHER MATTERS

The Board of Directors does not know of any matters to be presented at the annual meeting other than those stated in the Notice of Annual Meeting of Shareholders. However, if other matters properly come before the annual meeting, it is the intention of the persons named in the accompanying proxy to vote based on their best judgment on any other matters unless instructed to do otherwise.

Any shareholder who wishes to submit a proposal for inclusion in the proxy material to be distributed by Invacare in connection with its annual meeting of shareholders to be held in 2011 must do so no later than December 8, 2010. To be eligible for inclusion in our 2011 proxy material, proposals must conform to the requirements of Regulation 14A under the Securities Exchange Act of 1934, as amended.

If a shareholder intends to present a proposal at Invacare's 2011 annual meeting without inclusion of that proposal in our 2011 proxy materials the shareholder must give written notice of such proposal no less than 60 days nor more than 90 days prior to the first anniversary of the 2010 annual meeting, in accordance with the Code of Regulations, as amended. Unless we receive a notice of a shareholder proposal to be brought before the 2011 annual meeting by February 21, 2011, then Invacare's proxy holders may vote all proxies in their discretion with respect to any shareholder proposal properly brought before such annual meeting.

Upon the receipt of a written request from any shareholder, Invacare will mail, at no charge to the shareholder, a copy of Invacare's 2009 Annual Report on Form 10-K, including the financial statements and schedules required to be filed with the Securities and Exchange Commission, for Invacare's most recent fiscal year. Written requests for any Reports should be directed to:

Shareholder Relations Department
Invacare Corporation
One Invacare Way, P.O. Box 4028
Elyria, Ohio 44036-2125

You are urged to sign and return your proxy promptly in the enclosed return envelope to make certain your shares will be voted at the annual meeting.

By Order of the Board of Directors,

ANTHONY C. LAPLACA
Secretary

[THIS PAGE INTENTIONALLY LEFT BLANK]

Appendix A

Under Proposal 2, the Company proposes to amend its Code of Regulations to add the following underlined language, with deleted text struck through:

ARTICLE III

Directors

Section 1. General Powers.

The business, power and authority of this Corporation shall be exercised, conducted and controlled by a Board of Directors, except where the law, the Articles or these Regulations require action to be authorized or taken by the Shareholders. (1071.59)

Section 2. Number~~, Classification~~, Election and Qualification of Directors.

(a) Number. The Board of Directors shall consist of not less than five nor more than fifteen members. At any Shareholders meeting called for the purpose of electing Directors, the Shareholders, by a vote of the holders of a majority of the voting power represented at the meeting, may fix or change the total number of Directors within the above limitation. In the event that the Shareholders fail to fix or change the number of Directors, the number of Directors then serving in office shall constitute the total number of Directors until further changed in accordance with this Section. In addition to the authority of the Shareholders to fix or change the number of Directors, the total number of Directors so determined may be increased or decreased by not more than two between Shareholders' meetings by the Board of Directors at a meeting or by action without a meeting, and the total number of Directors as so changed shall be the total number of Directors until further changed in accordance with this Section. In the event that the Directors increase the total number of Directors, the Directors who are then in office may fill any vacancy created thereby. No reduction in the total number of Directors shall of itself have the effect of shortening the term of any incumbent Director.

(b) ~~Classification. The Directors shall be classified in respect of the time for which they shall severally hold office by dividing them into three classes, each class to be as nearly equal in number as possible. Subject to the preceding sentence, in the event the total number of Directors (whether determined by the Shareholders or by the Directors in accordance with Section 2(a)) is not divisible by three (3), the extra Director or Directors shall be assigned to a particular class or classes, at the time of election of such Director or Directors, by the Shareholders or by the Directors, whichever have elected the new Director or Directors. The term of any Director elected to fill a vacancy in a class, however created, shall end at the expiration of the term of such class and upon the election and qualification of the successor of such Director.(c)~~ Election. Subject to the rights of Directors to elect additional Directors in accordance with Section 2(a) or Section 3(d), the Directors ~~of the appropriate class~~ whose term of office has expired or who are being elected by the Shareholders to fill any vacancies, without regard to how such vacancies were created, shall be elected at the Annual Meeting of Shareholders, or if not so elected, at a Special Meeting of Shareholders called for that purpose~~. The Directors to be elected at each such Annual or Special Meeting of Shareholders shall be the class whose term in office then expires; provided, however that the Shareholders may, in their discretion, also elect Directors to fill any vacancies in other classes without regard to how such vacancies were created~~. At any meeting of Shareholders at which Directors are to be elected, only persons nominated as candidates in accordance with the procedures set forth in Article IIA, Section 2 of this Code of Regulations shall be eligible for election, and the candidates receiving the greatest number of votes shall be elected.

~~(d~~(c) Qualification. Directors need not be Shareholders of the Corporation.

Section 3. Term of Office of Directors.

(a) Term. ~~The term of office of each class of Directors shall be three (3) years (so that the term of one class of Directors shall expire each year), and the~~ Except as otherwise provided by law, by the Articles or by these Regulations, Directors shall be elected at the Annual Meeting of Shareholders to serve until the next Annual Meeting of Shareholders; provided that the terms of the Directors elected at the 2008 Annual Meeting of Shareholders, or otherwise elected to such class pursuant to Section 2(a), Section 2(b) or Section 3(d), shall expire at the 2011 Annual Meeting of Shareholders; the terms of the Directors elected at the 2009 Annual Meeting of Shareholders, or otherwise elected to such class pursuant to Section 2(a), Section 2(b) or Section 3(d), shall expire at the 2012 Annual Meeting of Shareholders; and the terms of the Directors elected at the 2010 Annual Meeting of Shareholders, or otherwise elected to such class pursuant to Section 2(a), Section 2(b) or Section 3(d), shall expire at the 2013 Annual Meeting of Shareholders. The Directors shall hold office for the respective terms to which elected and until their respective successors are elected and qualified, subject only to prior resignation, death or removal by the Directors as provided by law, and subject to the provisions of the Articles.

(b) Removal. Other than as heretofore stated, no Director may be removed from office except for cause. With prior notice thereof, all the Directors or all the Directors of a particular class, or any individual Director may be removed for cause by a majority vote at any Special Meeting of Shareholders properly called for that purpose, provided that unless all the Directors, or all the Directors of a particular class, are removed, no individual Director shall be removed in case the votes of a sufficient number of shares are cast against his removal which, if cumulatively voted at an election of all the Directors, or all the Directors of a particular class, as the case may be, would be sufficient to elect at least one Director.

(c) Resignation. A resignation from the Board of Directors shall be deemed to take effect immediately or at such other time as the Director may specify.

(d) Vacancy. If any vacancy shall occur in the Board of Directors by death, resignation or as provided by law, the Articles or these Regulations, the remaining Directors shall constitute the Board of Directors until such vacancy is filled. The remaining Directors may fill any vacancy in the Board for the unexpired term.

* * * * *

Appendix B

INVACARE CORPORATION
EXECUTIVE INCENTIVE BONUS PLAN

(As Amended March 9, 2010)

ARTICLE I

THE PLAN AND ITS PURPOSE

1.1. *Adoption of Plan.* This Invacare Corporation Executive Incentive Bonus Plan (hereinafter referred to as the "Plan") is hereby adopted by Invacare Corporation (hereinafter referred to as the "Company"), effective as of January 1, 2005, in order to set forth the terms and provisions of the annual incentive bonus program of the Company applicable to selected key employees of the Company (as hereinafter defined) on and after such date.

1.2. *Purpose.* The purpose of the Plan is (a) to provide an incentive to selected key employees of the Company in order to encourage them with short-term financial awards to improve the Company's operating results, (b) to enable the Company to recruit and retain such key employees by making the Company's overall compensation program competitive with compensation programs of companies with which the Company competes for executive talent and (c) to satisfy the requirements of Section 162(m) of the Code (as hereinafter defined) so that the deductibility of awards hereunder will not be limited by such Section 162(m).

ARTICLE II

DEFINITIONS

Unless the context otherwise indicates, the following words used herein shall have the following meanings whenever used in this instrument:

2.1. "*Affiliate*" means, except as otherwise provided in Section 2.3, any corporation, partnership, joint venture or other entity, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with the Company as determined by the Board in its discretion.

2.2. "*Board of Directors*" means the Board of Directors of the Company as it may be constituted from time to time.

2.3. "*Change in Control*" means the happening of any of the following events:

(i) There is a report filed on Schedule 13D or Schedule 14D-1 (or any successor schedule, form, or report), each as adopted under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), disclosing the acquisition, in a transaction or series of transactions, by any person (as the term "person" is used in Section 13(d) and Section 14(d)(2) of the Exchange Act), other than (1) A. Malachi Mixon and/or any affiliate of A. Malachi Mixon (within the meaning given to "affiliate" in Rule 12b-2 under the Exchange Act), (2) the Company or any of its subsidiaries, (3) any employee benefit plan or employee stock ownership plan or related trust of the Company or any of its subsidiaries, or (4) any person or entity organized, appointed or established by the Company or any of its subsidiaries for or pursuant to the terms of any such plan or trust, of such number of shares of the Company as entitles that person to exercise 30% or more of the voting power of the Company in the election of Directors; or

(ii) During any period of twenty-four (24) consecutive calendar months, individuals who at the beginning of such period constitute the Directors of the Company cease for any reason to constitute at least a majority of the Directors of the Company unless the election of each new Director of the Company (over such period) was approved by or recommended by the vote of at least two-thirds of the Directors of the Company then still in office who were Directors of the Company at the beginning of the period

(iii) There is a merger, consolidation, combination (as defined in Section 1701.01(Q), Ohio Revised Code), majority share acquisition (as defined in Section 1701.01(R), Ohio Revised Code), or control share acquisition (as defined in Section 1701.01(Z)(1), Ohio Revised Code, or in the Company's Second Amended and Restated Articles of Incorporation, as the same may be hereafter amended) involving the Company and, as a result of which, the holders of shares of the Company prior to the transaction become, by reason of the transaction, the holders of such number of shares of the surviving or acquiring corporation or other entity as entitles them to exercise less than fifty percent (50%) of the voting power of the surviving or acquiring corporation or other entity in the election of Directors; or

(iv) There is a sale, lease, exchange, or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company, but only if the transferee of the assets in such transaction is not a subsidiary of the Company; or

(v) The shareholders of the Company approve any plan or proposal for the liquidation or dissolution of Invacare, but only if the transferee of the assets of the Company in such liquidation or dissolution is not a subsidiary of the Company.

2.4. "*Code*" means the Internal Revenue Code of 1986, as amended, and any lawful regulations or other pronouncements promulgated thereunder. Whenever a reference is made herein to a specific Code Section, such reference shall be deemed to include any successor Code Section having the same or a similar purpose.

2.5. "*Committee*" means the Compensation and Management Development Committee of the Board of Directors as it may be constituted from time to time (or any successor committee providing similar oversight to the Company's compensation plans); provided that if at any time the Compensation and Management Development Committee is not composed solely of Outside Directors, "Committee" shall mean the committee consisting of at least three (3) Outside Directors appointed by the Board of Directors to administer the Plan.

2.6. "*Company*" means Invacare Corporation, an Ohio corporation, or any successor organization.

2.7 "*Director*" means any member of the Board of Directors.

2.8. "*Disability*" means that a Participant (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than 3 months under an accident and health plan covering employees of the Company.

2.9. "*Eligible Employee*" has the meaning ascribed to such term in Section 3.1 hereof.

2.10. "*Incentive Bonus*" means the payment earned by a Participant under the Plan as determined in accordance with Article VI.

2.11. "*162(m) Employee*" means a Participant who is a "covered employee" within the meaning of Section 162(m) of the Code, which, generally means an individual who as of the last day of the Taxable Year is:

(a) the Chief Executive Officer of the Company, or

(b) among the four highest compensated officers of the Company other than the Chief Executive Officer.

2.12. The words "*Outside Director*" mean any member of the Board who meets the definition of "outside director" set forth in Section 162(m) of the Code and the definition of "non-employee director" set forth in Rule 16b-3 under the Exchange Act, or any successor definitions adopted by the Internal Revenue Service and Securities and Exchange Commission, respectively.

2.13. "*Participant*" means an Eligible Employee selected by the Committee for participation in the Plan pursuant to Section 3.2 hereof.

2.14. "*Performance Goals*" has the meaning ascribed to such term in Section 5.1 hereof.

2.15. "*Performance Goals Date*" means the date on which the Committee establishes the Performance Goals for a calendar year which date may be no later than March 31 of such calendar year.

2.16. "*Plan*" means the Invacare Corporation Executive Incentive Bonus Plan as adopted herein and as constituted from time to time hereafter.

2.17. "*Retirement*" means a Participant's retirement from active employment with the Company or an Affiliate at or after his attainment of age sixty-five (65) or "normal retirement age" as defined in the Company's qualified retirement plan(s).

2.18. "*Taxable Year*" means the tax year of the Company which currently is the calendar year.

ARTICLE III

ELIGIBILITY AND PARTICIPATION

3.1. *Eligibility.* All officers of the Company (each an "Eligible Employee") are eligible to be selected to participate in the Plan.

3.2. *Participation.* The following rules shall be applicable to participation in this Plan by an Eligible Employee:

(a) *Designation.* Subject to Subsection (c) of this Section 3.2, the Committee shall, in its discretion, designate the Eligible Employees, if any, who will participate in the Plan for each calendar year. Each Eligible Employee approved for participation will be notified of his or her selection as soon after approval as is practicable.

(b) *Participation For Employees Hired After Commencement Of Calendar Year.* Subject to Subsection (c) of this Section 3.2, an Eligible Employee whose employment with the Company commences after the first day of a calendar year and who remains actively employed through the end of the calendar year may, at the Committee's discretion, participate in the Plan for the calendar year on a pro rata basis or on such other basis as the Committee shall determine.

(c) *No Right To Participate.* No Participant or Eligible Employee has or at any time will have any right hereunder to be selected for current or future participation in the Plan. Notwithstanding the foregoing or any other provision hereof, the Committee's right to select Participants shall he subject to the terms of any employment agreement between the Company and the Participant or Eligible Employee.

ARTICLE IV

PLAN ADMINISTRATION

4.1. *Responsibility.* The Committee has total and exclusive responsibility to control, operate, manage and administer the Plan in accordance with its terms.

4.2. *Authority of the Committee.* The Committee has and will have all the authority that may be necessary or helpful to enable it to discharge its responsibilities with respect to the Plan. Without limiting the generality of the foregoing, the Committee has the exclusive right to (a) interpret the Plan, (b) determine eligibility for participation in the Plan, (c) decide all questions concerning eligibility for and the amount of Incentive Bonus payable under the Plan, (d) determine Performance Goals under the Plan and, before payment of any Incentive Bonus hereunder, evaluate performance and certify whether Performance Goals and any other material terms were in fact satisfied, (e) construe any ambiguous provision of the Plan, (f) correct any default, (g) supply any omission, (h) reconcile any inconsistency, (i) issue administrative guidelines as an aid to administer the Plan, (j) make such rules as it deems necessary for carrying out the purpose of the Plan and to make changes in such rules as it from time to time deems proper, (k) promulgate such administrative forms as it from time to time deems necessary or appropriate for administration of the Plan, and (1) decide any and all questions arising in the administration, interpretation and application of the Plan.

4.3. *Discretionary Authority.* The Committee shall have full discretionary authority in all matters related to the discharge of its responsibilities and the exercise of its authority under the Plan including, without limitation, its construction of the terms of the Plan and its determination of eligibility for participation and Incentive Bonus under the Plan. It is the intent of the Company in establishing the Plan that the decisions of the Committee and its action with respect to the Plan will be final, binding and conclusive upon all persons having or claiming to have any right or interest in or under the Plan.

4.4. *Section 162(m) of the Code.* With regard to all 162(m) Employees, the Plan shall for all purposes be interpreted and construed in order to assure compliance with the provisions of Section 162(m) of the Code.

4.5. *Delegation of Authority.* Only the Committee may select for participation, set Performance Goals for, and determine satisfaction of Performance Goals and other material facts with respect to Participants who are 162(m) Employees. Except for such limitation and to the extent not otherwise prohibited by law, the Committee may delegate some or all of its authority under the Plan to any person or persons.

ARTICLE V

PERFORMANCE GOALS AND MEASUREMENT

5.1. *Definition of Performance Goals.* Incentive Bonuses under this Plan will be paid solely on account of the attainment of one or more pre-established (as provided in Section 5.2 hereof), objective Performance Goals for a calendar year or other predetermined period. A Performance Goal is a target

level or levels of performance. A Performance Goal is objective if a third party having knowledge of the relevant facts could determine whether the Performance Goal has been met. Performance Goals can be based on one or more business criteria that apply to the Participant, a business unit, or the Company and related entities as a whole. Such business criteria could include, for example, stock price, net sales, income from operations, earnings before income tax, earnings per share, cost controls, return on assets, or return on net assets employed. A Performance Goal need not, however, be based upon an increase or positive result under a business criterion and may include, for example, maintaining the status quo or limiting economic losses (measured, in each case, by reference to a specific business criterion). A Performance Goal shall not include the mere continued employment of the Participant.

The Performance Goal shall state, in terms of an objective formula or standard, the method of computing the amount of the Incentive Bonus payable to the Participant if the Performance Goal is attained. A formula or standard is objective if a third party having knowledge of the relevant performance results could calculate the amount of the Incentive Bonus. In addition, the formula or standard must specify the individual Participants or class or group of Participants to which it applies.

The terms of the objective formula or standard shall preclude discretion to increase the amount of Incentive Bonus that would otherwise be due upon attainment of the goal except to the extent the amount is related to other compensation and then only to the extent permitted by Section 162(m) of the Code to the extent applicable. The objective formula may grant the Committee discretion to reduce or eliminate the Incentive Bonus otherwise due upon attainment of the Performance Goal, provided that such negative discretion is expressly set forth at the time of establishment of the Performance Goal and provided that exercise of such negative discretion with respect to a Participant does not result in an increase in the Incentive Bonus to another Participant.

The Plan's Performance Goals shall be established by action of the Committee not later than the time specified in Section 5.2 hereof. The Committee shall retain the discretion to change the targets under the Performance Goals subject to the restrictions of Section 162(m) of the Code, to the extent applicable.

5.2. *Establishment of Performance Goals.* Except as hereinafter provided in this Section 5.2, the Committee will, on or before the 90th day of the calendar year, and while the outcome is substantially uncertain, establish in writing (a) the Performance Goal or Goals applicable to such calendar year and identify the Participant or group of Participants to whom such Performance Goal or Goals are applicable and (b) if more than one Performance Goal for such calendar year is established, the weighting of the Performance Goals. If, for a given calendar year, the Committee shall not establish new Performance Goals for a Participant or group of Participants on or before the 90th day of the calendar year, the Performance Goals for the immediately preceding calendar year shall be deemed to be the Performance Goals established by the Committee for such calendar year for such Participant or group of participants.

In addition to, or in lieu of, use of the calendar year as a performance period to measure attainment of a Performance Goal, the Committee may, not later than the 90th day after the commencement of the period of service to which the Performance Goal relates, establish one or more Performance Goals for one or more Participants or groups of Participants for such other period. Any such Performance Goal may not be established after 25% of the performance period (as scheduled in good faith at the time the Performance Goal is established) has elapsed, and while the outcome is substantially uncertain.

5.3. *Adjustments to Performance Goals.* The Committee may, at any time during the first 90 days of a calendar year (or such other period as provided in Section 5.2 hereof), or, subject to the second

paragraph of this Section 5.3 hereof, at any time thereafter in its sole and absolute discretion, adjust or modify the calculation of a Performance Goal for such calendar year (or such other period) in order to prevent the dilution or enlargement of the rights of Participants (a) in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event or development; (b) in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting the Company, or the financial statements of the Company, or in response to, or in anticipation of, changes in applicable laws, regulations, accounting principles or business conditions; and (c) in view of the Committee's assessment of the business strategy of the Company, performance of comparable organizations, economic and business conditions, and any other circumstances deemed relevant.

Notwithstanding the foregoing, to the extent the exercise of such authority after the first 90 days of a calendar year (or such other period as provided in Section 5.2 hereof) would cause the Incentive Bonuses granted to the 162(m) Employees for the calendar year (or such other period) to fail to qualify as "performance-based compensation" under Section 162(m) of the Code, then such authority shall only be exercised with respect to those Participants who are not 162(m) Employees.

ARTICLE VI

INCENTIVE BONUS AWARDS

6.1. *Incentive Opportunity.* During the applicable period specified in Section 5.2 hereof, the Committee shall determine and set forth in writing the amount of, or method for, calculating the Incentive Bonus that may be payable to each Participant under the Plan. The amount of an Incentive Bonus payable to a Participant will depend upon the level of attainment of the Performance Goals for such calendar year (or such shorter period as provided in Section 5.2 hereof) or whether the Performance Goals for such calendar year were attained.

6.2. *Certification of Attainment of Performance Goals.* The Committee shall certify attainment of Performance Goals, and other material facts, and shall calculate the amount of Incentive Bonus and authorize payment in accordance with the following procedure. As soon as practicable after the Company's financial results for the relevant calendar year or other performance period have been finalized, the Committee will certify in writing the attainment of the Performance Goals established for the calendar year (or other performance period) and other material facts and will calculate (or certify the calculation of) the Incentive Bonus, if any, payable to each Participant pursuant to Section 6.1 hereof. Such Incentive Bonus shall be paid to the Participant as soon thereafter as reasonably practicable but not later than the March 15 following the calendar year which served as the performance period (or during which the performance period occurred) upon which the Incentive Bonus is based.

6.3. *Form of Payment.* All Incentive Bonuses under the Plan will be paid in cash and shall be subject to such terms, conditions, restrictions and limitations (including, but not limited to, restrictions on alienation and vesting) as the Committee may determine, provided that such terms, conditions, restrictions and limitations are not inconsistent with the terms of the Plan.

6.4. *Termination of Employment Due to Disability, Death or Retirement.* If a Participant's employment is terminated prior to the date upon which an Incentive Bonus is paid pursuant to Section 6.2 hereof by reason of his Disability, Retirement or death, the Participant shall be eligible to receive a prorated Incentive Bonus for the calendar year in which such termination of employment Occurs.

6.5. *Other Terminations of Employment.* Unless the Committee shall determine otherwise in its sole discretion, if a Participant's employment is terminated prior to the date on which Incentive Bonuses for the calendar year, or other performance period, are paid (other than as provided in Section 6.4 and 6.6 hereof), the Participant's participation in the Plan shall end, and the Participant shall not be entitled to any Incentive Bonus for such calendar year.

6.6. *Payment Following a Change in Control.* In the event of a Change in Control, notwithstanding anything contained herein to the contrary, the Company shall pay each Participant who is participating in the Plan at the time of such Change in Control a single sum cash payment equal to the greater of (a) the target-level Incentive Bonus that would have been paid if the Performance Goal for the calendar year in which the Change in Control occurs had been achieved, or (b) the Incentive Bonus that would have been paid to the Participant if the Performance Goal that was actually achieved during the portion of the calendar year which occurs prior to the Change in Control is annualized for the entire calendar year. Further, all terms, conditions, restrictions and limitations in effect on any outstanding Incentive Bonus shall immediately lapse on the date of such Change in Control. For purposes of this Plan, the Committee has and will have the sole discretion to determine whether and the date on which a Change in Control occurred or is occurring. Notwithstanding the foregoing, a Participant shall receive no additional payment pursuant to this Section 6.6 if, pursuant to any employment or similar agreement between the Company or other Affiliate and such Participant, the Participant is entitled to receive any payment under this Plan in connection with such Change in Control.

6.7. *Limitations on Payments.* Notwithstanding any provision herein to the contrary, (a) no Incentive Bonus will be paid for a calendar year, or other performance period, in which performance fails to attain or exceed any minimum level established for any of the Performance Goals; and (b) no Incentive Bonus payable to a Participant for a calendar year shall exceed $5,000,000.

ARTICLE VII

MISCELLANEOUS

7.1. *Employment.* Nothing in this Plan will interfere with or limit in any way the right of the Company to terminate a Participant's employment at any time, nor confer upon any Participant any right to continue in the employ of the Company or any Affiliate.

7.2. *Nonassignability.* No Incentive Bonus under this Plan may be subject in any manner to alienation, anticipation, sale, transfer (except by will or the laws of descent and distribution), assignment, pledge or encumbrance, nor may any Incentive Bonus be payable to anyone other than the Participant to whom it was granted (other than by will or the laws of descent and distribution).

7.3. *Laws Governing.* This Plan is to be construed in accordance with and governed by the laws of the State of Ohio.

7.4. *Withholding Taxes.* The Company may deduct from all payments under this Plan any federal, state or local other taxes or other amounts required by law to be withheld with respect to such payments.

7.5. *Plan Binding on Company and Successors.* This Plan will be binding upon and inure to the benefit of the Company, its successors and assigns and each Participant and his or her beneficiaries, heirs, executors, administrators and legal representatives.

7.6. *Amendment and Termination.* The Committee may suspend or terminate this Plan at any time with or without prior notice. In addition, the Committee may, from time to time and with or without prior

notice, amend this Plan in any manner but may not without shareholder approval adopt any amendment that would require the vote of the shareholders of the Company pursuant to applicable laws, regulations or exchange requirements, specifically including Section 16 of the Exchange Act or Section 162(m) of the Code.

7.7. *Compliance with Section 162(m).* If any provision of this Plan would cause the Incentive Bonuses granted to a 162(m) Employee to fail to constitute qualified "performance-based compensation" under Section 162(m) of the Code for any calendar year, that provision, insofar as it pertains to the 162(m) Employee, shall be severed from, and shall be deemed not to be a part of this Plan, but the other provisions hereof shall remain in full force and effect.




INVACARE
Yes, you can.
30th
Anniversary

2009 Annual Report
And Form 10-K

Fellow Shareholders,

In 2009, Invacare celebrated its 30th anniversary of the leveraged buy-out of the Company led by current Chairman and Chief Executive Officer Mal Mixon. At the time of purchase, the Company had limited product lines of standard wheelchairs and patient aids, net sales of $19.5 million, employed 350 associates and had three plants in the United States. Since then, the Company has expanded into a full line of home and non-acute care medical products. In 2009, Invacare reported $1.7 billion in sales, employment of 5,900 associates and manufacturing in 30 facilities worldwide. Invacare now is listed in the *Fortune 1000* and the *IndustryWeek U.S. Manufacturing 500.*

For the past few years, Invacare has succeeded in three key areas: generating strong cash flow, paying down debt and meeting or exceeding earnings forecasts. With ongoing reimbursement issues and a tough global economy during 2009, the Company exceeded expectations by all critical measures. Invacare increased its earnings per share by 18% in 2009 which along with a focus on managing inventory and receivables helped generate record cash flow. In addition, debt outstanding was dramatically lowered in 2009. More details can be found in the Company's 10-K filing and its year end earnings press release.

The Company is now focused on "glocalization", a strategic initiative to manage the business globally yet be flexible enough to meet local market needs. Glocalization will serve as a key driver of future growth and lower costs by simplifying the Company's product lines and eliminating unnecessary complexity. Through this initiative, Invacare has begun to leverage its global purchasing power, research and development, engineering, systems and other support functions. Going forward, glocalization will enable the Company's management team to take advantage of growth in both targeted product and geographic areas. Glocalization is expected to achieve annualized savings of $100 million over the next five years which will drive gross margin expansion, allow for increased investment in research and development and help offset pricing/reimbursement pressures over time. This initiative will provide Invacare the ability to meet its customers' needs more efficiently and ultimately pool its resources and talents to create better products for consumers.

As Invacare works to deliver increased value to its shareholders in 2010, the Company is maintaining its commitment to delivering earnings growth while expanding its focus on increasing sales growth. This improvement will be built upon 2009's successful cost reductions, as well as a return to organic sales growth, both driven by glocalization and exciting new product introductions like one of Invacare's first globally designed products, the Invacare® FDX™ front-wheel drive power wheelchair. Shared resources in Europe and the United States worked together to develop this product which will launch globally in 2010.

The Company plans to use cash flow in 2010 to continue to retire debt or pursue accretive acquisitions as available. As Invacare looks to return to organic sales growth, the Company will pursue opportunities to:

- Expand its core business – Over the next five years, Invacare will aim to double research and development spending for new product development funded by its savings from glocalization. The Company will focus on innovation, which has been a key ingredient to Invacare's success, and maximizing market share opportunities within existing geographies.

- Explore new business opportunities beyond Invacare's traditional product platforms, including therapeutic support surfaces and negative pressure wound therapy.

- Increase its presence in new markets like Latin America, China and Eastern Europe.

As Invacare looks toward the future, it will continue to keep its attention on government and reimbursement policy throughout the world. The Health Care Reform Bill, as amended by the Reconciliation Bill that was signed by the President on March 30, 2010, includes a new 2.3% sales-based or excise tax on U.S. sales of medical device manufacturers and importers starting January 1, 2013. The excise tax will be deductible on federal tax returns. The excise tax will not apply to medical devices that the Secretary of Treasury determines are generally purchased by the general public at retail for individual use.

Once there is a clear understanding of what specific medical device products will be covered by the excise tax, the Company will evaluate all of its available options to offset the impact of the tax on the Company's financial results in 2013, including possible price increases on the relevant products.

In addition, Invacare will continue to work with Congress and the Centers for Medicare and Medicaid Services (CMS) to eliminate or reform national competitive bidding for home medical equipment into a beneficiary friendly, clinically accepted and commercially viable program. In 2009, providers in nine metropolitan areas bid on several different product categories. Winners will be announced in 2010 and the program is scheduled to go into effect in 2011. This program does not guarantee any business for winning providers; it only means they are allowed to continue billing Medicare for products sold.

When competitive bidding originally took effect in 2008, Invacare's analysis of government data suggests that as many as 80% of qualified home medical equipment and service providers (including approximately 4,200 small businesses) would have been shut out of billing Medicare for their services in the ten metropolitan areas. When Invacare did a credit review of the winning bidders, it found that many had no meaningful credit history, or were in collections or on credit hold with Invacare. In many cases, out-of-state winners had no local presence where they bid and were not in a position to effectively serve beneficiaries. While CMS was instructed by Congress to fix this program before implementing competitive bidding again, the Company is not aware of any improvements made to the program since it started over in 2009.

For the European segment, there has been some discussion by the French government of reduced wheelchair reimbursement for 2010, although to Invacare's knowledge no specifics have been announced at this time. For the Institutional Products Group both in the United States and Australia, delays in purchases by long-term care facilities related to reimbursement uncertainty may continue, although such delays are not expected for the full year.

Despite reimbursement pressures around the globe, the Company still believes that homecare is the "trifecta" of healthcare, because it is patient preferred, results in better outcomes and is more cost-effective than institutional care (homecare is one-fifth the cost of institutionalized care[a]). Invacare will continue to be an active participant in the conversation on healthcare reform, working on behalf of the industry to drive home that message.

As Invacare looks towards the future, it does so with the strongest management team ever assembled at the Company. In September 2009, Patricia Stumpp was promoted to the position of Senior Vice President – Human Resources. She is responsible for leading all aspects of global human resources, including associate relations, compensation, benefits, associate training, development and safety. Patricia joined Invacare in 1991 and has served in multiple positions within the human resources department giving her a great perspective on the Company.

On March 1, 2010, Invacare welcomed former United States Senator Charles S. Robb as a new independent director to serve on Invacare's Board of Directors. Senator Robb will bring significant new perspectives to the Board along with substantial experience in governmental and international affairs. With healthcare being one of the most important issues in the United States today, the Company is fortunate to add Senator Robb's extensive governmental affairs experience and insights to the Board. Additionally, as Invacare looks to maximize the advantages of its global footprint and enters new markets such as China and Latin America, Senator Robb's international perspective will be extremely beneficial.

This is an exciting time for Invacare. Moving strictly from the tactical cost reductions of late to the strategic initiative of glocalization, the Company is ripe with opportunities to reduce cost and gain market share while further strengthening the number one home healthcare brand in the world. Invacare recently expanded its

[a] Doty, Pamela. "Cost-Effectiveness of Home and Community-Based Long-Term Care Services." USHHS/ ASPE Office of Disability, Aging and Long-Term Care Policy. June 2000: 10.

marketing outreach by joining the social networking world through the Invacare blog at www.invacareconnects.com. The Company hopes this foray into social media will enhance Invacare's brand presence and introduce a new audience of consumers, clinicians and potential customers to the Company. In the spring of 2010, Invacare will launch a redesigned website at www.invacare.com that better reflects the Company's growth and worldwide reach.

Invacare remains very active within the communities it serves and beyond. For example, Invacare donated medical supplies, wheelchairs, beds, mattresses and other requested products to the earthquake relief efforts in Haiti. Invacare is also actively engaged with many organizations and events that support people with disabilities, most notably Easter Seals and the National Veterans Wheelchair Games, the largest annual wheelchair sports event in the world. In 2009, Invacare was honored for its commitments to the community with the Medical Mutual S.H.A.R.E. award which is presented annually to one Northeast Ohio company that best exemplifies employee-driven community service, philanthropy or volunteerism.

It is exciting to consider the opportunities and challenges that Invacare will experience over the next 30 years. The Company is looking forward to returning to organic sales growth driven by continued glocalization opportunities and exciting new product introductions later this year. Invacare is energized to build upon its foundation of strong leadership, groundbreaking innovation and the "Yes, you can.®" philosophy that has delivered Invacare to where it is today. As always, Invacare thanks its customers, shareholders and associates for their ongoing support.

Sincerely,





A. Malachi Mixon, III
Chairman and Chief Executive Officer

Gerald B. Blouch
President and Chief Operating Officer

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2009

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission file number 1-15103

INVACARE CORPORATION

(Exact name of Registrant as specified in its charter)

Ohio	**95-2680965**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**

One Invacare Way, P.O. Box 4028, Elyria, Ohio 44036
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (440) 329-6000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on which Registered
Common Shares, without par value	New York Stock Exchange
Rights to Purchase Preferred Shares, without par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to the filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2009, the aggregate market value of the 28,078,953 Common Shares of the Registrant held by non-affiliates was $495,593,520 and the aggregate market value of the 29,511 Class B Common Shares of the Registrant held by non-affiliates was $520,869. While the Class B Common Shares are not listed for public trading on any exchange or market system, shares of that class are convertible into Common Shares at any time on a share-for-share basis. The market values indicated were calculated based upon the last sale price of the Common Shares as reported by The New York Stock Exchange on June 30, 2009, which was $17.65. For purposes of this information, the 2,939,838 Common Shares and 1,080,174 Class B Common Shares which were held by Executive Officers and Directors of the Registrant were deemed to be the Common Shares and Class B Common Shares held by affiliates.

As of February 22, 2010, 31,221,178 Common Shares and 1,109,685 Class B Common Shares were outstanding.

Documents Incorporated By Reference

Portions of the Registrant's definitive Proxy Statement to be filed in connection with its 2010 Annual Meeting of Shareholders are incorporated by reference into Part III (Items 10, 11, 12, 13 and 14) of this report.

Except as otherwise stated, the information contained in this Annual Report on Form 10-K is as of December 31, 2009.

INVACARE CORPORATION

2009 ANNUAL REPORT ON FORM 10-K CONTENTS

PART I

Item 1. Business.

GENERAL

Invacare Corporation is the world's leading manufacturer and distributor in the estimated $8.0 billion worldwide market for medical equipment and supplies used in the home based upon its distribution channels, breadth of product line and net sales. The company designs, manufactures and distributes an extensive line of health care products for the non-acute care environment, including the home health care and extended care markets. The company continuously revises and expands its product lines to meet changing market demands and currently offers numerous product lines. The company sells its products principally to over 25,000 home health care and medical equipment providers, distributors and government locations in the United States, Australia, Canada, Europe, New Zealand and Asia. Invacare's products are sold through its worldwide distribution network by its sales force, telesales associates and various organizations of independent manufacturers' representatives and distributors. The company also distributes medical equipment and disposable medical supplies manufactured by others.

Invacare is committed to design, manufacture and deliver the best value in medical products, which promote recovery and active lifestyles for people requiring home and other non-acute health care. Invacare pursues this vision by:

- designing and developing innovative and technologically superior products;
- ensuring continued focus on the company's primary market—the non-acute health care market;
- marketing the company's broad range of products;
- providing a professional and cost-effective sales, customer service and distribution organization;
- supplying innovative provider support and aggressive product line extensions;
- building a strong referral base among health care professionals;
- continuously advancing and recruiting top management candidates;
- empowering all employees;
- providing a performance-based reward environment; and
- continually striving for total quality throughout the organization.

When the company was acquired in December 1979 by a group of investors, including some of its current officers and Directors, it had $19.5 million in net sales and a limited product line of standard wheelchairs and patient aids. In 2009, Invacare reached approximately $1.7 billion in net sales, representing a 16% compound average sales growth rate since 1979, and, based upon the company's distribution channels, breadth of product line and net sales, currently is the leading company in each of the following major, non-acute, medical equipment categories: power and manual wheelchairs, home care bed systems and home oxygen systems.

The company's executive offices are located at One Invacare Way, Elyria, Ohio, 44036 and its telephone number is (440) 329-6000. In this report, "Invacare" and the "company" refer to Invacare Corporation and, unless the context otherwise indicates, its consolidated subsidiaries.

THE HOME MEDICAL EQUIPMENT INDUSTRY

North America Market

The home medical equipment market includes home health care products, physical rehabilitation products and other non-disposable products used for the recovery and long-term care of patients. The company believes that patients overwhelmingly prefer care and treatment in their home. There is a growing body of evidence that homecare results in faster recovery and better outcomes. Homecare is more cost-effective and comfortable than institutional care by a considerable factor. A principal reason is that homecare patients are not exposed to today's increasingly virulent strains of hospital-borne pathogens. Invacare, through its diverse product and service offerings, delivers a medical trifecta: patient satisfaction; better outcomes; and lower costs. There is no question that an adequately equipped home is a better recovery option for a significant number of patients who face hospitalization. Demand for domestic home medical equipment products will continue to grow during the next decade and beyond as a result of the factors mentioned above and more, including:

Growth in Population over Age 65. Globally, overall life expectancy continues to increase. Recent reports from the U.S. Department of Health and Human Services (DHHS) state that the average life expectancy in the United States for men and women who reach the age of 65 is now 82 and 85, respectively. Furthermore, life expectancy in the United States at birth is now an average of 78 for men and women together, a record high. The DHHS also reports that people age 75 or older represent the vast majority of home health care patients and will increase to 12% of the population by the year 2050.

Treatment Trends. The company believes that many medical professionals and patients prefer home health care over institutional care because home health care results in greater patient independence, increased patient responsibility and improved responsiveness to treatment. Further, health care professionals, public payors and private payors appear to favor home care as a cost-effective, clinically appropriate alternative to facility-based care. Recent surveys show that approximately 70% of adults would rather recover from an accident or illness in their home, and approximately 90% of the population aged 65 and over showed a preference for home-based, long-term care. In addition, the number of hospital beds per capita has fallen over the past twenty-five years in the United States, a trend which is expected to continue. This decline has coincided with the reduction in average length of stays in hospitals.

Technological Trends. Technological advances have made medical equipment increasingly adaptable for use in the home. Current hospital procedures often allow for earlier patient discharge, thereby lengthening recuperation periods outside of the traditional institutional setting. In addition, continuing medical advances prolong the lives of adults and children, thus increasing the demand for home medical care equipment.

Health Care Cost Containment Trends. For 2009, health care expenditures in the United States are estimated to be $2.5 trillion dollars or approximately 17.3% of the Gross Domestic Product (GDP), the highest among industrialized countries. It is now estimated that federal, state and local government spending on healthcare in the U.S. will exceed private health care spending for the first time. By 2019, the nation's health care spending is projected to increase to $4.5 trillion, growing at an average annual rate of 7.0%. Over this same period, spending on health care is expected to be approximately 19.3% of GDP. The rising cost of health care has caused many payors of health care expenses to look for ways to contain costs. The company believes that home health care and home medical equipment will play a significant role in reducing health care costs. Recent trends show that home health care expenditures are becoming an increasing percentage of total health care expenditures in the United States.

Society's Mainstreaming of People with Disabilities. People with disabilities are increasingly a part of the fabric of society, in part due to the 1991 Americans with Disabilities Act, or the "ADA." This legislation provides mainstream opportunities to people with disabilities. The ADA imposes requirements on certain components of society to make reasonable accommodations to integrate people with disabilities into the community and the workplace.

Distribution Channels. The changing home health care market continues to provide new ways of reaching the consumer. The distribution network for products has expanded to include not only specialized home health care providers and extended care facilities but also retail drug stores, surgical supply houses, rental, hospital and HMO-based stores, home health agencies, mass merchandisers and the Internet.

Europe/Asia/Pacific Market

The company believes that, while many of the market factors influencing demand in the U.S. are also present in Europe and Asia/Pacific—aging of the population, technological trends and society's acceptance of people with disabilities—each of the markets of Europe and in Asia/Pacific have distinctive characteristics. The health care industry tends to be more heavily socialized and, therefore, is more influenced by government regulation and fiscal policy. Variations in product specifications, regulatory approval processes, distribution requirements and reimbursement policies require the company to tailor its approach to the local market. Management believes that as the European markets develop more common product requirements and the company continues to refine its distribution channels, the company can more effectively penetrate these markets. Likewise, the company expects to increase its sales in the highly fragmented Australian, New Zealand and Asian markets.

The company is directly affected by government regulation and reimbursement policies in virtually every country in which the company operates. In the United States, the growth of health care costs has increased at rates in excess of the rate of inflation and as a percentage of GDP for several decades. A number of efforts to control the federal deficit have impacted reimbursement levels for government sponsored health care programs, and private insurance companies and state Medicaid programs peg their reimbursement levels to Medicare.

Similar efforts are being undertaken in other countries, including for example, Germany and France. Reimbursement guidelines in the home health care industry have a substantial impact on the nature and type of equipment an end-user can obtain and, thus, affect the product mix, pricing and payment patterns of the company's customers who are medical equipment providers. The company believes its strong market position and technical expertise will allow it to respond to ongoing regulatory changes. However, the issues described above will likely continue to have significant impacts on the pricing of the company's products.

GEOGRAPHICAL SEGMENTS AND PRODUCT CATEGORIES

North America

North America includes: North America/Home Medical Equipment (NA/HME), Invacare Supply Group (ISG) and Institutional Products Group (IPG).

NA/HME

This segment includes: Rehab, Standard and Respiratory product lines as discussed below.

REHAB PRODUCTS

Power Wheelchairs. Invacare manufactures a complete line of power wheelchairs for individuals who require independent powered mobility. The range includes products that can be significantly customized to meet an individual's specific needs, as well as products that are inherently versatile and meet a broad range of individual requirements. Center-wheel drive power wheelchair lines are marketed under the Invacare® TDX® brand names and include a full range of powered mobility products. The TDX® line of power wheelchairs offer an unprecedented combination of power, stability and maneuverability. The Pronto® Series Power Wheelchairs with SureStep® Stability feature center-wheel drive performance for exceptional maneuverability and intuitive driving. Power tilt and recline systems are offered as well.

Custom Manual Wheelchairs. Invacare manufactures and markets a range of custom manual wheelchairs for everyday, sports and recreational uses. These lightweight chairs are marketed under the Invacare® and Invacare Top End® brand names. The chairs provide mobility for people with moderate to severe disabilities in their everyday activities as well as for use in various sports such as basketball, racing and tennis.

Personal Mobility. Invacare manufactures and distributes personal mobility products, including compact scooters available in three-wheel and four-wheel versions.

Seating and Positioning Products. Invacare markets seat cushions, back supports and accessories under three series: the Invacare® Absolute™ Series provides simple seating solutions for comfort, fit and function; the Invacare InTouch™ Series includes versatile modular seating, providing optimal rehab solutions; and the Invacare PinDot® Series offers custom seating solutions personalized for the most challenged clients. The company also markets specialty seating products, pediatric seating and wheelchairs as well as various standers that allow people to stand that otherwise would be unable.

STANDARD PRODUCTS

Manual Wheelchairs. Invacare's manual wheelchairs are sold for use inside and outside the home, institutional settings or public places. Clients include people who are chronically or temporarily disabled and require basic mobility performance with little or no frame modification. Examples of the company's manual wheelchair lines, which are marketed under the Invacare® brand name, include the 9000 and Tracer® product lines. These wheelchairs are designed to accommodate the diverse capabilities and unique needs of the individual, from petite to bariatric sizes.

Personal Care. Invacare is principally a distributor of a full line of personal care products, including ambulatory aids such as crutches, canes, walkers, knee walkers and wheeled walkers. This category also features the Value Line Rollator, one of the latest Value Line products. Value Line products are products that are cost-effective, easy to use and contain the features and benefits that providers, clinicians and individuals require. Also available are safety aids such as tub transfer benches, shower chairs and grab bars, and patient care products such as commodes and other toilet assist aids.

Home Care Beds. Invacare manufactures and distributes a wide variety of manual, semi-electric and fully-electric beds for home use under the Invacare® brand name. Home care bed accessories include bedside rails, mattresses, overbed tables and trapeze bars. Also available are bariatric beds and accompanying accessories to serve the special needs of bariatric patients.

Low Air Loss Therapy Products. Invacare distributes a complete line of mattress overlays and replacement products, under the Invacare® Solace® and microAIR® brand names. These products, which use either pressure reducing foam or air flotation to redistribute weight and move moisture away from patients, assist in the total care of those who are immobile and spend a great deal of time in bed.

Patient Transport. Invacare manufactures and/or distributes products needed to assist in transferring individuals from surface to surface (bed to chair) or transporting from room to room. Designed for use in the home and institutional settings, these products include patient lifts and slings, and a series of mobile, multi-functional recliners.

RESPIRATORY PRODUCTS

HomeFill Oxygen Filling System. Invacare has sold more than 175,000 HomeFill units since commercial sales started in 2002. We believe the HomeFill System is unique, as it is the first oxygen technology to deliver meaningful changes to both patients and providers. The HomeFill System is widely recognized for the elimination of routine and expensive oxygen deliveries, and also provides patients with unprecedented ambulation and independence, enabling people to safely and easily make compressed oxygen in their home and store it in cylinders for future use.

Stationary Oxygen Concentrators. Invacare oxygen concentrators are manufactured under the Perfecto$_2$™ name and are available in five and 10 liter models. In 2009, Invacare launched the economical Perfecto$_2$™ V Concentrator, a model that is energy-efficient, quiet and HomeFill system compatible. All Invacare stationary concentrators provide patients with durable equipment and reliable oxygen either at home or in a healthcare setting.

Portable Oxygen Products. Invacare launched the SOLO$_2$™ Transportable Concentrator and the XPO$_2$™ Portable Concentrator in 2009 and 2008, respectively. These products cater to oxygen users, who are active and ambulatory, a growing subset of the population. Today's oxygen users may still work, travel and participate in activities that keep them away from home for extended periods of time. The XPO$_2$™ Concentrator is approved for use on board an aircraft. As more patients take to the air, the demand and need for portable oxygen concentrators will increase.

Aerosol Products and Oxygen Accessories. Invacare offers a family of aerosol compressors under the Stratos™ name. In 2009, Invacare catered to the substantial pediatric market with a pediatric nebulizer. Invacare also expanded its line of conservers and regulators to maximize the efficiency of oxygen cylinders.

OTHER PRODUCTS

Invacare manufactures markets and distributes many accessory products, including spare parts, wheelchair cushions, arm rests, wheels and respiratory parts. In some cases, the company's accessory items are built to be interchangeable so that they can be used to replace parts on products manufactured by others.

Invacare Supply Group

Invacare distributes numerous lines of branded medical supplies including ostomy, incontinence, diabetic, interals, wound care and urology products as wells as home medical equipment, including aids for daily living.

Institutional Products Group

Invacare, operating as Invacare Continuing Care, Carroll Healthcare and Champion, is a manufacturer and marketer of healthcare furnishings including beds, case goods and patient handling equipment for the long-term care markets, specialty clinical recliners for dialysis and oncology clinics and certain other home medical equipment and accessory products.

Asia/Pacific

The company's Asia/Pacific operations consist of Invacare Australia, which distributes the Invacare range of products which includes: manual and power wheelchairs, lifts, ramps, beds, furniture and pressure care products; Dynamic Controls, a manufacturer of electronic operating components used in power wheelchairs, scooters, respiratory and other products; Invacare New Zealand, a distributor of a wide range of home medical equipment; and Invacare Asia, which imports and distributes home medical equipment to the Asian markets.

Europe

The company's European operations operate as a "common market" company with sales throughout Europe. The European operations currently sell a line of products providing room for growth as Invacare continues to broaden its product line offerings to more closely resemble those of its North American operations.

Most wheelchair products sold in Europe are designed locally to meet specific market requirements. The company manufactures and/or assembles both manual and power wheelchair products in the following countries: United Kingdom, France and Germany. Manual wheelchair products are also manufactured and/or assembled in Portugal, Switzerland and Sweden. Beds are assembled in Denmark and Portugal. Personal care products are manufactured in Germany; and Dolomite products are manufactured in Sweden. Oxygen products such as concentrators and homefill are imported from Invacare U.S. or China operations.

For information relating to net sales by product group, see Business Segments in the Notes to the Consolidated Financial Statements included in this report.

WARRANTY

Generally, the company's products are covered from the date of sale to the customer by warranties against defects in material and workmanship for various periods depending on the product. Certain components carry a lifetime warranty.

COMPETITION

North America and Asia/Pacific

The home medical equipment market is highly competitive and Invacare products face significant competition from other well-established manufacturers and distributors. The company believes that its success in increasing market share is dependent on providing value to the customer based on the quality, performance and price of the company products, the range of products offered, the technical expertise of the sales force, the effectiveness of the company distribution system, the strength of the dealer and distributor network and the availability of prompt and reliable service for its products. Various competitors, from time to time, have instituted price-cutting programs in an effort to gain market share and may do so again in the future.

Europe

As a result of the differences encountered in the European marketplace, competition generally varies from one country to another. The company typically encounters one or two strong competitors in each country, some of them becoming regional leaders in specific product lines.

MARKETING AND DISTRIBUTION

North America and Asia/Pacific

Invacare products are marketed in the United States and Asia/Pacific primarily to providers who in turn sell or rent these products directly to consumers within the non-acute care setting. Invacare's primary customer is the home medical equipment (HME) provider. The company also employs a "pull-through" marketing strategy to medical professionals, including physical and occupational therapists, who refer their patients to HME providers to obtain specific types of home medical equipment.

Invacare's domestic sales and marketing organization consists primarily of a homecare sales force, which markets and sells Invacare® branded products to HME providers. Each member of Invacare's home care sales force functions as a Territory Business Manager (TBM) and handles all product and service needs for an account, thus saving customers' valuable time. The TBM also provides training and servicing information to providers, as well as product literature, point-of-sale materials and other advertising and merchandising aids. In Canada, products are sold by a sales force and distributed through regional distribution centers to health care providers throughout Canada.

The Inside Sales Department provides increased sales coverage of smaller accounts and complements the efforts of the field sales force. Inside Sales offers cost-effective sales coverage through a targeted telesales effort, and has delivered solid sales growth since its existence.

Invacare's Technical Education department offers education programs that continue to place emphasis on improving the productivity of repair technicians. The Service Referral Network includes numerous providers

who honor the company's product warranties regardless of where the product was purchased. This network of servicing providers seeks to ensure that all consumers using Invacare products receive quality service and support that is consistent with the Invacare brand promise.

The company markets products and services to the institutional care market through IPG. IPG products include beds and furnishings, patient handling, bathing, therapeutic support surfaces and durable medical equipment products. IPG sales and marketing organizations consist of field sales representatives and independent rep agencies supported by a marketing group that generates awareness and demand at institutions for Invacare products and services. IPG also provides interior design services for nursing homes and assisted living facilities involved with renovation and new construction.

In 2009, Invacare continued to focus on a growing suite of programs and services designed to simplify business for HME providers, reduce their costs, optimize their resources and improve their bottom line. Invacare is working to help HME providers respond to the challenges associated with competitive bidding, escalating operating costs and changes in Medicare reimbursement.

The company sells distributed products, primarily soft goods and disposable medical supplies, through ISG. ISG products include ostomy, incontinence, wound care and diabetic supplies, as well as 40 other categories of other soft goods and disposables. ISG markets its products through field account managers, inside telesales, a customer service department and the Internet. Additionally, ISG entered the long-term care market on a regional basis and markets to those nursing homes utilizing independent manufacturer representatives. ISG also markets a Home Delivery Program to home medical equipment providers through which ISG drop ships supplies in the provider's name to the customer's address. Thus, providers have no products to stock, no minimum order requirements and delivery is made within 24 to 48 hours nationwide. ISG also offers many customized marketing programs as well as business to consumer and business to business website development, designed to help its customers create awareness, grow companion and cash sales and assist in patient retention.

Invacare continues to improve performance and usability on *www.invacare.com*. In 2009, the company focused on the implementation of a new website platform with the goal of creating a highly usable web presence. Invacare also increased participation in online forums and engaged customers by utilizing social media tools, including a corporate blog (*www.invacareconnects.com*). These moves toward a more customer-centric approach should allow the company to provide a user interface that better addresses customer needs.

Also in 2009, the company continued its strategic advertising campaign in key business to business publications that reach Invacare's respective customers. The company contributed extensively to editorial coverage in trade publications concerning the products the company manufactures; and company representatives attended numerous trade shows and conferences on a national and regional basis in which Invacare products were displayed to providers, health care professionals, managed care professionals and consumers. "Yes, you can®" continues to be Invacare's global tagline, and it remains steadfast in company ads and indicative of the company's "can do" attitude.

The company continues to generate greater consumer awareness of its products. This was evidenced by the company's sponsorship of a variety of wheelchair sporting events and support of various philanthropic causes benefiting the consumers of the company's products. The company continued its sponsorships of individual wheelchair athletes and teams, including several of the top-ranked male and female racers, hand cyclists, and wheelchair tennis players in the world. The company also continued its support of disabled veterans through its sponsorship of the 29th National Veterans Wheelchair Games, the largest annual wheelchair sports event in the world. The games bring a competitive and recreational sports experience to military service veterans who use wheelchairs for their mobility needs due to spinal cord injury, neurological conditions or amputation.

Europe

The company's European segment has marketing and distribution operations throughout Western Europe and export sales activities through local distributors elsewhere in the world. The company has a sales force and where appropriate, distribution centers, in the United Kingdom, Ireland, France, Germany, Belgium, Portugal, Spain, Italy, Denmark, Sweden, Switzerland, Austria, Norway and the Netherlands, and sells through distributors elsewhere in Europe and in the Middle East supported by a dedicated distributor team. In markets where the company has its own sales force, product sales are typically made through dealers of medical equipment and, in certain markets, directly to government agencies. In 2009, the consolidation of big buying groups tending to develop their business on a European scale has continued. As a result, Invacare is generalizing the application of pan-European pricing policies. In 2009, Invacare was the title sponsor for the eleventh year in a row of the Invacare World Team Cup of Wheelchair Tennis Tournament in Nottingham.

PRODUCT LIABILITY COSTS

The company's captive insurance company, Invatection Insurance Company, currently has a policy year that runs from September 1 to August 31 and insures annual policy losses of $10,000,000 per occurrence and $13,000,000 in the aggregate of the company's North American product liability exposure. The company also has additional layers of external insurance coverage insuring up to $75,000,000 in annual aggregate losses arising from individual claims anywhere in the world that exceed the captive insurance company policy limits or the limits of the company's per country foreign liability limits, as applicable. There can be no assurance that Invacare's current insurance levels will continue to be adequate or available at affordable rates.

Product liability reserves are recorded for individual claims based upon historical experience, industry expertise and indications from the third-party actuary. Additional reserves, in excess of the specific individual case reserves, are provided for incurred but not reported claims based upon actuarial valuations at the time such valuations are conducted. Historical claims experience and other assumptions are taken into consideration to estimate the ultimate reserves. For example, the actuarial analysis assumes that historical loss experience is an indicator of future experience, that the distribution of exposures by geographic area and nature of operations for ongoing operations is expected to be very similar to historical operations with no dramatic changes and that the government indices used to trend losses and exposures are appropriate. Estimates made are adjusted on a regular basis and can be impacted by actual loss awards and settlements on claims. While actuarial analysis is used to help determine adequate reserves, the company is responsible for the determination and recording of adequate reserves in accordance with accepted loss reserving standards and practices.

PRODUCT DEVELOPMENT AND ENGINEERING

Invacare is committed to continuously improving its existing product lines in a focused manner. In 2009, new product development continued to be a focus as part of Invacare's strategy to gain market share and maintain a competitive advantage along with beginning to globally standardize certain product platforms. To this end, the company introduced several new products and product enhancements. The following are some of the most significant 2009 product developments:

NA/HME

The Invacare® InTouch™ PCS (positioning-comfort-stability) back is designed for improved comfort and function. Single-point mounting hardware with quick-release latch provides secure mounting, while allowing height, depth and back angle adjustments with easy installation and removal. The spacer fabric cover improves airflow between the user and the back, increasing comfort and preventing heat and moisture build-up. Three inches of contour depth allow for centering and postural stability without interfering with hip placement. For customizable support, the InTouch™ PCS back comes with optional pelvic stabilizers and thoracic lateral supports to provide additional pelvic and trunk control and stability.

The Invacare NA/HME rehab team introduced two new tilt-in-space wheelchairs in 2009. The new *Invacare® Solara® 3G Wheelchair* is the latest advancement in Invacare's tilt-in-space franchise. Input from providers, caregivers and clinicians helped craft the nearly 40 improvements, which include a 30% reduction in fasteners, re-designed contracture footplate and platform systems, a flush/drop seat pan, a 400 lb. weight capacity heavy duty package and seat widths up to 24 inches. The company also introduced the *Invacare® Spree* 3G Pediatric Tilt-in-Space Wheelchair as a new pediatric offering. Improvements include a compact sleek design, accessories like Bodypoint® positioning products and easy growth, tilt and adjustment for parent or caregiver.

The new *Invacare® $SOLO_2$™ Transportable Oxygen Concentrator* is designed to help HME providers meet the needs of patients in nearly any setting, including the home, vehicle, daily trips and prolonged travel. Offering both continuous flow oxygen delivery up to 3 liters per minute and pulse dose oxygen delivery in settings 1-5, the $SOLO_2$™ Concentrator can be an oxygen patient's sole source of oxygen. With the addition of this product, the company provides a complete non-delivery oxygen line-up to meet most any provider request.

Invacare's respiratory team introduced two new conservers in 2009. The Invacare® Pneumatic Oxygen Conserver is a CGA870 compatible, pulse dose, pneumatic conserver with a 3.5 to 1 conserving ratio. The conserver has a compact design and weighs less than one pound. It senses a breath and delivers an amount of oxygen in the first third of the inspiratory cycle. It also delivers a consistent volume of oxygen with each breath, up to 40 breaths per minute, and includes a two-year limited warranty.

The Lotus® Electronic Conserver is CGA870 compatible and weighs less than one pound. A single selector knob controls on/off and liter flow and it uses two AA batteries. The Conserver senses a breath and delivers an oxygen bolus in first third of the inspiratory cycle and delivers consistent volume of oxygen with each breath, up to 40 breaths per minute.

Invacare Standard Products continued to focus on growing its new line of therapeutic support surfaces (TSS), which launched in 2008. The company concentrated on growing these sales and re-established the microAIR® brand as a leader in the TSS market. In addition, the company launched a series of national educational seminars trying to reshape HME provider's perceptions of the surfaces that they supply to patients which should help providers. The company assists providers selling Invacare TSS products differentiate the Invacare line versus the competitors', so referral sources will see them as a better provider with which to do business.

Asia/Pacific

Asia/Pacific continued range extensions and design improvements to products during 2009 and introduced various new products into this region including:

TDX® SI is named for its superior integration (SI) of key Rehab features including a new suspension system called Simplified SureStep with Stability Assist.

The *Invacare® P9000 XDT* is a traditional rear-wheel drive chair that easily maneuvers and negotiates obstacles both inside and outside the home. The product has a folding frame and is lightweight.

Invacare® Pegasus® and *Comet* are four-wheel scooters which are stable and durable. Each features a high quality, rust-proof chassis with internal splash guards to protect the electronics from dirt and water damage. Both are easy to maintain and the rear shroud can be removed without the need to unplug any cables. These products offer a number of key comfort and safety features for the end user, including an extra-soft, ergonomically-designed seat with recliner lever; automatic speed reduction on bends; brake light with delay after stopping; and automatic switch-off indicators.

Invacare® *Solara® 3G* tilt-in-space wheelchair offers more adjustability, better serviceability, increased configurability, and is easier to tilt as compared to the previous generation *Solara®*. With a 30% reduction in fasteners, new accessories, and the cable-free foot tilt option, the *Solara® 3G* wheelchair offers everything in the 2G plus more.

Europe

During 2009, Europe introduced numerous new products. The following are some of the most significant 2009 product developments:

The *Invacare® Storm®4* power wheelchair has been created to satisfy even the most demanding user requirements regarding configurability, adaptability and functionality. The *Storm®4* is easy to maintain and the unique, flexible seat construction makes all adjustments quick and easy. The construction of the driving unit makes servicing more efficient and with its modular concept, the *Invacare® Storm4* adapts to your specific requirements. The *Invacare® Storm4* offers excellent driving features and a full range of cushion types, head and arm rests.

The *Invacare® Stream®* is ideal for both indoor and outdoor mobility. To ensure a comfortable sitting position and a relaxing ride, the seat can be adjusted to suit the user's unique requirements.

Compactness and transportability make the *Invacare® Bora®* an ideal companion. The speed and driving experience is unique on this type of wheelchair. The *Bora®* is extremely quick and simple to service as well as being easy to transport.

The all-new *Action2NG* has been developed from the tried-and-tested Action3 concept. The *Action2NG* offers a low total weight for easy handling combined with good driving abilities.

The *Action3NG* makes re-use and refurbishment an easy and attractive feature for users and the *Action3NG* has improved stability and comfort.

The *Kuschall® Compact* is a swing-away wheelchair for active users who require a higher level of configurability and support. It is a reliable, premium chair ideal for users who expect the best quality and functionality without compromise on weight. It is an easy-to-use wheelchair adapted to suit those users with reduced strength.

The *Kuschall® Ultra-Light* is a light and compact chair designed to suit an active lifestyle, improving both high mobility and independence. The one-finger folding system, the optional foldable backrest and the frame allow the user a tremendous level of freedom without compromising on quality and driving performance.

Dolomite Jazz is a new, light weight, next generation rollator with stylish design and smart functions. Carefully thought-out and well-designed components allow for many adjustment possibilities in height and handles.

The *Invacare® Banjo* offers increased individual adjustments and improved outdoor features.

The *Invacare® Birdie® Plus* offers a comfortable lift to or from beds, chairs or even the floor. The lift is designed to ensure that folding and unfolding can be carried out easily and without the need for tools.

The *ScanBed 755* offers optimum comfort with an ideal seating positioning to minimize shear and friction. Thanks to a unique technical feature, the *ScanBed 755* can be adapted to taller users as both the head and foot of the bed can be extended.

The *Invacare® Sonata®* is a highly modular and stylish bed that can be personalized to suit almost any environment. The Sonata® is sturdy, reliable and built to the highest quality standards.

The *Invacare® Aero-tech Uno* is a single valve air cushion which is specifically designed for those considered to have a high risk of developing pressure ulcers. Individual interconnected air cells allow free movement of air within the cushion, which allows the level of air to be individually adjusted to body shape thus maximizing immersion.

The unique design of the *Invacare® Softform Premier Active* features an alternating air insert beneath the castellated foam insert of the Softform Premier mattress. There is no requirement to move the patient, thereby minimizing any discomfort. The cushion retains its properties as an at risk static cushion, but should a patient require stepping up to a dynamic surface, then a discreet pump can be fitted to the air insert, transferring the cushion into an alternating surface delivering additional levels of pressure relief.

The *Aquatec® Pico* is a height adjustable shower chair system that can be easily adapted to individuals needs. An arm rest and back rest can be snapped on quickly and easily, transforming it from a shower stool to a shower chair in seconds.

The *Invacare® Top End® Force R* is a very comfortable bike with luge-style seating and it is fast, stable and aerodynamic. The bike rides approximately 2 mph faster against the wind than the previous recumbent style bikes. In addition, it allows those who can't ride a kneeling bike to go faster and to be more competitive in a racing environment.

The new edition of the *Invacare® Delta* has been improved to make it lighter and easier to use plus it has some additional features for added convenience. This lightweight rollator now features a new style of wheel so that it is easier to maneuver and runs smoothly even over rough surfaces.

The *Scala Combi eco S34* is a portable stair climber with built-in seat. It is especially suitable for people who need assistance when climbing stairs but do not depend on a wheelchair. The *Scala Combi* is based on the patented climbing principle of the Scalamobil. It comfortably handles stairs of all kinds including spiral staircases. The *Scala Combi* causes no damage to the covering of the staircase, no matter whether wood, stone, carpet or marble. Additional safety is provided by four integrated safety brakes that automatically stop the *Scala Combi* at the edge of every step.

The *Astoria* walker provides clinicians, providers, and consumers the stability they need at an economical price. The walker offers a wide, deep frame with a large number of height adjustments. The *Astoria* walker is stable, lightweight and easy to lift and maneuver.

MANUFACTURING AND SUPPLIERS

The company's objective is to continue to reduce costs through facility consolidation and cost reductions while maintaining the highest quality supply chain in the industry. The company seeks to achieve this objective through a strategic combination of Invacare manufacturing facilities, contract manufacturing facilities and key suppliers. The operational strategy further supports the marketing strategy with flexible providers of new and modified products that respond to the demands of the market.

The supply chain is focused on providing custom-configured, made-to-order manufactured products as well as high-quality, cost-effective solutions for standard stock products. As strategic choices are made globally, those facilities that remain in higher-cost regions of North America and Europe will be factories focused on providing these specific competitive advantages to the marketing and sales teams in these regions.

The company continues to emphasize reducing the costs of its global manufacturing and distribution operations. Access to sourcing opportunities has been facilitated by the company's establishment of a full test and design engineering facility in the company's Suzhou, China location. In Asia, Invacare manufactures products that serve regional market opportunities through the company's wholly-owned factory in Suzhou, Jiangsu Province, China. The Suzhou facility supplies products to the major regions of the world served by Invacare: North America, Europe and Asia/Pacific.

Best practices in lean manufacturing are used throughout the company's operations to eliminate waste, shorten lead times, optimize inventory, improve productivity, drive quality and engage supply chain associates in the defining and implementation of needed change.

The company purchases raw materials, components, sub-assemblies and finished goods from a variety of suppliers around the world. The company's Hong Kong-based Asian sourcing and purchasing office has proven to be a significant asset to the company's supply chain through the identification, development and management of suppliers across Asia. Where appropriate, Invacare utilizes contracts with suppliers in all regions to increase the guarantees of delivery, cost, quality and responsiveness. In those situations where contracts are not advantageous, Invacare works to manage multiple sources of supply and relationships that provide increased flexibility to the supply chain.

North America

The company has focused its factories in North America on the production of powered mobility and custom manual wheelchairs and seating products, the fully integrated manufacture of homecare and institutional care beds, the final assembly of respiratory products and the integrated component fabrication, painting and final assembly of a variety of standard manual wheelchairs and personal care products. The company operates four major factories located in Elyria, Ohio; Sanford, Florida; London, Ontario and Reynosa, Mexico.

Asia/Pacific

The company has as it key strategic imperatives to improve its customer delivery effectiveness, to expand its reach into all customer channels in all major metropolitan centers and to integrate its distribution operations across the country.

Europe

The company has nine manufacturing/assembly facilities spread throughout Europe with the capability to manufacture patient aid, wheelchair, powered mobility, bath safety, beds and patient transport products. The European manufacturing and logistics facilities are focused on accelerating opportunities for streamlining to gain productivity improvements in cost and quality over the next few years.

GOVERNMENT REGULATION

The company is directly affected by government regulation and reimbursement policies in virtually every country in which it operates. Government regulations and health care policy differ from country to country, and within some countries (most notably the U.S., European Union, Australia and Canada), from state to state or province to province. Changes in regulations and health care policy take place frequently and can impact the size, growth potential and profitability of products sold in each market.

In the U.S., the growth of health care costs has increased at rates in excess of the rate of inflation and as a percentage of GDP for several decades. A number of efforts to control the federal deficit have impacted reimbursement levels for government sponsored health care programs and private insurance companies often imitate changes made in federal programs. Reimbursement guidelines in the home health care industry have a substantial impact on the nature and type of equipment an end user can obtain and thus, affect the product mix, pricing and payment patterns of the company's customers who are the HME providers.

The company continues its pro-active efforts to shape public policy that impacts home and community-based, non-acute health care. The company is currently very active with federal legislation and regulatory policy makers. Invacare believes that these efforts give the company a competitive advantage in two ways. First, customers frequently express appreciation for the company's efforts on behalf of the entire industry. Second, sometimes the company has the ability to anticipate and plan for changes in public policy, unlike most other HME manufacturers who must react to change after it occurs.

The United States Food and Drug Administration (the "FDA") regulates the manufacture and sale of medical devices. Under such regulation, medical devices are classified as Class I, Class II or Class III devices. The company's principal products are designated as Class I or Class II devices. In general, Class I devices must comply with labeling and record keeping requirements and are subject to other general controls. In addition to general controls, certain Class II devices must comply with product design and manufacturing controls established by the FDA. Domestic and foreign manufacturers of medical devices distributed commercially in the U.S. are subject to periodic inspections by the FDA. Furthermore, state, local and foreign governments have adopted regulations relating to the design, manufacture and marketing of health care products. During 2008 and 2009, the FDA inspected the Taylor Street manufacturing facility in Elyria, Ohio and Invacare's manufacturing facility in Sanford, Florida. At the conclusion of each inspection the FDA issued its inspectional observations on

FDA Form 483, which the company has addressed. In addition, Health Canada conducted an inspection of Invacare's Kirkland, Quebec production facility with no major findings. Lastly, the quality management system of all locations required to meet ISO 13485 requirements for Canada, Europe and other foreign markets were inspected by a third party, quality system registrar during 2008 and/or 2009. All facilities were found to be in compliance and were issued new quality system certificates.

From time to time, the company may undertake voluntary recalls or field corrective actions of the company's products to maintain ongoing customer relationships and to enhance the company's reputation for adhering to high standards of quality and safety. None of the company's actions has been classified by the FDA as high risk (Class I). The company continues to strengthen its programs to better ensure compliance with applicable regulations and actively keeps abreast of proposed regulations, particularly those which could have a material adverse effect on the company.

The company occasionally sponsors clinical studies, usually involving its respiratory products. These studies have historically been non-significant risk studies with human subjects. Such studies, their protocols, participant criteria and all results are registered in the Clinical Registry managed by the National Institutes of Health and available to the public via the Internet.

Although there are a number of reimbursement related issues in most of the countries in which Invacare competes, the issues of primary importance are currently in the United States. There are two critical reimbursement issues for the company: the Centers for Medicare and Medicaid Services (CMS) implementation of National Competitive Bidding (NCB) which Congress delayed in July 2008 and is currently scheduled to be implemented January 2011 and changes to Medicare reimbursement payments for home oxygen mandated by the Deficit Reduction Act.

Effective January, 2009, CMS imposed Medicare reimbursement cuts of 9.5% for those product categories which had been included in phase one of the otherwise delayed NCB program. CMS has accepted bids from home medical equipment providers for the NCB program which is scheduled to begin in January 2011 in nine large metropolitan areas in the U.S. Contractors and bid prices are expected to be announced later this year, so further delays are unlikely.

In addition to the 9.5% reduction in oxygen reimbursement from Medicare, the Deficit Reduction Act's thirty-six month limit on rental payments for home oxygen went into effect January 1, 2009. CMS has clarified that payments do restart after sixty months of a patient's usage of oxygen.

Although these reductions in Medicare payments are not beneficial to the home care industry, the company believes that it can still grow and thrive in this environment. No significant cost-of-living adjustments have been made over the last few years to the reimbursement and payment amounts permitted under Medicare with respect to the company's products, but the company will continue to try to respond with improved productivity to address the lack of support from Congress. In addition, the company's respiratory products (for example, the low-cost HomeFill® oxygen delivery system) can help offset the Medicare reimbursement cuts to the home care provider. The company will continue to focus on developing products that help the provider improve profitability. Additionally, the company continues to focus on low-cost country sourcing and/or manufacturing to help ensure that the company is one of the lowest cost manufacturers and distributors to the home care provider.

The U.S. Senate and the U.S. House of Representatives each recently passed health care reform legislation that includes a new tax on medical device manufacturers, such as the company. The Senate version of health care reform would impose a yearly sales-based tax on medical device manufacturers intended to raise $2 billion in tax revenue annually beginning in 2011, and $3 billion in annual tax revenue beginning in 2017. The tax would not be deductible by the manufacturer and the amount of tax payable by a manufacturer would be determined based on market-share. The company continues to actively lobby members of Congress in an effort to make the proposed legislation less onerous on medical device manufacturers, and, until the legislation is finalized, there can be no assurance that the tax may not be eliminated, modified or delayed.

BACKLOG

The company generally manufactures most of its products to meet near-term demands by shipping from stock or by building to order based on the specialty nature of certain products. Therefore, the company does not have substantial backlog of orders of any particular product nor does it believe that backlog is a significant factor for its business.

EMPLOYEES

As of December 31, 2009, the company had approximately 5,900 employees.

FOREIGN OPERATIONS AND EXPORT SALES

The company also markets its products for export to other foreign countries. In 2009, the company had product sales in over 80 countries worldwide. For information relating to net sales, operating income and identifiable assets of the company's foreign operations, see Business Segments in the Notes to the Consolidated Financial Statements.

AVAILABLE INFORMATION

The company files Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any amendments thereto, as well as proxy statements and other documents with the Securities and Exchange Commission (SEC). The public may read and copy any material that the company files with the SEC at the SEC's Public Reference Room located at 100 F Street, NE, Washington D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website, *www.sec.gov*, which contains all reports, proxy statements and other information filed by the company with the SEC.

Additionally, Invacare's filings with the SEC are available on or through the company's website, *www.invacare.com*, as soon as reasonably practicable after they are filed electronically with, or furnished to, the SEC. Copies of the company's filings also can be requested, free of charge, by writing to: Shareholder Relations Department, Invacare Corporation, One Invacare Way, P.O. Box 4028, Elyria, OH 44036-2125.

FORWARD-LOOKING INFORMATION

This Form 10-K contains forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Terms such as "will," "should," "could", "plan," "intend," "expect," "continue," "forecast," "believe," "anticipate" and "seek," as well as similar comments, are forward-looking in nature. Actual results and events may differ significantly from those expressed or anticipated as a result of risks and uncertainties which include, but are not limited to, the following: adverse changes in government and other third-party payor reimbursement levels and practices, including any health care reform legislation that may be enacted (such as, for example, recently proposed health care reform legislation contemplating a tax on medical device manufacturers that, if adopted, could have an adverse impact on the Company); the uncertain impact on our providers, on our suppliers and on the demand for our products of the current global economic downturn and general volatility in the credit and stock markets; loss of key health care providers; exchange rate and tax rate fluctuations; inability to design, manufacture, distribute and achieve market acceptance of new products with higher functionality and lower costs; consolidation of health care providers and our competitors; lower cost imports; uncollectible accounts receivable; difficulties in implementing/upgrading Enterprise Resource Planning systems; risks inherent in managing and operating businesses in many different foreign jurisdictions; ineffective cost reduction and restructuring efforts; potential

product recalls; legal actions or regulatory proceedings and governmental investigations; product liability claims; possible adverse effects of being substantially leveraged, which could impact our ability to raise capital, limit our ability to react to changes in the economy or our industry or expose us to interest rate or event of default risks; increased freight costs; inadequate patents or other intellectual property protection; extensive government regulation of our products; failure to comply with regulatory requirements or receive regulatory clearance or approval for our products or operations in the United States or abroad; incorrect assumptions concerning demographic trends that impact the market for our products; decreased availability or increased costs of materials which could increase our costs of producing or acquiring our products; the loss of the services of our key management and personnel; inability to acquire strategic acquisition candidates because of limited financing alternatives; increased security concerns and potential business interruption risks associated with political and/or social unrest in foreign countries where the company's facilities or assets are located; provisions of Ohio law or in our debt agreements, our shareholder rights plan or our charter documents that may prevent or delay a change in control, as well as the risks described from time to time in Invacare's reports as filed with the Securities and Exchange Commission. Except to the extent required by law, we do not undertake and specifically decline any obligation to review or update any forward-looking statements or to publicly announce the results of any revisions to any of such statements to reflect future events or developments or otherwise.

Item 1A. Risk Factors.

The company's business, operations and financial condition are subject to various risks and uncertainties. You should carefully consider the risks and uncertainties described below, together with all of the other information in this annual report on Form 10-K and in the company's other filings with the SEC, before making any investment decision with respect to the company's securities. The risks and uncertainties described below may not be the only ones the company faces. Additional risks and uncertainties not presently known by the company or that the company currently deems immaterial may also affect the company's business. If any of these known or unknown risks or uncertainties actually occur, develop or worsen, the company's business, financial condition, results of operations and future growth prospects could change substantially.

Changes in government and other third-party payor reimbursement levels and practices have negatively impacted and could continue to negatively impact the company's revenues and profitability.

The company's products are sold primarily through a network of medical equipment and home health care providers, extended care facilities, hospital and HMO-based stores and other providers. In addition, the company sells directly to various government providers throughout the world. Many of these providers (the company's customers) are reimbursed for the products and services provided to their customers and patients by third-party payors, such as government programs, including Medicare and Medicaid, private insurance plans and managed care programs. Most of these programs set maximum reimbursement levels for some of the products sold by the company in the United States and abroad. If third-party payors deny coverage, make the reimbursement process or documentation requirements more uncertain or further reduce their current levels of reimbursement (i.e., beyond the reductions described below), or if the company's costs of production increase faster than increases in reimbursement levels, the company may be unable to sell the affected product(s) through its distribution channels on a profitable basis.

Reduced government reimbursement levels and changes in reimbursement policies have in the past added, and could continue to add, significant pressure to the company's revenues and profitability. For example, the Centers for Medicare and Medicaid Services (CMS) imposed U.S. reimbursement cuts of 9.5%, which became effective January 1, 2009 for those product categories which had been included in phase one of the National Competitive Bidding (NCB) program and competitive bidding for nine metropolitan areas in the U.S. is planned to go into effect January 2011. Furthermore, any health care reform legislation that is adopted by the U.S. government may increase the pressure to the company's profitability. For example, recently proposed health care reform legislation contemplating an excise tax on sales by medical device manufacturers, if adopted, could have an adverse impact on the company's profitability.

Similar trends and concerns are occurring in state Medicaid programs. These recent changes to reimbursement policies, and any additional unfavorable reimbursement policies or budgetary cuts that may be adopted in the future, could adversely affect the demand for the company's products by customers who depend on reimbursement from the government-funded programs. The percentage of the company's overall sales that are dependent on Medicare or other insurance programs may increase as the portion of the U.S. population over age 65 continues to grow, making the company more vulnerable to reimbursement level reductions by these organizations. Reduced government reimbursement levels also could result in reduced private payor reimbursement levels because some third-party payors index their reimbursement schedules to Medicare fee schedules. Reductions in reimbursement levels also may affect the profitability of the company's customers and ultimately force some customers without strong financial resources to go out of business. The reductions that went into effect recently may prove to be so dramatic that some of the company's customers may not be able to adapt quickly enough to survive. The company is the industry's largest creditor and an increase in bankruptcies in the company's customer base could have an adverse effect on the company's financial results.

Outside the United States, reimbursement systems vary significantly by country. Many foreign markets have government-managed health care systems that govern reimbursement for new home health care products. The ability of hospitals and other providers supported by such systems to purchase the company's products is dependent, in part, upon public budgetary constraints. Canada, Germany, France and other European countries, for example, have tightened reimbursement rates and other countries may follow. If adequate levels of reimbursement from third-party payors outside of the United States are not obtained, international sales of the company's products may decline, which could adversely affect the company's net sales and would have a material adverse effect on the company's business, financial condition and results of operations.

The impact of all the changes discussed above is uncertain and could have a material adverse effect on the company's business, financial condition and results of operations.

The company is subject to risks arising out of the current global economic and credit crisis.

As is the case for many companies operating in the current economic environment, the company is exposed to a number of risks arising out of the global credit crisis. These risks include the possibility that: one or more of the lenders participating in the company's revolving credit facility may be unable or unwilling to extend credit to the company; the third party company that provides lease financing to the company's customers may refuse or be unable to fulfill its financing obligations or extend credit to the company's customers; one or more customers of the company may be unable to pay for purchases of the company's products on a timely basis; one or more key suppliers may be unable or unwilling to provide critical goods or services to the company; and one or more of the counterparties to the company's hedging arrangements may be unable to fulfill its obligations to the company. Although the company has taken actions in an effort to mitigate these risks, during periods of economic downturn, the company's exposure to these risks increases. Events of this nature may adversely affect the company's liquidity or sales and revenues, and therefore have an adverse effect on the company's business and results of operations.

The industry in which the company operates is highly competitive and some of the company's competitors may be larger and may have greater financial resources than the company does.

The home medical equipment market is highly competitive and the company's products face significant competition from other well-established manufacturers. Reduced government reimbursement levels and changes in reimbursement policies, such as the competitive bidding program implemented by CMS, may drive competitors that have greater financial resources than the company to offer drastically reduced pricing terms in an effort to secure government acceptance of their products and pricing. Any increase in competition may cause the company to lose market share or compel the company to reduce prices to remain competitive, which could have a material adverse affect on the company's results of operations.

The company's revenues and profits are subject to exchange rate fluctuations that could adversely affect its results of operations or financial position.

Currency exchange rates are subject to fluctuation due to, among other things, changes in local, regional or global economic conditions, the imposition of currency exchange restrictions and unexpected changes in regulatory or taxation environments. The functional currency of the company's subsidiaries outside the United States is the predominant currency used by the subsidiaries to transact business. Through the company's international operations, the company is exposed to foreign currency fluctuations, and changes in exchange rates can have a significant impact on net sales and elements of cost. The company conducts a significant number of transactions in currencies other than the U.S. dollar. In addition, because certain of the company's costs and revenues are denominated in other currencies, the company's results of operations are exposed to foreign exchange rate fluctuations as the financial results of those operations are translated from local currency into U.S. dollars upon consolidation.

The company uses forward contracts to help reduce its exposure to exchange rate variation risk. Despite the company's efforts to mitigate these risks, however, the company's revenues and profitability may be materially adversely affected by exchange rate fluctuations. The company also is exposed to market risk through various financial instruments, including fixed rate and floating rate debt instruments. The company does at times use interest swap agreements to mitigate its exposure to interest rate fluctuations, but those efforts may not adequately protect the company from significant interest rate risks.

The company's success depends on the company's ability to design, manufacture, distribute and achieve market acceptance of new products with higher functionality and lower costs.

The company sells products to customers primarily in markets that are characterized by technological change, product innovation and evolving industry standards, yet in which product price is increasingly a primary consideration in customers' purchasing decisions. The company is continually engaged in product development and improvement programs. The company must continue to design and improve innovative products, effectively distribute and achieve market acceptance of those products, and reduce the costs of producing the company's products, in order to compete successfully with the company's competitors. If competitors' product development capabilities become more effective than the company's product development capabilities, if competitors' new or improved products are accepted by the market before the company's products or if competitors are able to produce products at a lower cost and thus offer products for sale at a lower price, the company's business, financial condition and results of operation could be adversely affected.

The consolidation of health care customers and the company's competitors could result in a loss of customers or in additional competitive pricing pressures.

Numerous initiatives and reforms instituted by legislators, regulators and third-party payors to reduce home medical equipment costs have resulted in a consolidation trend in the home medical equipment industry as well as among the company's customers, including home health care providers. In the past, some of the company's competitors have been lowering the purchase prices of their products in an effort to attract customers. This in turn has resulted in greater pricing pressures, including pressure to offer customers more competitive pricing terms, and the exclusion of certain suppliers from important market segments as group purchasing organizations, independent delivery networks and large single accounts continue to consolidate purchasing decisions for some of the company's customers. Further consolidation could result in a loss of customers, in increased collectability risks, or in increased competitive pricing pressures.

Lower cost imports could negatively impact the company's profitability.

Lower cost imports sourced from Asia may negatively impact the company's sales volumes. In the past, competition from certain of these products has caused the company to lower its prices, cutting into the company's profit margins and reducing the company's overall profitability.

The company's reported results may be adversely affected by increases in reserves for uncollectible accounts receivable.

The company has a large balance of accounts receivable and has established a reserve for the portion of such accounts receivable that the company estimates will not be collected because of the company's customers' non-payment. The specific reserve is based on historical trends and current relationships with the company's customers and providers. Changes in the company's collection rates can result from a number of factors, including turnover in personnel, changes in the payment policies or practices of payors, changes in industry rates or pace of reimbursement or changes in the financial health of the company's customers. As a result of past recent changes in Medicare reimbursement regulations, specifically changes to the qualification processes and reimbursement levels of consumer power wheelchairs and custom power wheelchairs, the business viability of several of the company's customers had become questionable and several have failed. The company's reserve for uncollectible receivables has fluctuated in the past and will continue to fluctuate in the future. Changes in rates of collection or fluctuations, even if they are small in absolute terms, could require the company to increase its reserve for uncollectible receivables beyond its current level. The company has reviewed the accounts receivables, including those receivables financed through DLL, associated with many of its customers that are most exposed to these issues. If the business viability of certain of the company's customers deteriorates or if the company's credit policies are ineffective in reducing the company's exposures to credit risk, additional increases in reserves for uncollectible accounts may be necessary, which could adversely affect the company's financial results.

Difficulties in implementing or upgrading the company's Enterprise Resource Planning systems may disrupt the company's business.

During the fourth quarter of 2005, the company implemented the second phase of the company's primary Enterprise Resource Planning, or "ERP," system in North America. Primarily as a result of the complexities and business process changes associated with this implementation, the company encountered a number of issues related to the start-up of the system, including difficulties in processing orders, customer disruptions and the loss of some business. While the company believes that the difficulties associated with implementing and stabilizing the company's primary ERP system were temporary and have been addressed, there can be no assurance that the company will not experience additional ongoing disruptions or inefficiencies in the company's business operations as a result of new system implementations or upgrades, the final phases of which are to be completed in 2010.

The company is subject to certain risks inherent in managing and operating businesses in many different foreign jurisdictions.

The company has significant international operations, including operations in Australia, New Zealand, Mexico, Asia (primarily China) and Europe. There are risks inherent in operating and selling products internationally, including:

- different regulatory environments and reimbursement systems;
- difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;
- foreign customers who may have longer payment cycles than customers in the United States;
- tax rates in certain foreign countries that may exceed those in the United States and foreign earnings that may be subject to withholding requirements;
- the imposition of tariffs, exchange controls or other trade restrictions including transfer pricing restrictions when products produced in one country are sold to an affiliated entity in another country;
- general economic and political conditions in countries where the company operates or where end users of the company's products reside;
- security concerns and potential business interruption risks associated with political and/or social unrest in foreign countries where the company's facilities or assets are located;

- difficulties associated with managing a large organization spread throughout various countries;
- difficulties in enforcing intellectual property rights and weaker intellectual property rights protection in some countries;
- required compliance with a variety of foreign laws and regulations; and
- differing consumer product preferences.

The factors described above also could disrupt the company's product manufacturing/assembling and key suppliers located outside of the United States. For example, the company increasingly relies on its manufacturing and sourcing operations in China for the production of its products. Disruptions in the company's foreign operations, particularly those in China, may impact the company's revenues and profitability.

If the company's cost reduction efforts are ineffective, the company's revenues and profitability could be negatively impacted.

In response to reimbursement reductions, including competitive pricing pressures, the company continues to initiate numerous cost reduction efforts, including globalization of its product lines. The company may not be successful in achieving the operating efficiencies and operating cost reductions expected from these efforts and the company may experience business disruptions associated with the restructuring and cost reduction activities, including the restructuring activities previously announced and, in particular, the company's facility consolidations initiated in connection with these activities. These efforts may not produce the full efficiency and cost reduction benefits that the company expects. Further, these benefits may be realized later than expected, and the costs of implementing these measures may be greater than anticipated. If these measures are not successful, the company intends to undertake additional cost reduction efforts, which could result in future charges. Moreover, the company's ability to achieve other strategic goals and business plans and the company's financial performance may be adversely affected and the company could experience business disruptions with customers and elsewhere if the company's cost reduction and restructuring efforts prove ineffective.

The company's products are subject to recalls, which could harm the company's reputation and business.

The company is subject to ongoing medical device reporting regulations that require the company to report to the FDA or similar governmental authorities in other countries if the company's products cause, or contribute to, death or serious injury, or if they malfunction and would be likely to cause, or contribute to, death or serious injury if the malfunction were to recur. The FDA and similar governmental authorities in other countries have the authority to require the company to do a field correction or recall the company's products in the event of material deficiencies or defects in design or manufacturing. In addition, in light of a deficiency, defect in design or manufacturing or defect in labeling, the company may voluntarily elect to recall or correct the company's products. A government mandated or voluntary recall/field correction by the company could occur as a result of component failures, manufacturing errors or design defects, including defects in labeling. Any recall/field correction would divert managerial and financial resources and could harm the company's reputation with its customers, product users and the health care professionals that use, prescribe and recommend the company's products. The company could have product recalls or field actions that result in significant costs to the company in the future, and these actions could have a material adverse effect on the company's business.

The company may be adversely affected by legal actions or regulatory proceedings.

The company may be subject to claims, litigation or other liabilities as a result of injuries caused by allegedly defective products, acquisitions the company has completed or in the intellectual property area. Any such claims or litigation against the company, regardless of the merits, could result in substantial costs and could harm the company's business or its reputation. Intellectual property litigation or claims also could require the company to:

- cease manufacturing and selling any of the company's products that incorporate the challenged intellectual property;

- obtain a license from the holder of the infringed intellectual property right alleged to have been infringed, which license may not be available on commercially reasonable terms, if at all; or
- redesign or rename the company's products, which may not be possible, and could be costly and time consuming and could result in lost revenues and market share.

The results of legal proceedings are difficult to predict and the company cannot provide any assurance that an action or proceeding will not be commenced against the company, or that the company will prevail in any such action or proceeding. An unfavorable resolution of any legal action or proceeding could materially and adversely affect the company's business, results of operations, liquidity or financial condition or its reputation.

Product liability claims may harm the company's business, particularly if the number of claims increases significantly or the company's product liability insurance proves inadequate.

The manufacture and sale of home health care devices and related products exposes the company to a significant risk of product liability claims. From time to time, the company has been, and is currently, subject to a number of product liability claims alleging that the use of the company's products has resulted in serious injury or even death.

Even if the company is successful in defending against any liability claims, these claims could nevertheless distract the company's management, result in substantial costs, harm the company's reputation, adversely affect the sales of all the company's products and otherwise harm the company's business. If there is a significant increase in the number of product liability claims, the company's business could be adversely affected.

The company's captive insurance company, Invatection Insurance Company, currently has a policy year that runs from September 1 to August 31 and insures annual policy losses of $10,000,000 per occurrence and $13,000,000 in the aggregate of the company's North American product liability exposure. The company also has additional layers of external insurance coverage insuring up to $75,000,000 in annual aggregate losses arising from individual claims anywhere in the world that exceed the captive insurance company policy limits or the limits of the company's per country foreign liability limits as applicable. There can be no assurance that the company's current insurance levels will continue to be adequate or available at affordable rates.

Product liability reserves are recorded for individual claims based upon historical experience, industry expertise and indications from the third-party actuary. Additional reserves, in excess of the specific individual case reserves, are provided for incurred but not reported claims based upon actuarial valuations at the time such valuations are conducted. Historical claims experience and other assumptions are taken into consideration to estimate the ultimate reserves. For example, the actuarial analysis assumes that historical loss experience is an indicator of future experience, that the distribution of exposures by geographic area and nature of operations for ongoing operations is expected to be very similar to historical operations with no dramatic changes and that the government indices used to trend losses and exposures are appropriate. Estimates made are adjusted on a regular basis and can be impacted by actual loss awards and settlements on claims. While actuarial analysis is used to help determine adequate reserves, the company is responsible for the determination and recording of adequate reserves in accordance with accepted loss reserving standards and practices.

In addition, as a result of a product liability claim or if the company's products are alleged to be defective, the company may have to recall some of its products, may have to incur significant costs or may suffer harm to its business reputation.

The company's debt may limit the company's flexibility in operating its business.

The company's has substantial outstanding indebtedness. This indebtedness requires a significant portion of cash flow from operations to be dedicated to the payment of principal and or interest, thus reducing the company's ability to use its cash flow to fund its operations, capital expenditures and future business opportunities. The company's indebtedness also may limit the company's ability to react to changes in the economy or its industry.

The company's senior secured credit facilities and the indenture governing its 9 ¾% senior notes due 2015 contain various covenants that limit the company's ability to engage in specified types of transactions. In addition, under the company's senior secured credit facilities, it is required to satisfy and maintain specified financial ratios and other financial condition tests. These covenants could materially and adversely affect the company's ability to finance its future operations or capital needs. Furthermore, they may restrict the company's ability to conduct and expand its business and pursue its business strategies. The company's ability to meet these financial ratios and financial condition tests can be affected by events beyond its control, including changes in general economic and business conditions.

Failure to properly manage the distribution of the company's products may result in reduced revenue and profitability.

The company uses a variety of distribution methods to sell its products and services. The company's distribution network includes various customers such as specialized home health care providers and extended care facilities, hospital and HMO-based stores, home health agencies, mass merchandisers and the Internet. As the company reaches more customers worldwide through an increasing number of new distribution channels, inventory management becomes more challenging. If the company is unable to properly manage and balance inventory levels and potential conflicts among these various distribution methods, its operating results could be harmed.

If the company's patents and other intellectual property rights do not adequately protect the company's products, the company may lose market share to its competitors and may not be able to operate profitably.

The company relies on a combination of patents, trade secrets and trademarks to establish and protect the company's intellectual property rights in its products and the processes for the development, manufacture and marketing of the company's products.

The company uses non-patented proprietary know-how, trade secrets, undisclosed internal processes and other proprietary information and currently employs various methods to protect this proprietary information, including confidentiality agreements, invention assignment agreements and proprietary information agreements with various vendors, employees, independent sales agents, distributors, consultants and others. However, these agreements may be breached. The FDA or another governmental agency may require the disclosure of this information in order for the company to have the right to market a product. Trade secrets, know-how and other unpatented proprietary technology also may otherwise become known to, or independently developed by, the company's competitors.

In addition, the company holds U.S. and foreign patents relating to a number of its components and products and has patent applications pending with respect to other components and products. The company also applies for additional patents in the ordinary course of its business, as the company deems appropriate. However, these precautions offer only limited protection, and the company's proprietary information may become known to, or be independently developed by, competitors, or the company's proprietary rights in intellectual property may be challenged, any of which could have a material adverse effect on the company's business, financial condition and results of operations. Additionally, the company cannot assure that its existing or future patents, if any, will afford the company adequate protection or any competitive advantage, that any future patent applications will result in issued patents or that the company's patents will not be circumvented, invalidated or declared unenforceable.

Any proceedings before the U.S. Patent and Trademark Office could result in adverse decisions as to the priority of the company's inventions and the narrowing or invalidation of claims in issued patents. The company also could incur substantial costs in any proceeding. In addition, the laws of some of the countries in which the company's products are or may be sold may not protect the company's products and intellectual property to the same extent as U.S. laws, if at all. The company also may be unable to protect the company's rights in trade secrets and unpatented proprietary technology in these countries.

In addition, the company holds patent and other intellectual property licenses from third parties for some of its products and on technologies that are necessary in the design and manufacture of some of the company's products. The loss of these licenses could prevent the company from, or could cause additional disruption or expense in, manufacturing, marketing and selling these products, which could harm the company's business.

The company's operating results and financial condition could be adversely affected if the company becomes involved in litigation regarding its patents or other intellectual property rights.

Litigation involving patents and other intellectual property rights is common in the company's industry, and other companies within the company's industry have used intellectual property litigation in an attempt to gain a competitive advantage. The company currently is, and in the future may become, a party to lawsuits involving patents or other intellectual property. If the company loses any of these proceedings, a court or a similar foreign governing body could invalidate or render unenforceable the company's owned or licensed patents, require the company to pay significant damages, seek licenses and/or pay ongoing royalties to third parties, require the company to redesign its products, or prevent the company from manufacturing, using or selling its products, any of which would have an adverse effect on the company's results of operations and financial condition. The company has brought, and may in the future also bring, actions against third parties for infringement of the company's intellectual property rights. The company may not succeed in these actions. The defense and prosecution of intellectual property suits, proceedings before the U.S. Patent and Trademark Office or its foreign equivalents and related legal and administrative proceedings are both costly and time consuming. Protracted litigation to defend or prosecute the company's intellectual property rights could seriously detract from the time the company's management would otherwise devote to running its business. Intellectual property litigation relating to the company's products could cause its customers or potential customers to defer or limit their purchase or use of the affected products until resolution of the litigation.

The company is subject to extensive government regulation, and if the company fails to comply with applicable laws or regulations, the company could suffer severe criminal or civil sanctions or be required to make significant changes to the company's operations that could have a material adverse effect on the company's results of operations.

The company sells its products principally to medical equipment and home health care providers who resell or rent those products to consumers. Many of those providers (the company's customers) are reimbursed for the Invacare products sold to their customers and patients by third-party payors, including Medicare and Medicaid. The U.S. federal government and the governments in the states and other countries in which the company operates regulate many aspects of the company's business. As a medical device manufacturer, the company is subject to extensive government regulation, including numerous laws directed at preventing fraud and abuse and laws regulating reimbursement under various government programs. The marketing, invoicing, documenting and other practices of health care suppliers and manufacturers are all subject to government scrutiny. Government agencies periodically open investigations and obtain information from health care suppliers and manufacturers pursuant to the legal process. Violations of law or regulations can result in severe criminal, civil and administrative penalties and sanctions, including disqualification from Medicare and other reimbursement programs, which could have a material adverse effect on the company's business. The company has established numerous policies and procedures that the company believes are sufficient to ensure that the company will operate in substantial compliance with these laws and regulations. In addition, during 2009, the company hired a Director of Compliance and Internal Audit to continue to develop, implement, monitor and manage these policies and procedures, including internal controls, to comply with applicable legal, regulatory and company standards. The company cannot guarantee that the efforts of the Director will be effective to prevent a material adverse effect on the company's business from noncompliance issues.

The company received a subpoena in 2006 from the U.S. Department of Justice seeking documents relating to three long-standing and well-known promotional and rebate programs maintained by the company. The company believes that the programs described in the subpoena are in compliance with all applicable laws and the company has cooperated fully with the government investigation. As of February 2010, the subpoena remains pending.

Health care is an area of rapid regulatory change. Changes in the law and new interpretations of existing laws may affect permissible activities, the costs associated with doing business, and reimbursement amounts paid by federal, state and other third-party payors. The company cannot predict the future of federal, state and local regulation or legislation, including Medicare and Medicaid statutes and regulations, or possible changes in health care policies in any country in which the company conducts business. Future legislation and regulatory changes could have a material adverse effect on the company's business.

The company's research and development and manufacturing processes are subject to federal, state, local and foreign environmental requirements.

The company's research and development and manufacturing processes are subject to federal, state, local and foreign environmental requirements, including requirements governing the discharge of pollutants into the air or water, the use, handling, storage and disposal of hazardous substances and the responsibility to investigate and cleanup contaminated sites. Under some of these laws, the company also could be held responsible for costs relating to any contamination at the company's past or present facilities and at third-party waste disposal sites. These could include costs relating to contamination that did not result from any violation of law and, in some circumstances, contamination that the company did not cause. The company may incur significant expenses relating to the failure to comply with environmental laws. The enactment of stricter laws or regulations, the stricter interpretation of existing laws and regulations or the requirement to undertake the investigation or remediation of currently unknown environmental contamination at the company's own or third party sites may require the company to make additional expenditures, which could be material.

The company's failure to comply with regulatory requirements or receive regulatory clearance or approval for the company's products or operations in the United States or abroad could adversely affect the company's business.

The company's medical devices are subject to extensive regulation in the United States by the Food and Drug Administration, or the "FDA," and by similar governmental authorities in the foreign countries where the company does business. The FDA regulates virtually all aspects of a medical device's development, testing, manufacturing, labeling, promotion, distribution and marketing. In addition, the company is required to file reports with the FDA if the company's products cause, or contribute to, death or serious injury, or if they malfunction and would be likely to cause, or contribute to, death or serious injury if the malfunction were to recur. In general, unless an exemption applies, the company's wheelchair and respiratory medical devices must receive a pre-marketing clearance from the FDA before they can be marketed in the United States. The FDA also regulates the export of medical devices to foreign countries. The company cannot be assured that any of the company's devices, to the extent required, will be cleared by the FDA through the pre-market clearance process or that the FDA will provide export certificates that are necessary to export certain of the company's products. If FDA issues a warning letter as a result of its findings from recent inspections, the FDA could refuse to provide export certificates until the matters covered in the warning letter are resolved.

Additionally, the company may be required to obtain pre-marketing clearances to market modifications to the company's existing products or market its existing products for new indications. The FDA requires device manufacturers themselves to make and document a determination as to whether or not a modification requires a new clearance; however, the FDA can review and disagree with a manufacturer's decision. The company has applied for, and received, a number of such clearances in the past. The company may not be successful in receiving clearances in the future or the FDA may not agree with the company's decisions not to seek clearances for any particular device modification. The FDA may require a clearance for any past or future modification or a new indication for the company's existing products. Such submissions may require the submission of additional data and may be time consuming and costly, and ultimately may not be cleared by the FDA.

If the FDA requires the company to obtain pre-marketing clearances for any modification to a previously cleared device, the company may be required to cease manufacturing and marketing the modified device or to

recall the modified device until the company obtains FDA clearance and the company may be subject to significant regulatory fines or penalties. In addition, the FDA may not clear these submissions in a timely manner, if at all. The FDA also may change its policies, adopt additional regulations or revise existing regulations, each of which could prevent or delay pre-market clearance of the company's devices, or could impact the company's ability to market a device that was previously cleared. Any of the foregoing could adversely affect the company's business.

The company's failure to comply with the regulatory requirements of the FDA and other applicable U.S. regulatory requirements may subject the company to administrative or judicially imposed sanctions. These sanctions include warning letters, civil penalties, criminal penalties, injunctions, product seizure or detention, product recalls and total or partial suspension of production.

In many of the foreign countries in which the company markets its products, the company is subject to extensive regulations that are similar to those of the FDA, including those in Europe. The regulation of the company's products in Europe falls primarily within the European Economic Area, which consists of the 27 member states of the European Union, as well as Iceland, Liechtenstein and Norway. Only medical devices that comply with certain conformity requirements of the Medical Device Directive are allowed to be marketed within the European Economic Area. In addition, the national health or social security organizations of certain foreign countries, including those outside Europe, require the company's products to be qualified before they can be marketed in those countries. Failure to receive or delays in the receipt of, relevant foreign qualifications in the European Economic Area or other foreign countries could have a material adverse effect on the company's business.

The company's business strategy relies on certain assumptions concerning demographic trends that impact the market for its products. If these assumptions prove to be incorrect, demand for the company's products may be lower than expected.

The company's ability to achieve its business objectives is subject to a variety of factors, including the relative increase in the aging of the general population. The company believes that these trends will increase the need for its products. The projected demand for the company's products could materially differ from actual demand if the company's assumptions regarding these trends and acceptance of its products by health care professionals and patients prove to be incorrect or do not materialize. If the company's assumptions regarding these factors prove to be incorrect, the company may not be able to successfully implement the company's business strategy, which could adversely affect the company's results of operations. In addition, the perceived benefits of these trends may be offset by competitive or business factors, such as the introduction of new products by the company's competitors or the emergence of other countervailing trends, including lower reimbursement and pricing.

Decreased availability or increased costs of raw materials could increase the company's costs of producing its products.

The company purchases raw materials, fabricated components, some finished goods and services from a variety of suppliers. Raw materials such as plastics, steel, and aluminum are considered key raw materials. Where appropriate, the company employs contracts with its suppliers, both domestic and international. In those situations in which contracts are not advantageous, the company believes that its relationships with its suppliers are satisfactory and that alternative sources of supply are readily available. From time to time, however, the prices and availability of these raw materials fluctuate due to global market demands, which could impair the company's ability to procure necessary materials, or increase the cost of these materials. Inflationary and other increases in costs of these raw materials have occurred in the past and may recur from time to time. In addition, freight costs associated with shipping and receiving product and sales are impacted by fluctuations in the cost of oil and gas. A reduction in the supply or increase in the cost of those raw materials could impact the company's ability to manufacture its products and could increase the cost of production. As an example, inflation in China

has in the past and will probably in the future increase costs and an appreciation of the Yuan could have an unfavorable impact on the cost of key components and some finished goods. Demand in China and other developing countries for raw materials may result in increases in the cost of key commodities and could have a negative impact on the profits of the company if these increases cannot be passed onto the company's customers.

The loss of the services of the company's key management and personnel could adversely affect its ability to operate the company's business.

The company's future success will depend, in part, upon the continued service of key managerial, research and development staff and sales and technical personnel. In addition, the company's future success will depend on its ability to continue to attract and retain other highly qualified personnel. The company may not be successful in retaining its current personnel or in hiring or retaining qualified personnel in the future. The company's failure to do so could have a material adverse effect on the company's business. The company's executive officers have substantial experience and expertise in the company's industry. The company's future success depends, to a significant extent, on the abilities and efforts of its executive officers and other members of its management team. If the company loses the services of any of its management team, the company's business may be adversely affected.

The company's Chief Executive Officer and certain members of management own shares representing a substantial percentage of the company's voting power and their interests may differ from other shareholders.

The company has two classes of common stock. The Common Shares have one vote per share and the Class B Common Shares have 10 votes per share. As of January 1, 2010, the company's chairman and CEO, Mr. A. Malachi Mixon, III, and certain members of management beneficially own up to approximately 36% of the combined voting power of the company's Common Shares and Class B Common Shares and could influence the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of the company's assets. They also will have the power to influence or make more difficult a change in control. The interests of Mr. Mixon and his relatives may differ from the interests of the other shareholders and they may take actions with which some shareholders may disagree.

Since the company's ability to obtain further financing may be limited, the company may be unable to acquire strategic acquisition candidates.

The company's plans typically include identifying, acquiring, and integrating other strategic businesses. There are various reasons for the company to acquire businesses or product lines, including providing new products or new manufacturing and service capabilities, to add new customers, to increase penetration with existing customers, and to expand into new geographic markets. The company's ability to successfully grow through acquisitions depends upon its ability to identify, negotiate, complete and integrate suitable acquisitions and to obtain any necessary financing. The costs of acquiring other businesses could increase if competition for acquisition candidates increases. Further, the company is constrained under the current provisions of its existing credit facilities from consummating any sizeable acquisitions without amending its financing arrangements. If the company is unable to obtain the necessary financing, it may miss opportunities to grow its business through strategic acquisitions.

Additionally, the success of the company's acquisition strategy is subject to other risks and costs, including the following:

- the company's ability to realize operating efficiencies, synergies, or other benefits expected from an acquisition, and possible delays in realizing the benefits of the acquired company or products;
- diversion of management's time and attention from other business concerns;

- difficulties in retaining key employees of the acquired businesses who are necessary to manage these businesses;
- difficulties in maintaining uniform standards, controls, procedures and policies throughout acquired companies;
- adverse effects on existing business relationships with suppliers or customers;
- the risks associated with the assumption of contingent or undisclosed liabilities of acquisition targets; and
- ability to generate future cash flows or the availability of financing.

In addition, an acquisition could materially impair the company's operating results by causing the company to incur debt or requiring the amortization of acquisition expenses and acquired assets.

Armed hostilities, terrorism, natural disasters, or public health issues could harm the company's business.

Armed hostilities, terrorism, natural disasters, or public health issues, whether in the U.S. or abroad, could cause damage or disruption to the company, its suppliers or customers, or could create political or economic instability, any of which could harm the company's business. These events could cause a decrease in demand for the company's products, could make it difficult or impossible for the company to deliver products or for the company's suppliers to deliver materials, and could create delays and inefficiencies in the company's manufacturing operations.

Certain provisions of the company's debt agreements, its charter documents, its shareholder rights plan and Ohio law could delay or prevent the sale of the company.

Provisions of the company's debt agreements, its charter documents, its shareholder rights plan and Ohio law may make it more difficult for a third party to acquire, or attempt to acquire, control of the company even if a change in control would result in the purchase of shares of the company at a premium to market price. In addition, these provisions may limit the ability of shareholders of the company to approve transactions that they may deem to be in their best interest.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

The company owns or leases its warehouses, offices and manufacturing facilities and believes that these facilities are well maintained, adequately insured and suitable for their present and intended uses. Information concerning certain leased facilities of the company as of December 31, 2009 is set forth in Leases and Commitments in the Notes to the Consolidated Financial Statements of the company included in this report and in the table below:

North American/HME Operations	Square Feet	Ownership Or Expiration Date of Lease	Renewal Options	Use
Akron, Ohio	17,477	April 2012	One (1 yr.)	Offices
Alexandria, Virginia	230	September 2010	None	Offices
Alpharetta, Georgia	11,665	March 2014	None	Warehouse and Offices
Arlington, Texas	63,626	June 2011	One (3 yr.)	Warehouse
Atlanta, Georgia	113,614	April 2011	One (3 yr.)	Warehouse and Offices
Edison, New Jersey	75,291	November 2010	One (3 yr.)	Warehouse and Offices
Elyria, Ohio				
—Taylor Street	251,656	Own	—	Manufacturing and Offices
—Cleveland Street	141,657	November 2010	None	Warehouse
—One Invacare Way	50,000	Own	—	Headquarters
—1320 Taylor Street	30,000	January 2015	One (5 yr.)	Offices
—1160 Taylor Street	4,800	Own	—	Warehouse and Offices
Hong Kong, China	2,236	November 2012	None	Offices
Kansas City, Missouri	2,822	February 2013	One (3 yr.)	Offices
Kirkland, Quebec	26,196	November 2010	One (5 yr.)	Manufacturing, Warehouse and Offices
Knoxville, Tennessee	2,400	May 2012	One (1 yr.)	Warehouse and Offices
Lithia Springs, Georgia	4,000	December 2011	—	Warehouse and Offices
Marlboro, New Jersey	2,800	June 2010	None	Offices
Milwaukee, Wisconsin	3,200	January 2013	Two (3 yr.)	Warehouse and Offices
Mississauga, Ontario	61,375	February 2016	One (5 yr.)	Warehouse and Offices
Modesto, California	3,675	January 2013	Two (3 yr.)	Warehouse and Offices
Morton, Minnesota	28,400	May 2012	Two (3 yr.)	Manufacturing, Warehouse and Offices
Norristown, Pennsylvania	3,790	January 2013	None	Warehouse and Offices
North Ridgeville, Ohio	152,861	Own	—	Manufacturing, Warehouse and Offices
Pharr, Texas	4,375	November 2012	—	Warehouse
Pinellas Park, Florida	11,400	July 2010	None	Manufacturing and Offices
Pinellas Park, Florida	3,200	July 2010	One (1 yr.)	Manufacturing
Reynosa, Mexico	152,256	Own	—	Manufacturing and Offices
Richardson, Texas	7,920	December 2011	None	Warehouse and Offices
Sacramento, California	26,900	May 2011	None	Manufacturing, Warehouse and Offices
Sanford, Florida	116,272	Own	—	Manufacturing and Offices
Scarborough, Ontario	5,428	February 2011	None	Manufacturing and Offices
Simi Valley, California	38,501	February 2014	One (5 yr.)	Manufacturing, Warehouse and Offices
Spicewood, Texas	6,500	Month to Month	None	Manufacturing and Offices
Suzhou, China	45,150	May 2010	None	Manufacturing and Offices
Suzhou, China	87,128	November 2012	—	Warehouse and Offices
Tonawanda, New York	7,515	March 2013	None	Warehouse and Offices
Vaughan, Ontario	26,637	December 2010	None	Manufacturing and Offices

Invacare Supply Group	Square Feet	Ownership Or Expiration Date of Lease	Renewal Options	Use
Grand Prairie, Texas	87,508	August 2015	None	Warehouse and Offices
Jacksonville, Florida	79,652	September 2014	—	Warehouse and Offices
Jamesburg, New Jersey	83,200	March 2011	None	Warehouse and Offices
Milford, Massachusetts	29,582	December 2015	None	Offices
Rancho Cucamonga, California	55,890	May 2011	None	Warehouse and Offices
South Bend, Indiana	68,121	October 2015	One (3 yr.)	Warehouse and Offices
Institutional Products Group				
Elkhart, Indiana	43,481	September 2010	Two (3 yr.)	Manufacturing, Warehouse and Offices
London, Ontario	103,200	Own	—	Manufacturing and Offices
London, Ontario	5,648	Month to Month	None	Warehouse
St. Louis, Missouri	8,196	July 2013	Two (3 yr.)	Offices
Asia/Pacific Operations				
Auckland, New Zealand	30,518	September 2011	One (3 yr.)	Manufacturing, Warehouse and Offices
Banyo, QLD, Australia	26,791	July 2013	One (5 yr.)	Warehouse and Offices
Broadview, SA, Australia	16,146	October 2011	One (5 yr.)	Warehouse and Offices
Carrum Downs, VIC, Australia	16,006	December 2012	One (5 yr.)	Warehouse and Offices
Christchurch, New Zealand	13,691	December 2014	Two (6 yr.)	Offices
Christchurch, New Zealand	22,027	December 2015	One (3 yr.)	Manufacturing, Warehouse and Offices
Kidderminster, United Kingdom	6,200	January 2018	—	Warehouse and Offices
Malaga, WA, Australia	8,396	April 2010	—	Warehouse and Offices
North Olmsted, Ohio	2,280	October 2013	One (3 yr.)	Warehouse and Offices
North Rocks, NSW, Australia	45,712	August 2012	One (3 yr.)	Warehouse and Offices
Southport, QLD, Australia	1,119	Month to Month	—	Retail
Suzhou, China	41,290	June 2010	—	Manufacturing and Offices
Taipei, Taiwan	845	December 2010	—	Offices

European Operations	Square Feet	Ownership Or Expiration Date of Lease	Renewal Options	Use
Albstadt, Germany	78,523	February 2018	Two (5 yr.)	Manufacturing, Warehouse and Offices
Anderstorp, Sweden	47,576	Own	—	Manufacturing, Warehouse and Offices
Bergen, Norway	1,076	November 2012	One (5 yr.)	Warehouse and Offices
Bridgend, Wales	131,522	December 2086	—	Manufacturing, Warehouse and Offices
Brondby, Denmark	17,922	June 2010	One (1 yr.)	Warehouse and Offices
Dio, Sweden	110,524	Own	—	Manufacturing, Warehouse and Offices
Dublin, Ireland	5,000	December 2024	Three (5 yr.)	Warehouse and Offices
Ede, The Netherlands	12,917	November 2011	One (5 yr.)	Warehouse
Ede, The Netherlands	9,257	November 2011	One (5 yr.)	Warehouse and Offices
Fondettes, France	191,856	Own	—	Manufacturing and Warehouse
Girona, Spain	14,639	January 2012	One (1 yr.)	Warehouse and Offices
Gland, Switzerland	5,586	September 2012	One (5 yr.)	Offices
Gland, Switzerland	1,184	September 2012	One (4 yr.)	Offices
Goteberg, Sweden	7,502	September 2012	One (3 yr.)	Warehouse and Offices
Hong, Denmark	155,541	Own	—	Manufacturing, Warehouse and Offices
Isny, Germany	47,232	Own	—	Manufacturing, Warehouse and Offices
Isny, Germany	1,615	Own	—	Warehouse
Landskrona, Sweden	3,100	December 2010	One (3 yr.)	Warehouse
Loppem, Belgium	4,036	March 2015	One (3 yr.)	Warehouse and Offices
Mondsee, Austria	2,153	March 2011	One (3 yr.)	Warehouse and Offices
Odense, Denmark	1,776	June 2010	One (1 yr.)	Warehouse and Offices
Oporto, Portugal	88,270	December 2015	One (7 yr.)	Manufacturing, Warehouse and Offices
Oskarshamn, Sweden	3,552	April 2011	One (1 yr.)	Warehouse
Oslo, Norway	36,414	August 2011	—	Warehouse and Offices
Pencoed, United Kingdom	150,000	December 2019	—	Manufacturing and Offices
Porta Westfalica, Germany	134,563	October 2021	Two (5yr.)	Manufacturing, Warehouse and Offices
Spanga, Sweden	3,229	December 2010	One (3 yr.)	Warehouse and Offices
Spanga, Sweden	16,146	Own	—	Warehouse and Offices
St. Cyr sur Loire, France	538	Own	—	Offices
Thiene, Italy	21,528	Own	—	Warehouse and Offices
Thiene, Italy	10,764	October 2012	—	Warehouse
Trondheim, Norway	3,229	November 2010	One (3 yr.)	Services and Offices
Witterswil, Switzerland	40,343	March 2015	One (5 yr.)	Manufacturing, Warehouse and Offices
Witterswil, Switzerland	2,319	June 2010	—	Warehouse
Witterswil, Switzerland	4,080	June 2010	—	Warehouse

Item 3. Legal Proceedings.

In the ordinary course of its business, Invacare is a defendant in a number of lawsuits, primarily product liability actions in which various plaintiffs seek damages for injuries allegedly caused by defective products. All of the product liability lawsuits have been referred to the company's insurance carriers and generally are contested vigorously. The coverage territory of the company's insurance is worldwide with the exception of those countries with respect to which, at the time the product is sold for use or at the time a claim is made, the U.S. government has suspended or prohibited diplomatic or trade relations. Management does not believe that the outcome of any of these actions will have a material adverse effect upon the company's business or financial condition.

The company received a subpoena in 2006 from the U.S. Department of Justice seeking documents relating to three long-standing and well-known promotional and rebate programs maintained by the company. The company believes that the programs described in the subpoena are in compliance with all applicable laws and the company has cooperated fully with the government investigation. As of February 2010, the subpoena remains pending.

Item 4. Submission of Matters to a Vote of Security Holders.

During the fourth quarter of 2009, no matter was submitted to a vote of the company's security holders.

Executive Officers of the Registrant.*

The following table sets forth the names of the executive officers of Invacare, each of whom serves at the pleasure of the Board of Directors, as well as certain other information.

Name	Age	Position
A. Malachi Mixon, III	69	Chairman of the Board of Directors and Chief Executive Officer
Gerald B. Blouch	63	President, Chief Operating Officer and Director
Robert K. Gudbranson	46	Senior Vice President, Chief Financial Officer and Treasurer
Anthony C. LaPlaca	51	Senior Vice President—General Counsel and Secretary
Joseph B. Richey, II	73	President—Invacare Technologies Division, Senior Vice President—Electronic and Design Engineering and Director
Louis F.J. Slangen	62	Senior Vice President—Global Market Development
Patricia A. Stumpp	47	Senior Vice President—Human Resources

* The description of executive officers is included pursuant to Instruction 3 to Section (b) of Item 401 of Regulation S-K.

A. Malachi Mixon, III has been a director since 1979. Mr. Mixon has been Chief Executive Officer since 1979 and Chairman of the Board since 1983 and also served as President until 1996, when Gerald B. Blouch, Chief Operating Officer, was elected President. Mr. Mixon serves on the Board of Directors of The Sherwin-Williams Company (NYSE), Cleveland, Ohio, a manufacturer and distributor of coatings and related products and Park-Ohio Holdings Corp. (NASDAQ), Cleveland, Ohio, a diversified manufacturing services and products holding company. Mr. Mixon serves as Chairman of the Board of Trustees of The Cleveland Clinic Foundation, Cleveland, Ohio, one of the world's leading academic medical centers. Mr. Mixon previously served on the Board of Directors of Lamson & Sessions from 1990 until it was sold in November 2007.

Gerald B. Blouch has been President and a director of Invacare since November 1996. Mr. Blouch has been Chief Operating Officer since December 1994 and Chairman—Invacare International since December 1993. Previously, Mr. Blouch was President—Homecare Division from March 1994 to December 1994 and Senior Vice President—Homecare Division from September 1992 to March 1994. Mr. Blouch served as Chief Financial Officer of Invacare from May 1990 to May 1993 and Treasurer of Invacare from March 1991 to May 1993.

Robert K. Gudbranson was appointed Senior Vice President and Chief Financial Officer in April 2008. From October 2005 until his appointment at Invacare, Mr. Gudbranson served as Vice President of Strategic Planning and Acquisitions at Lincoln Electric Holdings, Inc. (NASDAQ: LECO), a $2.0 billion global manufacturer of welding, brazing and soldering products located in Cleveland, Ohio. Prior to joining Lincoln Electric, Mr. Gudbranson served as Director of Business Development and Investor Relations at Invacare from June 2002 to October 2005. Mr. Gudbranson has also served as Invacare's Assistant Treasurer and as the European Finance Director.

Anthony C. LaPlaca was appointed Senior Vice President, General Counsel and Secretary effective January 2009. Previously, Mr. LaPlaca served as Vice President and General Counsel for six and a half years with Bendix Commercial Vehicle Systems LLC, a member of the Knorr-Bremse group. Prior to that, he served as Vice President and General Counsel to Honeywell Transportation & Power Systems and General Counsel to Honeywell Commercial Vehicle Systems LLC.

Joseph B. Richey, II has been a director since 1980 and in September 1992 was named President—Invacare Technologies Division and Senior Vice President—Electronic and Design Engineering. Previously, Mr. Richey was Senior Vice President of Product Development from July 1984 to September 1992 and Senior Vice President and General Manager of North American Operations from September 1989 to September 1992. Mr. Richey is also a member of the Board of Trustees for Case Western Reserve University and The Cleveland Clinic Foundation. Mr. Richey previously served on the Board of Directors of Steris Corporation from 1987 to July 2009.

Louis F. J. Slangen was named Senior Vice President—Global Market Development in June 2004. Previously, Mr. Slangen was Senior Vice President—Sales & Marketing from December 1994 to June 2004 and from September 1989 to December 1994 was Vice President—Sales and Marketing. Mr. Slangen was previously President—Rehab Division from March 1994 to December 1994 and Vice President and General Manager—Rehab Division from September 1992 to March 1994.

Patricia A. Stumpp has been the Senior Vice President—Human Resources since September 2009. Mrs. Stumpp joined Invacare in 1991 and was promoted to her current position in 2009. Prior to her promotion, Mrs. Stumpp served as Director of Compensation & Benefits from January 2001 to August 2009 and as Director of Human Resources Group from August 2006 until August 2009. She also has prior experience in healthcare, small business and the services industry. She holds a BA in Psychology and MBA from The University of Toledo.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Invacare's Common Shares, without par value, trade on the New York Stock Exchange (NYSE) under the symbol "IVC." Ownership of the company's Class B Common Shares (which are not listed on NYSE) cannot be transferred, except, in general, to family members. Class B Common Shares may be converted into Common Shares at any time on a share-for-share basis. The number of record holders of the company Common Shares and Class B Common Shares at February 23, 2010 was 3,310 and 24, respectively. The closing sale price for the Common Shares on February 22, 2010 as reported by NYSE was $27.84. The prices set forth below do not include retail markups, markdowns or commissions.

The range of high and low quarterly prices of the Common Shares and dividends in each of the two most recent fiscal years were as follows:

	2009			2008		
	High	Low	Cash Dividends Declared	High	Low	Cash Dividends Declared
Quarter Ended:						
December 31	$26.19	$21.22	$0.0125	$24.67	$15.52	$0.0125
September 30	23.55	17.02	0.0125	26.44	19.50	0.0125
June 30	17.70	15.06	0.0125	22.38	17.26	0.0125
March 31	19.81	14.67	0.0125	25.62	21.49	0.0125

During 2009 and 2008, the Board of Directors also declared annualized dividends of $0.045 per Class B Common Share. For information regarding limitations on the payment of dividends in the company loan and note agreements, see Long Term Debt in the Notes to the Consolidated Financial Statements included in this report. The Common Shares are entitled to receive cash dividends at a rate of at least 110% of cash dividends paid on the Class B Common Shares.

SHAREHOLDER RETURN PERFORMANCE GRAPH

The following graph compares the yearly cumulative total return on Invacare's common shares against the yearly cumulative total return of the companies listed on the Standard & Poor's 500 Stock Index, the Russell 2000 Stock Index and the S&P Healthcare Equipment & Supplies Index*.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Invacare Corporation, The S&P 500 Index,
The Russell 2000 Index And S&P Healthcare Equipment & Supplies



$140
$120
$100
$80
$60
$40
$20
$0
12/04
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Invacare Corporation — S&P 500 — Russell 2000 — S&P Healthcare Equipment & Supplies

	12/04	12/05	12/06	12/07	12/08	12/09
Invacare Corporation	$100.00	$ 68.16	$ 53.24	$ 51.78	$33.82	$ 54.49
S&P 500	100.00	104.91	121.48	128.16	80.74	102.11
Russell 2000	100.00	104.55	123.76	121.82	80.66	102.58
S&P Healthcare Equipment & Supplies	$100.00	$103.69	$104.51	$113.82	$79.42	$101.91

* The S&P Healthcare Equipment & Supplies Index is a capitalization-weighted average index comprised of health care companies in the S&P 500 Index.

The graph assumes $100 invested on December 31, 2004 in the common shares of Invacare Corporation, S&P 500 Index, Russell 2000 Index and the S&P Healthcare Equipment & Supplies Index, including reinvestment of dividends, through December 31, 2009.

The following table presents information with respect to repurchases of common shares made by the company during the three months ended December 31, 2009. All of the repurchased shares were surrendered to the company by employees for tax withholding purposes in conjunction with the vesting of restricted shares held by the employees under the company's 2003 Performance Plan.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs (1)
10/1/2009-10/31/09	—	$ —	—	1,362,900
11/1/2009-11/30/09	20,098	23.80	—	1,362,900
12/1/2009-12/31/09	2,181	25.17	—	1,362,900
Total	22,279	$23.93	—	1,362,900

(1) On August 17, 2001, the Board of Directors authorized the company to purchase up to 2,000,000 Common Shares, excluding any shares acquired from employees or directors as a result of the exercise of options or vesting of restricted shares pursuant to the company's performance plans. To date, the company has purchased 637,100 shares with authorization remaining to purchase 1,362,900 more shares. The company purchased no shares pursuant to this Board authorized program during 2009.

Item 6. Selected Financial Data.

The selected consolidated financial data set forth below with respect to the company's consolidated statements of operations, cash flows and shareholders' equity for the fiscal years ended December 31, 2009, 2008 and 2007, and the consolidated balance sheets as of December 31, 2009 and 2008 are derived from the Consolidated Financial Statements included elsewhere in this Form 10-K. The consolidated statements of earnings, cash flows and shareholders' equity data for the fiscal years ended December 31, 2006 and 2005 and consolidated balance sheet data for the fiscal years ended December 31, 2007, 2006 and 2005 are derived from the company's previously filed Consolidated Financial Statements. The data set forth below should be read in conjunction with Item 7—"Management's Discussion and Analysis of Financial Condition and Results of Operations" and the company's Consolidated Financial Statements and Notes thereto included elsewhere in this Form 10-K.

	2009 *	2008 **	2007 ***	2006 ****	2005 *****
	(In thousands, except per share and ratio data)				
Earnings					
Net Sales	$1,693,136	$1,755,694	$1,602,237	$1,498,035	$1,529,732
Net Earnings (loss)	41,179	34,857	(1,714)	(317,774)	48,852
Net Earnings (loss) per Share—Basic	1.29	1.09	(0.05)	(10.00)	1.55
Net Earnings (loss) per Share—Assuming Dilution	1.29	1.09	(0.05)	(10.00)	1.51
Dividends per Common Share	0.05	0.05	0.05	0.05	0.05
Dividends per Class B Common Share	0.04545	0.04545	0.04545	0.04545	0.04545
Balance Sheet					
Current Assets	$ 528,464	$ 551,058	$ 591,085	$ 655,758	$ 594,466
Total Assets	1,359,501	1,314,473	1,500,042	1,490,451	1,646,772
Current Liabilities	290,327	284,998	326,611	447,976	356,707
Working Capital	238,137	266,060	264,474	207,782	237,759
Long-Term Debt	272,234	407,707	457,233	448,883	457,753
Other Long-Term Obligations	95,703	88,826	106,046	107,223	78,619
Shareholders' Equity	701,237	532,942	610,152	486,369	753,693
Other Data					
Research and Development Expenditures	$ 25,725	$ 24,764	$ 22,491	$ 22,146	$ 23,247
Capital Expenditures	17,999	19,957	20,068	21,789	30,924
Depreciation and Amortization	40,562	43,744	43,717	39,892	40,524
Key Ratios					
Return on Sales %	2.4	2.0	(.1)	(21.2)	3.2
Return on Average Assets %	3.1	2.5	(.1)	(20.3)	3.0
Return on Beginning Shareholders' Equity %	7.7	5.7	(.4)	(42.2)	6.5
Current Ratio	1.8:1	1.9:1	1.8:1	1.5:1	1.7:1
Debt-to-Equity Ratio	0.4:1	0.8:1	0.7:1	0.9:1	0.6:1

* Reflects restructuring charge of $4,804 ($4,124 after tax or $.13 per share assuming dilution).

** Reflects restructuring charge of $4,766 ($4,516 after tax or $.14 per share assuming dilution) and the retrospective application of FSP APB 14-1 as codified in *Debt with Conversion and Other Options,* ASC 470-20 to decrease Net Earnings by $3,694 ($3,694 after tax or $.12 per share assuming dilution), decrease Long-Term Debt and increase Shareholders' Equity by $52,414, respectively.

*** Reflects restructuring charge of $11,408 ($10,478 after tax or $.33 per share assuming dilution), $13,408 expense related to finance charges, interest and fees associated with the company's previously reported debt covenant violations ($13,408 after tax or $.42 per share assuming dilution) and the retrospective application of FSP APB 14-1 to decrease Net Earnings by $2,904 ($2,904 after tax or $.09 per share assuming dilution), decrease Long-Term Debt and increase Shareholders' Equity by $56,109, respectively.

**** Reflects restructuring charge of $21,250 ($18,700 after tax or $.59 per share assuming dilution), $3,745 expense related to finance charges, interest and fees associated with the company's previously reported debt covenant violations ($3,300 after tax or $.10 per share assuming dilution), $26,775 expense related to accounts receivable collectability issues arising primarily from Medicare reimbursement reductions for power wheelchairs announced on November 15, 2006 ($26,775 after tax or $.84 per share assuming dilution), $300,417 expense for an impairment charge related to the write-down of goodwill and other intangible assets ($300,417 after tax or $9.45 per share assuming dilution).

***** Reflects restructuring charge of $7,533 ($5,160 after tax or $0.16 per share assuming dilution).

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

OUTLOOK

The company expects the organic sales growth seen in the fourth quarter of 2009 to continue with some additional improvement during 2010 due to improving market conditions. This growth is forecast despite the potential for pricing and reimbursement pressures in some markets. For the European segment, there has been some discussion by the French government of reduced wheelchair reimbursement for 2010, although there is no legislation underway to the company's knowledge. For the IPG business and the Australian distribution business, delays in purchases by long-term care facilities may continue, although such delays are not expected to continue throughout the year. In the NA/HME segment, organic sales growth for the year is expected to improve, although growth in specific products may vary by quarter. Finally, the company has not included in its guidance any negative impact from the potential medical device excise tax included in, or other adverse impacts from, proposed health care reform legislation in the United States. If further action is taken by the U.S. Congress and the President, the company will update the information it has already shared on the potential impact of the proposed legislation.

The company faces two potentially significant issues entering 2010. First, there has been some recent weakening of foreign currencies against the U.S. dollar; however, the rates are generally close to or above the averages seen in 2009. The company did not plan for a substantial strengthening of the U.S. dollar. Second, commodity prices have increased during the fourth quarter of 2009, although contracts have kept that higher cost from impacting the 2009 fourth quarter results. For 2010, the company has forecast its plan based on commodity prices consistent with those seen at year end 2009. The company does not expect a substantial rise in commodity prices in 2010 from those levels.

Organic sales growth, earnings and cash flow for 2010 are expected to be consistent with the guidance provided in the company's February 4, 2010 press release. The guidance should be read in conjunction with the information contained herein under "Risk Factors" and "Forward-Looking Information."

RESULTS OF OPERATIONS

2009 Versus 2008

Charge Related to Restructuring Activities. Throughout 2009, the company continued its cost reduction and profit improvement initiatives, which now are substantially complete as related to restructuring activities. The company has achieved tremendous benefits from its cost reduction initiatives, principally related to product sourcing savings, headcount reductions and manufacturing consolidation. However, as was expected, a significant portion of this benefit was offset by continued pricing pressures and product mix shift toward lower margin product, primarily in the U.S. and Europe, as a result of reimbursement changes.

Restructuring charges of $4,804,000 were incurred during 2009 of which $298,000 was recorded in cost of goods sold, since it relates to inventory markdowns, and the remaining charge amount was included in the Charge Related to Restructuring Activities in the Consolidated Statement of Operations. The costs incurred during 2009 were principally for severance expenses.

Net Sales. Consolidated net sales for 2009 decreased 3.6% for the year, to $1,693,136,000 from $1,755,694,000 in 2008. Foreign currency translation decreased net sales by four percentage points while acquisitions increased sales by less than one percentage point. The remaining increase was driven by performance in NA/HME, ISG and Europe.

North America/Home Medical Equipment

NA/HME net sales increased 0.9% in 2009 versus the prior year to $748,401,000 from $741,502,000 with acquisitions increasing net sales by one percentage point while foreign currency translation decreased net sales

by one percentage point. These sales consist of Rehab (power wheelchairs, custom manual wheelchairs, personal mobility and seating and positioning), Standard (manual wheelchairs, personal care, home care beds, low air loss therapy and patient transport), and Respiratory (oxygen concentrators, HomeFill® oxygen delivery systems, sleep apnea, aerosol therapy and other respiratory) products. The standard product line net sales improved by 5.5% in 2009, driven by increased volumes in beds, patient transport and therapeutic support surfaces products. Rehab product line net sales decreased by 0.6% in 2009, despite volume increases in custom power products. The respiratory product line net sales decreased by 8.1% in 2009, primarily driven by lower sales of HomeFill® oxygen delivery systems to national providers.

Invacare Supply Group

ISG net sales increased 5.4% in 2009 over the prior year to $280,295,000 from $265,818,000. Acquisitions and foreign currency translation had no impact on the sales increase. These sales principally consist of ostomy, incontinence, diabetic, enterals, wound care and other medical supply products. The net sales increase was primarily in diabetic, incontinence and wound care products.

Institutional Products Group

IPG net sales decreased 10.3% in 2009 over the prior year to $89,423,000 from $99,662,000. Foreign currency translation decreased net sales by approximately one percentage point. These sales consist of bed, furniture, home medical equipment, and bathing equipment products sold into the long-term care market. The net sales decrease was largely driven by continued weakness in capital expenditures by nursing home customers, due primarily to budgetary pressures in state Medicaid programs.

Europe

European net sales decreased 9.2% in 2009 compared to the prior year to $503,084,000 from $553,845,000 with foreign currency translation decreasing net sales by nine percentage points. The net sales decrease was the result of sales declines primarily in France, where sales of beds and wheelchairs into nursing homes weakened as a result of changes in reimbursement rules. This decline was partially offset by favorable net sales performance in the U.K. region.

Asia/Pacific

Asia/Pacific net sales decreased 24.2% in 2009 from the prior year to $71,933,000 from $94,867,000. Foreign currency translation decreased net sales by eight percentage points. The sales decline at the Company's subsidiary, which manufactures controllers, was largely due to external customers whose demand for inventory remained weak in the current economic environment. The Company's Australian distribution business had lower sales due in large part to weak demand from long-term care facilities which continue to delay capital purchases. Changes in exchange rates, particularly with the Euro and U.S. Dollar, have had, and may continue to have, a significant impact on sales in this segment.

Gross Profit. Consolidated gross profit as a percentage of net sales was 29.1% in 2009 as compared to 27.8% in 2008. The margin improvement compared to the prior year for all segments except Asia/Pacific and Europe was primarily the result of volume increases and cost reduction activities, including commodity cost and freight reductions.

NA/HME gross profit as a percentage of net sales was 34.1% in 2009 versus 30.5% in 2008. The significant improvement in margins was primarily a result of increased volumes, selective price increases implemented in the second half of 2008 and cost reduction initiatives.

ISG gross profit as a percentage of net sales increased 1.1 percentage points in comparison to the prior year. The improvement was primarily as a result of volume increases, freight reduction programs and reduced discounts associated with lower sales to larger providers.

IPG gross profit as a percentage of net sales increased 5.0 percentage points in 2009 from the prior year. The increase in margin is primarily attributable to selective price increases introduced in the second half of 2008 and cost reduction activities associated with commodity and freight costs.

Gross profit in Europe as a percentage of net sales declined 0.7 percentage points in 2009 from the prior year. The decrease was primarily a result of unfavorable product mix toward lower margin product and unfavorable foreign currency transactions partially offset by cost reduction activities associated with commodity and freight costs.

Gross profit in Asia/Pacific as a percentage of net sales decreased by 7.6 percentage points in 2009 from the prior year. The decrease was primarily as a result of volume declines and unfavorable foreign currency impact principally due to the strengthening of the U.S. dollar.

Selling, General and Administrative. Consolidated selling, general and administrative expenses as a percentage of net sales were 23.5% in 2009 and 22.7% in 2008. The overall dollar increase was $392,000 or 0.1%, with foreign currency translation decreasing expenses by $14,143,000 or four percentage points and acquisitions increasing expenses by approximately $1,804,000 or one percentage point. Excluding acquisitions and foreign currency translation impact, selling, general and administrative (SG&A) expenses increased $12,731,000 or 3.2%. This increase is primarily attributable to higher bad debt expense and unfavorable foreign currency transactions.

SG&A expenses for NA/HME increased 5.4% or $10,604,000 in 2009 compared to 2008. Acquisitions increased these expenses by approximately $1,804,000 while foreign currency decreased SG&A expense by $969,000. Excluding foreign currency translation, SG&A expense increased $9,769,000 or 4.9% primarily due to higher bad debt expense.

SG&A expenses for ISG increased by 6.7% or $1,754,000 in 2009 compared to 2008. The increase is primarily attributable to higher bad debt expense.

SG&A expenses for IPG increased by 6.3% or $922,000 in 2009 compared to 2008. Foreign currency translation decreased SG&A expenses by approximately one percentage point or $185,000. Excluding the impact of foreign currency translation, SG&A expenses increased by $1,107,000 due to unfavorable currency transaction effects associated with the Canadian Dollar versus the U.S. Dollar.

European SG&A expenses decreased by 8.0% or $10,593,000 in 2009 compared to 2008. Foreign currency translation decreased SG&A expenses by approximately $9,812,000. Excluding the foreign currency translation impact, SG&A expenses decreased by $781,000.

Asia/Pacific SG&A expenses decreased 8.3% or $2,295,000 in 2009 compared to 2008. Foreign currency translation decreased expenses by $3,177,000. Excluding the foreign currency translation impact, SG&A expenses increased $882,000 or 3.2% primarily due to unfavorable currency transaction effects.

Debt Finance Charges, Interest and Fees Associated with Debt Refinancing. In 2009, the Company fully paid down its $250,000,000 term loan facility which was not due to expire until February 2013. As a result, deferred financing fees of $2,878,000 pre-tax, which were previously capitalized, were expensed in the NA/HME operating segment.

Asset write-downs to intangibles and investments. The company has made other investments in limited partnerships and non-marketable equity securities, which are accounted for using the cost method, adjusted for

any estimated declines in value. These investments were acquired in private placements and there are no quoted market prices or stated rates of return and the company does not have the ability to easily sell these investments. The company completed an evaluation of the residual value related to these investments in the fourth quarter of 2009 which considered the weakening in the commercial real estate market as well as the redemption of one of the investments for a nominal amount and as a result, the company recognized impairment charges totaling $6,713,000 pre-tax which is included in the All Other segment.

In accordance with ASC 350, *Intangibles—Goodwill and Other*, the company reviews intangibles for impairment. As a result of the company's 2009 intangible impairment review, impairment charges of $896,000 and $800,000 were recorded related to trademarks for Europe and a customer list for NA/HME, respectively as the actual cash flows associated with these intangibles were less than what was originally used to value the intangibles.

Interest. Interest expense decreased to $33,150,000 in 2009 from $42,927,000 in 2008, representing a 22.8% decrease. This decrease was attributable to debt reduction during the year and, to a lesser extent, decreased borrowing rates in 2009 compared to 2008. Interest income in 2009 was $1,674,000, which was lower than the prior year amount of $3,045,000, primarily due to decreased volume of financing provided to customers. As a result of the company's adoption, effective January 1, 2009, of FASB Staff Position APB 14-1, *Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)* (FSP APB 14-1) as codified in *Debt with Conversion and Other Options,* ASC 470-20, the company's 2009 financial statements contain restated amounts for 2008 and 2007 that reflect an increase in interest expense of $3,694,000 and $2,904,000 for 2008 and 2007, respectively. See "Accounting Policies" in the Notes to Consolidated Financial Statements included elsewhere in this report.

Income Taxes. The company had an effective tax rate of 12.9% in 2009 and 27.1% in 2008. The company's effective tax rate is lower than the expected U.S. federal statutory rate due to earnings abroad being taxed at rates lower than the U.S. statutory rate. The company's rate was increased each year due to losses without benefit, due to valuation allowances in the United States, Australia and New Zealand. In addition, the 2009 tax rate was benefitted by a loss carryback, due to a tax law change in the United States, which previously was fully offset by a valuation allowance. See "Income Taxes" in the Notes to the Consolidated Financial Statements included elsewhere in this report for more detail.

Research and Development. The company continues to invest in research and development activities to maintain its competitive advantage. The company dedicates funds to applied research activities to ensure that new and enhanced design concepts are available to its businesses. Research and development expenditures, which are included in costs of products sold, increased to $25,725,000 in 2009 from $24,764,000 in 2008. The expenditures, as a percentage of net sales, were 1.5% and 1.4% in 2009 and 2008, respectively.

2008 Versus 2007

Charge Related to Restructuring Activities. Throughout 2008, the company continued its cost reduction and profit improvement initiatives. The benefits achieved from the cost reduction initiatives, principally related to product sourcing savings, headcount reductions and manufacturing consolidation, totaled approximately $18,000,000 for 2008, which was slightly less than the company's expectations due to increases in commodity costs. As expected, a significant portion of this benefit was offset by continued pricing pressures and product mix shift toward lower margin product, primarily in the U.S. and Europe, as a result of reimbursement changes.

Restructuring charges of $4,766,000 were incurred during 2008 of which $1,817,000 was recorded in cost of goods sold, since it relates to inventory markdowns, and the remaining charge amount was included in the Charge Related to Restructuring Activities in the Consolidated Statement of Operations. The costs incurred during 2008 were principally for severance, product line discontinuation and costs associated with facility closures.

Net Sales. Consolidated net sales for 2008 increased 9.6% for the year, to $1,755,694,000 from $1,602,237,000 in 2007. Foreign currency translation increased net sales by two percentage points while acquisitions increased sales by less than a one percentage point. The remaining increase was primarily driven by performance in NA/HME and Europe; however, sales growth was achieved by all segments. NA/HME recognized double-digit sales growth in all major product lines, except Rehab, which had 4% growth, excluding Consumer Power products. European net sales growth resulted from volume increases in most regions, especially the United Kingdom, which benefited from new product introductions, including the HomeFill® oxygen delivery system.

North America/Home Medical Equipment

NA/HME net sales increased 10.8% in 2008 versus 2007 to $741,502,000 from $669,364,000 with acquisitions increasing net sales by one percentage point while foreign currency translation did not have a material impact. These sales consist of Rehab (power wheelchairs, custom manual wheelchairs, personal mobility and seating and positioning), Standard (manual wheelchairs, personal care, home care beds, low air loss therapy and patient transport), and Respiratory (oxygen concentrators, HomeFill® oxygen delivery systems, sleep apnea, aerosol therapy and other respiratory) products. Standard product line net sales improved by 14.7% in 2008, driven by increased volumes in manual wheelchairs, patient aids and beds. Rehab product line net sales increased by 4.0% in 2008, despite volume declines in the consumer power product line resulting from the company's previous decision to terminate sales to a large national account. Excluding consumer power products, Rehab product line net sales increased 8.0% driven by volume increases in custom power and custom manual wheelchairs. Respiratory product line sales increased by 13.0% in 2008, primarily attributable to increased unit volumes of oxygen concentrators and HomeFill® oxygen delivery systems.

Invacare Supply Group

ISG net sales increased 3.4% in 2008 over the prior year to $265,818,000 from $256,993,000. Acquisitions and foreign currency translation had no impact on the sales increase. These sales consist of ostomy, incontinence, diabetic, wound care and other medical supply products. The increase is primarily attributable to home delivery program net sales and private label brand net sales.

Institutional Products Group

IPG net sales increased 13.3% in 2008 over the prior year to $99,662,000 from $87,967,000. Foreign currency translation did not materially impact net sales. These sales consist of bed, furniture, home medical equipment, and bathing equipment products sold into the long-term care market. The increase is primarily attributable to new products introduced late in 2007 including beds, therapeutic support surfaces and clinical recliners.

Europe

European net sales increased 11.2% in 2008 compared to the prior year to $553,845,000 from $498,109,000 with foreign currency translation increasing net sales by six percentage points. Net sales were strong in most countries with the exception of Germany due to reimbursement and pricing pressures.

Asia/Pacific

Asia/Pacific net sales increased 5.6% in 2008 from the prior year to $94,867,000 from $89,804,000. Foreign currency translation decreased net sales by one percentage point. The improvement was the result of volume increases in the company's distribution business in New Zealand and at the company's subsidiary which manufactures microprocessor controllers.

Gross Profit. Consolidated gross profit as a percentage of net sales was 27.8% in 2008 as compared to 27.9% in 2007. Margin remained relatively unchanged as the company benefited from increased volumes, price increases and cost reduction initiatives, which were offset by increased commodity costs and unfavorable product

mix. Margins in 2007 benefited by 0.2 of a percentage point from the impact of insurance and asset recoveries related to an embezzlement at one of the company's foreign locations which the company disclosed last year. Excluding the benefit in 2007, margins improved slightly.

NA/HME gross profit as a percentage of net sales was 30.5% in 2008 versus 30.8% in 2007. Excluding the favorable impact from insurance and asset recoveries related to the embezzlement noted above, margins were relatively flat as cost reduction initiatives and price increases principally offset the increases in freight and commodity costs.

ISG gross profit as a percentage of net sales declined 0.6 of a percentage point in comparison to the prior year. While the company realized a benefit from freight recovery programs and cost reductions, these were offset by an unfavorable product mix toward lower margin products such as diabetic and incontinence products and a charge incurred resulting in the write-off of inventory.

IPG gross profit as a percentage of net sales increased 3.2 percentage points in 2008 from the prior year. The increase in margin is primarily attributable to volume increases, freight recovery programs and favorable foreign currency exchange rate of the Canadian dollar.

Gross profit in Europe as a percentage of net sales declined 1.8 percentage points in 2008 from the prior year. The decrease was primarily attributable to an unfavorable product mix toward lower margin product, unfavorable foreign currency impacts due to the weakness of the British pound as compared to the Euro and by the negative impact of reimbursement and pricing pressures in Germany.

Gross profit in Asia/Pacific as a percentage of net sales improved by 8.3 percentage points in 2008 from the prior year. The increase was largely due to cost reduction activities including the move of controller manufacturing from New Zealand to China, which was completed during 2008.

Selling, General and Administrative. Consolidated selling, general and administrative expenses as a percentage of net sales were 22.7% in 2008 and 22.9% in 2007. The overall dollar increase was $31,408,000 or 8.6%, with foreign currency translation increasing expenses by $10,621,000 or three percentage points and acquisitions increasing expenses by approximately $3,389,000 or one percentage point. Excluding acquisitions and foreign currency translation impact SG&A expenses increased $17,398,000 or 4.7%. SG&A in 2007 included a one-time benefit of $3,981,000 resulting from debt cancellation related to the liquidation of a development stage investment as disclosed in 2007. Excluding foreign currency translation, acquisitions and this one-time benefit, SG&A expense increased $13,417,000 or 3.6%. This increase was primarily attributable to higher variable costs associated with increased sales volumes and earnings such as commissions and bonus, and investments in sales and marketing programs to drive future sales growth.

SG&A expenses for NA/HME increased 7.6% or $14,002,000 in 2008 compared to 2007. Acquisitions increased these expenses by approximately $3,389,000. SG&A expenses in 2007 include the one-time benefit from debt cancellation disclosed above. Excluding foreign currency translation and the one-time benefit, SG&A expense increased $6,632,000 or 3.6% primarily due to increased commission and bonus expense.

SG&A expenses for ISG increased by 1.8% or $467,000 in 2008 compared to 2007. The increase is attributable to higher administrative costs such as banking fees and insurance costs.

SG&A expenses for IPG decreased by 3.5% or $527,000 in 2008 compared to 2007. Foreign currency translation increased SG&A expenses by approximately three percentage points or $375,000. Excluding the impact of foreign currency translation, SG&A expenses decreased by $902,000 due to favorable currency transaction effects, which more than offset investments made to drive increased sales.

European SG&A expenses increased by 11.7% or $13,758,000 in 2008 compared to 2007. Foreign currency translation increased SG&A expenses by approximately $10,340,000. The remaining increase in expense of $3,418,000 or 2.9% was primarily due to greater investment in marketing programs and personnel to drive sales growth.

Asia/Pacific SG&A expenses increased 15.4% or $3,708,000 in 2008 compared to 2007. Foreign currency translation decreased expenses by $161,000. Excluding the foreign currency translation impact, SG&A expenses increased $3,869,000 or 16.1% primarily due to increased selling costs and a less favorable foreign currency transactional impact compared to 2007.

Debt Finance Charges, Interest and Fees Associated with Debt Refinancing. In February 2007, the company completed its refinancing efforts which resulted in a Credit Agreement which providing for a $400 million senior secured credit facility consisting of a six-year $250 million term loan facility and a five-year $150 million revolving credit facility with interest originally at LIBOR plus 2.25%, the issuance and sale of $135 million aggregate principal amount of 4.125% convertible senior subordinated debentures due 2027 and the issuance and sale of $175 million aggregate principal amount of 9.75% Senior Notes due 2015. The company incurred $13,408,000 in 2007 for debt finance charges, interest and fees associated with the debt refinancing.

Interest. Interest expense decreased to $42,927,000 in 2008 from $47,213,000 in 2007, representing a 9.1% decrease. This decrease was attributable to debt reduction during the year and, to a lesser extent, decreased borrowing rates in 2008 compared to 2007. Interest income in 2008 was $3,045,000, which was higher than the prior year amount of $2,340,000, primarily due to increased volume of financing provided to customers and higher rates on financing. As a result of the company's adoption, effective January 1, 2009, of FSP APB 14-1 as codified in *Debt with Conversion and Other Options,* ASC 470-20, the company's 2009 financial statements contain restated amounts for 2008 and 2007 that reflect an increase in interest expense of $3,694,000 and $2,904,000 for 2008 and 2007, respectively. See "Accounting Policies" in the Notes to Consolidated Financial Statements included elsewhere in this report.

Income Taxes. The company had an effective tax rate of 27.1% in 2008 and 114.8% in 2007. The company's effective tax rate in 2008 was lower than the expected U.S. federal statutory rate due to earnings abroad being taxed at rates lower than the U.S. statutory rate. The company's effective tax rate was reduced each year due to earnings abroad being taxed at rates lower than the U.S. federal statutory rate, including in 2007 a benefit of $7,820,000 related to a tax rate change in Germany and corresponding reduction of the company's net German deferred tax liability. The company's rate was increased each year due to losses without benefit, principally in the United States, which had a greater impact in 2007 than 2008 due to the size of the 2007 loss relative to total pretax income. As a result of the company's adoption of FSP ABP 14-1 effective January 1, 2009, the company's 2009 financial statements contain revised effective tax rates for 2008 and 2007 that reflect an increase in interest expense of $3,694,000 and $2,904,000 for 2008 and 2007, respectively. See "Accounting Policies" in the Notes to Consolidated Financial Statements included elsewhere in this report.

Research and Development. The company continues to invest in research and development activities to maintain its competitive advantage. The company dedicates funds to applied research activities to ensure that new and enhanced design concepts are available to its businesses. Research and development expenditures, which are included in costs of products sold, increased to $24,764,000 in 2008 from $22,491,000 in 2007. The expenditures, as a percentage of net sales, were 1.4% in both 2008 and 2007, respectively.

INFLATION

Although the company cannot determine the precise effects of inflation, management believes that inflation does continue to have an influence on the cost of materials, salaries and benefits, utilities and outside services. The company attempts to minimize or offset the effects through increased sales volumes, capital expenditure programs designed to improve productivity, alternative sourcing of material and other cost control measures. In 2009, 2008 and 2007, the company was able to offset the majority of the impact of price increases from suppliers by productivity improvements, increasing prices to customers, particularly in 2008, and other cost reduction activities.

LIQUIDITY AND CAPITAL RESOURCES

The company continues to maintain an adequate liquidity position through its unused bank lines of credit (see Long-Term Debt in the Notes to Consolidated Financial Statements included in this report) and working capital management.

The company's debt decreased by $153,081,000 from $426,406,000 at December 31, 2008 to $273,325,000 at December 31, 2009, excluding the impact of adoption of FSB APB 14-1, as a result of improved cash flow generation. The company's balance sheet reflects the adoption of FSB APB 14-1 as codified in ASC 470-20. As a result of adopting FSB APB 14-1, the company recorded a debt discount, which reduced debt and increased equity by $48,272,000 as of December 31, 2009 and $52,414,000 as of December 31, 2008, respectively.

On February 12, 2007, the company completed the refinancing of its existing indebtedness and put in place a long-term capital structure. The financing program provided the company with total capacity of approximately $710 million, the net proceeds of which were utilized to refinance substantially all of the company's previously-existing indebtedness and pay related fees and expenses (the "Refinancing"). As part of the Refinancing, the company entered into a $400 million senior secured credit facility consisting of a $250 million term loan facility and a $150 million revolving credit facility. The company's obligations under the senior secured credit facility are secured by substantially all of the company's assets and are guaranteed by its material domestic subsidiaries, with certain obligations also guaranteed by its material foreign subsidiaries. Borrowings under the senior secured credit facility currently generally bear interest at LIBOR plus a margin of 1.25%, including an initial facility fee of 0.25% per annum on the facility.

Also in February 2007, the company completed the sale of $175 million principal amount of its 9.75% Senior Notes due 2015. The notes are unsecured senior obligations of the company guaranteed by substantially all of the company's domestic subsidiaries, and pay interest at 9.75% per annum on each February 15 and August 15. The net proceeds to the company from the offering of the notes were approximately $167 million.

As part of the February 2007 Refinancing, the company completed the sale of $135 million principal amount of its 4.125% Convertible Senior Subordinated Debentures due 2027. The debentures are unsecured senior subordinated obligations of the company guaranteed by substantially all of the company's domestic subsidiaries, pay interest at 4.125% per annum on each February 1 and August 1, and are convertible upon satisfaction of certain conditions into cash, common shares of the company, or a combination of cash and common shares of the company, subject to certain conditions. The initial conversion rate is 40.3323 shares per $1,000 principal amount of debentures, which represents an initial conversion price of approximately $24.79 per share. The debentures are redeemable at the company's option, subject to specified conditions, on or after February 6, 2012 through and including February 1, 2017, and at the company's option after February 1, 2017.

On February 1, 2017 and 2022 and upon the occurrence of certain circumstances, holders have the right to require the company to repurchase all or some of their debentures. The net proceeds to the company from the offering of the debentures were approximately $132.3 million.

The company may from time to time seek to retire or purchase its outstanding 9.75% Senior Notes due 2015 and/or 4.125% Convertible Senior Subordinated Debentures due 2027, in open market purchases, privately negotiated transactions or otherwise. Such purchases or exchanges, if any, will depend on prevailing market conditions, the company's liquidity requirements, contractual restrictions and other factors. The amounts involved in any such transactions, individually or in the aggregate, may be material.

The company's borrowing arrangements contain covenants, including with respect to maximum amount of debt, minimum loan commitments, interest coverage, net worth, dividend payments, working capital, and funded debt to capitalization, as defined in the company's bank agreements and agreements with its note holders. There

are three significant financial covenants, under the credit facility: leverage ratio, interest coverage ratio and fixed charge ratio. As of December 31, 2009, the company was in compliance with all covenant requirements. Under the most restrictive covenant of the company's borrowing arrangements as of December 31, 2009, the company had the capacity to borrow up to an additional $148,275,000.

The leverage ratio is defined in the credit facility as Consolidated Funded Indebtedness at the balance sheet date as compared to Consolidated Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) for the previous twelve months. As of December 31, 2009, the maximum leverage ratio permitted by the borrowing arrangements was 4.0 to 1.0. The actual leverage ratio as of December 31, 2009 was 2.24 to 1.0.

The interest coverage ratio is defined in the credit facility as Consolidated EBITDA for the previous twelve months as compared to Consolidated Interest Charges for the previous twelve months. As of December 31, 2009, the minimum interest coverage ratio permitted by the borrowing arrangements was 3.0 to 1.0. The actual interest coverage ratio as of December 31, 2009 was 5.01 to 1.0.

The fixed charge ratio, as defined in the credit facility, takes into consideration several items including: Consolidated EBITDA, rent and lease expense, capital expenditures, interest charges, regularly scheduled principal payments and federal, state and local taxes paid. As of December 31, 2009, the minimum fixed charge ratio permitted by the borrowing arrangements was 1.6 to 1.0. The actual fixed charge ratio as of December 31, 2009 was 2.20 to 1.0.

While there is general concern about the potential for rising interest rates, the company believes that its exposure to interest rate fluctuations is manageable given that portions of the company's debt are at fixed rates for extended periods of time, the company has the ability to utilize swaps to exchange variable rate debt to fixed rate debt, if needed, and the company's free cash flow should allow it to absorb any modest rate increases in the months ahead without any material impact on its liquidity or capital resources. As of December 31, 2009, the weighted average floating interest rate on borrowings was 7.27%.

As is the case for many companies operating in the current economic environment, the company is exposed to a number of risks arising out of the global credit crisis. These risks include the possibility that: one or more of the lenders participating in the company's revolving credit facility may be unable or unwilling to extend credit to the company; the third party company that provides lease financing to the company's customers may refuse or be unable to fulfill its financing obligations or extend credit to the company's customers; one or more customers of the company may be unable to pay for purchases of the company's products on a timely basis; one or more key suppliers may be unable or unwilling to provide critical goods or services to the company; and one or more of the counterparties to the company's hedging arrangements may be unable to fulfill its obligations to the company. Although the company has taken actions in an effort to mitigate these risks, during periods of economic downturn, the company's exposure to these risks increases. Events of this nature may adversely affect the company's liquidity or sales and revenues, and therefore have an adverse effect on the company's business and results of operations.

CAPITAL EXPENDITURES

There are no individually material capital expenditure commitments outstanding as of December 31, 2009. The company estimates that capital investments for 2010 could approximate $25,000,000, compared to actual capital expenditures of $17,999,000 in 2009. The company believes that its balances of cash and cash equivalents, together with funds generated from operations and existing borrowing facilities, will be sufficient to meet its operating cash requirements and fund required capital expenditures for the foreseeable future.

CASH FLOWS

Cash flows provided by operating activities were $155,663,000 in 2009, compared to $76,414,000 in the previous year. The significant improvement in operating cash flows in 2009 was primarily attributable to increased profits, improved working capital management as evidenced by an increased rate in collections of accounts receivable and improved inventory management.

Cash flows used for investing activities were $16,682,000 in 2009, compared to $22,485,000 in 2008. The decrease in cash used was primarily attributable to the fact that there were no acquisition costs in 2009 compared to $8,420,000 in 2008 and decreased capital expenditures, partially offset by the liquidation of a portion of insurance investments in 2008.

Cash flows required by financing activities in 2009 were $153,290,000, compared to cash flows required of $61,686,000 in 2008. The increase in cash used was primarily attributable to the company paying down more debt in 2009 compared to 2008.

During 2009, the company generated free cash flow of $141,598,000 compared to free cash flow of $59,879,000 in 2008. The increase is due primarily to increased earnings, collection of accounts receivable and better inventory management. Free cash flow is a non-GAAP financial measure that is comprised of net cash provided by operating activities, excluding net cash impact related to restructuring activities, less net purchases of property and equipment, net of proceeds from sales of property and equipment. Management believes that this financial measure provides meaningful information for evaluating the overall financial performance of the company and its ability to repay debt or make future investments (including acquisitions, etc.).

The non-GAAP financial measure is reconciled to the GAAP measure as follows (in thousands):

	Twelve Months Ended December 31,	
	2009	2008
Net cash provided by operating activities	$155,663	$ 76,414
Plus: Net cash impact related to restructuring activities	2,771	3,211
Less: Purchases of property and equipment—net	(16,836)	(19,746)
Free Cash Flow	$141,598	$ 59,879

CONTRACTUAL OBLIGATIONS

The company's contractual obligations as of December 31, 2009 are as follows (in thousands):

	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
9.75% Senior Notes due 2015	$262,446	$17,063	$34,125	$34,125	$177,133
4.125% Convertible Senior Subordinated Debentures due 2027	230,366	5,569	11,138	11,138	202,521
Revolving Credit Agreements due 2012	1,725	—	1,725	—	—
Operating lease obligations	58,990	21,584	22,728	9,584	5,094
Capital lease obligations	15,683	1,819	3,412	3,162	7,290
Purchase obligations (primarily computer systems contracts)	4,460	2,903	1,557	—	—
Product liability	23,989	4,232	9,268	4,461	6,028
SERP	26,068	391	1,960	1,960	21,757
Other, principally deferred compensation	10,364	111	3,201	192	6,860
Total	$634,091	$53,672	$89,114	$64,622	$426,683

"Other" includes an estimated payment of $35,000 in less than 1 year and $3,000,000 in years 1-3 for liabilities recorded for uncertain tax positions. The table does not include any other payments related to liabilities recorded for uncertain tax positions as the company can not make a reasonably reliable estimate as to any other payments. See Income Taxes in the Notes to the Consolidated Financial Statements included in this report.

DIVIDEND POLICY

It is the company's policy to pay a nominal dividend in order for its stock to be more attractive to a broader range of investors. The current annual dividend rate remains at $0.05 per Common Share and $0.045 per Class B Common Share. It is not anticipated that this will change materially as the company continues to have available significant growth opportunities through internal development and acquisitions. For 2009, annualized dividends of $0.05 per Common Share and $0.045 per Class B Common Share were declared and paid.

CRITICAL ACCOUNTING POLICIES

The Consolidated Financial Statements included in the report include accounts of the company, all majority-owned subsidiaries and a variable interest entity for which the company was the primary beneficiary in 2007. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying Consolidated Financial Statements and related footnotes. In preparing the financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates.

The following critical accounting policies, among others, affect the more significant judgments and estimates used in preparation of the company's consolidated financial statements.

Revenue Recognition

Invacare's revenues are recognized when products are shipped to unaffiliated customers. *Revenue Recognition*, ASC 605, provides guidance on the application of generally accepted accounting principles to selected revenue recognition issues. The company has concluded that its revenue recognition policy is appropriate and in accordance with GAAP and ASC 605. Shipping and handling costs are included in cost of goods sold.

Sales are made only to customers with whom the company believes collection is reasonably assured based upon a credit analysis, which may include obtaining a credit application, a signed security agreement, personal guarantee and/or a cross corporate guarantee depending on the credit history of the customer. Credit lines are established for new customers after an evaluation of their credit report and/or other relevant financial information. Existing credit lines are regularly reviewed and adjusted with consideration given to any outstanding past due amounts.

The company offers discounts and rebates, which are accounted for as reductions to revenue in the period in which the sale is recognized. Discounts offered include: cash discounts for prompt payment, base and trade discounts based on contract level for specific classes of customers. Volume discounts and rebates are given based on large purchases and the achievement of certain sales volumes. Product returns are accounted for as a reduction to reported sales with estimates recorded for anticipated returns at the time of sale. The company does not ship any goods on consignment.

Distributed products sold by the company are accounted for in accordance with the revenue recognition guidance in ASC 605-45-05. The company records distributed product sales gross as a principal since the company takes title to the products and has the risks of loss for collections, delivery and returns.

Product sales that give rise to installment receivables are recorded at the time of sale when the risks and rewards of ownership are transferred. In December 2000, the company entered into an agreement with De Lage Landen, Inc. ("DLL"), a third party financing company, to provide the majority of future lease financing to Invacare customers. As such, interest income is recognized based on the terms of the installment agreements. Installment accounts are monitored and if a customer defaults on payments, interest income is no longer recognized. All installment accounts are accounted for using the same methodology, regardless of duration of the installment agreements.

Allowance for Uncollectible Accounts Receivable

The estimated allowance for uncollectible amounts is based primarily on management's evaluation of the financial condition of the customer. In addition, as a result of the third party financing arrangement, management monitors the collection status of these contracts in accordance with the company's limited recourse obligations and provides amounts necessary for estimated losses in the allowance for doubtful accounts and establishing reserves for specific customers as needed.

The company continues to closely monitor the credit-worthiness of its customers and adhere to tight credit policies. Due to delays in the implementation of various government reimbursement policies, including national competitive bidding, there still remains significant uncertainty as to the impact that those changes will have on the company's customers.

Invacare has an agreement with DLL, a third party financing company, to provide the majority of future lease financing to Invacare's North America customers. The DLL agreement provides for direct leasing between DLL and the Invacare customer. The company retains a recourse obligation for events of default under the contracts. The company monitors the collections status of these contracts and has provided amounts for estimated losses in its allowances for doubtful accounts.

Inventories and Related Allowance for Obsolete and Excess Inventory

Inventories are stated at the lower of cost or market with cost determined by the first-in, first-out method. Inventories have been reduced by an allowance for excess and obsolete inventories. The estimated allowance is based on management's review of inventories on hand compared to estimated future usage and sales. A provision for excess and obsolete inventory is recorded as needed based upon the discontinuation of products, redesigning of existing products, new product introductions, market changes and safety issues. Both raw materials and finished goods are reserved for on the balance sheet.

In general, Invacare reviews inventory turns as an indicator of obsolescence or slow moving product as well as the impact of new product introductions. Depending on the situation, the company may partially or fully reserve for the individual item. The company continues to increase its overseas sourcing efforts, increase its emphasis on the development and introduction of new products, and decrease the cycle time to bring new product offerings to market. These initiatives are sources of inventory obsolescence for both raw material and finished goods.

Goodwill, Intangible and Other Long-Lived Assets

Property, equipment, intangibles and certain other long-lived assets are amortized over their useful lives. Useful lives are based on management's estimates of the period that the assets will generate revenue. Under *Intangibles—Goodwill and Other*, ASC 350, goodwill and intangible assets deemed to have indefinite lives are subject to annual impairment tests. Furthermore, goodwill and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The company completes its annual impairment tests in the fourth quarter of each year. The discount rates used have a significant impact upon the discounted cash flow methodology utilized in the company's annual impairment testing as higher discount rates decrease the fair value estimates.

The company utilizes a discounted cash flow method model to analyze reporting units for impairment in which the company forecasts income statement and balance sheet amounts based on assumptions regarding future sales growth, profitability, inventory turns, days' sales outstanding, etc. to forecast future cash flows. The cash flows are discounted using a weighted average cost of capital discount rate where the cost of debt is based on quoted rates for 20-year debt of companies of similar credit risk and the cost of equity is based upon the 20-year treasury rate for the risk free rate, a market risk premium, the industry average beta, a small cap stock adjustment and company specific risk premiums. The assumptions used are based on a market participant's point of view and yielded a discount rate of 10.74% in 2009 compared to 8.90% to 9.90% in 2008 and 9.25% to 10.25% in 2007. If the discount rate used were 100 basis points higher for the 2009 impairment analysis, the company could potentially have an impairment for the Asia/Pacific reporting unit. Accordingly, the performance of the Asia/Pacific region in particular will be closely monitored going forward to determine if the goodwill for the region needs to be re-evaluated for potential impairment.

Based upon the assumptions indicated above, there was no indication of impairment in 2009 related to goodwill impairment. However, charges totaling $1,696,000 were recognized related to intangibles in Europe and NA/HME and a future potential impairment is possible for any of the company's reporting units should actual results differ materially from forecasted results used in the valuation analysis. Furthermore, the company's annual valuation of goodwill can differ materially if the market inputs used to determine the discount rate change significantly. For instance, higher interest rates or greater stock price volatility would increase the discount rate and thus, increase the chance of impairment.

Product Liability

The company's captive insurance company, Invatection Insurance Co., currently has a policy year that runs from September 1 to August 31 and insures annual policy losses of $10,000,000 per occurrence and $13,000,000 in the aggregate of the company's North American product liability exposure. The company also has additional layers of external insurance coverage insuring up to $75,000,000 in annual aggregate losses arising from individual claims anywhere in the world that exceed the captive insurance company policy limits or the limits of the company's per country foreign liability limits, as applicable. There can be no assurance that Invacare's current insurance levels will continue to be adequate or available at affordable rates.

Product liability reserves are recorded for individual claims based upon historical experience, industry expertise and indications from the third-party actuary. Additional reserves, in excess of the specific individual case reserves, are provided for incurred but not reported claims based upon third-party actuarial valuations at the time such valuations are conducted. Historical claims experience and other assumptions are taken into consideration by the third-party actuary to estimate the ultimate reserves. For example, the actuarial analysis assumes that historical loss experience is an indicator of future experience, that the distribution of exposures by geographic area and nature of operations for ongoing operations is expected to be very similar to historical operations with no dramatic changes and that the government indices used to trend losses and exposures are appropriate.

Estimates made are adjusted on a regular basis and can be impacted by actual loss awards and settlements on claims. While actuarial analysis is used to help determine adequate reserves, the company is responsible for the determination and recording of adequate reserves in accordance with accepted loss reserving standards and practices.

Warranty

Generally, the company's products are covered from the date of sale to the customer by warranties against defects in material and workmanship for various periods depending on the product. Certain components carry a lifetime warranty. A provision for estimated warranty cost is recorded at the time of sale based upon actual experience. The company continuously assesses the adequacy of its product warranty accrual and makes

adjustments as needed. Historical analysis is primarily used to determine the company's warranty reserves. Claims history is reviewed and provisions are adjusted as needed. However, the company does consider other events, such as a product recall, which could warrant additional warranty reserve provision. No material adjustments to warranty reserves were necessary in the current year. See Warranty Costs in the Notes to the Condensed Consolidated Financial Statements included in this report for a reconciliation of the changes in the warranty accrual.

Accounting for Stock-Based Compensation

The company accounts for share based compensation under the provisions of *Compensation—Stock Compensation*, ASC 718. The company has not made any modifications to the terms of any previously granted options and no changes have been made regarding the valuation methodologies or assumptions used to determine the fair value of options granted since 2005 and the company continues to use a Black-Scholes valuation model. As of December 31, 2009, there was $14,619,000 of total unrecognized compensation cost from stock-based compensation arrangements granted under the plans, which is related to non-vested shares, and includes $4,866,000 related to restricted stock awards. The company expects the compensation expense to be recognized over a weighted-average period of approximately two years.

The substantial majority of the options awarded have been granted at exercise prices equal to the market value of the underlying stock on the date of grant. Restricted stock awards granted without cost to the recipients are expensed on a straight-line basis over the vesting periods.

Income Taxes

As part of the process of preparing its financial statements, the company is required to estimate income taxes in various jurisdictions. The process requires estimating the company's current tax exposure, including assessing the risks associated with tax audits, as well as estimating temporary differences due to the different treatment of items for tax and accounting policies. The temporary differences are reported as deferred tax assets and or liabilities. The company also must estimate the likelihood that its deferred tax assets will be recovered from future taxable income and whether or not valuation allowances should be established. In the event that actual results differ from its estimates, the company's provision for income taxes could be materially impacted.

The company does not believe that there is a substantial likelihood that materially different amounts would be reported related to its critical accounting policies.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In September, 2006, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 157 (FAS 157), *Fair Value Measurements* as codified in Fair Value Measurements and Disclosures, ASC 820, which created a framework for measuring fair value, clarified the definition of fair value and expanded the disclosures regarding fair value measurements. FAS 157 did not require any new fair value measurements. The company adopted the new standard as of January 1, 2008 for assets and liabilities measured at fair value on a recurring basis and the adoption had no material impact on the company's financial position, results of operations or cash flows. For assets and liabilities measured at fair value on a nonrecurring basis, such as goodwill and intangibles, the company elected to adopt as of January 1, 2009 the provisions of FAS 157 as allowed pursuant to FASB Staff Position 157-2, *Effective Date of FASB Statement No. 157.* The adoption of FAS 157 on January 1, 2009 for assets and liabilities measured at fair value on a nonrecurring basis had no material impact on the company's financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS 141(R), *Business Combinations* (SFAS 141R) as codified in *Business Combinations*, ASC 805, which changed the accounting for business acquisitions. ASC 805 requires the acquiring entity in a business combination to recognize all the assets acquired and liabilities assumed in the

transaction and establishes principles and requirements as to how an acquirer should recognize and measure in its financial statements the assets acquired, liabilities assumed, any non-controlling interest and goodwill acquired. ASC 805 also requires expanded disclosure regarding the nature and financial effects of a business combination. The company adopted SFAS 141R as of January 1, 2009 and the adoption had no material impact on the company's financial position, results of operations or cash flows. ASC 805 could have a material impact on the company's financial statements in future periods if the company completes significant acquisitions in the future.

In March 2008, SFAS 161, *Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133* (SFAS 161) as codified in *Derivatives and Hedging,* ASC 815 was issued which requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. The company adopted ASC 815 effective January 1, 2009 and the adoption had no material impact on the company's financial position, results of operations or cash flows.

On May 9, 2008, FASB Staff Position APB 14-1, *Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)* (FSP APB 14-1) as codified in *Debt with Conversion and Other Options,* ASC 470-20, was issued to provide clarification of the accounting for convertible debt that can be settled in cash upon conversion. The FASB believed this clarification was needed because the accounting that was being applied for convertible debt prior to FSP APB 14-1 did not fully reflect the true economic impact on the issuer since the conversion option was not captured as a borrowing cost and its full dilutive effect was not included in earnings per share. ASC 470-20 required separate accounting for the liability and equity components of the convertible debt in a manner that would reflect Invacare's nonconvertible debt borrowing rate. Accordingly, the company split the total debt amount of $135,000,000 into a convertible debt amount of $75,988,000 and a stockholders' equity (debt discount) amount of $59,012,000 as of the retrospective adoption date of February 12, 2007 and is accreting the resulting debt discount as interest expense over a 10 year life. The adoption of FSP APB 14-1, effective January 1, 2009, resulted in retrospective application and accordingly reported interest expense was increased and net earnings decreased by $3,694,000 ($0.12 per share) and $2,904,000 ($0.09 per share) for 2008 and 2007, respectively. Also as a result of the adoption of FSP APB 14-1, the Consolidated Balance Sheet as of December 31, 2008 reflects a decrease in long-term debt and an offsetting increase in paid in capital of $52,414,000 and a deferred tax liability of $18,345,000 offset by a valuation reserve of the same amount.

In May 2009, *Subsequent Events,* ASC 855, was issued that provides authoritative guidance regarding subsequent events as this guidance was previously only addressed in auditing literature. The company adopted ASC 855 effective June 30, 2009 and the adoption had no material impact on the company's financial position, results of operations or cash flows.

On July 1, 2009, the FASB issued ASC 105, The Accounting Standards Codification (Codification) is the single source of authoritative U.S. accounting and reporting standards, with the exception of guidance issued by the SEC. Although the Codification is not intended to change U.S. GAAP, it does reorganize and supersede current U.S. GAAP and therefore all references to U.S. GAAP in the company's filings were changed to Codification references, beginning with the company's third quarter Form 10-Q.

Item 7A. Quantitative and Qualitative Disclosure about Market Risk.

The company is exposed to market risk through various financial instruments, including fixed rate and floating rate debt instruments. The company does at times use interest swap agreements to mitigate its exposure to interest rate fluctuations. Based on December 31, 2009 debt levels, a 1% change in interest rates would impact interest expense by approximately $17,000. Additionally, the company operates internationally and, as a result, is

exposed to foreign currency fluctuations. Specifically, the exposure results from intercompany loans and third party sales or payments. In an attempt to reduce this exposure, foreign currency forward contracts are utilized. The company does not believe that any potential loss related to these financial instruments would have a material adverse effect on the company's financial condition or results of operations.

The company's current financing agreements, established in February 2007, provided the company with total capacity of approximately $710,000,000. The $150,000,000 revolving credit facility has the earliest expiration date, which is February 2012. Accordingly, the company's exposure to the volatility of the current market environment is limited as the company does not currently need to re-finance any of its debt. However, the company's borrowing arrangements contain covenants with respect to, among other items, maximum amount of debt, minimum loan commitments, interest coverage, dividend payments, working capital, and debt to earnings before interest, taxes, depreciation and amortization (EBITDA), as defined in the company's bank agreements and agreement with its note holders. The company is in compliance with all covenant requirements, but should it fall out of compliance with these requirements, the company would have to attempt to obtain financing in the current market environment and thus likely be required to pay much higher interest rates.

Item 8. Financial Statements and Supplementary Data.

Reference is made to the Report of Independent Registered Public Accounting Firm, Consolidated Balance Sheets, Consolidated Statement of Operations, Consolidated Statement of Cash Flows, Consolidated Statement of Shareholders' Equity, Notes to Consolidated Financial Statements and Financial Statement Schedule, which appear on pages FS-1 to FS-51 of this Annual Report on Form 10-K.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

(a) Evaluation of Disclosure Controls and Procedures

As of December 31, 2009, an evaluation was performed, under the supervision and with the participation of the company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)). Based on that evaluation, the company's management, including the Chief Executive Officer and Chief Financial Officer, concluded that the company's disclosure controls and procedures were effective as of December 31, 2009, in ensuring that information required to be disclosed by the company in the reports it files and submits under the Exchange Act is (1) recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and (2) accumulated and communicated to the company's management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow for timely decisions regarding required disclosure.

(b) Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining a system of adequate internal control over financial reporting that provides reasonable assurance that assets are safeguarded and that transactions are authorized, recorded and reported properly. The system includes self-monitoring mechanisms; regular testing by the company's internal auditors; a Code of Conduct; written policies and procedures; and a careful selection and training of employees. Actions are taken to correct deficiencies as they are identified. An effective internal control system, no matter how well designed, has inherent limitations—including the possibility of the circumvention or overriding of controls—and therefore can provide only reasonable assurance that errors and fraud that can be material to the financial statements are prevented or would be detected on a timely basis. Further, because of changes in conditions, internal control system effectiveness may vary over time.

Management's assessment of the effectiveness of the company's internal control over financial reporting is based on the Internal Control—Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission.

In management's opinion, internal control over financial reporting is effective as of December 31, 2009.

(c) Attestation Report of the Registered Public Accounting Firm

The company's independent registered public accounting firm, Ernst & Young LLP, audited the company's internal control over financial reporting and, based on that audit, issued an attestation report regarding the company's internal control over financial reporting, which is included in this Annual Report on Form 10-K.

(d) Changes in Internal Control Over Financial Reporting

There have been no changes in the company's internal control over financial reporting that occurred during the company's last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting.

Item 9B. Other Information.

None.

PART III

Item 10. Directors and Executive Officers of the Registrant.

Information required by Item 10 as to the executive officers of the company is included in Part I of this Annual Report on Form 10-K. The other information required by Item 10 as to the directors of the company, the Audit Committee, the audit committee financial expert, the procedures for recommending nominees to the Board of Directors, compliance with Section 16(a) of the Exchange Act and corporate governance is incorporated herein by reference to the information set forth under the captions "Election of Directors," "Corporate Governance," and "Section 16(a) Beneficial Ownership Compliance" in the company's definitive Proxy Statement for the 2010 Annual Meeting of Shareholders.

Item 11. Executive Compensation.

The information required by Item 11 is incorporated by reference to the information set forth under the captions "Executive Compensation" and "Corporate Governance" in the company's definitive Proxy Statement for the 2010 Annual Meeting of Shareholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management.

The information required by Item 12 is incorporated by reference to the information set forth under the caption "Share Ownership of Principal Holders and Management" in the company's definitive Proxy Statement for the 2010 Annual Meeting of Shareholders.

Information regarding the securities authorized for issuance under the company's equity compensation plans is incorporated by reference to the information set forth under the captions "Compensation of Executive Officers" and "Compensation of Directors" in the company's definitive Proxy Statement for the 2010 Annual Meeting of Shareholders.

Item 13. Certain Relationships and Related Transactions.

The information required by Item 13 is incorporated by reference to the information set forth under the caption "Certain Relationships and Related Transactions" in the company's definitive Proxy Statement for the 2010 Annual Meeting of Shareholders.

Item 14. Principal Accounting Fees and Services.

The information required by Item 14 is incorporated by reference to the information set forth under the caption "Independent Auditors" and "Pre-Approval Policies and Procedures" in the company's definitive Proxy Statement for the 2010 Annual Meeting of Shareholders.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a)(1) *Financial Statements.*

The following financial statements of the company are included in Part II, Item 8:

Consolidated Statement of Operations—years ended December 31, 2009, 2008 and 2007

Consolidated Balance Sheet—December 31, 2009 and 2008

Consolidated Statement of Cash Flows—years ended December 31, 2009, 2008 and 2007

Consolidated Statement of Shareholders' Equity—years ended December 31, 2009, 2008 and 2007

Notes to Consolidated Financial Statements

(a)(2) *Financial Statement Schedules.*

The following financial statement schedule of the company is included in Part II, Item 8:

Schedule II—Valuation and Qualifying Accounts

All other schedules have been omitted because they are not applicable or not required, or because the required information is included in the Consolidated Financial Statements or notes thereto.

(a)(3) *Exhibits.*

See Exhibit Index at page number I-58 of this Report on Form 10-K.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized as of February 26, 2010.

INVACARE CORPORATION

By: /s/ A. MALACHI MIXON, III

A. Malachi Mixon, III
Chairman of the Board of Directors
and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated as of February 26, 2010.

Signature	Title
/s/ A. MALACHI MIXON, III **A. Malachi Mixon, III**	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)
/s/ GERALD B. BLOUCH **Gerald B. Blouch**	President, Chief Operating Officer and Director
/s/ ROBERT K. GUDBRANSON **Robert K. Gudbranson**	Senior Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ JAMES C. BOLAND **James C. Boland**	Director
/s/ MICHAEL F. DELANEY **Michael F. Delaney**	Director
/s/ C. MARTIN HARRIS, M.D. **C. Martin Harris, M.D.**	Director
/s/ BERNADINE P. HEALY, M.D. **Bernadine P. Healy, M.D.**	Director
/s/ JOHN R. KASICH **John R. Kasich**	Director
/s/ DALE C. LAPORTE **Dale C. LaPorte**	Director
/s/ DAN T. MOORE, III **Dan T. Moore, III**	Director
/s/ JOSEPH B. RICHEY, II **Joseph B. Richey, II**	President—Invacare Technologies, Senior Vice President—Electronics and Design Engineering and Director
/s/ WILLIAM M. WEBER **William M. Weber**	Director

INVACARE CORPORATION

Report on Form 10-K for the fiscal year ended December 31, 2009.

Exhibit Index

Official Exhibit No.	Description	Sequential Page No.
2.1	Sale and Purchase Agreement Regarding the Sale and Purchase of All Shares in WP Domus GmbH by and among WP Domus LLC, Mr. Peter Schultz and Mr. Wilhelm Kaiser, Invacare GmbH & Co. KG and Invacare Corporation dated as of July 31, 2004	(A)
2.2	Guarantee Letter Agreement of Warburg, Pincus Ventures, L.P. and Warburg, Pincus International, L.P. dated as of September 9, 2004	(A)
3(a)	Second Amended and Restated Articles of Incorporation	(P)
3(b)	Code of Regulations, as amended on May 21, 2009	(R)
4(a)	Specimen Share Certificate for Common Shares	(I)
4(b)	Specimen Share Certificate for Class B Common Shares	(I)
4(c)	Rights agreement between Invacare Corporation and National City Bank dated as of July 8, 2005	(G)
4(d)	Indenture, dated as of February 12, 2007, by and among Invacare Corporation, the Guarantors named therein and Wells Fargo Bank, N.A., as trustee (including the Form of 4.125% Convertible Senior Subordinated Debenture due 2027 and related Guarantee attached as Exhibit A)	(K)
4(e)	Indenture, dated as of February 12, 2007, by and among Invacare Corporation, the Guarantors named therein and Wells Fargo Bank, N.A., as trustee (including the Form of 9.75% Senior Note due 2015 and related Guarantee attached as Exhibit A)	(K)
4(f)	Amendment No. 1 to Rights agreement between Invacare Corporation and Wells Fargo dated as of October 28, 2009	(S)
10(a)	1992 Non-Employee Directors Stock Option Plan adopted in May 1992	(F)
10(b)	Deferred Compensation Plan for Non-Employee Directors, adopted in May 1992	(F)
10(c)	Invacare Corporation 1994 Performance Plan approved January 28, 1994	(F)
10(d)	Amendment No. 1 to the Invacare Corporation 1994 Performance Plan approved May 28, 1998	(F)*
10(e)	Amendment No. 2 to the Invacare Corporation 1994 Performance Plan approved May 24, 2000	(B)*
10(f)	Amendment No. 3 to the Invacare Corporation 1994 Performance Plan approved March 13, 2003	(D)*
10(g)	Invacare Retirement Savings Plan, effective January 1, 2001, as amended	(N)
10(h)	Agreement entered into by and between the company and Chief Financial Officer	(E)*
10(i)	Invacare Corporation 401(K) Plus Benefit Equalization Plan, effective January 1, 2003, as amended and restated	(N)
10(j)	Invacare Corporation Amended and Restated 2003 Performance Plan	(Q)*
10(k)	Form of Change of Control Agreement entered into by and between the company and certain of its executive officers and schedule of all such agreements with current executive officers	(O)*

Official Exhibit No.	Description	Sequential Page No.
10(l)	Form of Indemnity Agreement entered into by and between the company and certain of its directors and executive officers and schedule of all such agreements with directors and executive officers	(P)*
10(m)	Invacare Corporation Deferred Compensation Plus Plan, as amended effective December 31, 2008	(O)
10(n)	Invacare Corporation Death Benefit Only Plan, effective January 1, 2005, as amended	(N)
10(o)	Supplemental Executive Retirement Plan, as amended and restated effective February 1, 2000	(F)*
10(p)	Form of Director Stock Option Award under Invacare Corporation 1994 Performance Plan	(F)*
10(q)	Form of Director Stock Option Award under Invacare Corporation 2003 Performance Plan	(N)
10(r)	Form of Director Deferred Option Award under Invacare Corporation 2003 Performance Plan	(N)
10(s)	Form of Restricted Stock Option Award under Invacare Corporation 2003 Performance Plan	(N)
10(t)	Form of Stock Option Award under Invacare Corporation 2003 Performance Plan	(N)
10(u)	Form of Executive Stock Option Award under Invacare Corporation 2003 Performance Plan	(N)
10(v)	Form of Switzerland Stock Option Award under Invacare Corporation 2003 Performance Plan	(N)
10(w)	Form of Switzerland Executive Stock Option Award under Invacare Corporation 2003 Performance Plan	(N)
10(x)**	Director Compensation Schedule	
10(y)	Invacare Corporation Executive Incentive Bonus Plan, effective as of January 1, 2005	(H)*
10(z)	Credit Agreement, dated February 12, 2007, by and among Invacare Corporation, the Facility Guarantors named therein, the lenders named therein, Banc of America Securities LLC and KeyBank National Association as joint lead arrangers for the term loan facility, and National City Bank and KeyBank National Association as joint lead arrangers for the revolving loan facility	(K)
10(aa)	Purchase Agreement by and among Invacare Corporation, the Subsidiary Guarantors named therein, and the Initial Purchasers named therein dated as of February 5, 2007	(J)
10(ab)	Purchase Agreement by and among Invacare Corporation, the Subsidiary Guarantors named therein, and the Initial Purchasers named therein dated as of February 7, 2007	(J)
10(ac)**	Form of Rule 10b5-1 Sales Plan entered into between the company and certain of its executive officers and other employees and a schedule of all such agreements with executive officers and other employees	
10(ad)	A. Malachi Mixon, III Retirement Benefit Agreement	(N)*
10(ae)	Cash Balance Supplemental Executive Retirement Plan, as amended and restated, effective December 31, 2008	(O)*

Official Exhibit No.	Description	Sequential Page No.
10(af)	Form of Participation Agreement, for current participants in the Cash Balance Supplemental Executive Retirement Plan, as of December 31, 2008, entered into by and between the company and certain participants and a schedule of all such agreements with participants	(O)*
10(ag)	Amended and Restated Severance Protection Agreement, between the Company and Gerald B. Blouch, effective December 31, 2008	(O)*
10(ah)	First Amendment to Credit Agreement, dated as of June 21, 2007, by and among Invacare Corporation, certain Subsidiaries of the Company party thereto, the Lenders party thereto, National City Bank, as Multicurrency Administrative Agent, Multicurrency Collateral Agent, Swing Line Lender and an L/C Issuer, National City Bank, Canada Branch, as Canadian Administrative Agent and Canadian Collateral Agent, and Banc of America Securities Asia Limited, as Australian Administrative Agent and Australian Collateral Agent	(P)
10(ai)	Second Amendment to Credit Agreement, dated as of February 25, 2009, by and among Invacare Corporation, certain Subsidiaries of the Company party thereto, the Lenders party thereto, National City Bank, as Multicurrency Administrative Agent, Multicurrency Collateral Agent, Swing Line Lender and an L/C Issuer, National City Bank, Canada Branch, as Canadian Administrative Agent and Canadian Collateral Agent, and Banc of America Securities Asia Limited, as Australian Administrative Agent and Australian Collateral Agent	(P)
10(aj)	Amendment No. 1 to the Invacare Corporation Deferred Compensation Plus Plan, effective August 19, 2009	(T)*
10(ak)	Amendment No. 1 to the Cash Balance Supplemental Executive Retirement Plan, effective August 19, 2009	(T)*
10(al)	Third Amendment to Credit Agreement, dated as of December 9, 2009, by and among Invacare Corporation, certain Subsidiaries of the Company party thereto, the Lenders party thereto, PNC Bank, National Association Bank (formerly, National City Bank), as Multicurrency Administrative Agent, Multicurrency Collateral Agent, Swing Line Lender and an L/C Issuer, PNC Canada Branch (formerly, National City Bank, Canada Branch), as Canadian Administrative Agent and Canadian Collateral Agent, and Banc of America Securities Asia Limited, as Australian Administrative Agent and Australian Collateral Agent	(U)
10(am)**	Fourth Amendment to Credit Agreement, dated as of January 22, 2010, by and among Invacare Corporation, certain Subsidiaries of the Company party thereto, the Lenders party thereto, PNC Bank, National Association Bank (formerly, National City Bank), as Multicurrency Administrative Agent, Multicurrency Collateral Agent, Swing Line Lender and an L/C Issuer, PNC Canada Branch (formerly, National City Bank, Canada Branch), as Canadian Administrative Agent and Canadian Collateral Agent, and Banc of America Securities Asia Limited, as Australian Administrative Agent and Australian Collateral Agent	
21**	Subsidiaries of the company	
23**	Consent of Independent Registered Public Accounting Firm	
31.1**	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	

Official Exhibit No.	Description	Sequential Page No.
31.2**	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	
32.1**	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	
32.2**	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	

---

* Management contract, compensatory plan or arrangement

** Filed herewith

(A) Reference is made to the appropriate Exhibit to the company report on Form 8-K, dated September 9, 2004, which Exhibit is incorporated herein by reference.

(B) Reference is made to the appropriate Exhibit of the company report on Form S-8, dated March 30, 2001, which Exhibit is incorporated herein by reference.

(C) Reference is made to the appropriate Exhibit of the company report on Form 10-K for the fiscal year ended December 31, 2002, which Exhibit is incorporated herein by reference.

(D) Reference is made to the appropriate Exhibit of the company report on Form 10-Q for the quarter ended March 31, 2003, which Exhibit is incorporated herein by reference.

(E) Reference is made to Exhibit 10.1 of the company report on Form 8-K, dated March 6, 2008.

(F) Reference is made to the appropriate Exhibit of the company report on Form 10-K for the fiscal year ended December 31, 2004, which Exhibit is incorporated herein by reference.

(G) Reference is made to the appropriate Exhibit of the company report on Form 8-K, dated July 8, 2005, which is incorporated herein by reference.

(H) Reference is made to the appropriate Exhibit to Appendix A to the company Definitive Proxy Statement on Schedule 14A dated April 8, 2005, which is incorporated herein by reference.

(I) Reference is made to the appropriate Exhibit of the company report on Form 10-K for the fiscal year ended December 31, 2005, which Exhibit is incorporated herein by reference.

(J) Reference is made to the appropriate Exhibit of the company report on Form 8-K, dated February 5, 2007, which is incorporated herein by reference.

(K) Reference is made to the appropriate Exhibit of the company report on Form 8-K, dated February 12, 2007, which is incorporated herein by reference.

(L) Reference is made to the appropriate Exhibit of the company report on Form 10-Q, dated June 30, 2007, which is incorporated herein by reference.

(M) Reference is made to the appropriate Exhibit of the company report on Form 10-Q, dated September 30, 2007, which is incorporated herein by reference.

(N) Reference is made to the appropriate Exhibit of the company report on Form 10-K for the fiscal year ended December 31, 2007, which Exhibit is incorporated herein by reference.

(O) Reference is made to the appropriate Exhibit of the company report on Form 8-K, dated December 31, 2008, which is incorporated herein by reference.

(P) Reference is made to the appropriate Exhibit of the company report on Form 10-K for the fiscal year ended December 31, 2008, which Exhibit is incorporated herein by reference.

(Q) Reference is made to the appropriate Exhibit of the company report on Form 8-K, dated May 21, 2009, which is incorporated herein by reference.

(R) Reference is made to the appropriate Exhibit of the company report on Form 10-Q, dated June 30, 2009, which is incorporated herein by reference.

(S) Reference is made to the appropriate Exhibit of the company report on Form 8-A, dated October 30, 2009, which is incorporated herein by reference.

(T) Reference is made to the appropriate Exhibit of the company report on Form 10-Q, dated September 30, 2009, which is incorporated herein by reference.

(U) Reference is made to the appropriate Exhibit of the company report on Form 8-K, dated December 11, 2009, which is incorporated herein by reference.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Invacare Corporation

We have audited the accompanying consolidated balance sheets of Invacare Corporation and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Invacare Corporation and subsidiaries at December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U. S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in *Accounting Policies* in the notes to the consolidated financial statements, the Company adopted the provisions of FASB Staff Position APB No. 14-1, *Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlements)* (codified in ASC 470-20, *Debt with Conversion and Other Options)*, effective January 1, 2009.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Invacare Corporation's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2010 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Cleveland, Ohio
February 26, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Invacare Corporation

We have audited Invacare Corporation's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Invacare Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying "Management's Report on Internal Control over Financial Reporting" which is included in Item 9A. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Invacare Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Invacare Corporation and subsidiaries as of December 31, 2009 and 2008 and the related consolidated statements of operations, cash flows and shareholders' equity for each of the three years in the period ended December 31, 2009 of Invacare Corporation, and the financial statement schedule for the three years in the period ended December 31, 2009 and our report dated February 26, 2010 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Cleveland, Ohio
February 26, 2010

CONSOLIDATED STATEMENT OF OPERATIONS

INVACARE CORPORATION AND SUBSIDIARIES

	Years Ended December 31,		
	2009	2008 (1)	2007 (1)
	(In thousands, except per share data)		
Net sales	$1,693,136	$1,755,694	$1,602,237
Cost of products sold	1,199,942	1,266,802	1,155,933
Gross Profit	493,194	488,892	446,304
Selling, general and administrative expenses	398,646	398,254	366,846
Charges related to restructuring activities	4,506	2,949	9,591
Debt finance charges, interest and fees associated with debt refinancing or early extinguishment of debt	2,878	—	13,408
Asset write-downs to intangibles and investments	8,409	—	—
Interest expense	33,150	42,927	47,213
Interest income	(1,674)	(3,045)	(2,340)
Earnings before Income Taxes	47,279	47,807	11,586
Income taxes	6,100	12,950	13,300
Net Earnings (loss)	$ 41,179	$ 34,857	$ (1,714)
Net Earnings (loss) per Share—Basic	$ 1.29	$ 1.09	$ (.05)
Weighted Average Shares Outstanding—Basic	31,969	31,902	31,840
Net Earnings (loss) per Share—Assuming Dilution	$ 1.29	$ 1.09	$ (.05)
Weighted Average Shares Outstanding—Assuming Dilution	31,996	31,953	31,840

(1) Adjusted to reflect the retrospective application of FSP APB 14-1 as codified in *Debt with Conversion and Other Options,* ASC 470-20. See Recent Accounting Pronouncements.

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

INVACARE CORPORATION AND SUBSIDIARIES

	December 31, 2009	December 31, 2008 (1)
	(In thousands)	
Assets		
Current Assets		
Cash and cash equivalents	$ 37,501	$ 47,516
Trade receivables, net	263,014	266,483
Installment receivables, net	3,565	4,267
Inventories, net	172,222	178,737
Deferred income taxes	390	2,051
Other current assets	51,772	52,004
Total Current Assets	528,464	551,058
Other Assets	48,006	60,451
Other Intangibles	85,305	84,766
Property and Equipment, net	141,633	143,512
Goodwill	556,093	474,686
Total Assets	$1,359,501	$1,314,473
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable	$ 141,059	$ 119,633
Accrued expenses	142,293	143,612
Accrued income taxes	5,884	3,054
Short-term debt and current maturities of long-term obligations	1,091	18,699
Total Current Liabilities	290,327	284,998
Long-Term Debt	272,234	407,707
Other Long-Term Obligations	95,703	88,826
Shareholders' Equity		
Preferred Shares (Authorized 300 shares; none outstanding)	—	—
Common Shares (Authorized 100,000 shares; 33,048 and 32,449 issued in 2009 and 2008, respectively)—no par	8,273	8,119
Class B Common Shares (Authorized 12,000 shares; 1,111 and 1,111, issued and outstanding in 2009 and 2008, respectively)—no par	278	278
Additional paid-in-capital	229,272	215,279
Retained earnings	346,272	306,698
Accumulated other comprehensive earnings	174,204	50,789
Treasury shares (1,834 and 1,424 shares in 2009 and 2008, respectively)	(57,062)	(48,221)
Total Shareholders' Equity	701,237	532,942
Total Liabilities and Shareholders' Equity	$1,359,501	$1,314,473

(1) Adjusted to reflect the retrospective application of FSP APB 14-1 as codified in *Debt with Conversion and Other Options,* ASC 470-20. See Recent Accounting Pronouncements.

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

INVACARE CORPORATION AND SUBSIDIARIES

	Years Ended December 31,		
	2009	2008 (1)	2007 (1)
		(In thousands)	
Operating Activities			
Net earnings (loss)	$ 41,179	$ 34,857	$ (1,714)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:			
Depreciation and amortization	40,562	43,744	43,717
Provision for losses on trade and installment receivables	19,281	14,284	11,927
Provision for deferred income taxes	1,785	1,420	6,030
Provision for other deferred liabilities	2,573	2,930	3,570
Provision for stock-based compensation	4,495	3,299	2,554
Loss on disposals of property and equipment	1,237	145	1,686
Debt finance charges, interest and fees associated with debt refinancing or early extinguishment of debt	2,878	—	13,408
Asset write-downs to intangibles and investments	8,409	—	—
Amortization of convertible debt discount	4,142	3,694	2,904
Changes in operating assets and liabilities:			
Trade receivables	6,452	(15,031)	1,469
Installment sales contracts, net	(3,356)	(3,788)	(8,348)
Inventories	20,515	(292)	14,542
Other current assets	11,628	4,754	31,377
Accounts payable	12,532	(20,440)	(18,298)
Accrued expenses	(18,012)	5,479	(15,661)
Other long-term liabilities	(637)	1,359	(10,063)
Net Cash Provided by Operating Activities	155,663	76,414	79,100
Investing Activities			
Purchases of property and equipment	(17,999)	(19,957)	(20,068)
Proceeds from sale of property and equipment	1,163	211	501
Business acquisitions, net of cash acquired	—	(8,420)	(5,496)
Decrease in other long-term assets	601	4,882	1,446
Other	(447)	799	1,559
Net Cash Used for Investing Activities	(16,682)	(22,485)	(22,058)
Financing Activities			
Proceeds from revolving lines of credit, securitization facility and long-term borrowings	400,123	356,261	699,001
Payments on revolving lines of credit, securitization facility and long-term borrowings	(553,436)	(417,182)	(754,002)
Proceeds from exercise of stock options	1,628	834	44
Payment of financing costs	—	—	(22,992)
Payment of dividends	(1,605)	(1,599)	(1,596)
Net Cash Used by Financing Activities	(153,290)	(61,686)	(79,545)
Effect of exchange rate changes on cash	4,294	(6,927)	2,500
Decrease in cash and cash equivalents	(10,015)	(14,684)	(20,003)
Cash and cash equivalents at beginning of year	47,516	62,200	82,203
Cash and cash equivalents at end of year	$ 37,501	$ 47,516	$ 62,200

(1) Adjusted to reflect the retrospective application of FSP APB 14-1 as codified in *Debt with Conversion and Other Options,* ASC 470-20. See Recent Accounting Pronouncements.

See notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

INVACARE CORPORATION AND SUBSIDIARIES

	Common Stock	Class B Stock	Additional Paid-in-Capital	Retained Earnings	Accumulated Other Comprehensive Earnings	Treasury Stock	Total
				(In thousands)			
January 1, 2007 Balance	$8,013	$278	$144,719	$276,750	$ 99,188	$(42,579)	**$ 486,369**
Exercise of stock options	1		42				**43**
Non-qualified stock option expense			1,232				**1,232**
Restricted stock awards	20		1,302			(298)	**1,024**
Net loss				(1,714)			(1,714)
Foreign currency translation adjustments					66,373		66,373
Unrealized loss on cash flow hedges					(3,334)		(3,334)
Defined benefit plans amortization of prior service costs and unrecognized losses					2,701		2,701
Marketable securities holding gain					41		**41**
Total comprehensive income							**64,067**
Convertible debt discount (1)			59,012				**59,012**
Dividends				(1,596)			**(1,596)**
December 31, 2007 Balance (1)	$8,034	$278	$206,307	$273,440	$ 164,969	$(42,877)	**$ 610,151**
Exercise of stock options	61		5,697			(5,011)	**747**
Non-qualified stock option expense			1,961				**1,961**
Restricted stock awards	24		1,314			(333)	**1,005**
Net earnings				34,857			34,857
Foreign currency translation adjustments					(124,361)		(124,361)
Unrealized loss on cash flow hedges					(387)		(387)
Defined benefit plans:							
Amortization of prior service costs and unrecognized losses and credits					2,513		2,513
Plan amendment giving rise to prior service credit					12,455		12,455
Amounts arising during the year, primarily due to the addition of new participants					(4,287)		(4,287)
Marketable securities holding loss					(113)		(113)
Total comprehensive loss							**(79,323)**
Dividends				(1,599)			**(1,599)**
December 31, 2008 Balance (1)	$8,119	$278	$215,279	$306,698	$ 50,789	$(48,221)	**$ 532,942**
Exercise of stock options	123		9,529			(8,297)	**1,355**
Non-qualified stock option expense			2,713				**2,713**
Restricted stock awards	31		1,751			(544)	**1,238**
Net earnings				41,179			41,179
Foreign currency translation adjustments					119,453		119,453
Unrealized gain on cash flow hedges					3,329		3,329
Defined benefit plans:							
Amortization of prior service costs and unrecognized losses and credits					537		537
Marketable securities holding gain					96		96
Total comprehensive income							**164,594**
Dividends				(1,605)			**(1,605)**
December 31, 2009 Balance	$8,273	$278	$229,272	$346,272	$ 174,204	$(57,062)	**$ 701,237**

(1) Adjusted to reflect the retrospective application of FSP APB 14-1 as codified in *Debt with Conversion and Other Options,* ASC 470-20. See Recent Accounting Pronouncements.

See notes to consolidated financial statements.

Accounting Policies

Nature of Operations: Invacare Corporation is the world's leading manufacturer and distributor in the estimated $8.0 billion worldwide market for medical equipment and supplies used in the home based upon the company's distribution channels, breadth of product line and net sales. The company designs, manufactures and distributes an extensive line of health care products for the non-acute care environment, including the home health care, retail and extended care markets.

Principles of Consolidation: The consolidated financial statements include the accounts of the company, its majority owned subsidiaries and, until the end of 2007, a variable interest entity for which the company was the primary beneficiary. Certain foreign subsidiaries, represented by the European segment, are consolidated using a November 30 fiscal year end in order to meet filing deadlines. No material subsequent events have occurred related to the European segment, which would require disclosure or adjustment to the company's financial statements. All significant intercompany transactions are eliminated.

Use of Estimates: The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

Marketable Securities: Marketable securities consist of short-term investments in repurchase agreements, government and corporate securities, certificates of deposit and equity securities. Marketable securities with original maturities of less than three months are treated as cash equivalents. The company has classified its marketable securities as available for sale. The securities are carried at their fair value and net unrealized holding gains and losses, net of tax, are carried as a component of accumulated other comprehensive earnings.

Inventories: Inventories are stated at the lower of cost or market with cost determined by the first-in, first-out method. Market costs are based on the lower of replacement cost or estimated net realizable value. Inventories have been reduced by an allowance for excess and obsolete inventories. The estimated allowance is based on management's review of inventories on hand compared to estimated future usage and sales.

Property and Equipment: Property and equipment are stated on the basis of cost. The company principally uses the straight-line method of depreciation for financial reporting purposes based on annual rates sufficient to amortize the cost of the assets over their estimated useful lives. Machinery and equipment as well as furniture and fixtures are generally depreciated using lives of 3 to 10 years, while buildings and improvements are depreciated using lives of 3 to 40 years. Accelerated methods of depreciation are used for federal income tax purposes. Expenditures for maintenance and repairs are charged to expense as incurred. Amortization of assets under capital leases is included in depreciation expense.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. The asset would be considered impaired when the future net undiscounted cash flows generated by the asset are less than its carrying value. An impairment loss would be recognized based on the amount by which the carrying value of the asset exceeds its fair value.

Goodwill and Other Intangibles: In accordance with *Intangibles—Goodwill and Other*, ASC 350, goodwill and indefinite lived intangibles are subject to annual impairment testing. For purposes of the impairment test, the fair value of each reporting unit is estimated by forecasting cash flows and discounting those cash flows using appropriate discount rates. The fair values are then compared to the carrying value of the net assets of each

Accounting Policies—Continued

reporting unit. In 2009 the company recorded impairment charges related to intangible assets for Europe of $896,000 and NA/HME of $800,000 as the actual cash flows associated with these intangibles were less than what was originally used to value the intangibles. No impairments were recognized in 2008 or 2007.

Accrued Warranty Cost: Generally, the company's products are covered by warranties against defects in material and workmanship for various periods depending on the product from the date of sale to the customer. Certain components carry a lifetime warranty. A provision for estimated warranty cost is recorded at the time of sale based upon actual experience. The company continuously assesses the adequacy of its product warranty accrual and makes adjustments as needed. Historical analysis is primarily used to determine the company's warranty reserves. Claims history is reviewed and provisions are adjusted as needed. However, the company does consider other events, such as a product recall, which could warrant additional warranty reserve provision. No material adjustments to warranty reserves were necessary in the current year. See Current Liabilities in the Notes to the Consolidated Financial Statements for a reconciliation of the changes in the warranty accrual.

Product Liability Cost: The company's captive insurance company, Invatection Insurance Co., currently has a policy year that runs from September 1 to August 31 and insures annual policy losses of $10,000,000 per occurrence and $13,000,000 in the aggregate of the company's North American product liability exposure. The company also has additional layers of external insurance coverage insuring up to $75,000,000 in annual aggregate losses arising from individual claims anywhere in the world that exceed the captive insurance company policy limits or the limits of the company's per country foreign liability limits, as applicable. There can be no assurance that Invacare's current insurance levels will continue to be adequate or available at affordable rates.

Product liability reserves are recorded for individual claims based upon historical experience, industry expertise and other indicators. Additional reserves, in excess of the specific individual case reserves, are provided for incurred but not reported claims based upon actuarial valuations at the time such valuations are conducted. Historical claims experience and other assumptions are taken into consideration by the company in estimating the ultimate reserves. For example, the actuarial analysis assumes that historical loss experience is an indicator of future experience, that the distribution of exposures by geographic area and nature of operations for ongoing operations is expected to be very similar to historical operations with no dramatic changes and that the government indices used to trend losses and exposures are appropriate. Estimates made are adjusted on a regular basis and can be impacted by actual loss awards and settlements on claims. While actuarial analysis is used to help determine adequate reserves, the company is responsible for the determination and recording of adequate reserves in accordance with accepted loss reserving standards and practices.

Revenue Recognition: Invacare's revenues are recognized when products are shipped to unaffiliated customers, risk of loss is passed and title is transferred. *Revenue Recognition*, ASC 605, provides guidance on the application of generally accepted accounting principles to selected revenue recognition issues. The company has concluded that its revenue recognition policy is appropriate and in accordance with GAAP and ASC 605. Shipping and handling costs are included in cost of goods sold.

Sales are made only to customers with whom the company believes collection is reasonably assured based upon a credit analysis, which may include obtaining a credit application, a signed security agreement, personal guarantee and/or a cross corporate guarantee depending on the credit history of the customer. Credit lines are established for new customers after an evaluation of their credit report and/or other relevant financial information. Existing credit lines are regularly reviewed and adjusted with consideration given to any outstanding past due amounts.

Accounting Policies—Continued

The company offers discounts and rebates, which are accounted for as reductions to revenue in the period in which the sale is recognized. Discounts offered include: cash discounts for prompt payment, base and trade discounts based on contract level for specific classes of customers. Volume discounts and rebates are given based on large purchases and the achievement of certain sales volumes. Product returns are accounted for as a reduction to reported sales with estimates recorded for anticipated returns at the time of sale. The company does not sell any goods on consignment.

Distributed products sold by the company are accounted for in accordance with the revenue recognition guidance in ASC 605-45-05. The company records distributed product sales gross as a principal since the company takes title to the products and has the risks of loss for collections, delivery and returns.

Product sales that give rise to installment receivables are recorded at the time of sale when the risks and rewards of ownership are transferred. As such, interest income is recognized based on the terms of the installment agreements. Installment accounts are monitored and if a customer defaults on payments, interest income is no longer recognized. All installment accounts are accounted for using the same methodology, regardless of duration of the installment agreements. In December 2000, the company entered into an agreement with De Lage Landen, Inc. ("DLL"), a third party financing company, to provide the majority of future lease financing to Invacare customers.

Research and Development: Research and development costs are expensed as incurred and included in cost of products sold. The company's annual expenditures for product development and engineering were approximately $25,725,000, $24,764,000 and $22,491,000 for 2009, 2008 and 2007, respectively.

Advertising: Advertising costs are expensed as incurred and included in selling, general and administrative expenses. The company has a co-op advertising program in which the company reimburses customers up to 50% of their costs of qualifying advertising expenditures. Invacare product and brand logos must appear in all advertising. Invacare requires customers to submit proof of advertising with their claims for reimbursement. The company's cost of the program is included in SG&A expense in the consolidated statement of operations at the time the liability is estimated. Reimbursement is made on an annual basis and within 3 months of submission and approval of the documentation. The company receives monthly reporting from those in the program of their qualified advertising dollars spent and accrues based upon information received. Advertising expenses amounted to $16,519,000, $16,224,000 and $17,529,000 for 2009, 2008 and 2007, respectively, the majority of which is incurred for advertising in the United States.

Stock-Based Compensation Plans: The company accounts for share based compensation under the provisions of the *Compensation—Stock Compensation*, ASC 718. The amounts of stock-based compensation expense recognized were as follows (in thousands):

	2009	2008	2007
Stock-based compensation expense recognized as part of selling, general and administrative expense	$4,495	$3,299	$2,554

The amounts above reflect compensation expense related to restricted stock awards and nonqualified stock options awarded under the 2003 Performance Plan. Stock-based compensation is not allocated to the business segments, but is reported as part of All Other as shown in the company's Business Segment Note to the Consolidated Financial Statements.

Income Taxes: The company uses the liability method in measuring the provision for income taxes and recognizing deferred tax assets and liabilities on the balance sheet. The liability method requires that deferred

Accounting Policies—Continued

income taxes reflect the tax consequences of currently enacted rates for differences between the tax and financial reporting bases of assets and liabilities. With the exception of two subsidiaries, undistributed earnings of the company's foreign subsidiaries are considered to be indefinitely reinvested and, accordingly with the exception of the two subsidiaries, no provision for income taxes has been provided for unremitted earnings of these foreign subsidiaries. The amount of the unrecognized deferred tax liability for temporary differences related to investments in these foreign subsidiaries that are permanently reinvested is not practically determinable. The company has established a deferred tax liability of $3,500,000 for the unremitted earnings of the two subsidiaries for which the company intends to remit earnings when available under local statutory laws.

Derivative Instruments: In March 2008, SFAS 161, *Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133* (SFAS 161) as codified in *Derivatives and Hedging,* ASC 815, was issued which requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. The company adopted SFAS 161 effective January 1, 2009.

ASC 815 requires companies to recognize all derivative instruments in the consolidated balance sheet as either assets or liabilities at fair value. The accounting for changes in fair value of a derivative is dependent upon whether or not the derivative has been designated and qualifies for hedge accounting treatment and the type of hedging relationship. For derivatives designated and qualifying as hedging instruments, the company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation.

The company recognizes its derivative instruments as assets or liabilities in the consolidated balance sheet measured at fair value. A majority of the company's derivative instruments are designated and qualify as cash flow hedges. Accordingly, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the fair value of the hedged item, if any, is recognized in current earnings during the period of change.

Foreign Currency Translation: The functional currency of the company's subsidiaries outside the United States is the applicable local currency. The assets and liabilities of the company's foreign subsidiaries are translated into U.S. dollars at year-end exchange rates. Revenues and expenses are translated at monthly weighted average exchange rates. Gains and losses resulting from translation are included in accumulated other comprehensive earnings.

Net Earnings Per Share: Basic earnings per share are computed based on the weighted-average number of Common Shares and Class B Common Shares outstanding during the year. Diluted earnings per share are computed based on the weighted-average number of Common Shares and Class B Common Shares outstanding plus the effects of dilutive stock options and awards outstanding during the year. Diluted earnings per share can potentially be impacted by the convertible notes should the conditions be met to make the notes convertible or if average market price of company stock for the period exceeds the conversion price of $24.79.

Defined Benefit Plans: The company's benefit plans are accounted for in accordance with *Compensation-Retirement Benefits*, ASC 715 which requires plan sponsors to recognize the funded status of their defined benefit postretirement benefit plans in the consolidated balance sheet, measure the fair value of plan assets and benefit obligations as of the balance sheet date and to recognize changes in that funded status in the year in which the changes occur through comprehensive income.

Accounting Policies—Continued

Recent Accounting Pronouncements: In September, 2006, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 157 (FAS 157), *Fair Value Measurements* as codified in Fair Value Measurements and Disclosures, ASC 820, which created a framework for measuring fair value, clarified the definition of fair value and expanded the disclosures regarding fair value measurements. FAS 157 did not require any new fair value measurements. The company adopted the new standard as of January 1, 2008 for assets and liabilities measured at fair value on a recurring basis and the adoption had no material impact on the company's financial position, results of operations or cash flows. For assets and liabilities measured at fair value on a nonrecurring basis, such as goodwill and intangibles, the company elected to adopt as of January 1, 2009 the provisions of FAS 157 as allowed pursuant to FASB Staff Position 157-2, *Effective Date of FASB Statement No. 157.* The adoption of FAS 157 on January 1, 2009 for assets and liabilities measured at fair value on a nonrecurring basis had no material impact on the company's financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS 141(R), *Business Combinations* (SFAS 141R) as codified in *Business Combinations*, ASC 805, which changed the accounting for business acquisitions. ASC 805 requires the acquiring entity in a business combination to recognize all the assets acquired and liabilities assumed in the transaction and establishes principles and requirements as to how an acquirer should recognize and measure in its financial statements the assets acquired, liabilities assumed, any non-controlling interest and goodwill acquired. ASC 805 also requires expanded disclosure regarding the nature and financial effects of a business combination. The company adopted SFAS 141R as of January 1, 2009 and the adoption had no material impact on the company's financial position, results of operations or cash flows. ASC 805 could have a material impact on the company's financial statements in future periods if the company completes significant acquisitions in the future.

On May 9, 2008, Staff Position APB 14-1, *Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)* (FSP APB 14-1) as codified in *Debt with Conversion and Other Options,* ASC 470-20, was issued to provide clarification of the accounting for convertible debt that can be settled in cash upon conversion. The FASB believed this clarification was needed because the accounting that was being applied for convertible debt prior to FSP APB 14-1 did not fully reflect the true economic impact on the issuer since the conversion option was not captured as a borrowing cost and its full dilutive effect was not included in earnings per share. ASC 470-20 required separate accounting for the liability and equity components of the convertible debt in a manner that would reflect Invacare's nonconvertible debt borrowing rate. Accordingly, the company split the total debt amount of $135,000,000 into a convertible debt amount of $75,988,000 and a stockholders' equity (debt discount) amount of $59,012,000 as of the retrospective adoption date of February 12, 2007 and is accreting the resulting debt discount as interest expense over a ten year life. The adoption of FSP APB 14-1, effective January 1, 2009, resulted in retrospective application and accordingly reported interest expense was increased and net earnings decreased by $3,694,000 ($0.12 per share) and $2,904,000 ($0.09 per share) for 2008 and 2007, respectively. Also as a result of the adoption of FSP APB 14-1, the Consolidated Balance Sheet as of December 31, 2008 reflects a decrease in long-term debt and an offsetting increase in paid in capital of $52,414,000 and a deferred tax liability of $18,345,000 offset by a valuation reserve of the same amount.

In May 2009, *Subsequent Events,* ASC 855, was issued that provides authoritative guidance regarding subsequent events as this guidance was previously only addressed in auditing literature. The company adopted ASC 855 effective June 30, 2009 and the adoption had no material impact on the company's financial position, results of operations or cash flows.

Accounting Policies—Continued

On July 1, 2009, the FASB issued ASC 105, The Accounting Standards Codification (Codification) as the single source of authoritative U.S. accounting and reporting standards, with the exception of guidance issued by the SEC. Although the Codification is not intended to change U.S. GAAP, it does reorganize and supersede current U.S. GAAP and therefore all references to U.S. GAAP in the company's filings were changed to Codification references, beginning with the company's third quarter Form 10-Q.

Receivables

Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. Substantially all of the company's receivables are due from health care, medical equipment dealers and long term care facilities located throughout the United States, Australia, Canada, New Zealand and Europe. A significant portion of products sold to dealers, both foreign and domestic, is ultimately funded through government reimbursement programs such as Medicare and Medicaid in the U.S. As a consequence, changes in these programs can have an adverse impact on dealer liquidity and profitability. The estimated allowance for uncollectible amounts ($21,995,000 in 2009 and $18,048,000 in 2008) is based primarily on management's evaluation of the financial condition of specific customers. In addition, as a result of the third party financing arrangement, management monitors the collection status of these contracts in accordance with the company's limited recourse obligations and provides amounts necessary for estimated losses in the allowance for doubtful accounts.

Installment receivables as of December 31, 2009 and 2008 consist of the following (in thousands):

	2009			2008		
	Current	Long-Term	Total	Current	Long-Term	Total
Installment receivables	$ 5,015	$ 8,268	$13,283	$ 5,549	$ 9,568	$15,117
Less:						
Unearned interest	(97)	—	(97)	(129)	—	(129)
Allowance for doubtful accounts	(1,353)	(4,727)	(6,080)	(1,153)	(3,889)	(5,042)
	$ 3,565	$ 3,541	$ 7,106	$ 4,267	$ 5,679	$ 9,946

As a result of the company's third party financing arrangement, management also monitors the collection status of the contracts with De Lage Landen, Inc. for which the company has a limited recourse obligation and provides amounts necessary for estimated losses in the allowance for doubtful accounts. See Concentration of Credit Risk in the Notes to the Consolidated Financial Statements for a description of the financing arrangement. Long-term installment receivables are included in "Other Assets" on the consolidated balance sheet.

Inventories

Inventories as of December 31, 2009 and 2008 consist of the following (in thousands):

	2009	2008
Finished goods	$ 99,701	$ 99,486
Raw materials	59,451	64,493
Work in process	13,070	14,758
	$172,222	$178,737

Other Current Assets

Other current assets as of December 31, 2009 and 2008 consist of the following (in thousands):

	2009	2008
Value added taxes receivable	$14,347	$22,062
Recoverable income taxes	13,195	6,460
Prepaids and other current assets	24,230	23,482
	$51,772	$52,004

Property and Equipment

Property and equipment as of December 31, 2009 and 2008 consist of the following (in thousands):

	2009	2008
Machinery and equipment	$ 329,181	$ 308,532
Land, buildings and improvements	98,160	90,410
Furniture and fixtures	26,635	25,041
Leasehold improvements	14,744	15,720
	468,720	439,703
Less allowance for depreciation	(327,087)	(296,191)
	$ 141,633	$ 143,512

Acquisitions

In March 2008, Invacare Corporation acquired the assets of Naylor Medical Sales & Rentals, Inc. (Naylor) a Tennessee corporation specializing in renting product for $2,152,000, which was paid in cash. In October 2008, Invacare Corporation purchased a billing company operating as Homecare Collection Services (HCS) for $6,268,000. Both of these acquisitions were made to expand the company's services business. The company's results of operations include the results of Naylor and HCS since their respective dates of acquisition. Pursuant to the HCS purchase agreement, the company agreed to pay contingent consideration based upon earnings before interest, taxes and depreciation over the three years subsequent to the acquisition up to a maximum of $3,000,000. When the contingencies related to the acquisition are settled, any additional consideration paid will increase the respective purchase price and reported goodwill.

On November 27, 2007, Invacare Corporation acquired RoadRunner Mobility, Inc., a Texas corporation and a leading repairer of power wheelchairs supporting the equipment service needs of the Medicare beneficiary through a national network of service centers and service technicians for $5,496,000 in cash. The company's results of operations include the results of RoadRunner Mobility, Inc. since the date of the acquisition.

Goodwill

The carrying amount of goodwill by operating segment is as follows (in thousands):

	North America / HME	Invacare Supply Group	Institutional Products Group	Europe	Asia/ Pacific	Consolidated
Balance at January 1, 2008	$2,822	$23,541	$21,425	$458,135	$37,260	$543,183
Acquisitions	6,195	—	—	—	—	6,195
Foreign currency translation adjustments	—	—	(3,914)	(62,742)	(7,240)	(73,896)
Purchase accounting adjustments	145	(468)	—	1,239	(1,712)	(796)
Balance at December 31, 2008	$9,162	$23,073	$17,511	$396,632	$28,308	$474,686
Foreign currency translation adjustments	—	—	2,756	70,753	7,509	81,018
Purchase accounting adjustments	389	—	—	—	—	389
Balance at December 31, 2009	$9,551	$23,073	$20,267	$467,385	$35,817	$556,093

As a result of the Naylor and HCS acquisitions in 2008, additional goodwill of $6,195,000 was recorded, which is deductible for tax purposes. In accordance with *Intangibles—Goodwill and Other*, ASC 350, goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The company completes its annual impairment tests in the fourth quarter of each year. The discount rates used have a significant impact upon the discounted cash flow methodology utilized in the company's annual impairment testing as higher discount rates decrease the fair value estimates used in the company's testing. For purposes of Step I of the impairment test, the fair value of each reporting unit is estimated by forecasting cash flows and discounting those cash flows using appropriate discount rates. The fair values are then compared to the carrying value of the net assets of each reporting unit. Step II of the impairment test requires a more detailed assessment of the fair values associated with the net assets of a reporting unit that fails the Step I test, including a review for impairment in accordance with *Property, Plant and Equipment,* ASC 360.

The company utilizes a discounted cash flow method model to analyze reporting units for impairment in which the company forecasts income statement and balance sheet amounts based on assumptions regarding future sales growth, profitability, inventory turns, days' sales outstanding, etc. to forecast future cash flows. The cash flows are discounted using a weighted average cost of capital discount rate where the cost of debt is based on quoted rates for 20-year debt of companies of similar credit risk and the cost of equity is based upon the 20-year treasury rate for the risk free rate, a market risk premium, the industry average beta and a small cap stock adjustment. The assumptions used are based on a market participant's point of view and yielded a discount rate of 10.74% in 2009 compared to 8.90% to 9.90% in 2008 and 9.25% to 10.25% in 2007. If the discount rate used were 100 basis points higher for the 2009 impairment analysis, the company would potentially have a potential impairment for the Asia/Pacific reporting unit. Accordingly, the performance of the Asia/Pacific region in particular will be closely monitored going forward to determine if the goodwill for the region needs to be re-evaluated for potential impairment.

While there was no indication of impairment in 2009 related to goodwill, impairment charges of $1,696,000 were recognized related to intangibles in Europe and NA/HME and a future potential impairment is possible for any of the company's reporting units should actual results differ materially from forecasted results used in the valuation analysis. Furthermore, the company's annual valuation of goodwill can differ materially if the market inputs used to determine the discount rate change significantly. For instance, higher interest rates or greater stock price volatility would increase the discount rate and thus increase the chance of impairment.

Other Intangibles

All of the company's other intangible assets have been assigned definite lives and continue to be amortized over their useful lives, except for $34,953,000 related to trademarks, which have indefinite lives. The changes in intangible balances reflected on the balance sheet from December 31, 2008 to December 31, 2009 were the result of foreign currency translation and amortization except for intangible write-downs, noted below, which totaled $1,696,000. The company's intangibles consist of the following (in thousands):

	December 31, 2009		December 31, 2008	
	Historical Cost	Accumulated Amortization	Historical Cost	Accumulated Amortization
Customer Lists	$ 78,780	$36,359	$ 72,155	$28,526
Trademarks	34,953	—	30,934	—
License agreements	4,326	4,051	5,494	4,688
Developed Technology	7,409	2,434	6,698	1,942
Patents	7,020	5,246	6,761	4,790
Other	5,905	4,998	8,890	6,220
	$138,393	$53,088	$130,932	$46,166

Amortization expense related to other intangibles was $8,671,000, $9,634,000 and $8,985,000 for 2009, 2008 and 2007, respectively. Estimated amortization expense for each of the next five years is expected to be $8,720,000 for 2010, $8,452,000 in 2011, $8,027,000 in 2012, $6,835,000 in 2013 and $6,548,000 in 2014. Amortized intangibles are being amortized on a straight-line basis for periods from 3 to 20 years with the majority of the intangibles being amortized over a life of between 10 and 13 years.

In accordance with ASC 350, *Intangibles—Goodwill and Other*, the company reviews intangibles for impairment. For purposes of the impairment test, the fair value of each unamortized intangible is estimated by forecasting cash flows and discounting those cash flows using appropriate discount rates. The fair values are then compared to the carrying value of the intangible. For amortized intangibles, the forecasted undiscounted cash flows were compared to the carrying value, and if impairment results, the impairment is measured based on the estimated fair value of the intangibles. As a result of the company's 2009 intangible impairment review, impairment charges of $896,000 and $800,000 were recorded related to trademarks for Europe and a customer list for NA/HME, respectively, as the actual cash flows associated with these intangibles were less than the cash flows originally used to value the intangibles.

Investment in Affiliated Company

ASC 810, *Consolidation*, requires consolidation of an entity if the company is subject to a majority of the risk of loss from the variable interest entity's (VIE) activities or entitled to receive a majority of the entity's residual returns, or both. A company that consolidates a VIE is known as the primary beneficiary of that entity.

Until the fourth quarter of 2007, the company consolidated NeuroControl, a company whose product is focused on the treatment of post-stroke shoulder pain in the United States. Certain of the company's officers and directors (or their affiliates) had small minority equity ownership positions in NeuroControl. Based on the provisions of ASC 810 and the company's analysis, the company had consolidated this investment on a prospective basis since January 1, 2005 and recorded an intangible asset for patented technology of $7,003,000. The other beneficial interest holders have no recourse against the company.

In the fourth quarter of 2006, the company's board of directors made a decision to no longer fund the cash needs of NeuroControl. Based upon that decision, NeuroControl's directors decided to commence a liquidation

Investment in Affiliated Company—Continued

process and cease operations. Therefore, funding of this investment ceased on December 31, 2006. As a result of this decision, the company established a valuation reserve related to the NeuroControl intangible asset of $5,601,000 to fully reserve against the patented technology intangible as it was deemed to be impaired. In the fourth quarter of 2007, the company recognized a one-time gain of $3,981,000 due to the cancellation of debt owed by NeuroControl to two third parties. As of December 31, 2007, all operations of NeuroControl had ceased.

Current Liabilities

Accrued expenses as of December 31, 2009 and 2008 consisted of accruals for the following (in thousands):

	2009	2008
Salaries and wages	$ 45,252	$ 40,819
Warranty cost	21,506	16,798
Taxes other than income taxes, primarily Value Added Taxes	19,390	24,684
Freight	13,058	15,076
Interest	9,822	11,792
Professional	5,888	3,135
Product liability, current portion	4,232	4,024
Rebates	3,488	3,567
Insurance	2,270	2,466
Derivative liability	2,173	4,456
Severance	1,507	773
Other items, principally trade accruals	13,707	16,022
	$142,293	$143,612

Accrued rebates relate to several volume incentive programs the company offers its customers. The company accounts for these rebates as a reduction of revenue when the products are sold in accordance with the guidance in ASC 605-50, *Customer Payments and Incentives.*

Changes in accrued warranty costs were as follows (in thousands):

	2009	2008
Balance as of January 1	$16,798	$ 16,616
Warranties provided during the period	12,186	11,705
Settlements made during the period	(9,404)	(12,364)
Changes in liability for pre-existing warranties during the period, including expirations	1,926	841
Balance as of December 31	$21,506	$ 16,798

Long-Term Debt

Debt as of December 31, 2009 and 2008 consisted of the following (in thousands):

	2009	2008
$250,000,000 term loan facility at 2.25% above local interbank offered rates (LIBOR), expires February 12, 2013	$ —	$160,000
$175,000,000 senior notes at 9.75%, due in February 2015	173,490	173,193
$135,000,000 convertible senior subordinated debentures at 4.125%, due in February 2027	86,728	82,586
Revolving credit agreements, due in February 2012	1,725	—
Other notes and lease obligations	11,382	10,627
	273,325	426,406
Less current maturities of long-term debt	(1,091)	(18,699)
	$272,234	$407,707

On February 12, 2007, the company completed a financing program which provided the company with total capacity of approximately $710 million, the net proceeds of which were used to refinance substantially all of the company's then existing indebtedness and pay related fees and expenses. As part of the financing, the company entered into a $400,000,000 senior secured credit facility consisting of a $250,000,000 term loan facility and a $150,000,000 revolving credit facility. The company's obligations under the senior secured credit facility are secured by substantially all of the company's assets and are guaranteed by its material domestic subsidiaries, with certain obligations also guaranteed by its material foreign subsidiaries. Borrowings under the revolving credit facility currently bear interest at LIBOR plus a margin of 1.25%, including a facility fee of 0.25% per annum on the facility. During 2009, the company fully paid down its $250 million term loan facility which was not due to expire until February 2013. As a result, approximately $2.9 million pre-tax of deferred financing fees, which were previously capitalized, were expensed in the NA/HME operating segment.

In February 2007, the company also completed the sale of $175,000,000 principal amount of its 9.75% Senior Notes due 2015 (the "Senior Notes") to qualified institutional buyers pursuant to Rule 144A and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act of 1933, as amended (the "Securities Act"). The notes are unsecured senior obligations of the company guaranteed by substantially all of the company's domestic subsidiaries, and pay interest at 9.75% per annum on each February 15 and August 15. The net proceeds to the company from the offering of the notes, after deducting the initial purchasers' discount and the offering expenses payable by the company, were approximately $167,000,000.

Also, as part of the refinancing, the company completed the sale of $135,000,000 principal amount of its Convertible Senior Subordinated Debentures due 2027 (the "Convertible Notes") to qualified institutional buyers pursuant to Rule 144A under the Securities Act. The debentures are unsecured senior subordinated obligations of the company guaranteed by substantially all of the company's domestic subsidiaries, pay interest at 4.125% per annum on each February 1 and August 1, and are convertible upon satisfaction of certain conditions into cash, common shares of the company, or a combination of cash and common shares of the company, subject to certain conditions, and at the company's discretion. The debentures allow the company to satisfy the conversion using any combination of cash or stock. The company intends to satisfy the accreted value of the debentures using cash. Assuming adequate cash on hand at the time of conversion, the company also intends to satisfy the conversion spread using cash, as opposed to stock.

The company includes the dilutive effect of shares necessary to settle the conversion spread in the Net Earnings (loss) per Share—Assuming Dilution calculation unless such amounts are antidilutive. The initial

Long-Term Debt—Continued

conversion rate is 40.3323 shares per $1,000 principal amount of debentures, which represents an initial conversion price of approximately $24.79 per share. Holders of the debentures can convert the debt to common stock if the company's common stock price is at a level in excess of $32.23, a 30% premium to the initial conversion price for at least 20 trading days during a period of 30 consecutive trading days preceding the date on which the notice of conversion is given. At a conversion price of $32.23 (30% premium over $24.79), the full conversion of the convertible debt equates to 5,445,000 shares. The debentures are redeemable at the company's option, subject to specified conditions, on or after February 6, 2012 through and including February 1, 2017. The company may redeem some or all of the debentures for cash on or after February 1, 2017. Holders have the right to require the company to repurchase all or some of their debentures upon the occurrence of certain circumstances on February 1, 2017 and 2022. The company evaluated the terms of the call, redemption and conversion features under the applicable accounting literature, including *Derivatives and Hedging,* ASC 815, and determined that the features did not require separate accounting as derivatives. The net proceeds to the company from the offering of the debentures after deducting the estimated offering expenses payable by the company, were approximately $132,300,000. The notes, debentures and common shares issuable upon conversion of the debentures have been registered under the Securities Act.

The components of the company's convertible debt as of December 31, 2009 and 2008 consist of the following (in thousands):

	2009	2008
Carrying amount of equity component	$ 59,012	$ 59,012
Principal amount of liability component	$135,000	$135,000
Unamortized discount	(48,272)	(52,414)
Net carrying amount	$ 86,728	$ 82,586

The unamortized discount of $48,272,000 is to be amortized through February 2017. The effective interest rate on the liability component was 11.5% for 2007 through 2009. Non-cash interest expense of $4,142,000, $3,694,000 and $2,904,000 was recognized in 2009, 2008 and 2007, respectively, in comparison to actual interest expense paid of $5,569,000, based on the stated coupon rate of 4.125%, for each of the same periods. The convertible debt was not convertible as of December 31, 2009 nor was the convertible debt conversion price threshold of $32.23, as noted above, met.

There were no borrowings denominated in foreign currencies as of December 31, 2009 and 2008. For 2009 and 2008, the weighted average floating interest rate on borrowings was 6.67% and 6.95%, respectively.

The company's borrowing arrangements contain covenants with respect to, among other items, maximum amount of debt, minimum loan commitments, interest coverage, dividend payments, working capital, and debt to EBITDA, as defined in the company's bank agreements and agreement with its note holders. The company is in compliance with all covenant requirements. Under the most restrictive covenant of the company's borrowing arrangements as of December 31, 2009, the company had the capacity to borrow up to an additional $148,275,000.

In July 2009, cash flow hedges entered into in July 2007 that exchanged the LIBOR variable rate on $125,000,000 of term loan debt for a fixed rate of 5.0525% expired. As of December 31, 2009, the company was not a party to any interest rate swap agreements.

The aggregate minimum maturities of long-term debt for each of the next five years are as follows: $1,091,000 in 2010, $1,067,000 in 2011, $2,767,000 in 2012, $1,054,000 in 2013, and $1,125,000 in 2014. Due

Long-Term Debt—Continued

to the pay down of debt in 2009, the company is not required to make an excess cash flow payment as defined in the company's credit facility agreement. Interest paid on borrowings was $33,188,000, $40,547,000 and $42,053,000 in 2009, 2008 and 2007, respectively.

During 2009, the company entered into amendment agreements to its Credit Agreement that, among other things, generally allowed for the company to have greater flexibility regarding restructuring efforts, disposition of property, prepay intercompany debt, and redeem, purchase or otherwise retire the company's subordinated indebtedness, including its Senior Notes and Convertible Notes, in an aggregate amount not to exceed $75,000,000.

Other Long-Term Obligations

Other long-term obligations as of December 31, 2009 and 2008 consist of the following (in thousands):

	2009	2008
Supplemental Executive Retirement Plan liability	$25,677	$24,293
Product liability	19,757	19,734
Deferred income taxes	30,276	25,664
Other, principally deferred compensation	19,993	19,135
Total long-term obligations	$95,703	$88,826

Leases and Commitments

The company leases a portion of its facilities, transportation equipment, data processing equipment and certain other equipment. These leases have terms from 1 to 20 years and provide for renewal options. Generally, the company is required to pay taxes and normal expenses of operating the facilities and equipment. As of December 31, 2009, the company is committed under non-cancelable operating leases, which have initial or remaining terms in excess of one year and expire on various dates through 2024. Lease expenses were approximately $23,966,000 in 2009, $23,363,000 in 2008, and $22,229,000 in 2007.

The amount of buildings and equipment capitalized in connection with capital leases was $17,637,000 and $14,752,000 at December 31, 2009 and 2008, respectively. At December 31, 2009 and 2008, accumulated amortization was $6,295,000 and $4,179,000, respectively, which is included in depreciation expense.

Future minimum operating and capital lease commitments as of December 31, 2009, are as follows (in thousands):

Year	Capital Leases	Operating Leases
2010	$ 1,819	$21,584
2011	1,760	14,133
2012	1,652	8,595
2013	1,585	5,328
2014	1,577	4,256
Thereafter	7,290	5,094
Total future minimum lease payments	15,683	$58,990
Amounts representing interest	(4,329)	
Present value of minimum lease payments	$11,354	

Retirement and Benefit Plans

Substantially all full-time salaried and hourly domestic employees are included in the Invacare Retirement Savings Plan sponsored by the company. The company makes matching cash contributions up to 66.7% of employees' contributions up to 3% of compensation, quarterly contributions based upon 4% of qualified wages and may make discretionary contributions to the domestic plans based on an annual resolution of the Board of Directors. Contribution expense for the Invacare Retirement Savings Plan in 2009, 2008 and 2007 was $6,681,000, $6,140,000, and $5,455,000, respectively.

The company sponsors a Deferred Compensation Plus Plan covering certain employees, which provides for elective deferrals and the company retirement deferrals so that the total retirement deferrals equal amounts that would have contributed to the company's principal retirement plans if it were not for limitations imposed by income tax regulations.

The company also sponsors a non-qualified defined benefit Supplemental Executive Retirement Plan (SERP) for certain key executives. The projected benefit obligation related to this unfunded plan was $26,068,000 and $24,717,000 at December 31, 2009 and 2008, respectively, and the accumulated benefit obligation was $25,941,000 and $24,323,000 at December 31, 2009 and 2008, respectively. The projected benefit obligations were calculated using an assumed future salary increase of 4% at both December 31, 2009 and 2008. The assumed discount rate for both 2009 and 2008 was 6% based upon the discount rate on high-quality fixed-income investments without adjustment. The retirement age was 65 for both 2009 and 2008. Expense for the plan in 2009, 2008 and 2007 was $2,128,000, $2,391,000, and $3,031,000, respectively of which $1,454,000, $1,294,000, and $1,520,000 was related to interest cost with the remaining portion related to service costs, prior service costs and other gains/losses. Benefit payments in 2009, 2008 and 2007 were $517,000, $424,000 and $424,000, respectively.

Effective December 31, 2008, the SERP was amended, in part to comply with IRS Section 409A. As a result of the amendment, the plan became a defined benefit cash balance plan for the non-retired participants and thus, future payments by the company will be made based upon a cash balance formula with interest credited at a rate determined annually by the Compensation Committee of the Board of Directors, currently 6%. The plan continues to be unfunded with individual hypothetical accounts maintained for each participant. Future company expense will be equal to the hypothetical contributions made for each participant plus the crediting of interest. As a result of the plan amendment, a prior service credit of $12,455,000 was initially recorded in Accumulated Other Comprehensive Earnings. The prior service credit is being amortized consistent with the amortization of the unrealized losses previously recognized in Accumulated Other Comprehensive Earnings under ASC 715. The company has determined that amortization of each of these components will offset annually and thus, the net expense reported by the company will be equal to the company's contributions.

In 2005, the company began sponsoring a Death Benefit Only Plan for certain key executives that provides a benefit equal to three times the participant's final earnings should the participant's death occur while an employee and a benefit equal to one times the participant's final earnings upon the participant's death after normal retirement or post-employment. Expense for the plan in 2009, 2008 and 2007 was $190,000, $121,000, and $281,000, respectively of which $131,000, $72,000, and $254,000 was related to service cost and accrual adjustments with the remaining portion related to interest costs. There were no benefit payments in 2009, 2008 or 2007.

Accumulated other comprehensive income associated with the SERP and Death Benefit Only Plan (Defined Benefit Plans) was $1,021,000 and $1,558,000 as of December 31, 2009 and 2008, respectively for a net change of ($537,000) with $2,318,000 in net periodic benefit costs recognized during the year.

Retirement and Benefit Plans—Continued

In conjunction with these non-qualified plans, the company has invested in life insurance policies related to certain employees to help satisfy these future obligations. The current cash surrender value of these policies approximates the current benefit obligations.

Shareholders' Equity Transactions

The company's Common Shares have a $.25 stated value. The Common Shares and the Class B Common Shares generally have identical rights, terms and conditions and vote together as a single class on most issues, except that the Class B Common Shares have ten votes per share, carry a 10% lower cash dividend rate and, in general, can only be transferred to family members. Holders of Class B Common Shares are entitled to convert their shares into Common Shares at any time on a share-for-share basis.

The 2003 Performance Plan, as amended (the "2003 Plan"), allows the Compensation and Management Development Committee of the Board of Directors (the "Committee") to grant up to 6,800,000 Common Shares in connection with incentive stock options, non-qualified stock options, stock appreciation rights and stock awards (including the use of restricted stock), which includes the addition of 3,000,000 Common Shares authorized for issuance under the 2003 Plan, as approved by the company's shareholders on May 21, 2009. The maximum aggregate number of Common Shares that may be granted during the term of the 2003 Plan pursuant to all awards, other than stock options, is 1,300,000 Common Shares. The Committee has the authority to determine which participants will receive awards, the amount of the awards and the other terms and conditions of the awards. During 2009, 2008 and 2007, the Committee granted 754,581, 701,594 and 503,096 non-qualified stock options, respectively, each having a term of ten years and generally granted at the fair market value of the company's Common Shares on the date of grant under the 2003 Plan. There were no stock appreciation rights outstanding at December 31, 2009, 2008 or 2007.

Restricted stock awards for 125,840, 96,800, and 80,320 shares were granted in years 2009, 2008 and 2007 without cost to the recipients. The 2009 weighted average fair value of the 2009 restricted stock awards was $20.37. The restricted stock awards vest ratably over the four years after the award date. There were 65,121 restricted stock awards with a weighted average fair value of $26.35 that vested in 2009 and 17,325 restricted stock awards with a weighted average fair value of $24.23 that were forfeited in 2009.

At December 31, 2009 and 2008, there were 247,961 and 204,567 shares, respectively, for restricted stock awards that were unvested. Unearned restricted stock compensation of $4,866,000 in 2009, $4,505,000 in 2008 and $3,904,000 in 2007, determined as the market value of the shares at the date of grant, is being amortized on a straight-line basis over the vesting period. Compensation expense of $1,783,000, $1,338,000 and $1,322,000 was recognized in 2009, 2008 and 2007, respectively, related to restricted stock awards granted since 2004.

The 2003 Plan and the 1994 Performance Plan have provisions that allow employees to exchange mature shares to pay the exercise price and surrender shares for the options to cover the minimum tax withholding obligation. Under these provisions, the company acquired approximately 410,000 treasury shares for $8,841,000 in 2009, 224,000 shares for $5,334,000 in 2008 and 14,000 shares for $298,000 in 2007.

Shareholders' Equity Transactions—Continued

The following table summarizes information about stock option activity for the three years ended December 31, 2009, 2008 and 2007:

	2009	Weighted Average Exercise Price	2008	Weighted Average Exercise Price	2007	Weighted Average Exercise Price
Options outstanding at January 1	4,910,547	$29.37	4,732,965	$30.02	4,724,651	$30.68
Granted	754,581	20.38	701,594	24.82	503,096	23.26
Exercised	(490,325)	19.68	(243,982)	23.60	(1,875)	23.32
Canceled	(555,275)	26.27	(280,030)	33.89	(492,907)	29.45
Options outstanding at December 31	4,619,528	$29.28	4,910,547	$29.37	4,732,965	$30.02
Options exercise price range at December 31	$ 10.70 to $ 47.80		$ 10.70 to $ 47.80		$ 16.03 to $ 47.80	
Options exercisable at December 31	3,099,092		3,654,689		3,895,458	
Options available for grant at December 31*	3,132,623		746,320		1,354,431	

* Options available for grant as of December 31, 2009 reduced by net restricted stock award activity of 400,278.

The following table summarizes information about stock options outstanding at December 31, 2009:

	Options Outstanding			Options Exercisable	
Exercise Prices	Number Outstanding At 12/31/09	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable At 12/31/09	Weighted Average Exercise Price
$ 10.70 – $14.89	24,142	2.6 years	$10.87	23,142	$10.70
$ 16.26 – $23.71	1,817,975	7.1	$21.87	745,248	$22.97
$ 24.43 – $36.40	1,616,995	4.4	$29.08	1,170,286	$30.30
$ 37.70 – $47.80	1,160,416	4.7	$41.53	1,160,416	$41.53
Total	4,619,528	5.5	$29.28	3,099,092	$32.59

The plans provide that shares granted come from the company's authorized but unissued Common Shares or treasury shares. In addition, the company's stock-based compensation plans allow participants to exchange mature shares for the exercise price and surrender shares for minimum withholding taxes, which results in the company acquiring treasury shares. Pursuant to the plans, the Committee has established that the majority of the 2009 grants may not be exercised within one year from the date granted and options must be exercised within ten years from the date granted. Accordingly, the assumption regarding the stock options issued in 2009, 2008 and 2007 was that 25% of such options vested in the year following issuance. The stock options awarded during such years provided a four-year vesting period whereby options vest equally in each year. The 2009, 2008 and 2007 expense has been adjusted for estimated forfeitures of awards that will not vest because service or employment requirements have not been met.

Shareholders' Equity Transactions—Continued

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2009	2008	2007
Expected dividend yield	.21%	.21%	.20%
Expected stock price volatility	39.9%	31.5%	29.2%
Risk-free interest rate	1.81%	2.65%	4.31%
Expected life in years	3.7	3.7	3.9
Forfeiture percentage	12.7%	5.7%	8.0%

Expected stock price volatility is calculated at each date of grant based on historical stock prices for a period of time commensurate with the expected life of the option. The weighted-average fair value of options granted during 2009, 2008 and 2007 was $6.84, $6.91 and $7.01, respectively. The weighted-average remaining contractual life of options outstanding at December 31, 2009, 2008 and 2007 was 5.5, 5.0 and 5.0 years, respectively. The weighted-average contractual life of options exercisable at December 31, 2009 was 3.9 years. The total intrinsic value of stock awards exercised in 2009, 2008 and 2007 was $962,000, $263,000 and $3,000, respectively. As of December 31, 2009, the intrinsic value of all options outstanding and of all options exercisable was $5,914,000 and $1,799,000, respectively.

The exercise of stock awards in 2009, 2008 and 2007 resulted in cash received by the company totaling $1,628,000, $834,000 and $44,000 for each period, respectively with no tax benefits for any period. The total fair value of awards vested during 2009, 2008 and 2007 was $1,716,000, $1,771,000 and $975,000, respectively.

As of December 31, 2009, there was $14,619,000 of total unrecognized compensation cost from stock-based compensation arrangements granted under the plans, which is related to non-vested options and shares, which includes $4,866,000 related to restricted stock awards. The company expects the compensation expense to be recognized over a weighted-average period of approximately 2 years. Prior to the adoption of ASC 718, *Compensation—Stock Compensation*, the company presented all tax benefit deductions resulting from the exercise of stock options as a component of operating cash flows in the Consolidated Statement of Cash Flows. In accordance with ASC 718, any tax benefits resulting from tax deductions in excess of the compensation expense recognized for those options is classified as a component of financing cash flows.

Effective July 8, 2005, the company adopted a new Rights Agreement to replace the company's previous shareholder rights plan, which expired on July 7, 2005. In order to implement the new Rights Agreement, the Board of Directors declared a dividend of one Right for each outstanding share of the company's Common Shares and Class B Common Shares to shareholders of record at the close of business on July 19, 2005. Each Right entitles the registered holder to purchase from the company one one-thousandth of a Series A Participating Serial Preferred Share, without par value, at a Purchase Price of $180.00 in cash, subject to adjustment. The Rights will not become exercisable until after a person (an "Acquiring Party") has acquired, or obtained the right to acquire, or commences a tender offer to acquire, shares representing 30% or more of the company's outstanding voting power, subject to deferral by the Board of Directors. After the Rights become exercisable, under certain circumstances, the Rights may be exercisable to purchase Common Shares of the company, or common shares of an acquiring company, at a price equal to the exercise price of the Right divided by 50% of the then current market price per Common Share or acquiring company common share, as the case may be. The Rights will expire on July 18, 2015 unless previously redeemed or exchanged by the company. The company may redeem and terminate the Rights in whole, but not in part, at a price of $0.001 per Right at any time prior to 10 days following a public announcement that an Acquiring Party has acquired beneficial ownership of shares representing 30% or more of the company's outstanding voting power, and in certain other circumstances described in the Rights Agreement.

Capital Stock

Capital stock activity for 2009, 2008 and 2007 consisted of the following (in thousands of shares):

	Common Stock Shares	Class B Shares	Treasury Shares
January 1, 2007 Balance	32,051	1,112	(1,186)
Exercise of stock options	2	—	—
Stock awards	73	—	(14)
December 31, 2007 Balance	32,126	1,112	(1,200)
Conversion of Class B to Common	1	(1)	—
Exercise of stock options	242	—	(204)
Stock awards	80	—	(20)
December 31, 2008 Balance	32,449	1,111	(1,424)
Exercise of stock options	490	—	(386)
Stock awards	109	—	(24)
December 31, 2009 Balance	33,048	1,111	(1,834)

Stock awards for 17,325 and 8,000 shares were cancelled in 2009 and 2007, respectively. There were no stock award cancellations for 2008.

Other Comprehensive Earnings

The components of accumulated other comprehensive earnings are as follows (in thousands):

	Currency Translation Adjustments	Unrealized Gain (Loss) on Available-for-Sale Securities	Defined Benefit Plans	Unrealized Gain (Loss) on Derivative Financial Instruments	Total
Balance at January 1, 2007	$ 112,680	$ 660	$(14,940)	$ 788	$ 99,188
Foreign currency translation adjustments	66,373				66,373
Unrealized gain on available for sale securities		63			63
Deferred tax liability relating to unrealized gain on available for sale securities		(22)			(22)
Defined benefit plan amortization of prior service costs and unrecognized losses			2,701		2,701
Deferred tax expense resulting from Defined benefit plan amortization of prior service costs and unrecognized losses			(945)		(945)
Valuation reserve reduction resulting from amortization of prior service costs and unrecognized losses related to Defined benefit plans			945		945
Current period unrealized loss on cash flow hedges, net of reclassifications				(3,786)	(3,786)
Deferred tax benefits relating to unrealized loss on derivative financial instruments				452	452
Balance at December 31, 2007	$ 179,053	$ 701	$(12,239)	$(2,546)	$ 164,969
Foreign currency translation adjustments	(124,361)				(124,361)
Unrealized loss on available for sale securities		(113)			(113)
Deferred tax asset relating to unrealized loss on available for sale securities		40			40
Valuation reserve reduction relating to unrealized loss on available for sale securities		(40)			(40)
Defined Benefit Plans:					
Amortization of prior service costs and unrecognized losses			2,513		2,513
Plan amendment giving rise to prior service credit			12,455		12,455
Amounts arising during the year, primarily due to the addition of new participants			(4,287)		(4,287)
Deferred tax expense resulting from amortization of prior service costs and unrecognized losses, prior service credit and other amounts arising during the year			(3,738)		(3,738)
Valuation reserve reduction resulting from amortization of prior service costs and unrecognized losses, prior service credit and other amounts arising during the year			3,738		3,738
Current period unrealized loss on cash flow hedges, net of reclassifications				(470)	(470)
Deferred tax benefits relating to unrealized loss on derivative financial instruments				83	83
Balance at December 31, 2008	$ 54,692	$ 588	$ (1,558)	$(2,933)	$ 50,789
Foreign currency translation adjustments	119,453				119,453
Unrealized gain on available for sale securities		96			96
Deferred tax liability relating to unrealized gain on available for sale securities		(34)			(34)
Valuation reserve reduction relating to unrealized gain on available for sale securities		34			34
Defined benefit plan amortization of prior service costs and unrecognized losses			537		537
Deferred tax expense resulting from Defined benefit plan amortization of prior service costs and unrecognized losses			(188)		(188)
Valuation reserve reduction resulting from amortization of prior service costs and unrecognized losses related to Defined benefit plans			188		188
Current period unrealized gain on cash flow hedges, net of reclassifications				3,360	3,360
Deferred tax loss relating to unrealized gain on derivative financial instruments				(31)	(31)
Balance at December 31, 2009	$ 174,145	$ 684	$ (1,021)	$ 396	$ 174,204

A net loss of $3,157,000 in 2009, a net loss of $26,000 in 2008 and a net gain of $451,000 in 2007 were reclassified into earnings related to derivative instruments designated and qualifying as cash flow hedges.

Charges Related to Restructuring Activities

On July 28, 2005, the company announced multi-year cost reductions and profit improvement actions, which included: reducing global headcount, outsourcing improvements utilizing the company's China manufacturing capability and third parties, shifting substantial resources from product development to manufacturing cost reduction activities and product rationalization, reducing freight exposure through freight auctions and changing the freight policy, general expense reductions and exiting four facilities. The restructuring was necessitated by the continued decline in reimbursement by the U.S. government as well as similar reimbursement pressures abroad and continued pricing pressures faced by the company as a result of outsourcing by competitors to lower cost locations.

To date, the company has made substantial progress on its restructuring activities, which are now substantially complete, including exiting facilities and eliminating positions through December 31, 2009, which resulted in restructuring charges of $4,804,000, $4,766,000, $11,408,000, $21,250,000 and $7,533,000 in 2009, 2008, 2007, 2006 and 2005, respectively, of which $298,000, $1,817,000, $1,817,000, $3,973,000 and $238,000, respectively is recorded in cost of products sold as it relates to inventory markdowns. There have been no material changes in accrued balances related to the charge, either as a result of revisions in the plan or changes in estimates, and the company expects to utilize the accruals recorded as of December 31, 2009 during 2010. A progression by reporting segment of the accruals recorded as a result of the restructuring is as follows (in thousands):

	Severance	Product Line Discontinuance	Contract Terminations	Other	Total
January 1, 2006 Balance					
NA/HME	$ 2,130	$ —	$ —	$ —	$ 2,130
ISG	112	—	165	—	277
Europe	799	—	—	—	799
Asia/Pacific	63	—	—	—	63
Total	$ 3,104	$ —	$ 165	$ —	$ 3,269
Accruals					
NA/HME	5,549	2,719	1,346	—	9,614
ISG	457	552	—	—	1,009
IPG	38	—	—	—	38
Europe	5,208	455	—	2,995	8,658
Asia/Pacific	621	557	745	8	1,931
Total	$11,873	$ 4,283	$ 2,091	$ 3,003	$ 21,250
Payments					
NA/HME	(6,320)	(682)	(789)	—	(7,791)
ISG	(403)	(552)	(165)	—	(1,120)
IPG	(38)	—	—	—	(38)
Europe	(2,273)	(455)	—	(2,995)	(5,723)
Asia/Pacific	(684)	(557)	(623)	(8)	(1,872)
Total	$(9,718)	$(2,246)	$(1,577)	$(3,003)	$(16,544)

Charges Related to Restructuring Activities—Continued

	Severance	Product Line Discontinuance	Contract Terminations	Other	Total
December 31, 2006 Balance					
NA/HME	1,359	2,037	557	—	3,953
ISG	166	—	—	—	166
Europe	3,734	—	—	—	3,734
Asia/Pacific	—	—	122	—	122
Total	$ 5,259	$ 2,037	$ 679	$ —	$ 7,975
Accruals					
NA/HME	3,705	178	(19)	—	3,864
ISG	67	—	—	—	67
IPG	19	—	98	55	172
Europe	862	386	—	3,247	4,495
Asia/Pacific	1,258	1,253	299	—	2,810
Total	$ 5,911	$ 1,817	$ 378	$ 3,302	$ 11,408
Payments					
NA/HME	(4,362)	(2,183)	(172)	—	(6,717)
ISG	(228)	—	—	—	(228)
IPG	(19)	—	(98)	(55)	(172)
Europe	(4,591)	(386)	—	(3,202)	(8,179)
Asia/Pacific	(746)	(1,253)	(382)	—	(2,381)
Total	$(9,946)	$(3,822)	$(652)	$(3,257)	$(17,677)
December 31, 2007 Balance					
NA/HME	702	32	366	—	1,100
ISG	5	—	—	—	5
Europe	5	—	—	45	50
Asia/Pacific	512	—	39	—	551
Total	$ 1,224	$ 32	$ 405	$ 45	$ 1,706
Accruals					
NA/HME	217	—	(15)	—	202
ISG	—	1,598	—	—	1,598
IPG	—	—	115	—	115
Europe	1,371	208	—	649	2,228
Asia/Pacific	522	11	90	—	623
Total	$ 2,110	$ 1,817	$ 190	$ 649	$ 4,766
Payments					
NA/HME	(693)	(31)	(195)	—	(919)
ISG	(5)	(1,598)	—	—	(1,603)
IPG	—	—	(115)	—	(115)
Europe	(829)	(208)	—	(574)	(1,611)
Asia/Pacific	(1,034)	(11)	(129)	—	(1,174)
Total	$(2,561)	$(1,848)	$(439)	$ (574)	$ (5,422)
December 31, 2008 Balance					
NA/HME	226	1	156	—	383
Europe	547	—	—	120	667
Total	$ 773	$ 1	$ 156	$ 120	$ 1,050

Charges Related to Restructuring Activities—Continued

	Severance	Product Line Discontinuance	Contract Terminations	Other	Total
Accruals					
NA/HME	301	—	(41)	—	260
ISG	60	—	—	—	60
IPG	49	—	—	—	49
Europe	1,426	—	—	1,826	3,252
Asia/Pacific	1,153	—	30	—	1,183
Total	$ 2,989	$—	$ (11)	$ 1,826	$ 4,804
Payments					
NA/HME	(481)	—	(92)	—	(573)
ISG	(60)	—	—	—	(60)
IPG	(44)	—	—	—	(44)
Europe	(1,157)	—	—	(1,603)	(2,760)
Asia/Pacific	(1,111)	—	(30)	—	(1,141)
Total	$(2,853)	$—	$(122)	$(1,603)	$(4,578)
December 31, 2009 Balance					
NA/HME	46	1	23	—	70
IPG	5	—	—	—	5
Europe	816	—	—	343	1,159
Asia/Pacific	42	—	—	—	42
Total	$ 909	$ 1	$ 23	$ 343	$ 1,276

Income Taxes

Earnings (loss) before income taxes consist of the following (in thousands):

	2009	2008	2007
Domestic	$ (797)	$(10,138)	$(43,273)
Foreign	48,076	57,945	54,859
	$47,279	$ 47,807	$ 11,586

The company has provided for income taxes (benefits) as follows (in thousands):

	2009	2008	2007
Current:			
Federal	$ (8,310)	$ 560	$ (2,340)
State	1,775	(600)	1,430
Foreign	10,850	11,570	8,180
	4,315	11,530	7,270
Deferred:			
Federal	—	190	3,230
Foreign	1,785	1,230	2,800
	1,785	1,420	6,030
Income Taxes	$ 6,100	$12,950	$13,300

Income Taxes—Continued

Included in the 2009 Federal current tax benefit is a benefit of $7,750,000 resulting from the carryback of the 2008 Federal domestic net operating loss as a result of the Worker, Homeownership and Business Assistance Act of 2009, which became effective in November of 2009. The deferred tax asset previously recorded by the company, related to the loss carryforward, was fully offset by a tax valuation allowance.

Included in 2007 foreign deferred tax expense is a $7,820,000 benefit related to a tax rate change in Germany corresponding to the reduction of the company's net German deferred tax liability.

A reconciliation to the effective income tax rate from the federal statutory rate is as follows:

	2009	2008	2007
Statutory federal income tax rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal income tax benefit	2.4	(0.8)	8.0
Tax credits	(146.4)	(3.0)	(47.4)
Foreign taxes at less than the federal statutory rate excluding valuation allowances	(12.2)	(15.9)	(115.5)
Federal and foreign valuation allowance	13.3	9.3	247.6
Variable interest entity without tax	—	—	(15.3)
Withholding taxes	2.4	1.6	11.3
Compensation	0.6	0.7	13.0
Dividends	129.3	4.0	—
Life insurance	(1.0)	2.3	(5.5)
Foreign branch activity	(5.2)	(7.3)	(25.4)
Uncertain tax positions	(2.5)	(0.4)	4.7
Other, net	(2.8)	1.6	4.3
	12.9%	27.1%	114.8%

Income Taxes—Continued

At December 31, 2009, total deferred tax assets were $96,495,000, total deferred tax liabilities were $61,331,000 and the tax valuation allowance total was $65,050,000 for a net deferred income tax liability of $29,886,000 compared to total deferred tax assets of $107,230,000, total deferred tax liabilities of $55,336,000 and a tax valuation allowance total of $75,507,000 for a net deferred income tax liability of $23,613,000 at December 31, 2008. Significant components of deferred income tax assets and liabilities at December 31, 2009 and 2008 are as follows (in thousands):

	2009	2008
Current deferred income tax assets (liabilities), net:		
Loss carryforwards	$ 907	$ 1,307
Bad debt	8,657	6,721
Warranty	5,167	4,121
State and local taxes	2,628	3,339
Other accrued expenses and reserves	1,932	1,690
Inventory	3,984	2,320
Compensation and benefits	2,089	2,821
Product liability	292	292
Valuation allowance	(23,229)	(21,984)
Other, net	(2,037)	1,424
	$ 390	$ 2,051
Long-term deferred income tax assets (liabilities), net:		
Goodwill & intangibles	(27,176)	(21,995)
Convertible debt	(16,895)	(18,348)
Fixed assets	(15,223)	(14,993)
Compensation and benefits	12,300	14,875
Loss and credit carryforwards	44,116	49,758
Product liability	4,203	4,429
State and local taxes	6,559	13,160
Valuation allowance	(41,821)	(53,523)
Other, net	3,661	973
	$(30,276)	$(25,664)
Net Deferred Income Taxes	$(29,886)	$(23,613)

The company recorded a valuation allowance for its domestic net deferred tax assets due to the domestic loss recognized in 2006, 2007, 2008 and 2009 and based upon near term domestic projections. During 2007, 2008 and 2009, the company also recorded valuation allowances for certain foreign country net deferred tax assets where recent performance results in a three year cumulative loss and near term projections indicate it is more likely than not that the deferred tax assets will not be realized. The company made income tax payments of $12,340,000, $10,564,000, and $1,060,000 during the years ended December 31, 2009, 2008 and 2007, respectively.

At December 31, 2009, the company had foreign tax loss carryforwards of approximately $40,600,000 of which $29,600,000 are non-expiring, $500,000 expire in 2014, $5,750,000 expire in 2015, and $4,750,000 expire in 2026, of which $29,600,000 are offset by valuation allowances. At December 31, 2009 the company also had a $13,025,000 domestic capital loss carryforward of which $9,225,000 expires in 2011 and $3,800,000 expires in

Income Taxes—Continued

2012 and $366,700,000 of domestic state and local tax loss carryforwards, of which $207,200,000 expire between 2010 and 2013, $79,100,000 expire between 2014 and 2023 and $80,400,000 expire after 2023. The company has domestic federal tax credit carryforwards of $30,490,000 of which $10,870,000 expire between 2014 and 2018 and $19,070,000 expire between 2019 and 2029 and $550,000 is indefinite.

The company adopted the provisions of FIN 48 on January 1, 2007. As of December 31, 2009 and 2008, the company had a liability for uncertain tax positions, excluding interest and penalties of $5,770,000 and $6,400,000, respectively. The company does not believe there will be a material change in its unrecognized tax positions over the next twelve months.

The total liabilities associated with unrecognized tax benefits that, if recognized, would impact the effective tax rates were $5,770,000 and $6,400,000 at December 31, 2009 and 2008, respectively.

A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows (in thousands):

	2009	2008
Balance at beginning of year	$ 6,400	$ 8,085
Additions to:		
Positions taken during the current year	1,130	360
Positions taken during a prior year	2,340	40
Deductions due to:		
Exchange rate impact	280	(260)
Positions taken during the current year	—	(10)
Positions taken during a prior year	(95)	(85)
Settlements with taxing authorities	(2,365)	(1,370)
Lapse of statute of limitations	(980)	(360)
Balance at end of year	$ 6,710	$ 6,400

The company recognizes interest and penalties associated with uncertain tax positions in income tax expense. During 2009, 2008 and 2007 the (benefit) provision for interest and penalties was $(490,000), $(155,000) and $840,000, respectively. The Company had approximately $2,035,000 and $2,625,000 of accrued interest and penalties as of December 31, 2009 and 2008, respectively.

The company and its subsidiaries file income tax returns in the U.S. and certain foreign jurisdictions. The company is subject to U.S. federal income tax examinations for calendar year 2008 and 2009, and is subject to various U.S. state income tax examinations for 2004 to 2009. With regards to foreign income tax jurisdictions, the company is generally subject to examinations for the periods 2004 to 2009.

Net Earnings Per Common Share

The following table sets forth the computation of basic and diluted net earnings per common share.

	2009	2008	2007
	(In thousands except per share data)		
Basic			
Average common shares outstanding	31,969	31,902	31,840
Net earnings (loss)	$41,179	$34,857	$(1,714)
Net earnings (loss) per common share	$ 1.29	$ 1.09	$ (.05)
Diluted			
Average common shares outstanding	31,969	31,902	31,840
Stock options	27	51	87
Average common shares assuming dilution	31,996	31,953	31,927
Net earnings (loss)	$41,179	$34,857	$(1,714)
Net earnings (loss) per common share	$ 1.29	$ 1.09	$ (.05)

The 2008 and 2007 amounts have been restated for the adoption of FSP APB 14-1, effective January 1, 2009, which required retrospective application and accordingly reported interest expense was increased and net earnings decreased by $3,694,000 ($0.12 per share) and $2,904,000 ($0.09 per share) for 2008 and 2007, respectively.

At December 31, 2009, 2008, and 2007, 4,230,630, 4,337,838 and 4,232,589 shares associated with stock options, respectively were excluded from the average common shares assuming dilution, as they were anti-dilutive. In 2009, the majority of the anti-dilutive shares were granted at an exercise price of $41.87, which was higher than the average fair market value price of $19.42 for 2009. In 2008, the majority of the anti-dilutive shares were granted at an exercise price of $25.79, which was higher than the average fair market value price of $20.99 for 2008. In 2007, the majority of the anti-dilutive shares were granted at an exercise price of $23.71, which was higher than the average fair market value price of $21.35 for 2007.

Shares necessary to settle a conversion spread on the convertible notes were not included in the common shares assuming dilution as the average market price of the company stock for the period did not exceed the conversion price.

Concentration of Credit Risk

The company manufactures and distributes durable medical equipment and supplies to the home health care, retail and extended care markets. The company performs credit evaluations of its customers' financial condition. In December 2000, Invacare entered into an agreement with De Lage Landen, Inc. ("DLL"), a third party financing company, to provide the majority of future lease financing to Invacare's North America customers. The DLL agreement provides for direct leasing between DLL and the Invacare customer. The company retains a recourse obligation of $28,552,000 at December 31, 2009 to DLL for events of default under the contracts, which total $78,849,000 at December 31, 2009. *Guarantees,* ASC 460, requires the company to record a guarantee liability as it relates to the limited recourse obligation. As such, the company has recorded a liability of $721,000 for this guarantee obligation within accrued expenses. The company monitors the collections status of these contracts and has provided amounts for estimated losses in its allowances for doubtful accounts in accordance with *Receivables,* ASC 310-10-05-4. Credit losses are provided for in the financial statements.

Substantially all of the company's receivables are due from health care, medical equipment providers and long term care facilities located throughout the United States, Australia, Canada, New Zealand and Europe. A

Concentration of Credit Risk—Continued

significant portion of products sold to dealers, both foreign and domestic, is ultimately funded through government reimbursement programs such as Medicare and Medicaid. In addition, the company has also seen a significant shift in reimbursement to customers from managed care entities. As a consequence, changes in these programs can have an adverse impact on dealer liquidity and profitability. In addition, reimbursement guidelines in the home health care industry have a substantial impact on the nature and type of equipment an end user can obtain as well as the timing of reimbursement and, thus, affect the product mix, pricing and payment patterns of the company's customers.

The company's top 10 customers accounted for approximately 13.3% of 2009 net sales. The loss of business of one or more of these customers may have a significant impact on the company, although no single customer accounted for more than 3.3% of the company's 2009 net sales. Providers who are part of a buying group generally make individual purchasing decisions and are invoiced directly by the company.

Derivatives

In March 2008, SFAS 161 (codified in *Derivatives and Hedging*, ASC 815) was issued which requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. The company adopted ASC 815 effective January 1, 2009.

ASC 815 requires companies to recognize all derivative instruments in the consolidated balance sheet as either assets or liabilities at fair value. The accounting for changes in fair value of a derivative is dependent upon whether or not the derivative has been designated and qualifies for hedge accounting treatment and the type of hedging relationship. For derivatives designated and qualifying as hedging instruments, the company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation.

Cash Flow Hedging Strategy

The company uses derivative instruments in an attempt to manage its exposure to commodity price risk, foreign currency exchange risk and interest rate risk. Foreign exchange contracts are used to manage the price risk associated with forecasted sales denominated in foreign currencies and the price risk associated with forecasted purchases of inventory over the next twelve months. Interest rate swaps are utilized to manage interest rate risk associated with the company's fixed and floating-rate borrowings.

The company recognizes its derivative instruments as assets or liabilities in the consolidated balance sheet measured at fair value. A majority of the company's derivative instruments are designated and qualify as cash flow hedges. Accordingly, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the fair value of the hedged item, if any, is recognized in current earnings during the period of change.

During 2009, the company was a party to interest rate swap agreements that qualified as cash flow hedges and effectively converted floating-rate debt to fixed-rate debt, so the company could avoid the risk of changes in market interest rates. The gains and or losses on interest rate swaps are reflected in interest expense on the consolidated statement of operations. As of December 31, 2009, none of the company's debt had its interest payments designated as the hedged forecasted transactions to interest rate swap agreements.

Derivatives—Continued

To protect against increases/decreases in forecasted foreign currency cash flows resulting from inventory purchases/sales over the next year, the company utilizes foreign currency forward contracts to hedge portions of its forecasted purchases/sales denominated in foreign currencies. The gains and losses are included in cost of products sold and selling, general and administrative expenses on the consolidated statement of operations. If it is later determined that a hedged forecasted transaction is unlikely to occur, any gains or losses on the forward contracts would be reclassified from other comprehensive income into earnings. The company does not expect this to occur during the next twelve months.

The company has historically not recognized any ineffectiveness related to forward contract cash flow hedges because the company generally limits it hedges to between 60% and 90% of total forecasted transactions for a given entity's exposure to currency rate changes and the transactions hedged are recurring in nature. Furthermore, the majority of the hedged transactions are related to intercompany sales and purchases for which settlement occurs on a specific day each month. Forward contracts with a total notional amount in USD of $180,664,000 matured during the twelve months ended December 31, 2009.

As of December 31, 2009, foreign exchange forward contracts qualifying and designated for hedge accounting treatment were as follows (in thousands USD):

	Notional Amount	Unrealized Net Gain (Loss)
USD / AUD	$ 3,294	$ (41)
USD / CAD	49,345	202
USD / EUR	22,119	(526)
USD / GBP	3,640	(72)
USD / NZD	8,286	130
USD / SEK	8,965	(100)
USD / MXN	2,520	217
EUR / CHF	2,755	(9)
EUR / GBP	22,258	27
EUR / SEK	3,800	15
EUR / NZD	8,029	359
GBP / CHF	501	14
GBP / SEK	2,169	37
GBP / DKK	765	17
DKK / SEK	7,439	52
DKK / NOK	2,236	19
NOK / EUR	342	6
NOK / CHF	592	(9)
NOK / SEK	1,190	(21)
	$150,245	$ 317

Fair Value Hedging Strategy

In 2009 and 2008, the company did not utilize any derivatives designated as fair value hedges. However, the company has in the past utilized fair value hedges in the form of forward contracts to manage the foreign exchange risk associated with certain firm commitments and has entered into interest rate swaps to effectively convert fixed-rate debt to floating-rate debt in an attempt to avoid paying higher than market interest rates. For

Derivatives—Continued

derivative instruments designated and qualifying as fair value hedges, the gain or loss on the derivative instrument as well as the offsetting gain or loss on the hedged item associated with the hedged risk are recognized in the same line item associated with the hedged item in earnings.

Derivatives Not Qualifying or Designated for Hedge Accounting Treatment

The company utilizes foreign currency forward or option contracts that do not qualify for hedge accounting treatment in an attempt to manage the risk associated with the conversion of earnings in foreign currencies into U.S. Dollars. While these derivative instruments do not qualify for hedge accounting treatment in accordance with ASC 815, these derivatives do provide the company with a means to manage the risk associated with currency translation. These instruments are recorded at fair value in the consolidated balance sheet and any gains or losses are recorded as part of earnings in the current period. No such contracts were outstanding at December 31, 2009 and a loss of $68,000 was recorded by the company for the year ended December 31, 2009 related to derivatives not qualifying for hedge accounting treatment.

The company also utilizes foreign currency forward contracts that are not designated as hedges in accordance with ASC 815 although they could qualify for hedge accounting treatment. These contracts are entered into to eliminate the risk associated with the settlement of short-term intercompany trading receivables and payables between Invacare Corporation and its foreign subsidiaries. The currency forward contracts are entered into at the same time as the intercompany receivables or payables are created so that upon settlement, the gain/loss on the settlement is offset by the gain/loss on the foreign currency forward contract. Accordingly, no material net gain or loss was realized by the company for the year ended December 31, 2009 related to these forward contracts and the associated short-term intercompany trading receivables and payables.

As of December 31, 2009, foreign exchange forward contracts not qualifying or designated for hedge accounting treatment entered into in 2009 and outstanding were as follows (in thousands USD):

	Notional Amount	Gain (Loss)
CAD / USD	$ 2,194	$ (3)
CHF / USD	1,102	(39)
DKK / USD	7,580	(77)
GBP / USD	3,304	(73)
NZD / USD	1,756	59
SEK / USD	9,899	(126)
EUR / NZD	7,457	(324)
	$33,292	$(583)

As of December 31, 2009, the fair values of the company's derivative instruments were as follows (in thousands):

	Assets	Liabilities
Derivatives designated as hedging instruments under ASC 815		
Foreign currency forward contracts	$1,815	$1,498
Derivatives not designated as hedging instruments under ASC 815		
Foreign currency forward contracts	92	675
Total derivatives	$1,907	$2,173

Derivatives—Continued

The fair values of the company's foreign currency forward assets and liabilities are included in Other Current Assets and Accrued Expenses, respectively in the Consolidated Balance Sheets. Swap assets are recorded in either Other Current Assets or Other Assets, while swap liabilities are recorded in Accrued Expenses or Other Long-Term Obligations in the Consolidated Balance Sheets. For the year ended December 31, 2009, no swaps were outstanding.

The effect of derivative instruments on the Statement of Operations and Other Comprehensive Income (OCI) for the year ended December 31, 2009 was as follows (in thousands):

Derivatives in ASC 815 cash flow hedge relationships	Amount of Gain (Loss) Recognized in OCI on Derivatives (Effective Portion)	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain (Loss) Recognized in Income on Derivatives (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Year ended December 31			
Foreign currency forward contracts	$ 962	$ (339)	$ —
Interest rate swap contracts	5,556	(2,819)	—
	$6,518	$(3,158)	$ —

Derivatives not designated as hedging instruments under ASC 815	Amount of Gain Recognized in Income on Derivatives
Year ended December 31	
Foreign currency forward contracts	$2,899

The gains or losses recognized as the result of the settlement of cash flow hedge foreign currency forward contracts are recognized in net sales for hedges of inventory sales or cost of product sold for hedges of inventory purchases. In 2009, net sales were increased by $3,093,000 and cost of product sold was increased by $3,432,000 for a net realized loss of $338,000 compared to a net loss of $26,000 in 2008 and a net gain of $451,000 in 2007.

The company recognized net losses of $2,819,000, $2,684,000 and $394,000 in 2009, 2008 and 2007, respectively related to interest rate swap agreements which are reflected in interest expense on the consolidated statement of operations. A $2,899,000 gain was recognized in selling, general and administrative (SG&A) expenses in 2009 on foreign currency forward contracts not designated as hedging instruments which was offset by gains/losses of comparable amounts also recorded in SG&A expenses on the intercompany trade payables for which the derivatives were entered into to offset.

Fair Values of Financial Instruments

The company adopted FAS 157 as of January 1, 2008 for assets and liabilities measured at fair value on a recurring basis and the adoption had no material impact on the company's financial position, results of operations or cash flows. For assets and liabilities measured at fair value on a nonrecurring basis, such as goodwill and intangibles, the company deferred its adoption until January 1, 2009, as allowed under the provisions of FAS 157. The adoption of FAS 157 for assets and liabilities measured at fair value on a nonrecurring basis had no material impact on the company's financial position, results of operations or cash flows.

Pursuant to ASC 820, the inputs used to derive the fair value of assets and liabilities are analyzed and assigned a level I, II or III priority, with level I being the highest and level III being the lowest in the hierarchy.

Fair Values of Financial Instruments—Continued

Level I inputs are quoted prices in active markets for identical assets or liabilities. Level II inputs are quoted prices for similar assets or liabilities in active markets: quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets. Level III inputs are based on valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The following table provides a summary of the company's assets and liabilities that are measured on a recurring basis (in thousands).

		Basis for Fair Value Measurements at Reporting Date		
	December 31, 2009	Quoted Prices in Active Markets for Identical Assets / (Liabilities) Level I	Significant Other Observable Inputs Level II	Significant Other Unobservable Inputs Level III
Marketable Securities	$ 3	$ 3	$ —	$—
Forward Exchange Contracts—net	(266)	—	(266)	—
Total	$(263)	$ 3	$(266)	$—

Marketable Securities: The company's marketable securities are recorded based on quoted prices in active markets multiplied by the number of shares owned without any adjustments for transactional costs or other costs that may be incurred to sell the securities.

Interest Rate Swaps: The company is at times a party to interest rate swap agreements, which are entered into in the normal course of business, to reduce exposure to fluctuations in interest rates. The agreements are entered into with major financial institutions, which are expected to fully perform under the terms of the agreements thereby mitigating the credit risk from the transactions. The agreements are generally contracts to exchange floating rate payments for fixed rate payments without the exchange of the underlying notional amounts. The notional amounts of such agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss. The amounts to be paid or received under the interest rate swap agreements are accrued consistent with the terms of the agreements and market interest rates. Fair value for the company's interest rate swaps are based on pricing models in which all significant inputs, such as interest rates and yield curves, are observable in active markets. The company believes that the fair values reported would not be materially different from the amounts that would be realized upon settlement. As of December 31, 2009, the company had no swap agreements outstanding.

The gains and losses that result from any cash flow hedge interest rate swaps are recognized as part of interest expense. Swap assets are recorded in either Other Current Assets or Other Assets, while swap liabilities are recorded in Accrued Expenses or Other Long-Term Obligations in the Consolidated Balance Sheets.

Forward Contracts: The company operates internationally and as a result is exposed to foreign currency fluctuations. Specifically, the exposure includes intercompany loans and third party sales or payments. In an attempt to reduce this exposure, foreign currency forward contracts are utilized and accounted for as hedging instruments. The forward contracts are used to hedge the following currencies: AUD, CAD, CHF, CNY, DKK, EUR, GBP, MXP, NOK, NZD, SEK and USD. The company does not use derivative financial instruments for speculative purposes. Fair values for the company's foreign exchange forward contracts are based on quoted market prices for contracts with similar maturities.

Fair Values of Financial Instruments—Continued

The gains and losses that result from the majority of the forward contracts are deferred and recognized when the offsetting gains and losses for the identified transactions are recognized. The company recognized a net loss of $338,000 in 2009, a net loss of $26,000 in 2008 and a net gain of $451,000 in 2007. Gains or losses recognized as the result of the settlement of forward contracts are recognized in cost of products sold for hedges of inventory transactions, sales for hedges of forecasted sales or selling, general and administrative expenses for other hedged transactions. The company's forward contracts are included in Other Current Assets or Accrued Expenses in the Consolidated Balance Sheets.

The carrying amounts and fair values of the company's financial instruments at December 31, 2009 and 2008 are as follows (in thousands):

	2009		2008	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash and cash equivalents	$ 37,501	$ 37,501	$ 47,516	$ 47,516
Marketable securities	3	3	72	72
Other investments	1,521	1,521	8,657	8,657
Installment receivables, net of reserves	7,106	7,106	9,946	9,946
Long-term debt (including current maturities of long-term debt)	(273,325)	(349,070)	(426,406)	(321,729)
Interest rate swaps	—	—	(2,737)	(2,737)
Forward contracts in Other Current Assets	1,907	1,907	1,413	1,413
Forward contracts in Accrued Expenses	(2,173)	(2,173)	(1,719)	(1,719)

The long-term debt carrying value and fair value as of December 31, 2008 have been restated to reflect the company's adoption of FSP APB 14-1.

The company in estimating its fair value disclosures for financial instruments used the following methods and assumptions:

Cash, cash equivalents and marketable securities: The carrying amount reported in the balance sheet for cash, cash equivalents and marketable securities approximates its fair value.

Installment receivables: The carrying amount reported in the balance sheet for installment receivables approximates its fair value. The interest rates associated with these receivables have not varied significantly since inception. Management believes that after consideration of the credit risk, the net book value of the installment receivables approximates market value.

Long-term debt: Fair values for the company's senior notes and convertible debt are based on quoted market prices as of year end, while the term loan and revolving credit facility fair values are based upon the company's estimate of the market for similar borrowing arrangements.

Other investments: The company has made other investments in limited partnerships and non-marketable equity securities, which are accounted for using the cost method, adjusted for any estimated declines in value. These investments were acquired in private placements and there are no quoted market prices or stated rates of return and the company does not have the ability to easily sell these investments. The company completed an evaluation of the residual value related to these investments in the fourth quarter of 2009 which considered the

Fair Values of Financial Instruments—Continued

weakening in the commercial real estate market as well as the redemption of one of the investments for a nominal amount and as a result, the company recognized impairment charges totaling $6,713,000 pre-tax which is included in the All Other segment.

The following table provides a summary of the company's assets that are measured on a non-recurring basis (in thousands).

		Basis for Fair Value Measurements at Reporting Date		
	December 31, 2009	Quoted Prices in Active Markets for Identical Assets / (Liabilities) Level I	Significant Other Observable Inputs Level II	Significant Other Unobservable Inputs Level III
Intangibles—net	$ 85,305	$—	$—	$ 85,305
Goodwill	556,093	—	—	556,093
Total	$641,398	$—	$—	$641,398

Other Intangibles and Goodwill: Under *Intangibles—Goodwill and Other*, ASC 350, goodwill and intangible assets deemed to have indefinite lives are subject to annual impairment tests. Furthermore, goodwill and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The company completes its annual impairment tests in the fourth quarter of each year. The discount rates used have a significant impact upon the discounted cash flow methodology utilized in the company's annual impairment testing as higher discount rates decrease the fair value estimates.

The company utilizes a discounted cash flow method model to analyze reporting units for impairment in which the company forecasts income statement and balance sheet amounts based on assumptions regarding future sales growth, profitability, inventory turns, days' sales outstanding, etc. to forecast future cash flows. The cash flows are discounted using a weighted average cost of capital discount rate where the cost of debt is based on quoted rates for 20-year debt of companies of similar credit risk and the cost of equity is based upon the 20-year treasury rate for the risk free rate, a market risk premium, the industry average beta, a small cap stock adjustment and company specific risk premiums. The assumptions used are based on a market participant's point of view and yielded a discount rate of 10.74% in 2009 compared to 8.90% to 9.90% in 2008 and 9.25% to 10.25% in 2007.

While there was no indication of impairment in 2009 related to goodwill, a future potential impairment is possible for any of the company's reporting units should actual results differ materially from forecasted results used in the valuation analysis. Furthermore, the company's annual valuation of goodwill can differ materially if the market inputs used to determine the discount rate change significantly. For instance, higher interest rates or greater stock price volatility would increase the discount rate and thus increase the chance of impairment. For example, if the discount rate used were 100 basis points higher for the 2009 impairment analysis, the company could potentially have an impairment for the Asia/Pacific reporting unit. Accordingly, the performance of the Asia/Pacific region in particular will be closely monitored going forward to determine if the goodwill for the region needs to be re-evaluated for potential impairment.

For purposes of testing intangibles for impairment, the fair value of each unamortized intangible is estimated by forecasting cash flows and discounting those cash flows using appropriate discount rates and using

Fair Values of Financial Instruments—Continued

market participant assumptions regarding taxes, impact of contributory assets in the valuation models, etc. The fair values are then compared to the carrying value of the intangible. For amortized intangibles, the forecasted undiscounted cash flows were compared to the carrying value, and if impairment results, the impairment is measured based on the estimated fair value of the intangibles. As a result of the company's 2009 intangible impairment review, there were impairment charges related to intangible assets for Europe of $896,000 and NA/HME of $800,000.

Business Segments

The company operates in five primary business segments: North America/Home Medical Equipment (NA/HME), Invacare Supply Group (ISG), Institutional Products Group (IPG), Europe and Asia/Pacific.

The NA/HME segment sells each of three primary product lines, which includes: standard, rehab and respiratory products. Invacare Supply Group sells distributed product and the Institutional Products Group sells health care furnishings and accessory products. Europe and Asia/Pacific sell the same product lines with the exception of distributed products. Each business segment sells to the home health care, retail and extended care markets.

The company evaluates performance and allocates resources based on profit or loss from operations before income taxes for each reportable segment. The accounting policies of each segment are the same as those described in the summary of significant accounting policies for the company's consolidated financial statements. Intersegment sales and transfers are based on the costs to manufacture plus a reasonable profit element. Therefore, intercompany profit or loss on intersegment sales and transfers is not considered in evaluating segment performance except for Asia/Pacific due to its significant intercompany sales volume.

In 2009, management changed how it views segment earnings before taxes and accordingly reclassifications have been made to the company's segment disclosure of earnings (loss) before income tax amounts for 2007 and 2008 to be consistent with 2009 presentation. As a result, 2008 earnings before taxes decreased for NA/HME by $6,918,000 and the loss before income taxes for All Other increased by $9,066,000 while earnings before income tax increased for Europe and Asia/Pacific by $6,918,000 and $9,066,000, respectively. For 2007, earnings before taxes decreased for NA/HME by $7,151,000 and the loss before income taxes for All Other increased by and $8,282,000 while earnings before income tax increased for Europe and Asia/Pacific by $7,151,000 and $8,282,000, respectively.

Business Segments—Continued

On May 9, 2008, FASB Staff Position APB 14-1, *Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)* (FSP APB 14-1) as codified in *Debt with Conversion and Other Options,* ASC 470-20, was issued to provide clarification of the accounting for convertible debt that can be settled in cash upon conversion. The adoption of FSP APB 14-1, effective January 1, 2009, resulted in retrospective application and accordingly reported interest expense was increased and net earnings decreased by $3,694,000 ($0.12 per share) and $2,904,000 ($0.09 per share) for 2008 and 2007, respectively. Also as a result of the adoption of FSP APB 14-1, the Consolidated Balance Sheet as of December 31, 2008 reflects a decrease in long-term debt and an offsetting increase in paid in capital of $52,414,000 and a deferred tax liability of $18,345,000 offset by a valuation reserve of the same amount. The information by segment is as follows (in thousands):

	2009	2008	2007
Revenues from external customers			
North America/HME	$ 748,401	$ 741,502	$ 669,364
Invacare Supply Group	280,295	265,818	256,993
Institutional Products Group	89,423	99,662	87,967
Europe	503,084	553,845	498,109
Asia/Pacific	71,933	94,867	89,804
Consolidated	$1,693,136	$1,755,694	$1,602,237
Intersegment revenues			
North America/HME	$ 72,273	$ 56,826	$ 47,698
Invacare Supply Group	232	527	265
Institutional Products Group	2,639	2,668	1,151
Europe	9,719	12,482	10,394
Asia/Pacific	31,143	31,132	29,793
Consolidated	$ 116,006	$ 103,635	$ 89,301
Depreciation and amortization			
North America/HME	$ 17,905	$ 19,478	$ 20,109
Invacare Supply Group	403	377	375
Institutional Products Group	1,306	1,670	1,818
Europe	15,285	17,198	15,904
Asia/Pacific	5,555	4,987	5,494
All Other(1)	108	34	17
Consolidated	$ 40,562	$ 43,744	$ 43,717
Net interest expense (income)			
North America/HME	$ 26,687	$ 25,934	$ 27,524
Invacare Supply Group	3,153	3,531	3,443
Institutional Products Group	2,525	3,865	4,377
Europe	(1,876)	6,027	8,808
Asia/Pacific	987	525	721
Consolidated	$ 31,476	$ 39,882	$ 44,873

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Business Segments—Continued

	2009	2008	2007
Earnings (loss) before income taxes			
North America/HME	$ 36,237	$ 17,655	$ 1,766
Invacare Supply Group	5,374	2,192	3,198
Institutional Products Group	9,213	6,725	(227)
Europe	34,685	44,675	43,321
Asia/Pacific	1,639	8,705	1,532
All Other(1)	(39,869)	(32,145)	(38,004)
Consolidated	$ 47,279	$ 47,807	$ 11,586
Assets			
North America/HME	$ 310,404	$ 359,364	$ 385,532
Invacare Supply Group	86,469	88,540	88,106
Institutional Products Group	45,518	33,491	44,806
Europe	761,992	683,870	804,677
Asia/Pacific	90,318	90,062	104,297
All Other(1)	64,800	59,146	72,624
Consolidated	$1,359,501	$1,314,473	$1,500,042
Long-lived assets			
North America/HME	$ 72,527	$ 99,709	$ 119,866
Invacare Supply Group	24,085	24,312	24,853
Institutional Products Group	31,191	28,103	34,880
Europe	596,142	517,319	610,074
Asia/Pacific	50,323	43,163	56,024
All Other(1)	56,769	50,809	63,260
Consolidated	$ 831,037	$ 763,415	$ 908,957
Expenditures for assets			
North America/HME	$ 8,110	$ 6,590	$ 7,138
Invacare Supply Group	196	506	148
Institutional Products Group	245	962	813
Europe	5,268	6,311	7,669
Asia/Pacific	3,433	5,567	4,272
All Other(1)	747	21	28
Consolidated	$ 17,999	$ 19,957	$ 20,068

(1) Consists of un-allocated corporate selling, general and administrative costs and intercompany profits, which do not meet the quantitative criteria for determining reportable segments. In addition, the "All other" earnings (loss) before income taxes includes debt finance charges, interest and fees associated with debt refinancing, the gain (loss) associated with a consolidated variable interest entity and impairment charges recognized related to limited partnership investments.

Business Segments—Continued

Net sales by product, are as follows (in thousands):

	2009	2008	2007
North America/HME			
Standard	$ 296,068	$ 280,662	$ 244,682
Rehab	283,214	284,793	273,960
Respiratory	133,821	145,627	128,870
Other	35,298	30,420	21,852
	$ 748,401	$ 741,502	$ 669,364
Invacare Supply Group			
Distributed	$ 280,295	$ 265,818	$ 256,993
Institutional Products Group			
Continuing Care	$ 89,423	$ 99,662	$ 87,967
Europe			
Standard	$ 268,138	$ 306,264	$ 291,574
Rehab	219,667	232,384	195,182
Respiratory	15,279	15,197	11,353
	$ 503,084	$ 553,845	$ 498,109
Asia/Pacific			
Rehab	$ 36,349	$ 45,536	$ 41,310
Standard	18,887	22,768	20,655
Respiratory	6,243	8,763	8,980
Other	10,454	17,800	18,859
	$ 71,933	$ 94,867	$ 89,804
Total Consolidated	$1,693,136	$1,755,694	$1,602,237

No single customer accounted for more than 3.3% of the company's sales.

Supplemental Guarantor Information

Effective February 12, 2007, substantially all of the domestic subsidiaries (the "Guarantor Subsidiaries") of the company became guarantors of the indebtedness of Invacare Corporation under its 9.75% Senior Notes due 2015 (the "Senior Notes") with an aggregate principal amount of $175,000,000 and under its 4.125% Convertible Senior Subordinated Debentures due 2027 (the "Debentures") with an aggregate principal amount of $135,000,000. The majority of the company's subsidiaries are not guaranteeing the indebtedness of the Senior Notes or Debentures (the "Non-Guarantor Subsidiaries"). Each of the Guarantor Subsidiaries has fully and unconditionally guaranteed, on a joint and several basis, to pay principal, premium, and interest related to the Senior Notes and to the Debentures and each of the Guarantor Subsidiaries are directly or indirectly wholly-owned subsidiaries of the company.

Presented below are the consolidating condensed financial statements of Invacare Corporation (Parent), its combined Guarantor Subsidiaries and combined Non-Guarantor Subsidiaries with their investments in subsidiaries accounted for using the equity method. The company does not believe that separate financial statements of the Guarantor Subsidiaries are material to investors and accordingly, separate financial statements and other disclosures related to the Guarantor Subsidiaries are not presented.

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Supplemental Guarantor Information—Continued

CONSOLIDATING CONDENSED STATEMENTS OF OPERATIONS

	The Company (Parent)	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Total
			(in thousands)		
Year ended December 31, 2009					
Net sales	$388,141	$707,618	$681,374	$ (83,997)	$1,693,136
Cost of products sold	275,089	555,503	453,464	(84,114)	1,199,942
Gross Profit	113,052	152,115	227,910	117	493,194
Selling, general and administrative expenses	16,813	118,940	156,791	106,102	398,646
Charges related to restructuring activities	301	60	4,145	—	4,506
Debt finance charges, interest and fees associated with debt refinancing or early extinguishment of debt	2,878	—	—	—	2,878
Asset write-downs to intangibles and investments	8,409	—	—	—	8,409
Income (loss) from equity investee	(22,580)	25,508	(13,445)	10,517	—
Interest expense (income)—net	27,021	(2,897)	7,352	—	31,476
Earnings (loss) before Income Taxes	35,050	61,520	46,177	(95,468)	47,279
Income taxes (benefit)	(6,129)	99	12,130	—	6,100
Net Earnings (loss)	$ 41,179	$ 61,421	$ 34,047	$ (95,468)	$ 41,179
Year ended December 31, 2008					
Net sales	$368,574	$683,773	$776,405	$ (73,058)	$1,755,694
Cost of products sold	274,948	547,193	517,861	(73,200)	1,266,802
Gross Profit	93,626	136,580	258,544	142	488,892
Selling, general and administrative expenses	112,554	117,195	157,639	10,866	398,254
Charge related to restructuring activities	217	—	2,732	—	2,949
Income (loss) from equity investee	83,013	48,405	5,518	(136,936)	—
Interest expense (income)—net	31,173	(1,065)	9,774	—	39,882
Earnings (loss) before Income Taxes	32,695	68,855	93,917	(147,660)	47,807
Income taxes (benefit)	(2,162)	194	14,918	—	12,950
Net Earnings (loss)	$ 34,857	$ 68,661	$ 78,999	$(147,660)	$ 34,857
Year ended December 31, 2007					
Net sales	$332,668	$629,217	$701,990	$ (61,638)	$1,602,237
Cost of products sold	255,852	503,130	458,616	(61,665)	1,155,933
Gross Profit	76,816	126,087	243,374	27	446,304
Selling, general and administrative expenses	105,678	113,828	147,340	—	366,846
Charge related to restructuring activities	3,365	7	6,219	—	9,591
Debt finance charges, interest and fees associated with debt financing	13,329	—	79	—	13,408
Income (loss) from equity investee	83,802	43,067	5,055	(131,924)	—
Interest expense—net	31,015	707	13,151	—	44,873
Earnings (loss) before Income Taxes	7,231	54,612	81,640	(131,897)	11,586
Income taxes	8,945	471	3,884	—	13,300
Net Earnings (loss)	$ (1,714)	$ 54,141	$ 77,756	$(131,897)	$ (1,714)

Supplemental Guarantor Information—Continued

CONSOLIDATING CONDENSED BALANCE SHEETS

	The Company (Parent)	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Total
			(in thousands)		
December 31, 2009					
Assets					
Current Assets					
Cash and cash equivalents	$ 6,569	$ 2,526	$ 28,406	$ —	$ 37,501
Trade receivables, net	101,416	64,451	101,312	(4,165)	263,014
Installment receivables, net	—	954	2,611	—	3,565
Inventories, net	42,512	39,114	91,916	(1,320)	172,222
Deferred income taxes	—	—	390	—	390
Other current assets	15,608	6,307	31,245	(1,388)	51,772
Total Current Assets	166,105	113,352	255,880	(6,873)	528,464
Investment in subsidiaries	1,447,759	594,024	—	(2,041,783)	—
Intercompany advances, net	115,510	1,057,341	196,323	(1,369,174)	—
Other Assets	43,246	3,420	1,340	—	48,006
Other Intangibles	1,604	8,023	75,678	—	85,305
Property and Equipment, net	49,608	9,344	82,681	—	141,633
Goodwill	5,023	24,634	526,436	—	556,093
Total Assets	$1,828,855	$1,810,138	$1,138,338	$(3,417,830)	$1,359,501
Liabilities and Shareholders' Equity					
Current Liabilities					
Accounts payable	$ 70,867	$ 12,986	$ 57,206	$ —	$ 141,059
Accrued expenses	45,309	24,137	78,400	(5,553)	142,293
Accrued income taxes	—	—	5,884	—	5,884
Short-term debt and current maturities of long-term obligations	173	—	918	—	1,091
Total Current Liabilities	116,349	37,123	142,408	(5,553)	290,327
Long-Term Debt	262,188	—	10,046	—	272,234
Other Long-Term Obligations	45,156	2,040	48,507	—	95,703
Intercompany advances, net	703,925	564,582	100,667	(1,369,174)	—
Total Shareholders' Equity	701,237	1,206,393	836,710	(2,043,103)	701,237
Total Liabilities and Shareholders' Equity	$1,828,855	$1,810,138	$1,138,338	$(3,417,830)	$1,359,501

Supplemental Guarantor Information—Continued

CONSOLIDATING CONDENSED BALANCE SHEETS

	The Company (Parent)	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Total
			(in thousands)		
December 31, 2008					
Assets					
Current Assets					
Cash and cash equivalents	$ 10,920	$ 2,284	$ 34,312	$ —	$ 47,516
Trade receivables, net	114,961	56,037	101,301	(5,816)	266,483
Installment receivables, net	—	1,559	2,708	—	4,267
Inventories, net	49,243	37,320	93,586	(1,412)	178,737
Deferred income taxes	—	—	2,051	—	2,051
Other current assets	15,282	6,358	30,364	—	52,004
Total Current Assets	190,406	103,558	264,322	(7,228)	551,058
Investment in subsidiaries	1,350,463	683,148	—	(2,033,611)	—
Intercompany advances, net	191,209	844,433	66,851	(1,102,493)	—
Other Assets	53,793	5,425	1,233	—	60,451
Other Intangibles	2,778	9,722	72,266	—	84,766
Property and Equipment, net	52,632	9,753	81,127	—	143,512
Goodwill	4,975	24,293	445,418	—	474,686
Total Assets	$1,846,256	$1,680,332	$931,217	$(3,143,332)	$1,314,473
Liabilities and Shareholders' Equity					
Current Liabilities					
Accounts payable	$ 59,779	$ 12,734	$ 47,120	$ —	$ 119,633
Accrued expenses	50,034	24,208	75,186	(5,816)	143,612
Accrued income taxes	500	—	2,554	—	3,054
Short-term debt and current maturities of long-term obligations	17,793	—	906	—	18,699
Total Current Liabilities	128,106	36,942	125,766	(5,816)	284,998
Long-Term Debt	398,328	—	9,379	—	407,707
Other Long-Term Obligations	45,290	2,040	41,496	—	88,826
Intercompany advances, net	741,590	335,125	25,778	(1,102,493)	—
Total Shareholders' Equity	532,942	1,306,225	728,798	(2,035,023)	532,942
Total Liabilities and Shareholders' Equity	$1,846,256	$1,680,332	$931,217	$(3,143,332)	$1,314,473

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Supplemental Guarantor Information—Continued

CONSOLIDATING CONDENSED STATEMENTS OF CASH FLOWS

	The Company (Parent)	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Total
			(in thousands)		
Year ended December 31, 2009					
Net Cash Provided (Used) by Operating Activities	$ 154,367	$ 1,823	$ 105,575	$(106,102)	$ 155,663
Investing Activities					
Purchases of property and equipment	(6,733)	(1,875)	(9,391)	—	(17,999)
Proceeds from sale of property and equipment	5	—	1,158	—	1,163
Decrease (increase) in other long-term assets	737	(122)	(14)	—	601
Other	(579)	416	(284)	—	(447)
Net Cash Used for Investing Activities	(6,570)	(1,581)	(8,531)	—	(16,682)
Financing Activities					
Proceeds from revolving lines of credit, securitization facility and long-term borrowings	400,123	—	—	—	400,123
Payments on revolving lines of credit, securitization facility and long-term borrowings	(552,294)	—	(1,142)	—	(553,436)
Proceeds from exercise of stock options	1,628	—	—	—	1,628
Payment of dividends	(1,605)	—	(106,102)	106,102	(1,605)
Net Cash Provided (Used) by Financing Activities	(152,148)	—	(107,244)	106,102	(153,290)
Effect of exchange rate changes on cash	—	—	4,294	—	4,294
Increase (Decrease) in cash and cash equivalents	(4,351)	242	(5,906)	—	(10,015)
Cash and cash equivalents at beginning of year	10,920	2,284	34,312	—	47,516
Cash and cash equivalents at end of year	$ 6,569	$ 2,526	$ 28,406	$ —	$ 37,501

Supplemental Guarantor Information—Continued

CONSOLIDATING CONDENSED STATEMENTS OF CASH FLOWS

	The Company (Parent)	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Total
			(in thousands)		
Year ended December 31, 2008					
Net Cash Provided (Used) by Operating Activities	$ 33,365	$ 2,248	$ 51,667	$(10,866)	$ 76,414
Investing Activities					
Purchases of property and equipment	(5,377)	(1,246)	(13,334)	—	(19,957)
Proceeds from sale of property and equipment	—	2	209	—	211
Business acquisitions, net of cash acquired	(6,268)	(2,152)	—	—	(8,420)
Decrease in other long-term assets	4,882	—	—	—	4,882
Other	(620)	1,666	(247)	—	799
Net Cash Used for Investing Activities	(7,383)	(1,730)	(13,372)	—	(22,485)
Financing Activities					
Proceeds from revolving lines of credit, securitization facility and long-term borrowings	334,680	—	21,581	—	356,261
Payments on revolving lines of credit, securitization facility and long-term borrowings	(376,110)	(7)	(41,065)	—	(417,182)
Proceeds from exercise of stock options	834	—	—	—	834
Payment of dividends	(1,599)	—	(10,866)	10,866	(1,599)
Net Cash Provided (Used) by Financing Activities	(42,195)	(7)	(30,350)	10,866	(61,686)
Effect of exchange rate changes on cash	—	—	(6,927)	—	(6,927)
Increase (Decrease) in cash and cash equivalents	(16,213)	511	1,018	—	(14,684)
Cash and cash equivalents at beginning of year	27,133	1,773	33,294	—	62,200
Cash and cash equivalents at end of year	$ 10,920	$ 2,284	$ 34,312	$ —	$ 47,516

Supplemental Guarantor Information—Continued

CONSOLIDATING CONDENSED STATEMENTS OF CASH FLOWS

	The Company (Parent)	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Total
			(in thousands)		
Year ended December 31, 2007					
Net Cash Provided (Used) by Operating Activities	$ (27,319)	$ 921	$ 99,498	$ 6,000	$ 79,100
Investing Activities					
Purchases of property and equipment	(4,090)	(1,350)	(14,628)	—	(20,068)
Proceeds from sale of property and equipment	—	—	501	—	501
Business acquisitions, net of cash acquired	(5,496)	—	—	—	(5,496)
Decrease in other long-term assets	1,446	—	—	—	1,446
Other	1,559	—	—	—	1,559
Net Cash Used for Investing Activities	(6,581)	(1,350)	(14,127)	—	(22,058)
Financing Activities					
Proceeds from revolving lines of credit, securitization facility and long-term borrowings	648,071	—	50,930	—	699,001
Payments on revolving lines of credit, securitization facility and long-term borrowings	(598,412)	—	(155,590)	—	(754,002)
Proceeds from exercise of stock options	44	—	—	—	44
Payment of dividends	(1,596)	—	—	—	(1,596)
Payment of financing costs	(22,992)	—	—	—	(22,992)
Capital contributions	—	—	6,000	(6,000)	—
Net Cash Provided (Used) by Financing Activities	25,115	—	(98,660)	(6,000)	(79,545)
Effect of exchange rate changes on cash	—	—	2,500	—	2,500
Decrease in cash and cash equivalents	(8,785)	(429)	(10,789)	—	(20,003)
Cash and cash equivalents at beginning of year	35,918	2,202	44,083	—	82,203
Cash and cash equivalents at end of year	$ 27,133	$ 1,773	$ 33,294	$ —	$ 62,200

Interim Financial Information (unaudited)

	QUARTER ENDED (In thousands, except per share data)			
	March 31,	June 30,	September 30,	December 31,
2009				
Net sales	$397,995	$412,541	$434,031	$448,569
Gross profit	108,468	118,055	131,454	135,217
Earnings before income taxes	4,447	10,561	17,776	14,495
Net earnings	2,397	7,661	13,476	17,645
Net earnings per share—basic	.08	.24	.42	.55
Net earnings per share—assuming dilution	.08	.24	.42	.55
	March 31,	June 30,	September 30,	December 31,
2008				
Net sales	$416,278	$447,152	$461,836	$430,428
Gross profit	113,208	124,173	130,931	120,580
Earnings before income taxes	4,799	9,097	14,650	19,261
Net earnings	2,209	5,347	10,725	16,576
Net earnings per share—basic	.07	.17	.34	.52
Net earnings per share—assuming dilution	.07	.17	.33	.52

The 2008 earnings an per share amounts have been restated in accordance with FSP APB 14-1, which was issued to provide clarification of the accounting for convertible debt that can be settled in cash upon conversion. The company adopted FSP APB 14-1 effective January 1, 2009 and, as a result, interest expense has been increased and net earnings decreased by $3,694,000 ($0.12 per share) for the year ended December 31, 2008 as FSP APB 14-1 required retrospective application upon adoption. See "Accounting Policies—Recent Accounting Policies" in the Notes to Consolidated Financial Statements included elsewhere in this report.

INVACARE CORPORATION AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

	COL A.	COL B.	COL C.	COL D.
	Balance At Beginning of Period	Charged To Cost And Expenses	Additions (Deductions) Describe	Balance At End of Period
		(In thousands)		
Year Ended December 31, 2009				
Deducted from asset accounts—				
Allowance for doubtful accounts	$23,090	$19,281	$(14,296)(A)	$28,075
Inventory obsolescence reserve	12,419	6,497	(3,907)(B)	15,009
Tax valuation allowances	75,507	6,275	(16,732)(E)	65,050
Accrued warranty cost	16,798	14,112	(9,404)(B)	21,506
Accrued product liability	23,758	7,880	(7,649)(C)	23,989
Year Ended December 31, 2008				
Deducted from asset accounts—				
Allowance for doubtful accounts	$42,960	$14,284	$(34,154)(A)	$23,090
Inventory obsolescence reserve	12,501	8,469	(8,551)(B)	12,419
Tax valuation allowances	70,084	5,721	(298)(E)	75,507
Accrued warranty cost	16,616	12,546	(12,364)(B)	16,798
Accrued product liability	21,136	8,083	(5,461)(C)	23,758
Year Ended December 31, 2007				
Deducted from asset accounts—				
Allowance for doubtful accounts	$37,633	$11,927	$ (6,600)(A)	$42,960
Inventory obsolescence reserve	12,143	5,998	(5,640)(B)	12,501
Investments and related notes receivable	8,339	—	(8,339)(D)	—
Tax valuation allowances	50,273	26,553	(6,742)(E)	70,084
Accrued warranty cost	15,165	10,989	(9,538)(B)	16,616
Accrued product liability	22,631	8,360	(9,855)(C)	21,136

Note (A)—Uncollectible accounts written off, net of recoveries.

Note (B)—Amounts written off or payments incurred.

Note (C)—Loss and loss adjustment.

Note (D)—Elimination of allowance for investments no longer reported in the consolidated balance sheet.

Note (E)—Other activity not affecting federal or foreign tax expense.

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Exhibit 31.1

CERTIFICATIONS

I, A. Malachi Mixon, III, certify that:

1. I have reviewed this annual report on Form 10-K of Invacare Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

INVACARE CORPORATION

/s/ A. MALACHI MIXON, III

A. Malachi Mixon, III
Chief Executive Officer
(Principal Executive Officer)

Date: February 26, 2010

Exhibit 31.2

CERTIFICATIONS

I, Robert K. Gudbranson, certify that:

1. I have reviewed this annual report on Form 10-K of Invacare Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

INVACARE CORPORATION

/s/ ROBERT K. GUDBRANSON

Robert K. Gudbranson
Chief Financial Officer
(Principal Financial Officer)

Date: February 26, 2010

Exhibit 32.1

Certification
Pursuant to Section 18 U.S.C. Section 1350,
as adopted pursuant to Section 906
of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Invacare Corporation (the "company") on Form 10-K for the period ending December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, A. Malachi Mixon, III, Chief Executive Officer of the company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the company.

/s/ A. MALACHI MIXON, III

A. Malachi Mixon, III
Chief Executive Officer

Date: February 26, 2010

A signed original of this written statement required by Section 906 has been provided to Invacare Corporation and will be retained by Invacare Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

Certification
Pursuant to Section 18 U.S.C. Section 1350,
as adopted pursuant to Section 906
of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Invacare Corporation (the "company") on Form 10-K for the period ending December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robert K. Gudbranson, Chief Financial Officer of the company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the company.

/s/ ROBERT K. GUDBRANSON

Robert K. Gudbranson
Chief Financial Officer

Date: February 26, 2010

A signed original of this written statement required by Section 906 has been provided to Invacare Corporation and will be retained by Invacare Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

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